                                                FILED PURSUANT TO RULE 424(b)(1)
                                                     REGISTRATION NO. 333-35715

PROSPECTUS

                               5,000,000 SHARES

                               [LOGO OF BRYLANE]

                                 COMMON STOCK

                               ----------------

  All the shares of Common Stock of Brylane Inc. offered hereby are being offered by certain stockholders of the Company identified herein. Concurrently with the consummation of the Offerings, the Company will repurchase from the Selling Stockholders an aggregate of 2,500,000 shares of Common Stock at the Price to Public set forth on this cover page. The consummation of each of (i) the Offerings and (ii) the Common Stock Repurchase is contingent upon the consummation of the other and the closing of an amendment to the Company's existing bank credit facility. See "Principal and Selling Stockholders" and "Common Stock Repurchase". Upon consummation of the Offerings and the Common Stock Repurchase, FS&Co. and The Limited (each as defined) will own 25.3% and 14.8% of the Company's Common Stock, respectively. The Company will not receive any proceeds from the sale of the Common Stock hereby.

  Of the 5,000,000 shares (the "Shares") offered hereby, 4,000,000 Shares are being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,000,000 Shares are being offered in a concurrent offering outside the United States and Canada by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The initial public offering price and the aggregate underwriting discount per share are identical for the Offerings. See "Underwriting".

  The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "BYL". On October 14, 1997, the last reported sale price of the Common Stock as reported on the NYSE was $46 9/16 per share.

  SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                     PRICE TO   UNDERWRITING       PROCEEDS TO
                                      PUBLIC    DISCOUNT(1)  SELLING STOCKHOLDERS(2)
------------------------------------------------------------------------------------
Per Share........................     $46.00       $2.07             $43.93
------------------------------------------------------------------------------------
Total (3)........................  $230,000,000 $10,350,000       $219,650,000
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) Expenses payable by the Company are estimated to be $700,000.
(3) The Selling Stockholders have granted to the U.S. Underwriters and the International Managers options, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 600,000 and 150,000 shares of Common Stock, respectively, solely to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will be $264,500,000, $11,902,500 and $252,597,500, respectively. See
    "Underwriting".
                               ----------------
  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about October 20, 1997.

                               ----------------
MERRILL LYNCH & CO.
    LAZARD FRERES & CO. LLC
            J.P. MORGAN & CO.
                  NATIONSBANC MONTGOMERY SECURITIES, INC.

                               ----------------

               The date of this Prospectus is October 14, 1997.

CERTAIN PERSONS PARTICIPATING IN THESE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES OF COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

This document does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such offer or solicitation is unlawful. There are restrictions on the offer and sale of securities in the United Kingdom. All applicable provisions of the Financial Services Act 1986 and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in, from or otherwise involving the United Kingdom must be complied with. See "Underwriting".

                               GRAPHICS APPENDIX


INSIDE FRONT COVER:

     PHOTO 1:  Picture of model wearing suit.


INSIDE FRONT COVER FOLDOUT:

     PHOTO 2:   Picture of front cover of Lane Bryant catalog.

     PHOTO 3:   Picture of front cover of Roaman's catalog.

     PHOTO 4:   Picture of front cover of KingSize catalog.

     PHOTO 5:   Picture of front cover of Jessica London catalog.

     PHOTO 6:   Picture of front cover of Bridgewater catalog.

     PHOTO 7:   Picture of front cover of Chadwick's of Boston, Ltd. catalog.

     PHOTO 8:   Picture of front cover of Lerner catalog.

     PHOTO 9:   Picture of front cover of Sue Brett catalog.

     PHOTO 10:  Picture of front cover of Brett catalog.

INSIDE BACK COVER:

     PHOTO 11:  Left side picture of blazers.

     PHOTO 12:  Right side picture of seated model wearing blazer.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context otherwise requires,
(i) the term "Brylane" refers to Brylane, L.P., a Delaware limited partnership and a wholly-owned subsidiary of Brylane Inc. (the "Partnership"), excluding Chadwick's, (ii) the term "Chadwick's" refers to the Chadwick's of Boston catalog division of The TJX Companies, Inc. ("TJX") acquired by Brylane in December 1996, (iii) the term the "Company" refers to Brylane Inc., its subsidiaries and their respective operations, including the Partnership, (iv) the term "The Limited" refers to The Limited, Inc. and its subsidiaries and affiliates, and (v) all information set forth in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  The Company is the nation's leading specialty catalog retailer of value-priced apparel, with pro forma net sales of over $1.2 billion for the twelve months ended August 2, 1997. The Company has established a focused portfolio of profitable catalogs that target consumers of both special and regular size apparel. Through its nationally recognized Lane Bryant and Roaman's catalogs, Brylane is the leading catalog retailer of women's special size apparel (sizes 14 to 56) and, through its KingSize catalog, is a leading catalog retailer of men's special size apparel (sizes XL to 9XL). Chadwick's of Boston, which Brylane acquired in December 1996, is the nation's largest off-price women's apparel catalog retailer, and offers a broad selection of high quality apparel at prices typically 25% to 50% below the regular prices of department and specialty retail stores. The Company's Lerner catalog has a strong and growing presence in the women's regular size apparel market. In addition, the Company has recently introduced and continues to develop several new catalog concepts. For example, the Company successfully launched the Sue Brett (mature regular size women's apparel), Bridgewater (regular size women's, men's and children's apparel) and Jessica London (off-price special size women's apparel) catalogs, and is also testing a catalog called Brett (regular size men's apparel). Additionally, Brylane has expanded its customer base by marketing certain of its catalogs under the "Sears" name to customers of Sears, Roebuck and Co. under an exclusive licensing arrangement with Sears Shop at Home Services, Inc. ("Sears").

  As a result of the growth of its established catalogs, the acquisition of the KingSize catalog and the introduction of new catalogs, Brylane's net sales have increased from $424.5 million in fiscal 1992 to $642.0 million in fiscal 1996, representing a compound annual growth rate of 10.9%. Due to the growth in its core business, the introduction of new merchandise categories such as special size apparel, gifts and men's apparel, and the successful execution of its marketing strategies, Chadwick's net sales have increased from $295.5 million in fiscal 1992 to $525.6 million in fiscal 1996, representing a compound annual growth rate of 15.5%.

  The Company's net sales for the twenty-six weeks ended August 2, 1997 increased 13.1% to $603.5 million from $533.5 million (on a pro forma basis) in the comparable period of fiscal 1996. For the twenty-six weeks ended August 2, 1997, operating income (excluding non-recurring and extraordinary items) increased 27.1% to $55.8 million from $43.9 million (on a pro forma basis excluding non-recurring and extraordinary items) in the comparable period of fiscal 1996. The Company's results for the twenty-six weeks ended August 2, 1997 have benefitted from favorable customer response and an increase in the average order size across all of the Company's catalogs. In addition, in the twenty-six weeks ended August 2, 1997, the Company used the proceeds from its February 1997 initial public offering to prepay a portion of its outstanding indebtedness by $89.3 million, and used cash from operations and the proceeds from a preliminary purchase price adjustment to further reduce its outstanding indebtedness by $73.9 million (including $72.1 million in prepayments), resulting in lower interest expense.

  The Company believes that Chadwick's represents a significant strategic addition to the Company's catalog portfolio. Chadwick's of Boston is one of the most well-recognized brand names in women's catalog apparel retailing. The Company believes that the Chadwick's customer list is one of the largest and most valuable in the women's apparel industry. Chadwick's targets middle to upper middle income women between the ages of 25 and 55, who the Company believes represent approximately one-third of the adult female population in the United States, or approximately 33 million women. Chadwick's offers a broad assortment of casual, career and social wear apparel at attractive prices. The Company has begun to capitalize on several opportunities presented by the acquisition of Chadwick's to enhance the revenue growth of its entire catalog portfolio by sharing customer lists and merchandising and marketing expertise, as well as to reduce its expenses by leveraging the Company's combined purchasing power.

  The Company's merchandising strategy across all of its catalog titles is to
(i) provide value-priced apparel with a consistent quality and fit,
(ii) concentrate on apparel with limited fashion risk, and (iii) offer a broad selection of sizes, styles and colors. The Company believes that the effective implementation of its merchandising strategy, together with its high level of customer service, have contributed to the growth of its substantial and loyal customer base. The Company's combined customer file has grown to over 22 million names as of June 30, 1997 (which includes 2.4 million names from the Sears customer file and gives effect to the acquisition of Chadwick's), of which approximately 10.4 million are active customers who have placed an order in the preceding 12 months (including 1.1 million customers from the Sears customer file). Over 40% of the Lane Bryant, Roaman's and Lerner active customers placed an order three or more times during the 12 months ended June 30, 1997.

  The Company has developed a successful business strategy which includes: (i) operating a portfolio of market leading catalogs, (ii) offering an extensive selection of quality, value-priced apparel, (iii) maintaining strong sourcing capabilities and disciplined inventory control, (iv) maintaining highly efficient telemarketing, fulfillment and distribution operations and (v) emphasizing superior customer service. The Company believes that the execution of its business strategy will enable it to continue to grow.

GROWTH STRATEGY

  Catalog sales have been the fastest growing channel of retail apparel sales. From 1995 to 1996, catalog women's apparel sales increased by approximately 7.6% to $8.2 billion, while overall retail women's apparel sales increased by approximately 5.1% to $85.1 billion. The percentage of the U.S. adult population that made a purchase through a catalog has increased to 57.2% in 1996 from 41.0% in 1993. The Company believes that catalog sales of apparel will continue to increase because the busy lifestyles of today's women and men demand the convenience and the time savings afforded by catalog shopping.

  The Company's growth strategy is to increase its sales and profits by capitalizing on the growing catalog industry and effectively executing its business and merchandising strategies.

 . Continuing to Realize Strategic Benefits from the Acquisition of Chadwick's

    The Company believes that revenue growth can be enhanced through sharing customer lists, utilizing merchandising and marketing expertise developed at each company (including during the introduction of new merchandise categories), and introducing private label credit cards to Chadwick's customers. The Company has already begun to capitalize on opportunities to leverage its combined purchasing power, particularly in the procurement of paper and telecommunications services, merchandise sourcing, MIS processing and development, and insurance.

 . Expanding Merchandise Offerings

    The Company intends to continue to refine and broaden its merchandise offerings in order to satisfy the apparel needs of its customers, to freshen the appeal of each catalog's assortment of merchandise, and to stimulate increased sales. For example, the Company recently introduced or expanded offerings of women's career wear, men's apparel, special sizes, tall and petite sizes, shoes, intimate apparel, non-apparel gift items and jewelry in certain catalogs.

 . Offering Promotional Incentives

    The Company has implemented certain promotional programs in many of its catalogs, including deferred billing payment programs and shipping and handling incentives. These programs have resulted in a significant improvement in net sales and average order size, particularly in the Company's Chadwick's and Lerner catalogs. The Company is currently expanding the use of these programs to its other catalogs.

 . Refining Customer List Segmentation Techniques

    An important element of the Company's marketing strategy is the improved segmentation of its existing customer files. Brylane has recently installed a modeling and scoring software program and Chadwick's is testing increasingly sophisticated statistical circulation models to improve their ability to predict customer purchase behavior based on a wide range of variables. The Company believes that its ability to better predict customer purchasing behavior maximizes the effectiveness of catalog mailings to current and prospective customers.

 . Expanding the Customer File

    The Company plans to increase the number of names in its customer file through cost effective prospecting programs, including cable television advertising and the segmentation of the over 30 million name file of Sears, Roebuck and Co. In addition, the Company will continue to rent, exchange or purchase available customer lists and to access the lists of credit card holders of The Limited's Lane Bryant and Lerner retail stores.

 . Continuing to Develop Recent Catalog Additions

    The Company believes that recent catalog additions such as Bridgewater and Jessica London broaden the Company's catalog portfolio and provide substantial opportunities for growth. As a result of these catalogs' performance, the Company expects to increase their circulation significantly.

 . Introducing or Acquiring New Catalogs

    The Company intends to continue to evaluate opportunities to introduce new catalogs, such as Brett, which the Company began mailing in October 1997. Brylane's female customers have demonstrated a propensity to purchase the offerings of men's apparel included in inserts in Brylane's catalogs. The Company may also selectively pursue strategic acquisitions that either expand or complement the Company's existing business.

BACKGROUND AND HISTORY

  In August 1993, the Partnership acquired the Lane Bryant, Roaman's and Lerner catalog businesses (the "Predecessor") formerly owned and operated by The Limited (the "Brylane Acquisition"). The Partnership was formed by affiliates of Freeman Spogli & Co. Incorporated, a private investment firm ("FS&Co."), and members of management, which collectively acquired a 60% aggregate interest in the Partnership, and affiliates of The Limited, which received the remaining 40% interest. In October 1995, the Partnership acquired the KingSize catalog division (the "KingSize Acquisition") of WearGuard Corporation ("WearGuard"), which included the assignment to Brylane of WearGuard's license to distribute the Sears Big & Tall catalog. In December 1996, the Partnership acquired the Chadwick's of Boston catalog division of TJX (the "Chadwick's Acquisition"). In February 1997, the Company completed its initial public offering of 4,000,000 shares of Common Stock at a price to the public of $24.00 per share (the "Initial Public Offering").

COMMON STOCK REPURCHASE

  Concurrently with the Offerings, the Company intends to repurchase an aggregate of 2,500,000 shares of Common Stock, at the Price to Public set forth on the cover page of this Prospectus (the "Common Stock Repurchase"), from certain affiliates of FS&Co., an affiliate of The Limited, an affiliate of WearGuard, the TJX Noteholder, Leeway & Co. and NYNEX, as well as one of the directors of the Company (collectively, the "Selling Stockholders"). The Company intends to finance the Common Stock Repurchase (and related fees) through the incurrence of additional long-term debt in the aggregate principal amount of approximately $116.8 million.


                                 THE OFFERINGS

Common Stock offered by the Selling
 Stockholders:
  U.S. Offering...................... 4,000,000 shares
  International Offering............. 1,000,000 shares
                                      ----------------
    Total............................ 5,000,000 shares
                                      ================
Common Stock to be outstanding after
 the Offerings and the Common Stock
 Repurchase (1)...................... 17,336,287 shares
Use of proceeds...................... The Company will not receive any proceeds from the Offerings.
New York Stock Exchange Symbol....... BYL

--------
(1) Based on outstanding shares as of September 15, 1997 and after giving effect to the Offerings and the repurchase by the Company of an aggregate of 2,500,000 shares of Common Stock pursuant to the Common Stock Repurchase and, in connection therewith, the conversion by the TJX Noteholder of a portion of the Convertible Note (as defined) into 352,908 shares of Common Stock. See "Common Stock Repurchase". Does not include an aggregate of 1,340,228 shares of Common Stock issuable upon exercise of stock options outstanding as of September 15, 1997, 75,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock (as defined), or 374,365 shares of Common Stock issuable upon conversion of the remaining portion of the Convertible Note. See "Certain Relationships and Related Transactions--The Chadwick's Acquisition" and "Management--Option Plans".

                                ----------------

  Unless the context otherwise requires, (i) all references to a year or a fiscal year of Brylane or the Company refer to the fiscal year that ends on the Saturday closest to January 31 of the following calendar year (for example, "fiscal 1996" or "1996" means the year ended February 1, 1997), and (ii) all references to a year or a fiscal year of Chadwick's refer to the fiscal year that ends on the last Saturday in January of the following calendar year (for example, "fiscal 1995" or "1995" means the year ended January 27, 1996).

                                ----------------

  Lane Bryant(R), Roaman's(R), Lerner(R), Sue Brett(R), Chadwick's(R), Chadwick's of Boston, Ltd.(R), KingSize(R), Hunters Run(R), David Benjamin(R), Lasting Comfort(R), Venezia(R) and Forenza(R) are federally registered trademarks which are owned or licensed by the Company. Bridgewater(TM), Jessica London(TM), Brett(TM) and Peak Performance(TM) are common law trademarks which are owned or licensed by the Company.

  Sears(R) and Woman's View(R) are federally registered trademarks of, and Smart Choice(TM), Classics(TM) and Big & Tall(TM) are common law trademarks which are owned by, Sears, Roebuck and Co.

                             SUMMARY FINANCIAL DATA

                                  THE COMPANY

  The following table presents summary historical financial data of the Company for the periods indicated. The information below should be read in conjunction with "Unaudited Pro Forma Financial Statements", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the consolidated financial statements of the Company and related notes thereto included elsewhere in this Prospectus. The statements of operations data for the combination of historical fifty-two weeks ended January 29, 1994 have been derived by summing, without adjustment, the audited financial statements of the Predecessor for the twenty-six weeks ended July 31, 1993 and of the Partnership for the twenty-six weeks ended January 29, 1994. The balance sheet data at August 2, 1997 and the statements of operations data for the twenty-six weeks ended August 3, 1996 and August 2, 1997 have been derived from the unaudited consolidated financial statements of the Company.

                                      COMBINATION
                          PREDECESSOR OF HISTORICAL                   COMPANY(1)
                          ----------- ------------- ----------------------------------------------
                                                                                TWENTY-SIX WEEKS
                          FISCAL YEAR  FIFTY-TWO      FISCAL YEAR ENDED               ENDED
                             ENDED    WEEKS ENDED   --------------------------  ------------------
                           JAN. 30,    JAN. 29,     JAN. 28,  FEB. 3,   FEB. 1,   AUG. 3,   AUG. 2,
                             1993        1994         1995    1996(2)     1997      1996      1997
                          ----------- -----------   ------  --------  --------  --------  --------
                                                       (IN THOUSANDS)
STATEMENTS OF OPERATIONS
 DATA:
 Net sales..............   $424,523    $489,866     $578,530  $601,055  $705,353  $308,625  $603,457
 Cost of goods sold.....    212,103     246,754      288,217   298,414   346,572   149,898   309,971
 Non-recurring inventory
  charge(3).............        --       11,487        2,614       569     1,657       --      3,315
                           --------    --------     --------  --------  --------  --------  --------
 Gross profit...........    212,420     231,625      287,699   302,072   357,124   158,727   290,171
 Operating income.......     42,903      35,326       52,819    48,562    53,749    26,840    46,661
 Interest expense, net..        --       10,060       19,576    20,624    24,026    10,791    13,685
 Income before income
 taxes and extraordinary
 charge................     42,903      25,266       33,243    27,938    29,723    16,049    32,976
 Extraordinary charge,
 net of related
  taxes(4)..............        --          --           --        --      2,456       --      4,110
 Net income.............     26,203      14,591       33,154    27,850    26,952    15,992    16,124
SUPPLEMENTAL STATEMENTS
 OF OPERATIONS DATA:
 Income before income
  taxes and extraordinary
  charge................                            $ 33,243  $ 27,938  $ 29,723  $ 16,049  $ 32,976
 Provision for income
 taxes(5)...............                              12,300    10,337    10,998     5,938    12,201
 Extraordinary charge,
 net of related tax-
 es(4)..................                                 --        --      1,547       --      4,110
                                                    --------  --------  --------  --------  --------
 Net income.............                            $ 20,943  $ 17,601  $ 17,178  $ 10,111  $ 16,665
                                                    ========  ========  ========  ========  ========
OPERATING AND OTHER
 DATA:
 Gross profit (before
  non-recurring
  inventory charge) as a
  percentage of net
  sales.................       50.0%       49.6%        50.2%     50.4%     50.8%     51.4%     48.6%
 Catalog and advertising
  expense as a percent-
  age of net sales......       26.7%       26.1%        26.6%     29.0%     26.5%     28.8%     22.9%
 EBITDA(6)..............   $ 46,149    $ 51,991     $ 62,785  $ 57,488  $ 69,145  $ 31,808  $ 60,931
 Number of catalogs
  mailed................    181,799     229,298      298,734   311,671   333,020   156,018   285,868
 Names in customer
  files(7)..............      6,561       7,340        8,905    10,158    21,995    10,982    22,727
 Active customers(8)....      3,708       4,189        5,159     5,308    10,034     5,358    10,352

                                                               AT AUGUST 2, 1997
                                                               -----------------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents....................................     $    --
 Working capital..............................................       53,489
 Total assets.................................................      689,127
 Short-term debt..............................................       20,000
 Long-term debt (including current portion)...................      264,279
 Stockholders' equity.........................................      225,041

                                                   (Footnotes on following page)

(1) The Company's financial statements include the results of Chadwick's on a consolidated basis from December 9, 1996, the closing date of the Chadwick's Acquisition.

(2) The fiscal year ended February 3, 1996 was a 53-week period. All other fiscal years shown are 52-week periods.

(3) The non-recurring inventory charges resulted from increasing inventory by $14,101,000 for the Brylane Acquisition, by $569,000 for the KingSize Acquisition and by $4,972,000 for the Chadwick's Acquisition to reflect the fair market value of the inventory at the respective acquisition dates as more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations". The increases in inventory value had been fully amortized into cost of goods sold as of April 30, 1994 for the Brylane Acquisition, as of February 3, 1996 for the KingSize Acquisition, and as of August 2, 1997 for the Chadwick's Acquisition.

(4) Consists of deferred financing fees written-off in connection with the repayment of the Company's 1993 Bank Credit Facility (as defined) and 1996 Bank Credit Facility (as defined). See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

(5) Amounts reflect adjustments for federal and state income taxes as if the Partnership had been taxed as a C-corporation during these periods.

(6) EBITDA represents earnings before taking into consideration interest expense, income tax expense, depreciation and amortization expense, non-recurring inventory charges, extraordinary charge related to the write-off of deferred financing fees, and non-cash compensation expense related to the 1993 Option Plan. The use of such information is intended only to supplement the conventional income statement presentation, and is not to be considered as an alternative to net income or any other indicator of Brylane's operating performance which is presented in accordance with generally accepted accounting principles above.

(7) This information includes the names contained in all of the Company's customer files as of the last day of the preceding calendar quarter and also includes names contained in the Sears customer file as of the same date. The names in the customer files consist of customers who have placed an order within the 48 months ending on the last day of the preceding calendar quarter. Names contained in the Sears customer file have increased from 92,000 at December 31, 1993 to 2.4 million at June 30, 1997.

(8) Represents customers who have placed an order within the 12 months ending on the last day of the preceding calendar quarter. Active customers contained in the Sears customer file have increased from 92,000 at December 31, 1993 to 1.1 million at June 30, 1997.

                             SUMMARY FINANCIAL DATA

                                   CHADWICK'S

  The following table presents summary historical financial data of Chadwick's for the periods indicated. Due to different classifications within line items, the Chadwick's line items are not directly comparable to those of Brylane. The information below should be read in conjunction with "Unaudited Pro Forma Financial Statements", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the combined financial statements of Chadwick's and related notes thereto included elsewhere in this Prospectus. The balance sheet data at October 26, 1996 and the income statement data for the thirty-nine weeks ended October 28, 1995 and October 26, 1996 have been derived from the unaudited combined financial statements of Chadwick's.

                                                                              THIRTY-NINE
                                      FISCAL YEAR ENDED                       WEEKS ENDED
                         ------------------------------------------------  ------------------
                         JAN. 25,  JAN. 30,  JAN. 29,  JAN. 28,  JAN. 27,  OCT. 28,  OCT. 26,
                           1992      1993(1)   1994      1995      1996      1995      1996
                         --------  --------  --------  --------  --------  --------  --------
                                                 (IN THOUSANDS)
INCOME STATEMENT DATA:
 Net sales.............. $173,374  $295,532  $424,276  $432,660  $465,598  $355,671  $370,319
 Cost of sales,
  including buying and
  order fulfillment.....  106,111   183,186   269,233   271,874   278,868   211,486   206,179
                         --------  --------  --------  --------  --------  --------  --------
 Gross profit...........   67,263   112,346   155,043   160,786   186,730   144,185   164,140
 Selling, general and
  administrative
  expenses, including
  catalog and order
  processing costs......   55,656    90,366   131,439   155,329   160,282   126,615   129,731
                         --------  --------  --------  --------  --------  --------  --------
 Income from operations.   11,607    21,980    23,604     5,457    26,448    17,570    34,409
 Income before
  extraordinary items
  and cumulative effect
  of accounting changes.    7,108    13,184    12,285     1,262    11,674     7,391    17,562
 Net income(2)..........    7,108    13,184    12,665     1,070     8,336     7,391    17,562
OPERATING AND OTHER
 DATA:
 Gross profit as a
  percentage of net
  sales.................     38.8%     38.0%     36.5%     37.2%     40.1%     40.5%     44.3%
 EBITDA(3).............. $ 13,580  $ 25,116  $ 28,109  $ 11,156  $ 33,160  $ 22,625  $ 39,428
 Number of catalogs
  mailed................   78,555   123,064   213,168   234,973   196,073   169,749   149,607
 Names in customer
  file(4)...............    3,601     5,151     7,501     9,421    10,248    10,020    10,693
 Active customers(5)....    1,970     3,113     4,500     4,956     4,399     4,579     4,242

                                                                AT OCT. 26, 1996
                                                                ----------------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents.....................................     $    464
 Working capital...............................................      116,618
 Total assets..................................................      272,914
 Long-term debt (including current portion)(6).................       88,587
 Net assets....................................................       74,237

--------
(1) The fiscal year ended January 30, 1993 was a 53-week period. All other fiscal years shown are 52-week periods.
(2) Net income includes a credit of $380,000 for the cumulative effect of accounting changes in the fiscal year ended January 29, 1994 and includes extraordinary charges for the early retirement of debt of $192,000 in the fiscal year ended January 28, 1995 and $3,338,000 in the fiscal year ended January 27, 1996.
(3) EBITDA represents earnings before taking into consideration interest expense, income tax expense and depreciation and amortization expense. The use of such information is intended only to supplement the conventional income statement presentation, and is not to be considered as an alternative to net income or any other indicator of Chadwick's operating performance which is presented in accordance with generally accepted accounting principles above.
(4) This information includes the names contained in Chadwick's customer file as of the last day of the preceding calendar quarter. The names in the customer file consist of customers who have placed an order within the 48 months ending on the last day of the preceding calendar quarter.
(5) Represents customers who have placed an order within the 12 months ending on the last day of the preceding calendar quarter.
(6) Includes loans and advances from TJX.

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

  The summary unaudited pro forma financial data for the Company set forth below has been derived from the unaudited pro forma financial information included elsewhere in this Prospectus and gives effect to the Common Stock Repurchase and the incurrence of $116.8 million of additional indebtedness by the Company in connection therewith, as if those transactions had occurred on February 4, 1996 with respect to the statements of operations data and operating and other data, and as of August 2, 1997 with respect to the balance sheet. In addition, the summary unaudited pro forma financial data listed below for the year ended February 1, 1997 and the twenty-six weeks ended August 3, 1996 gives effect to the Chadwick's Acquisition and the financing thereof (including the issuance of the Convertible Note and borrowings under the 1996 Bank Credit Facility), and the Initial Public Offering and the use of the proceeds received therefrom to repay borrowings under the 1996 Bank Credit Facility, as if those transactions had occurred on February 4, 1996. The summary unaudited pro forma financial data does not necessarily represent what the Company's financial position and results of operations would have been if these transactions had actually been completed as of the dates indicated, and is not intended to project the Company's financial position or results of operations for any future period. The following summary unaudited pro forma financial data should be read in conjunction with the respective audited financial statements of each of Brylane and Chadwick's.

                                                             TWENTY-SIX WEEKS
                                                                   ENDED
                                           FISCAL YEAR ENDED ------------------
                                                FEB. 1,      AUG. 3,   AUG. 2,
                                                1997(1)        1996      1997
                                           ----------------- --------  --------
                                                     (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Net sales................................     $1,167,527     $533,525  $603,457
Gross profit.............................        564,011      260,148   290,171
Operating income.........................         87,118       38,454    46,661
Interest expense, net....................         38,175       19,219    16,952
Income before income taxes and extraordi-
 nary charge.............................         48,943       19,235    29,709
Income before extraordinary charge.......         30,834       12,118    18,717
Income per share before extraordinary
 charge..................................     $     1.73     $   0.68  $   1.05
Weighted average shares outstanding......         17,786       17,785    17,855
OPERATING AND OTHER DATA:
Gross profit as a percentage of net
 sales...................................           48.3%        48.8%     48.1%
Catalog and advertising expense as a per-
 centage of net sales....................           23.9%        25.3%     22.8%
EBITDA(2)................................     $  112,761     $ 49,398  $ 60,933
Number of catalogs mailed................        513,028      253,901   285,868
Names in customer files(3)...............         21,995       21,521    22,727
Active customers(4)......................         10,034        9,648    10,352


                                                               AT AUGUST 2, 1997
                                                               -----------------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.....................................     $    --
Working capital...............................................       57,517
Total assets..................................................      690,452
Short-term debt...............................................       20,000
Long-term debt (including current portion)....................      371,340
Stockholders' equity..........................................      119,305

--------
(1) Includes a 52-week period for Brylane and a 53-week period for Chadwick's.

(2) EBITDA represents earnings before taking into consideration interest expense, income tax expense, depreciation and amortization expense, non-recurring inventory charges, extraordinary charge related to the write-off of deferred financing fees, and non-cash compensation expense related to the 1993 Option Plan. The use of such information is intended only to supplement the conventional income statement presentation, and is not to be considered as an alternative to net income or any other indicator of Brylane's operating performance which is presented in accordance with generally accepted accounting principles above.

(3) This information includes the names contained in all of the Company's customer files as of the last day of the preceding calendar quarter and also includes names contained in the Sears customer file as of the same date. The names in the customer files consist of customers who have placed an order within the 48 months ending on the last day of the preceding calendar quarter. Names contained in the Sears customer file have increased from 92,000 at December 31, 1993 to 2.4 million at June 30, 1997.

(4) Represents customers who have placed an order within the 12 months ending on the last day of the preceding calendar quarter. Active customers contained in the Sears customer file have increased from 92,000 at December 31, 1993 to 1.1 million at June 30, 1997.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

COMPETITION AND OTHER BUSINESS FACTORS

  The retail apparel business is highly competitive. Each of Brylane's women's catalogs compete in the sale of women's apparel with other catalog retailers, department stores, discount stores and specialty retailers. In particular, Lane Bryant, Roaman's and Woman's View compete in the sale of special size women's apparel with the Lane Bryant retail stores operated by The Limited, and Lerner and Smart Choice compete in the sale of women's sportswear and other apparel with the Lerner retail stores operated by The Limited. Chadwick's competes with many retail sellers of apparel, including T.J. Maxx and Marshalls, each of which is owned by TJX. The Company's KingSize and Big & Tall catalogs compete in the sale of special size men's apparel with specialty retailers, department stores, other mail order companies and discount stores. In addition, sales of clothing through home television shopping networks or other electronic media could provide additional sources of competition for the Company in the future. Some of the Company's competitors may have greater financial resources than the Company. An increase in the amount of competition faced by the Company could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition".

  The Company's future performance will be subject to a number of other factors beyond its control, including declines in discretionary consumer spending or in demand for apparel generally, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, although the Company believes that its strategy of providing a broad range of basic merchandise that is current, but not "leading edge", limits fashion risk, it is still subject to risks associated with changes in fashion preferences. Misjudgment by the Company as to fashion trends or consumer preferences, or a downturn in discretionary consumer spending, could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company benefits from the name recognition and reputation generated by the Lane Bryant retail stores and the Lerner retail stores which are operated by The Limited. At present, The Limited operates over 800 Lane Bryant stores and over 750 Lerner stores. The Limited is under no obligation to continue to own or operate the Lane Bryant and Lerner stores, and there can be no assurance that The Limited will not change the focus of such stores in a manner that would be adverse to Brylane's catalog concepts bearing the same trademarks, although The Limited has agreed that, during the term of the Trademark Agreement (as defined herein), it will not disparage or diminish the stature, image or quality of any of the trademarks subject to the Trademark Agreement.

  The Transaction Agreement pursuant to which affiliates of FS&Co. and The Limited formed the Partnership (as amended, the "Transaction Agreement") contains certain noncompetition and nonsolicitation provisions pursuant to which The Limited agreed, in general, and subject to certain exceptions, not to compete with Brylane's catalog business for special size women's apparel by publishing similar catalogs, or to solicit any person who is an employee of such business to terminate his or her relationship with Brylane. These provisions terminate when the affiliates of FS&Co. no longer hold any direct or indirect interest in the Company. If such provisions were to terminate, The Limited could compete directly with Brylane in the retail catalog business for special size women's apparel. There can be no assurance that such competition would not have a material adverse effect on Brylane. See "Certain Relationships and Related Transactions".

  The Stockholders Agreement entered into at the closing of the Initial Public Offering by and among the Company, affiliates of FS&Co., an affiliate of The Limited, Leeway & Co., NYNEX, Chadwick's, Inc., a wholly-owned subsidiary of TJX (the "TJX Noteholder"), and WearGuard (the "Stockholders Agreement") provides, with certain exceptions, that the Company may not, without The Limited's consent, for so long as The Limited holds, directly or indirectly, at least 20% of the outstanding Common Stock of the Company, engage in any business that competes with the businesses conducted by The Limited as of August 30, 1993, other than in the mail order business for women's special size apparel, moderately priced fashion apparel and related accessories, and for moderately priced regular size or special size men's apparel and related accessories that are substantially similar to the products offered in the Company's KingSize catalogs as of October 14, 1996. As a result of the Offerings and the Common Stock Repurchase, The Limited will hold less than 20% of the outstanding Common Stock of the Company; consequently, these noncompetition provisions will no longer be applicable. See "Certain Relationships and Related Transactions" and "Description of Capital Stock-- Stockholders Agreement".

RELATIONSHIP WITH THE LIMITED

  In connection with the Brylane Acquisition, Brylane became a party to a trademark license agreement with The Limited (as amended, the "Trademark Agreement") pursuant to which the Company has use of the Lane Bryant(R), Lerner(R) and certain other trademarks, on a royalty-free basis, until ten years after completion of the Offerings and the Common Stock Repurchase, subject to earlier termination as described in the paragraph that follows. The Company has determined to use the Lane Bryant(R) and Lerner(R) trademarks in its catalogs and in general advertising and promotional materials, and not as labels or tags on any garments or other merchandise it distributes. The other trademarks covered by the Trademark Agreement are used for certain of the Company's apparel offerings, as well as other marketing and merchandising activities.

  The Trademark Agreement and each of the licenses granted thereunder will terminate ten years after completion of the Offerings and the Common Stock Repurchase, unless earlier terminated (i) by the Company with six months' notice on or after August 20, 1998, (ii) by The Limited in the event of (x) a breach by the Company of any of its material obligations under the Trademark Agreement or (y) certain bankruptcy or insolvency events involving the Company, or (iii) subject to certain extensions, (x) two years after any competitor of The Limited acquires "control" of the Lane Bryant, Roaman's and Lerner catalog businesses operated by the Company (the "Business"), or (y) two or four years after the occurrence of certain mergers, consolidations or business combinations. See "Certain Relationships and Related Transactions-- Additional Agreements--Trademark Agreement".

  Unless renewed, upon a termination of the Trademark Agreement, the Company would need to create new names and trademarks for the catalogs using the licensed trademarks, as well as for the merchandise offerings that currently utilize the licensed trademarks, and effect a transition of customer recognition and acceptance of such new names and trademarks. While the Company believes that the termination provisions of the Trademark Agreement would afford it sufficient time to achieve this transition, no assurance can be given that it would be successful or that the termination of the Trademark Agreement would not have a material adverse effect on the Company's business, financial condition or results of operations.

LEVERAGE AND CERTAIN RESTRICTIONS IMPOSED BY LENDERS

  As of August 2, 1997, after giving effect to the Common Stock Repurchase and the incurrence of additional long term debt of approximately $116.8 million in connection therewith, the Company would have had total outstanding indebtedness of $391.3 million, as compared with total stockholders' equity of $119.3 million. The Company will require substantial cash to fund scheduled payments of principal and interest on its outstanding indebtedness as well as any increased working capital requirements. The Company will be restricted in its ability to incur debt, make distributions (including cash dividends), incur liens, make capital expenditures and make investments or acquisitions by the terms of both the Amended 1997 Bank Credit Facility as well as the indenture (the "Indenture") that currently governs the Company's Senior Subordinated Notes (the "Senior Subordinated Notes"). As a result of these restrictions, the ability of the Company to secure additional financing, if needed, is constrained, and the Company may be prevented from engaging in transactions that might otherwise be considered beneficial to the Company. See "Common Stock Repurchase", "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Financing Arrangements".

SEARS AGREEMENT

   In March 1994, Brylane entered into an agreement with Sears which, as amended, provides the Company with an exclusive license to distribute its Woman's View, Smart Choice, Classics and Big & Tall catalogs to customers selected by the Company from the more than 30 million name customer file of Sears, Roebuck and Co. (as amended, the "Sears Agreement"). The initial term of the Sears Agreement expires on February 28, 1999 and automatically continues for additional one-year terms thereafter; provided, that either of the parties may terminate the Sears Agreement upon twelve months written notice prior to the end of the initial term or any renewal thereof. In addition, upon the default of either Sears or the Company, the Sears Agreement may be terminated by the non-defaulting party either immediately or upon the payment of all sums owed by such non-defaulting party under the Sears Agreement, depending on the type of default. Events of default under the Sears Agreement include, among others, (i) the material failure of the Company to comply with the operating policies and procedures set forth in the Sears Agreement; (ii) the material failure of the Company to actively follow any mutually agreed upon circulation and mailing plan; (iii) any bankruptcy or insolvency proceedings being commenced against either party; and (iv) the inability of either party to pay debts as they come due.

  A termination of the Sears Agreement could have a material adverse effect on the Company's business, financial condition and results of operations. Upon termination of the Sears Agreement, the Company will retain the names of all customers who have purchased through the Sears catalogs covered by such agreement and, at that point, the Company will be able to mail the Company's other catalogs to these customers. However, no assurance can be given as to the extent that the Company will be able to retain these individuals as customers of the Company. See "Business--Sears Agreement".

IMPACT OF INCREASES IN COSTS OF POSTAGE, PAPER AND PRINTING

  Increases in postal rates and paper and printing costs have a direct impact on the cost of the production and mailing of the Company's catalogs and promotional materials, as well as the Company's order fulfillment. Like others in the catalog industry, the Company passes on a significant portion of the costs of order fulfillment directly to its customers, but it does not directly pass on the costs of preparing and mailing catalogs and other promotional materials. The Company relies heavily on discounts from the basic postal rate structure, such as discounts for bulk mailings and pre-sorting by zip code and carrier routes. Brylane and Chadwick's historically have not entered into long-term contracts for their paper purchases. Consequently, no assurances can be given that the Company will not be subject to increases in paper costs or to shortages in the supply of paper in the future. Over the last several months paper prices have generally increased within the range anticipated by the Company. In addition, although the Company currently has contracts for printing of its catalogs, the remaining terms of these contracts range from one to five years, and no assurance can be given that the Company's printing costs will not increase upon renegotiation of these contracts. Significant increases in postal rates or in paper or printing costs could have a material adverse effect on the Company's business, financial condition and results of operations, particularly to the extent that the Company is unable to pass on such increases directly to its customers or to offset such increases by either raising prices or reducing other costs. Brylane and Chadwick's each experienced an increase in postal rates in January 1995 and an increase in paper costs from the fall of 1994 through the fall of 1995. While Brylane and Chadwick's were able to partially mitigate these cost increases, no assurances can be given that similar increases in postal rates or in the Company's costs of paper will not occur in the future. In particular, the Company believes that a postal rate increase within the next twelve months is likely. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

CONTROL OF THE COMPANY

  Upon completion of the Offerings and the Common Stock Repurchase, 25.3% of the Company's Common Stock will be beneficially owned by affiliates of FS&Co., and 14.8% of the Common Stock will be beneficially owned by an affiliate of The Limited. By virtue of its ownership of a large percentage of the outstanding Common Stock, FS&Co. will remain in a position to exercise substantial influence over actions that require the consent of stockholders. In addition, pursuant to the terms of the Stockholders Agreement, FS&Co. will be able to nominate two members of the Board of Directors of the Company, and The Limited will be able to nominate one member. The number of directors that FS&Co. and The Limited may nominate declines with the percentage of Common Stock held by each.

  FS&Co. may, in its discretion, cause its affiliates that own shares of Common Stock to sell, distribute to such affiliates' respective partners or otherwise dispose of any of the remaining shares of Common Stock held by such affiliates. However, these affiliates have agreed with the Underwriters (as defined) not to make any offers, sales or other dispositions (including distributions) of any shares of Common Stock for a period of 90 days from the date of the Purchase Agreements (as defined) without the prior written consent of Merrill Lynch on behalf of the Representatives (as defined). See "--Shares Eligible for Future Sale", "Shares Eligible for Future Sale" and "Underwriting".

  The Stockholders Agreement contains a number of provisions that could prevent changes in the control or management of the Company. For example, pursuant to the terms of the Stockholders Agreement, FS&Co. and The Limited have agreed that they will, without the consent of the other, until one year after the date on which the Offerings and the Common Stock Repurchase have been consummated, vote or cause to be voted all shares of Common Stock beneficially owned by them against, and, to the extent permitted by law, will direct their nominees on the Board of Directors of the Company to vote against, any consolidation, combination or merger of the Company or any sale or other transfer of all or substantially all of the assets of the Company. The Stockholders Agreement also prohibits FS&Co., The Limited, WearGuard and the TJX Noteholder, and their respective affiliates, and Leeway & Co. and NYNEX, from acquiring beneficial ownership of any additional shares of Common Stock. See "Description of Capital Stock--Stockholders Agreement".

  In addition, certain provisions of the Company's Certificate of Incorporation and Bylaws and of the Delaware General Corporation Law, together or separately, could have the effect of discouraging potential acquisition proposals or delaying or preventing changes in the control or management of the Company, and may limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. These provisions include the ability to issue, without further stockholder approval, preferred stock with rights and privileges which would be senior to the Common Stock. See "Description of Capital Stock".

DEPENDENCE ON SUPPLIERS; FOREIGN SOURCING

  Brylane's concentration on private label merchandise in its special size catalogs, and the broad range of merchandise offered in its Chadwick's catalogs, requires that the Company maintain good relationships with many manufacturing sources and suppliers. Moreover, the number of available manufacturers and suppliers for special size apparel is more limited when compared with the number available for apparel generally. Although the Company believes that it has established excellent relationships with its principal manufacturing sources and suppliers, the Company does not have long-term contracts, and its future success will depend in some measure upon its ability to maintain such relationships. The inability of the Company to source quality goods in a timely fashion at favorable prices could have a material adverse effect on the Company's business, financial condition and results of operations.

  In fiscal 1996, Brylane and Chadwick's made approximately 25.1% and 37.6% of their respective merchandise purchases from foreign suppliers. Although all of the Company's foreign purchases are denominated in U.S. dollars, the Company is subject to a number of risks which are beyond its control, including currency and exchange risks, changes in duties, quotas or other import restrictions, the imposition of taxes or other charges on imports, disruptions or delays in shipments and transportation, political instability, and labor disputes and strikes. There can be no assurance that the occurrence of any destabilizing event abroad will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Private Label Purchasing and Vendor Relationships" and "Business-- Regulatory Matters".

RISKS GENERALLY ASSOCIATED WITH ACQUISITIONS

  An element of the Company's growth strategy is to pursue strategic acquisitions that either expand or complement the Company's business. Acquisitions involve a number of special risks, including the diversion of management's attention to the assimilation of the operations and the assimilation and retention of the personnel of the acquired companies, and potential adverse short-term effects on the Company's operating results. In addition, the Company may require additional debt or equity financing for future acquisitions, which may not be available on terms favorable to the Company, if at all. The inability of the Company to successfully finance, complete and integrate strategic acquisitions in a timely manner could have an adverse impact on the Company's ability to effect a portion of its growth strategy. See "Description of Certain Financing Arrangements".

RISK OF DISASTER

  The Company conducts its fulfillment operations from facilities located in Indianapolis, Indiana and West Bridgewater, Massachusetts. If a disaster (such as a tornado or fire) were to destroy or significantly damage either of these facilities, the Company would need to obtain alternative facilities from which to conduct its fulfillment operations and would need to replenish its inventory, both of which would result in significantly increased operating costs and significant delays in the fulfillment of customer orders. While the Company maintains business interruption insurance, such increased costs or delays would have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS RELATED TO UNIONIZED EMPLOYEES

  At August 2, 1997, the Company had approximately 5,600 associates, including approximately 1,200 associates of Chadwick's who were members of a labor union. The Company's agreement with such labor union expires on December 31, 1997, and it is expected that the Company will commence negotiations for a new agreement in the near future. If unionized associates were to engage in a strike or other work stoppage or if additional associates were to become unionized, the Company could experience a significant disruption of operations and higher labor costs, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE

  As of September 15, 1997, and after giving effect to the consummation of the Offerings and the Common Stock Repurchase (including the conversion by the TJX Noteholder of approximately $9.7 million of the Convertible Note into 352,908 shares of Common Stock in connection therewith), the Company would have had outstanding 17,336,287 shares of Common Stock. Of these shares, the 4,000,000 shares of Common Stock sold in the Initial Public Offering and the 5,000,000 shares of Common Stock to be sold in the Offerings, as well as 770,069 additional shares of Common Stock, will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act") unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 7,566,218 shares of Common Stock outstanding upon completion of the Common Stock Repurchase will be "restricted securities" as that term is defined in Rule
144. Substantially all of such restricted shares are entitled to piggyback registration rights as well as certain demand registration rights. In addition, substantially all of such restricted shares may be eligible for immediate public resale pursuant to Rule 144 (subject, in the case of affiliates, to the volume limitations contained therein) or Rule 701 of the Securities Act; provided, that if FS&Co. were to distribute to its partners the shares of Common Stock held by affiliates of FS&Co., such partners who are not themselves affiliates of the Company could sell such shares pursuant to Rule 144 without compliance with such volume limitations. Further, options to purchase an aggregate of 99,218 additional shares of Common Stock previously granted to employees of the Company and others were exercisable as of September 15, 1997. The remaining options to purchase an aggregate of 1,241,010 shares of Common Stock previously granted to employees of the Company and others began to vest and become exercisable on September 20, 1997. The Company has caused the shares held by employees at the Company and certain other individuals, or subject to options granted under the Company's option plans to be registered under the Securities Act. Finally, 75,000 shares of preferred stock currently held by certain executive officers of the Company that were issued in connection with the Chadwick's Acquisition are restricted securities and will be eligible for resale under Rule 144 (subject to applicable volume limitations) in three equal annual installments beginning on December 9, 1997. See "Shares Eligible for Future Sale", "Management--Stock Subscription Plans" and "Management--Option Plans".

  Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. The Company has agreed not to sell any shares of its capital stock (or any rights, options or warrants to purchase, or any securities convertible or exchangeable into or exercisable for, capital stock), with certain limited exceptions, for a period of 90 days following the date of the Purchase Agreements, without the prior written consent of Merrill Lynch on behalf of the Representatives. FS&Co., The Limited, Leeway & Co., NYNEX, the TJX Noteholder and WearGuard, as well as the directors of the Company, have each agreed not to sell, directly or indirectly, any of their shares (including as a result of distributions by FS&Co. to its partners of the shares of Common Stock held by affiliates of FS&Co.), with certain limited exceptions, for a period of 90 days following the date of the Purchase Agreements. In addition, certain executive officers of the Company have each agreed not to sell, directly or indirectly, any of their shares, with certain limited exceptions, following the date of the Purchase Agreements through December 15, 1997.

  The Company is unable to estimate the number of shares of Common Stock that will be sold under Rule 144, Rule 701, under the employee stock plan registration statement, or upon exercise of registration rights, since this will depend in part on the market price for the Common Stock, the personal circumstances of the Sellers, and other factors not susceptible of being known in advance.

FORWARD LOOKING STATEMENTS

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary", "The Company", "Common Stock Repurchase", "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Recent Developments and Outlook" and "--Liquidity and Capital Resources", and "Business", as well as within the Prospectus generally. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements as a result of the risk factors set forth above and the matters set forth in the Prospectus generally. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

                                  THE COMPANY

  The Company is the nation's leading specialty catalog retailer of value-priced apparel, with pro forma net sales of over $1.2 billion for the twelve months ended August 2, 1997. The Company has established a focused portfolio of profitable catalogs that target consumers of both special and regular size apparel. Through its nationally recognized Lane Bryant and Roaman's catalogs, Brylane is the leading catalog retailer of women's special size apparel (sizes 14 to 56) and, through its KingSize catalog, is a leading catalog retailer of men's special size apparel (sizes XL to 9XL). Chadwick's of Boston, which Brylane acquired in December 1996, is the nation's largest off-price women's apparel catalog retailer, and offers a broad selection of high quality apparel at prices typically 25% to 50% below the regular prices of department and specialty retail stores. The Company's Lerner catalog has a strong and growing presence in the women's regular size apparel market. In addition, the Company has recently introduced and continues to develop several new catalog concepts. For example, the Company successfully launched the Sue Brett (mature regular size women's apparel), Bridgewater (regular size women's, men's and children's apparel) and Jessica London (off-price special size women's apparel) catalogs, and is also testing a catalog called Brett (regular size men's apparel). Additionally, Brylane has expanded its customer base by marketing certain of its catalogs under the "Sears" name to customers of Sears, Roebuck and Co. under an exclusive licensing arrangement with Sears.

  Brylane's catalog retail business dates back to the mailing of the first Lane Bryant catalog in 1924 and the first Roaman's catalog during the 1940s. Both Lane Bryant and Roaman's were acquired by The Limited in the early 1980s. In 1985, the Lerner catalog business was launched to capitalize on the Lerner name, which had developed as The Limited's Lerner retail store operations grew to over 800 stores during the 1980s.

  In 1993, The Limited decided to sell the Lane Bryant, Roaman's and Lerner catalog businesses in an effort to increase its focus on the continued growth of its various retail store operations. On August 30, 1993, affiliates of FS&Co. and The Limited formed the Partnership to acquire these catalog businesses. FS&Co., together with certain members of management, acquired a 60% aggregate interest in the Partnership, while The Limited retained the remaining 40%. See "Certain Relationships and Related Transactions--The Brylane Acquisition".

  In October 1995, the Partnership acquired the KingSize catalog division of WearGuard, a wholly-owned subsidiary of ARAMARK Corporation ("ARAMARK"). In connection with the KingSize Acquisition, WearGuard assigned to Brylane its license to distribute the Sears Big & Tall catalog, as well as its interest in certain trademarks, including the KingSize(R) registered trademark. As consideration for the sale of the KingSize catalog division, WearGuard received a cash payment of $52.5 million and 350,000 newly issued limited partnership units in the Partnership. See "Certain Relationships and Related Transactions--The KingSize Acquisition".

  On December 9, 1996, Brylane acquired the Chadwick's of Boston catalog division of TJX (excluding substantially all accounts receivable). In connection with the Chadwick's Acquisition, Brylane and TJX entered into a services agreement, as well as an inventory purchase agreement pursuant to which TJX has committed to purchase certain amounts of Chadwick's excess inventory through January 2000. As consideration for the sale of the Chadwick's of Boston catalog division, affiliates of TJX received aggregate cash payments of $222.8 million (subject to certain post-closing adjustments) and a $20.0 million Convertible Subordinated Note due 2006 of the Partnership (approximately $9.7 million of which will be converted into 352,908 shares of Common Stock in connection with the Offerings and the Common Stock Repurchase). In addition, on May 16, 1997, Brylane received from TJX a preliminary cash purchase price adjustment of $28.8 million primarily related to a change in the net book value of the assets acquired, and on September 30, 1997, was awarded a final purchase price adjustment of approximately $4.1 million. In order to fund a portion of the cash paid in connection with the Chadwick's Acquisition and to repay its existing indebtedness under its 1993 Bank Credit Facility, the Partnership entered into the 1996 Bank Credit Facility. In addition, in connection with the Chadwick's Acquisition, the Partnership received an aggregate of approximately $51.3 million in new equity from certain affiliates of FS&Co., Leeway & Co., NYNEX and WearGuard. See "Certain Relationships and Related Transactions--The Chadwick's Acquisition" and "Description of Certain Financing Arrangements".

  On February 26, 1997, in connection with the Initial Public Offering, the Partnership became a wholly-owned subsidiary of Brylane Inc. pursuant to an exchange transaction in which Brylane Inc. acquired, directly, and indirectly through the acquisition of wholly-owned subsidiaries, a 100% ownership interest in the Partnership in exchange for shares of the Common Stock of Brylane Inc. (the "Incorporation Plan"). In connection with the Incorporation Plan, the Partnership retained all of its assets, operations and liabilities. See "Certain Relationships and Related Transactions--The Incorporation Plan".

  The executive offices of the Company are located at 463 Seventh Avenue, 21st Floor, New York, New York 10018, Telephone: (212) 613-9500.

                            COMMON STOCK REPURCHASE

  Concurrently with the Offerings, the Company intends to repurchase an aggregate of 2,500,000 shares of Common Stock from the Selling Stockholders at the Price to Public set forth on the cover page of this Prospectus. The consummation of each of (i) the Offerings and (ii) the Common Stock Repurchase is contingent upon the consummation of the other and the closing of the Amended 1997 Bank Credit Facility. In September 1997, the Selling Stockholders informed the Company that they wished to sell a portion of their shares of Common Stock. Subsequently, a special committee of the Board of Directors of the Company determined that it would be in the Company's best interest to purchase a portion of the shares that such entities desired to sell, and the Company entered into a Repurchase Agreement with each such Selling Stockholder, a form of which is included as an exhibit to the Registration Statement of which this Prospectus forms a part. The Company expects the Common Stock Repurchase to be accretive to the Company's future earnings per share, due to the fact that the reduction of the number of shares outstanding is expected to more than offset the impact of the additional interest expense to be incurred in connection with the Common Stock Repurchase. See "Unaudited Pro Forma Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments and Outlook". The special committee also determined that the indebtedness incurred to finance the Common Stock Repurchase could be repaid from cash flow from operations. As of September 15, 1997, and after giving effect to the Offerings and the Common Stock Repurchase (including the conversion by the TJX Noteholder of approximately $9.7 million of the Convertible Note into 352,908 shares of Common Stock in connection therewith), FS&Co., The Limited, Leeway & Co., NYNEX, WearGuard and management of the Company would have owned 25.3%, 14.8%, 1.5%, 1.5%, 0.5% and 2.7% of the Company's Common Stock (22.9%,
13.4%, 1.3%, 1.3%, 0.5% and 2.7% if the over-allotment option is exercised in full), respectively. See "Principal and Selling Stockholders".

  The Company intends to finance the Common Stock Repurchase through the incurrence of additional long-term debt in the aggregate principal amount of approximately $116.8 million. In order to effect such incurrence, the Company intends to enter into the Amended 1997 Bank Credit Facility. See "Risk Factors--Leverage and Certain Restrictions Imposed by Lenders", "Unaudited Pro Forma Financial Statements", "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Financing Arrangements".

                                USE OF PROCEEDS

  All of the shares of Common Stock being offered hereby are being offered by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of such shares.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock is listed and has been traded on the New York Stock Exchange under the symbol "BYL" since the Initial Public Offering on February 21, 1997. The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock, as reported on the New York Stock Exchange.

                                                                  HIGH     LOW
                                                                 ------- -------
1997:
  First Quarter (beginning February 21, 1997)................... $29.375 $21.250
  Second Quarter................................................  39.500  26.500
  Third Quarter (through October 14, 1997)......................  49.375  37.750

  On October 14, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange was $46.563 per share. As of October 14, 1997, there were approximately 134 holders of the Company's Common Stock named as holders of record by ChaseMellon Shareholder Services, L.L.C, the Company's registrar and transfer agent.

  Although the Partnership has made tax distributions to its partners, the Company has never declared or paid a cash dividend on the Common Stock. The Company anticipates that all of its earnings in the foreseeable future will be used for the repayment of indebtedness and for the development and expansion of its business and, therefore, does not anticipate paying dividends on the Common Stock in the foreseeable future. The Partnership will be restricted in its ability to make distributions that would enable the Company to pay dividends on the Common Stock by the terms of both the Indenture and the Amended 1997 Bank Credit Facility. See "Description of Certain Financing Arrangements". At August 2, 1997, the Partnership could not have made any such distribution to the Company by virtue of the restrictions that will be contained in the Amended 1997 Bank Credit Facility. Any determination to pay cash dividends in the future will be at the discretion of the Board of Directors of the Company and will be dependent, among other things, upon the Company's results of operations and financial condition, contractual restrictions, and other factors deemed relevant at that time.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of August 2, 1997 and as adjusted to give effect to (i) the incurrence by the Company of an additional $116.8 million of indebtedness in connection with the Common Stock Repurchase, (ii) the use of such additional indebtedness to effect the Common Stock Repurchase, and (iii) the conversion by the TJX Noteholder of approximately $9.7 million of the Convertible Note into 352,908 shares of Common Stock in connection with the Offerings and the Common Stock Repurchase. The sale of the shares offered hereby by the Selling Stockholders will not affect the Company's capitalization. The table should be read in conjunction with "Unaudited Pro Forma Financial Statements" of the Company and the financial statements of the Company and Chadwick's and related notes thereto included elsewhere in this Prospectus.

                                                          AT AUGUST 2, 1997
                                                       ---------------------
                                                                      AS
                                                       HISTORICAL  ADJUSTED
                                                       ----------  ---------
                                                          (IN THOUSANDS)
Short-term debt....................................... $  20,000   $  20,000
Current portion of long-term debt.....................     9,028       5,000
Long-term debt, net of current portion:
  Bank Credit Facility................................   110,841     231,635
  Senior Subordinated Notes due 2003..................   124,410     124,410
  Convertible Subordinated Note due 2006..............    20,000      10,295
                                                       ---------   ---------
    Total long-term debt..............................   255,251     366,340
                                                       ---------   ---------
      Total debt......................................   284,279     391,340
Series A Convertible Redeemable Preferred Stock.......     1,500       1,500
Stockholders' equity:
  Stockholders' equity, net...........................   288,044     182,749
  Reduction for predecessor cost carryover basis(1)...  (152,067)   (152,067)
  Retained earnings...................................    89,064      88,623
                                                       ---------   ---------
    Total stockholders' equity........................   225,041     119,305
                                                       ---------   ---------
    Total capitalization.............................. $ 510,820   $ 512,145
                                                       =========   =========

--------
(1) The Limited's interest in Brylane has been reflected at The Limited's historical basis (carryover basis), less an adjustment for the cash distribution to The Limited in connection with the Brylane Acquisition, resulting in a reduction in equity.

                   UNAUDITED PRO FORMA FINANCIAL STATEMENTS

  The following unaudited pro forma financial statements have been prepared by combining the historical consolidated financial statements of the Company for the fiscal year ended February 1, 1997 and for the twenty-six weeks ended August 3, 1996 with the combined financial statements of Chadwick's for the forty-five weeks ended December 7, 1996 and for the twenty-six weeks ended July 27, 1996, respectively, and give effect to the transactions described in the notes to these financial statements as if such transactions occurred on February 4, 1996 (the first day of the latest full fiscal period presented) for the statements of operations and on August 2, 1997 for the balance sheet.

  The Company believes that the pro forma adjustments give appropriate effect to the assumptions described in the notes to the unaudited pro forma financial statements and that they are properly applied in the pro forma financial statements, and provide a reasonable basis for presenting all of the significant effects of (i) the Chadwick's Acquisition, (ii) the Initial Public Offering and (iii) the costs related to the Offerings, the Common Stock Repurchase and the incurrence of additional indebtedness in connection therewith. The adjustments related to the Chadwick's Acquisition include (i) the historical financial statements of Chadwick's and the financing thereof by the Partnership for the twenty-six weeks ended August 3, 1996 and for the year ended February 1, 1997 (the latter to the extent not already included in the Company's historical statement of operations) and (ii) the allocation of the purchase price for the acquisition as appropriate. The adjustments related to the Initial Public Offering include (i) the effects of the Incorporation Plan and (ii) the Initial Public Offering, including the application of the $89.3 million of net proceeds received therefrom to prepay borrowings under the 1996 Bank Credit Facility. The adjustments related to the Common Stock Repurchase include (i) the effects of the incurrence of $116.8 million of additional indebtedness pursuant to the Amended 1997 Bank Credit Facility, (ii) the use of such additional indebtedness to effect the Common Stock Repurchase, and
(iii) the conversion by the TJX Noteholder of approximately $9.7 million of the Convertible Note into 352,908 shares of Common Stock in connection with the Offerings and the Common Stock Repurchase.

  The unaudited pro forma financial statements have been prepared based on the assumptions described in the notes thereto and include assumptions relating to the interest rate on and the borrowings under the Amended 1997 Bank Credit Facility, and the fees and expenses with respect thereto. These amounts are assumed solely for the purpose of presenting the unaudited pro forma financial statements set forth below.

  The unaudited pro forma financial statements and summary table provided on the next page should be read in conjunction with the respective financial statements of the Company and Chadwick's and notes thereto included elsewhere in this Prospectus. Certain reclassifications among line items have been made to the Chadwick's historical income statement to conform with Brylane's financial statement presentation. The unaudited pro forma statements of operations and unaudited pro forma balance sheet are not necessarily indicative of what the consolidated statements of operations and the consolidated balance sheet actually would have been had the transactions occurred at February 4, 1996 or August 2, 1997, respectively, nor do they purport to indicate the results of future operations of the Company.

                                  THE COMPANY
                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      THE COMPANY
                                         --------------------------------------
                                         FISCAL YEAR   TWENTY-SIX WEEKS ENDED
                                            ENDED     -------------------------
                                         FEB. 1, 1997 AUG. 3, 1996 AUG. 2, 1997
                                         ------------ ------------ ------------
STATEMENTS OF OPERATIONS DATA:
Net sales...............................  $1,167,527   $  533,525   $  603,457
Cost of goods sold......................     601,859      273,377      309,971
Non-recurring inventory charge..........       1,657          --         3,315
                                          ----------   ----------   ----------
Gross profit............................     564,011      260,148      290,171
Operating expenses:
  Catalog and advertising expense.......     279,582      134,867      137,879
  Fulfillment expense...................     104,358       45,071       56,415
  Support services expense..............      82,026       36,292       43,750
  Intangibles and organization cost am-
   ortization...........................      10,927        5,464        5,466
                                          ----------   ----------   ----------
    Total operating expenses............     476,893      221,694      243,510
                                          ----------   ----------   ----------
Operating income........................      87,118       38,454       46,661
Interest expense, net...................      38,175       19,219       16,952
                                          ----------   ----------   ----------
Income before income taxes and extraor-
 dinary charge..........................      48,943       19,235       29,709
Provision for income taxes..............      18,109        7,117       10,992
                                          ----------   ----------   ----------
Income before extraordinary charge......  $   30,834   $   12,118   $   18,717
                                          ==========   ==========   ==========
Income per share before extraordinary
 charge.................................  $     1.73   $     0.68   $     1.05
Weighted average shares outstanding.....  17,785,589   17,784,861   17,854,671

                                                                 AT AUG. 2, 1997
                                                                 ---------------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.......................................    $    --
Working capital.................................................      57,517
Total assets....................................................     690,452
Short-term debt.................................................      20,000
Long-term debt (including current portion)......................     371,340
Stockholders' equity............................................     119,305

                                  THE COMPANY
                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 FISCAL YEAR
                          ----------------------------------------------------------------------------------------------------
                            COMPANY       CHADWICK'S
                           HISTORICAL     HISTORICAL                    PRO FORMA    INITIAL         COMMON        PRO FORMA
                           FIFTY-TWO      FORTY-FIVE    CHADWICK'S        AFTER       PUBLIC          STOCK       FISCAL YEAR
                          WEEKS ENDED    WEEKS ENDED    ACQUISITION    CHADWICK'S   OFFERING       REPURCHASE        ENDED
                          FEB. 1, 1997 DEC. 7, 1996(1)  ADJUSTMENTS    ACQUISITION ADJUSTMENTS     ADJUSTMENTS    FEB. 1, 1997
                          ------------ ---------------- -----------    ----------- -----------     -----------    ------------
Net sales...............    $705,353       $462,174      $             $1,167,527   $                $             $1,167,527
Cost of goods sold......     346,572        254,045         1,242 (2)     601,859                                     601,859
Non-recurring inventory
 charge.................       1,657            --                          1,657                                       1,657
                            --------       --------      --------      ----------   --------         -------       ----------
Gross profit............     357,124        208,129        (1,242)        564,011                                     564,011
Operating expenses:
Catalog and advertising
 expense................     186,985         92,597                       279,582                                     279,582
Fulfillment expense.....      55,450         45,768         3,140 (3)     104,358                                     104,358
Support services
 expense................      54,422         27,604                        82,026                                      82,026
Intangibles and
 organization cost
 amortization...........       6,518            --          4,409 (4)      10,927                                      10,927
                            --------       --------      --------      ----------   --------         -------       ----------
Total operating
 expenses...............     303,375        165,969         7,549         476,893                                     476,893
                            --------       --------      --------      ----------   --------         -------       ----------
Operating income........      53,749         42,160        (8,791)         87,118                                      87,118
Interest expense, net...      24,026          5,112        13,165 (5)      37,557     (6,709)(10)      8,064 (15)      38,175
                                                             (744)(6)                   (420)(11)        265 (16)
                                                           (5,112)(7)                   (582)(12)
                                                            1,110 (8)
                            --------       --------      --------      ----------   --------         -------       ----------
Income before income
 taxes and extraordinary
 charge.................      29,723         37,048       (17,210)         49,561      7,711          (8,329)          48,943
Provision for income
 taxes..................         315         12,355       (12,355)(9)         315      2,853 (13)     (3,081)(13)      18,109
                                                                                      18,022 (14)
                            --------       --------      --------      ----------   --------         -------       ----------
Income before
 extraordinary charge...    $ 29,408       $ 24,693      $ (4,855)     $   49,246   $(13,164)        $(5,248)      $   30,834
                            ========       ========      ========      ==========   ========         =======       ==========
Income per share before
 extraordinary
 charge(17).............                                                                                           $     1.73
Weighted average shares
 outstanding(17)........                                                                                           17,785,589
                                                    TWENTY-SIX WEEKS ENDED AUGUST 3, 1996
                          ----------------------------------------------------------------------------------------------------
                            COMPANY       CHADWICK'S
                           HISTORICAL     HISTORICAL                    PRO FORMA    INITIAL         COMMON        PRO FORMA
                           TWENTY-SIX     TWENTY-SIX    CHADWICK'S        AFTER      PUBLIC           STOCK        TWENTY-SIX
                          WEEKS ENDED    WEEKS ENDED    ACQUISITION    CHADWICK'S   OFFERING       REPURCHASE     WEEKS ENDED
                          AUG. 3, 1996 JULY 27, 1996(1) ADJUSTMENTS    ACQUISITION ADJUSTMENTS     ADJUSTMENTS    AUG. 3, 1996
                          ------------ ---------------- -----------    ----------- -----------     -----------    ------------
Net sales...............    $308,625       $224,900      $             $  533,525   $                $             $  533,525
Cost of goods sold .....     149,898        122,269         1,210 (2)     273,377                                     273,377
                            --------       --------      --------      ----------   --------         -------       ----------
Gross profit............     158,727        102,631        (1,210)        260,148                                     260,148
Operating expenses:
Catalog and advertising
 expense................      88,988         45,879                       134,867                                     134,867
Fulfillment expense.....      18,380         24,853         1,838 (3)      45,071                                      45,071
Support services
 expense................      21,701         14,591                        36,292                                      36,292
Intangibles and
 organization cost
 amortization...........       2,818                        2,646 (4)       5,464                                       5,464
                            --------       --------      --------      ----------   --------         -------       ----------
Total operating
 expenses...............     131,887         85,323         4,484         221,694                                     221,694
                            --------       --------      --------      ----------   --------         -------       ----------
Operating income........      26,840         17,308        (5,694)         38,454                                      38,454
Interest expense, net...      10,791          2,795         7,899 (5)      18,910     (3,355)(10)      4,032 (15)      19,219
                                                             (447)(6)                   (210)(11)        133 (16)
                                                           (2,795)(7)                   (291)(12)
                                                              667 (8)
                            --------       --------      --------      ----------   --------         -------       ----------
Income before income
 taxes and extraordinary
 charge.................      16,049         14,513       (11,018)         19,544      3,856          (4,165)          19,235
Provision for income
 taxes..................          57          5,994        (5,994)(9)          57      1,427 (13)     (1,541)(13)       7,117
                                                                                       7,174 (14)
                            --------       --------      --------      ----------   --------         -------       ----------
Income before extraordi-
 nary charge ...........    $ 15,992       $  8,519      $ (5,024)     $   19,487   $ (4,745)        $(2,624)      $   12,118
                            ========       ========      ========      ==========   ========         =======       ==========
Income per share before
 extraordinary
 charge(17).............                                                                                           $     0.68
Weighted average shares
 outstanding(17)........                                                                                           17,784,861

                                                        (Notes begin on page 26)

                                  THE COMPANY
                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                TWENTY-SIX WEEKS ENDED AUGUST 2, 1997
                           ------------------------------------------------------
                             COMPANY
                           HISTORICAL
                           TWENTY-SIX    INITIAL        COMMON        PRO FORMA
                           WEEKS ENDED   PUBLIC          STOCK        TWENTY-SIX
                             AUG. 2,    OFFERING      REPURCHASE        WEEKS
                              1997     ADJUSTMENTS    ADJUSTMENTS    AUG. 2, 1997
                           ----------- -----------    -----------    ------------
Net sales................   $603,457     $              $             $  603,457
Cost of goods sold ......    309,971                                     309,971
Non-recurring inventory
 charge..................      3,315                                       3,315
                            --------     ------         -------       ----------
Gross profit.............    290,171                                     290,171
Operating expenses:
Catalog and advertising
 expense.................    137,879                                     137,879
Fulfillment expense......     56,415                                      56,415
Support services expense.     43,750                                      43,750
Intangibles and
 organization cost
 amortization............      5,466                                       5,466
                            --------     ------         -------       ----------
Total operating expenses.    243,510                                     243,510
                            --------     ------         -------       ----------
Operating income.........     46,661                                      46,661
Interest expense, net....     13,685       (572)(10)      4,032(15)       16,952
                                            (35)(11)        133(16)
                                           (291)(12)
                            --------     ------         -------       ----------
Income before income
 taxes and extraordinary
 charge..................     32,976        898          (4,165)          29,709
Provision for income tax-
 es......................     12,742        332 (13)     (1,541)(13)      10,992
                                           (541)(14)
                            --------     ------         -------       ----------
Income before extraordi-
 nary charge ............   $ 20,234     $1,107         $(2,624)      $   18,717
                            ========     ======         =======       ==========
Income per share before
 extraordinary
 charge(17)..............                                             $     1.05
Weighted average shares
 outstanding(17).........                                             17,854,671

                                                        (Notes begin on page 26)

                                  THE COMPANY
                       UNAUDITED PRO FORMA BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                     COMMON STOCK
                                        HISTORICAL    REPURCHASE        PRO FORMA
                                      AUGUST 2, 1997 ADJUSTMENTS      AUGUST 2, 1997
                                      -------------- ------------     --------------
               ASSETS
               ------
Current assets:
  Cash and cash equivalents.........    $     --      $                 $     --
  Accounts receivable deferred bill-
   ing (net)........................        7,503                           7,503
  Accounts receivable...............        9,401                           9,401
  Inventories.......................      188,543                         188,543
  Paper inventory...................       18,059                          18,059
  Catalog costs.....................       24,676                          24,676
  Other.............................        5,252                           5,252
                                        ---------     ---------         ---------
    Total current assets............      253,434                         253,434
Property & equipment, net...........       76,338                          76,338
Organization & deferred financing
 costs..............................        3,979         1,325 (18)        5,304
Intangibles & other assets..........      337,825                         337,825
Deferred income taxes...............       17,551                          17,551
                                        ---------     ---------         ---------
    Total assets....................    $ 689,127     $   1,325         $ 690,452
                                        =========     =========         =========
 LIABILITIES & STOCKHOLDERS' EQUITY
 ----------------------------------
Current liabilities:
  Accounts payable..................    $ 109,370     $                 $ 109,370
  Accrued interest..................        6,223                           6,223
  Accrued expenses..................       41,675                          41,675
  Income taxes payable..............        2,364                           2,364
  Reserve for returns...............       11,285                          11,285
  Short-term debt...................       20,000                          20,000
  Current portion of long-term debt.        9,028        (4,028)(19)        5,000
                                        ---------     ---------         ---------
    Total current liabilities.......      199,945        (4,028)          195,917
                                        ---------     ---------         ---------
Long-term debt......................      255,251       120,794 (20)      366,340
                                                         (9,705)(12)
Other long-term liabilities.........        7,390                           7,390
                                        ---------     ---------         ---------
    Total liabilities...............      462,586       107,061           569,647
Series A Convertible Redeemable Pre-
 ferred Stock.......................        1,500                           1,500
Stockholders' equity:
  Common stock, $.01 par value
   40,000,000 shares authorized;
   19,471,445 shares issued and
   outstanding at August 2, 1997
   (17,328,552 shares outstanding on
   a pro forma basis)...............          195             3 (12)          198
  Additional paid in capital, net of
   loans to management investors....      287,849         9,702 (12)      297,551
  Reduction for predecessor cost-
   carryover basis..................     (152,067)                       (152,067)
  Treasury stock....................          --       (115,000)(20)     (115,000)
  Retained earnings.................       89,064          (441)(21)       88,623
                                        ---------     ---------         ---------
    Total stockholders' equity......      225,041      (105,736)          119,305
                                        ---------     ---------         ---------
    Total liabilities & stockhold-
     ers' equity....................    $ 689,127     $   1,325         $ 690,452
                                        =========     =========         =========

                                                        (Notes begin on page 26)

             NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

  (1) Brylane acquired the assets of Chadwick's (excluding substantially all accounts receivable) on December 9, 1996. The pro forma adjustments reflect the results of operations of Chadwick's prior to the Chadwick's Acquisition for the forty-five weeks ended December 7, 1996. Certain reclassifications among line items have been made to the historical statement of operations to conform with the Company's financial statement presentation. Such reclassifications had no effect on previously reported net income.

  (2) Reflects the removal of the change in the capitalized buying and fulfillment center costs in order to conform Chadwick's accounting policies with those of Brylane's.

  (3) Includes the recognition of the costs related to the sale of the deferred billing receivables to Alliance Data Systems Corporation. Calculated using the average outstanding deferred billing receivables balance at the end of the month for the corresponding period.

  (4) Includes goodwill amortization on a straight-line basis of $179,485,000 over 40 years and amortization on a straight-line basis of the acquired customer file of $4,020,000 over five years.

  (5) Includes interest expense on the net increase in indebtedness of $210,645,000 incurred to finance the Chadwick's Acquisition at 7.5% for the year ended February 1, 1997 and the twenty-six weeks ended August 3, 1996. A change of 1/4% in the interest rate payable on the outstanding balance under the 1996 Bank Credit Facility would change annual interest expense by approximately $527,000 before the effect of income taxes.

  (6) In connection with the repayment of the 1993 Bank Credit Facility, a pro rata portion of the deferred financing fees associated with the obligations repaid were written off as a charge to operations. This expense was $2,456,000 ($1,547,000 net of tax) with a related future tax benefit of $909,000. This non-recurring charge has not been included in the pro forma as adjusted statements of operations. The annual reduction of amortization expense attributable to the write-off is $893,000.

  (7) Reflects the elimination of interest expense related to the advances from TJX.

  (8) Represents amortization of deferred financing fees related to the 1996 Bank Credit Facility of $7,005,000 over the term of the debt.

  (9) Reflects adjustments for federal and state income taxes as if Chadwick's had been taxed as a Partnership during these periods.

  (10) Includes a reduction of interest expense of $6,709,000, $3,355,000 and $572,000 for the fifty-two weeks ended February 1, 1997, and the twenty-six weeks ended August 3, 1996 and August 2, 1997, respectively, as a result of the prepayment of $89,280,000 of indebtedness outstanding under the 1996 Bank Credit Facility (assuming the average interest rate in effect during the related period).

  (11) In connection with the Initial Public Offering, a pro rata portion of the deferred financing fees associated with the obligations to be repaid were written off as a charge to operations. This expense was $2,100,000 ($1,323,000 net of tax) with a related future tax benefit of $777,000, which is realized over the term of the underlying debt obligations for tax purposes. This non-recurring charge has not been included in the pro forma statements of operations. The annual reduction of amortization expense attributable to the write-off is approximately $420,000.

  (12) Reflects the conversion by the TJX Noteholder of a portion of the Convertible Note into 352,908 shares of Common Stock in connection with the Offerings and the Common Stock Repurchase and the related reduction of interest expense.

  (13) Reflects income taxes at a rate of 37.0% with respect to the Initial Public Offering and the Common Stock Repurchase.

  (14) Recognition of income tax expense since the Company is a C-corporation and will pay income taxes directly, whereas the Partnership, under the partnership form of doing business, passed through the tax effects of its profits and losses to its partners. The tax provision has been computed using an estimated effective rate of 37.0%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Tax Matters".

  (15) Reflects interest expense at a rate of 6.91% on the increase of $116,766,000 in indebtedness used to repurchase an aggregate of 2,500,000 shares of the Company's Common Stock. A change of 1/4% in the interest rate payable on the outstanding balance under the Amended 1997 Bank Credit Facility would change annual interest expense by approximately $292,000 before the effect of income taxes.

  (16) Represents amortization over the term of the debt of deferred financing fees of $1,325,000 related to the replacement of the 1997 Bank Credit Facility with the Amended 1997 Bank Credit Facility.

  (17) Pro forma income per share has been calculated for all periods presented assuming that 4,000,000 shares issued in connection with the Initial Public Offering and 1,352,362 shares reserved for future issuance upon the exercise of options outstanding under the Company's option plans as of August 2, 1997 were outstanding for all periods presented. The options considered as Common Stock equivalents as determined using the treasury stock method were 386,923, 386,923 and 455,318 at February 1, 1997, August 3, 1996 and August 2,
1997, respectively. Had the August 2, 1997 stock price of $39.00 been used, the options considered as common stock equivalents would have been 664,717 at February 1, 1997 and August 3, 1996, and 673,862 at August 2, 1997.

  Weighted average shares used to calculate net income per share for the year ended February 1, 1997 are 19,932,681 shares prior to the Common Stock Repurchase and 17,785,589 shares after the Common Stock Repurchase. For the twenty-six weeks ended August 3, 1996, weighted average shares are 19,931,953 shares prior to the Common Stock Repurchase and 17,784,861 shares after the Common Stock Repurchase, and for the twenty-six weeks ended August 2, 1997, weighted average shares are 20,001,763 shares prior to the Common Stock Repurchase and 17,854,671 shares after the Common Stock Repurchase.

  (18) Represents payment and capitalization of fees associated with the Amended 1997 Bank Credit Facility.

  (19) Reflects the reclassification of debt from current to long-term based on the repayment schedule contained in the Amended 1997 Bank Credit Facility.

  (20) Represents borrowings under the Amended 1997 Bank Credit Facility that will be used to finance the repurchase of an aggregate of 2,500,000 shares of Common Stock by the Company with the associated reduction to stockholder's equity for the treasury stock.

  (21) Reflects the charge associated with the payment of fees and expenses related to the Offerings, net of tax.

                            SELECTED FINANCIAL DATA
                                  THE COMPANY
  The following table presents certain historical financial data of the Company for the periods indicated. The balance sheet data at January 30, 1993, July 31, 1993, January 29, 1994, January 28, 1995, February 3, 1996, and
February 1, 1997 and the statements of operations data for the fiscal years ended January 30, 1993, January 28, 1995, February 3, 1996, and February 1, 1997 and for the twenty-six weeks ended July 31, 1993 and January 29, 1994, have been derived from the combined and consolidated financial statements of the Company. The statements of operations data for the combination of the historical fifty-two weeks ended January 29, 1994 have been derived by summing, without adjustment, the audited financial statements of the Predecessor for the twenty-six weeks ended July 31, 1993 and of the Partnership for the twenty-six weeks ended January 29, 1994. The balance sheet data at August 3, 1996 and August 2, 1997 and the statements of operations data for the twenty-six weeks ended August 3, 1996 and August 2, 1997 have been derived from the unaudited consolidated financial statements of the Company. The information below should be read in conjunction with "Unaudited Pro Forma Financial Statements", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the combined and consolidated financial statements of the Company and related notes thereto included elsewhere in this Prospectus. In the opinion of the Company's management, the unaudited financial statements were prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary to present fairly the information set forth herein. The statements of operations data for the twenty-six weeks ended August 2, 1997 may not be indicative of results to be expected for the full year.

                                                            COMBINATION OF
                              PREDECESSOR       PARTNERSHIP   HISTORICAL                  THE COMPANY(1)
                         ---------------------- ----------- -------------- --------------------------------------------
                                                                                                      TWENTY-SIX WEEKS
                           FISCAL   TWENTY-SIX  TWENTY-SIX    FIFTY-TWO        FISCAL YEAR ENDED            ENDED
                         YEAR ENDED WEEKS ENDED WEEKS ENDED  WEEKS ENDED   -------------------------- -----------------
                          JAN. 30,   JULY 31,    JAN. 29,      JAN. 29,    JAN. 28, FEB. 3,  FEB. 1,  AUG. 3,  AUG. 2,
                            1993       1993        1994          1994        1995   1996(2)    1997     1996     1997
                         ---------- ----------- ----------- -------------- -------- -------- -------- -------- --------
                                                   (IN THOUSANDS, EXCEPT PER UNIT/SHARE DATA)
STATEMENTS OF OPERA-
 TIONS DATA:
Net sales..............   $424,523   $242,086    $247,780      $489,866    $578,530 $601,055 $705,353 $308,625 $603,457
Cost of goods sold.....    212,103    122,530     124,224       246,754     288,217  298,414  346,572  149,898  309,971
Non-recurring inventory
 charge(3).............        --         --       11,487        11,487       2,614      569    1,657      --     3,315
                          --------   --------    --------      --------    -------- -------- -------- -------- --------
Gross profit...........    212,420    119,556     112,069       231,625     287,699  302,072  357,124  158,727  290,171
Operating expenses:
 Catalog and advertis-
  ing expense..........    113,432     61,165      66,860       128,025     153,830  174,446  186,985   88,988  137,879
 Fulfillment expense...     33,199     18,335      21,477        39,812      41,656   37,333   55,450   18,380   56,415
 Support services ex-
  pense................     22,886     12,964      13,377        26,341      35,152   37,024   54,422   21,701   43,750
 Intangibles and
  organization cost
  amortization.........        --         --        2,121         2,121       4,242    4,707    6,518    2,818    5,466
                          --------   --------    --------      --------    -------- -------- -------- -------- --------
  Total operating ex-
   penses..............    169,517     92,464     103,835       196,299     234,880  253,510  303,375  131,887  243,510
                          --------   --------    --------      --------    -------- -------- -------- -------- --------
Operating income.......     42,903     27,092       8,234        35,326      52,819   48,562   53,749   26,840   46,661
Interest expense, net..        --         --       10,060        10,060      19,576   20,624   24,026   10,791   13,685
                          --------   --------    --------      --------    -------- -------- -------- -------- --------
Income (loss) before
 income taxes and
 extraordinary charge..     42,903     27,092      (1,826)       25,266      33,243   27,938   29,723   16,049   32,976
Provision for income
 taxes(4)..............     16,700     10,600          75        10,675          89       88      315       57   12,742
                          --------   --------    --------      --------    -------- -------- -------- -------- --------
Income (loss) before
 extraordinary charge..     26,203     16,492      (1,901)       14,591      33,154   27,850   29,408   15,992   20,234
Extraordinary charge,
 net of related tax-
 es(5).................        --         --          --            --          --       --     2,456      --     4,110
                          --------   --------    --------      --------    -------- -------- -------- -------- --------
Net income (loss)......   $ 26,203   $ 16,492    $ (1,901)     $ 14,591    $ 33,154 $ 27,850 $ 26,952 $ 15,992 $ 16,124
                          ========   ========    ========      ========    ======== ======== ======== ======== ========
SUPPLEMENTAL STATEMENTS
 OF OPERATIONS DATA:
Income (loss) before
 income taxes and ex-
 traordinary charge....                          $ (1,826)     $ 25,266    $ 33,243 $ 27,938 $ 29,723 $ 16,049 $ 32,976
Provision for income
 taxes(6)..............                              (676)        9,924      12,300   10,337   10,998    5,938   12,201
                                                 --------      --------    -------- -------- -------- -------- --------
Income (loss) before
 extraordinary charge..                            (1,150)       15,342      20,943   17,601   18,725   10,111   20,775
Extraordinary charge,
 net of related taxes..                               --            --          --       --     1,547      --     4,110
                                                 --------      --------    -------- -------- -------- -------- --------
Net income (loss)......                          $ (1,150)     $ 15,342    $ 20,943 $ 17,601 $ 17,178 $ 10,111 $ 16,665
                                                 ========      ========    ======== ======== ======== ======== ========
Earnings per unit/share
 before extraordinary
 charge................                                                             $   1.34 $   1.40 $   0.75 $   1.07
Earnings per
 unit/share............                                                             $   1.34 $   1.29 $   0.75 $   0.86
Weighted average
 units/shares outstand-
 ing...................                                                               13,107   13,366   13,420   19,452

                                  THE COMPANY

                                                              COMBINATION OF
                                PREDECESSOR       PARTNERSHIP   HISTORICAL                  THE COMPANY(1)
                           ---------------------- ----------- -------------- ------------------------------------------------
                                                                                                           TWENTY-SIX WEEKS
                             FISCAL   TWENTY-SIX  TWENTY-SIX    FIFTY-TWO        FISCAL YEAR ENDED               ENDED
                           YEAR ENDED WEEKS ENDED WEEKS ENDED  WEEKS ENDED   ----------------------------  ------------------
                            JAN. 30,   JULY 31,    JAN. 29,      JAN. 29,    JAN. 28,  FEB. 3,   FEB. 1,   AUG. 3,   AUG. 2,
                              1993       1993        1994          1994        1995    1996(2)     1997      1996      1997
                           ---------- ----------- ----------- -------------- --------  --------  --------  --------  --------
                                                                   (IN THOUSANDS)
OPERATING AND OTHER
 DATA:
Gross profit (before
 non-recurring inventory
 charge) as a percentage
 of net sales...........       50.0%       49.4%       49.9%        49.6%        50.2%     50.4%     50.8%     51.4%     48.6%
Catalog and advertising
 expense as a percentage
 of net sales...........       26.7%       25.3%       27.0%        26.1%        26.6%     29.0%     26.5%     28.8%     22.9%
EBITDA(7)...............    $46,149     $28,566     $23,425      $51,991     $ 62,785  $ 57,488  $ 69,145  $ 31,808  $ 60,931
Number of catalogs
 mailed.................    181,799     106,448     122,850      229,298      298,734   311,671   333,020   156,018   285,868
Names in customer
 files(8)...............      6,561       6,834       7,340                     8,905    10,158    21,995    10,982    22,727
Active customers(9).....      3,708       3,826       4,189                     5,159     5,308    10,034     5,358    10,352
BALANCE SHEET DATA (END
 OF PERIOD):
Cash and cash equiva-
 lents..................        --          --      $10,043                  $ 28,495  $  7,469  $  3,285  $ 19,881       --
Working capital.........    $23,112     $27,544      27,380                    42,074    41,635    81,728    52,534  $ 53,489
Total assets............     89,132      95,882     255,051                   286,491   327,903   705,234   337,576   689,127
Short-term debt.........        --          --          --                        --        --        --        --     20,000
Long-term debt
 (including current
 portion)...............        --          --      229,070                   214,168   226,740   427,362   220,041   264,279
Partnership/Stockholder's
 equity (deficit).......     39,619      42,789     (31,333)                    1,777    27,187   103,863    40,770   225,041

-------
(1) The Company's financial statements include the results of Chadwick's on a consolidated basis from December 9, 1996, the closing date of the Chadwick's Acquisition.

(2) The fiscal year ended February 3, 1996 was a 53-week period. All other fiscal years shown are 52-week periods.

(3) The non-recurring inventory charges resulted from increasing inventory by $14,101,000 for the Brylane Acquisition, by $569,000 for the KingSize Acquisition and by $4,972,000 for the Chadwick's Acquisition to reflect the fair market value of the inventory at the respective acquisition dates as more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations". The increases in inventory value had been fully amortized into cost of goods sold as of April 30, 1994 for the Brylane Acquisition, as of February 3, 1996 for the KingSize Acquisition, and as of August 2, 1997 for the Chadwick's Acquisition.

(4) Represents provision for income taxes as a corporate division of The Limited during the fiscal year ended January 30, 1993 and the twenty-six weeks ended July 31, 1993, and as a partnership for the twenty-six weeks ended January 29, 1994, the fiscal years ended January 28, 1995,
    February 3, 1996 and February 1, 1997 and the twenty-six weeks ended August 3, 1996, and as a corporation for the twenty-six weeks ended August 2, 1997.

(5) Consists of deferred financing fees written-off in connection with the repayment of the Company's 1993 Bank Credit Facility and 1996 Bank Credit Facility. See "Management's Discussion and Analysis of Results of Operations and Financial Condition".

(6) Amounts reflect adjustments for federal and state income taxes as if the Partnership had been taxed as a C-corporation during these periods.

(7) EBITDA represents earnings before taking into consideration interest expense, income tax expense, depreciation and amortization expense, non-recurring inventory charges, extraordinary charge related to the write-off of deferred financing fees, and non-cash compensation expense related to the 1993 Option Plan. The use of such information is intended only to supplement the conventional income statement presentation, and is not to be considered as an alternative to net income or any other indicator of Brylane's operating performance which is presented in accordance with generally accepted accounting principles above.

(8) This information includes the names contained in all of the Company's customer files as of the last day of the preceding calendar quarter and also includes names contained in the Sears customer file as of the same date. The names in the customer files consist of customers who have placed an order within the preceding 48 months ending on the last day of the preceding calendar quarter. Names contained in the Sears customer file have increased from 92,000 at December 31, 1993 to 2.4 million at June 30, 1997.

(9) Represents customers who have placed an order within the 12 months ending on the last day of the preceding calendar quarter. Active customers contained in the Sears customer file have increased from 92,000 at December 31, 1993 to 1.1 million at June 30, 1997.

                            SELECTED FINANCIAL DATA

                                  CHADWICK'S

  The following table presents certain historical financial data of Chadwick's for the five-year period ended January 27, 1996. The information related to the income statement data for the years ended January 29, 1994, January 28, 1995, and January 27, 1996, and the balance sheet data as of January 28, 1995 and January 27, 1996, are derived from audited combined financial statements of Chadwick's. The income statement data for the thirty-nine weeks ended October 28, 1995 and October 26, 1996, and for the years ended January 25, 1992 and January 30, 1993, and the balance sheet data as of January 25, 1992, January 30, 1993, January 29, 1994, October 28, 1995 and October 26, 1996, is derived from unaudited combined financial statements of Chadwick's. Due to different classifications within line items, the Chadwick's line items are not directly comparable to those of Brylane. The information below should be read in conjunction with "Unaudited Pro Forma Financial Statements", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the combined financial statements of Chadwick's and related notes thereto included elsewhere in this Prospectus. In the opinion of Chadwick's management, the unaudited financial statements were prepared on the same basis as the audited financial statements and included all adjustments, consisting of normal recurring adjustments, necessary to present fairly the information set forth herein. The results of operations for the thirty-nine weeks ended October 26, 1996 may not be indicative of results to be expected for the full year.

                                                                               THIRTY-NINE
                                       FISCAL YEAR ENDED                       WEEKS ENDED
                          ------------------------------------------------  ------------------
                          JAN. 25,  JAN. 30,  JAN. 29,  JAN. 28,  JAN. 27,  OCT. 28,  OCT. 26,
                            1992    1993(1)     1994      1995      1996      1995      1996
                          --------  --------  --------  --------  --------  --------  --------
                                                  (IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales...............  $173,374  $295,532  $424,276  $432,660  $465,598  $355,671  $370,319
Cost of sales, including
 buying and order
 fulfillment costs......   106,111   183,186   269,233   271,874   278,868   211,486   206,179
                          --------  --------  --------  --------  --------  --------  --------
Gross profit............    67,263   112,346   155,043   160,786   186,730   144,185   164,140
Selling, general and
 administrative
 expenses, including
 catalog and
 order processing costs.    55,656    90,366   131,439   155,329   160,282   126,615   129,731
                          --------  --------  --------  --------  --------  --------  --------
Income from operations..    11,607    21,980    23,604     5,457    26,448    17,570    34,409
Interest expense (in-
 come), net.............      (213)      (33)    3,378     3,940     6,920     5,211     4,492
                          --------  --------  --------  --------  --------  --------  --------
Income before income
 taxes, extraordinary
 items and cumulative
 effect of accounting
 changes................    11,820    22,013    20,226     1,517    19,528    12,359    29,917
Provision for income
 taxes..................     4,712     8,829     7,941       255     7,854     4,968    12,355
                          --------  --------  --------  --------  --------  --------  --------
Income before
 extraordinary items and
 cumulative effect of
 accounting changes.....  $  7,108  $ 13,184  $ 12,285  $  1,262  $ 11,674  $  7,391  $ 17,562
                          ========  ========  ========  ========  ========  ========  ========
Net income(2)...........  $  7,108  $ 13,184  $ 12,665  $  1,070  $  8,336  $  7,391  $ 17,562
                          ========  ========  ========  ========  ========  ========  ========
OPERATING AND OTHER DA-
 TA:
Gross profit as a per-
 centage of net sales...      38.8%     38.0%     36.5%     37.2%     40.1%     40.5%     44.3%
EBITDA(3)...............  $ 13,580  $ 25,116  $ 28,109  $ 11,156  $ 33,160  $ 22,625  $ 39,428
Number of catalogs
 mailed.................    78,555   123,064   213,168   234,973   196,073   169,749   149,607
Names in customer
 file(4)................     3,601     5,151     7,501     9,421    10,248    10,020    10,693
Active customers(5).....     1,970     3,113     4,500     4,956     4,399     4,579     4,242
BALANCE SHEET DATA (END
 OF PERIOD):
Working capital.........  $  9,228  $ 20,777  $ 52,368  $ 44,409  $ 77,843  $102,401  $116,618
Total assets............    70,673   121,094   156,095   177,625   199,215   243,213   272,914
Long-term debt (includ-
 ing current por-
 tion)(6)...............     7,580    22,152    52,154    47,391    70,769    99,404    88,587
Net assets..............    21,420    34,604    47,269    48,339    56,675    55,730    74,237

-------
(1) The fiscal year ended January 30, 1993 was a 53-week period. All other fiscal years shown are 52-week periods.
(2) Net income includes a credit of $380,000 for the cumulative effect of accounting changes in the fiscal year ended January 29, 1994 and includes extraordinary charges for the early retirement of debt of $192,000 in the fiscal year ended January 28, 1995 and $3,338,000 in the fiscal year ended January 27, 1996.
(3) EBITDA represents earnings before taking into consideration interest expense, income tax expense and depreciation and amortization expense. The use of such information is intended only to supplement the conventional income statement presentation, and is not to be considered as an alternative to net income or any other indicator of Chadwick's operating performance which is presented in accordance with generally accepted accounting principles above.
(4) This information includes the names contained in Chadwick's customer file as of the last day of the preceding calendar quarter. The names in the customer file consist of customers who have placed an order within the 48 months ending on the last day of the preceding calendar quarter.
(5) Represents customers who have placed an order within the 12 months ending on the last day of the preceding calendar quarter.
(6) Includes loans and advances from TJX.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The following discussion and analysis should be read in conjunction with "Selected Financial Data", the "Unaudited Pro Forma Financial Statements" and the respective financial statements of the Company and Chadwick's and related notes thereto included elsewhere in this Prospectus. Both the Company and Chadwick's use a 53/52 week fiscal year for financial reporting purposes.

  As a result of the Chadwick's Acquisition and the application of purchase accounting related thereto, the Company's results of operations for fiscal 1996 and the twenty-six weeks ended August 2, 1997 reflect a non-recurring inventory charge of $1.7 million and $3.3 million, respectively, related to the write-up of Chadwick's inventory of $5.0 million. The subsequent amortization of such write-up into cost of goods sold reduced the Company's gross margin in fiscal 1996 and the twenty-six weeks ended August 2, 1997. In addition, the Company's results will reflect additional amortization expense associated with the write-up of certain intangible assets related to the Chadwick's Acquisition of $5.3 million per year. Furthermore, Brylane entered into an agreement whereby a third party has committed to purchase certain accounts receivable generated by Chadwick's deferred billing programs. Consequently, since the Chadwick's Acquisition, accounts receivable related to the Chadwick's catalog have been significantly lower than in Chadwick's historical periods, and the Company's operating expenses have increased due to costs associated with the sale of such receivables. See "Certain Relationships and Related Transactions--Additional Agreements--Accounts Receivable Purchase Agreement".

  In addition to the amortization expense related to the Chadwick's Acquisition described above, the Company's results will reflect the amortization of intangible assets related to the Brylane Acquisition of $4.2 million per year, step-up depreciation associated with the write-up of certain fixed assets in connection with the Brylane Acquisition of $0.4 million per year, and the amortization of intangible assets related to the KingSize Acquisition of $1.4 million per year. See "Selected Financial Data".

  In connection with certain amendments to options previously granted under the 1993 Option Plan, the Company incurred non-cash compensation expense totalling $3.1 million, of which $2.4 million was expensed in the fourth quarter of fiscal 1996 and the remaining $0.7 million will be expensed equally throughout fiscal 1997.

  The Company used the net proceeds received from the Initial Public Offering to prepay approximately $89.3 million of borrowings outstanding under the term loans of the 1996 Bank Credit Facility, which resulted in an extraordinary charge of approximately $1.3 million, net of taxes, related to the write off of deferred financing costs. Subsequent thereto, the Company made an additional $10.0 million of prepayments on the 1996 Bank Credit Facility prior to April 30, 1997. On April 30, 1997, the Company replaced the 1996 Bank Credit Facility with the 1997 Bank Credit Facility (which resulted in lower interest expense, and an extraordinary charge of approximately $2.8 million, net of taxes, related to the write off of deferred financing costs), and made $2.1 million of prepayments on the 1997 Bank Credit Facility. On May 2, 1997, the Company used an additional $10.0 million of excess cash to prepay indebtedness outstanding under the 1997 Bank Credit Facility. Subsequent to May 3, 1997, the Company used the $28.8 million in cash received from TJX in connection with the preliminary purchase price adjustment, as well as cash generated from operations, to prepay an additional $50.0 million in indebtedness outstanding under the 1997 Bank Credit Facility. See "--Liquidity and Capital Resources".

  As a result of the Incorporation Plan, Brylane Inc. became subject to the payment of federal and state income taxes. Previously, income tax expense was not recorded on the books and records of Brylane, L.P.; however, payments approximating such taxes were distributed to all of Brylane, L.P.'s partners based upon the tax liabilities with respect to the income allocated to certain of Brylane, L.P.'s partners. See "--Liquidity and Capital Resources" and "-- Certain Tax Matters".

  To finance the Common Stock Repurchase, the Company will enter into an amendment to its 1997 Bank Credit Facility (the "Amended 1997 Bank Credit Facility") and borrow approximately $116.8 million thereunder, resulting in total outstanding indebtedness of approximately $391.3 million. See "Unaudited Pro Forma Financial Statements". Borrowings under the Amended 1997 Bank Credit Facility will bear interest at LIBOR plus 1.25%. The Amended 1997 Bank Credit Facility will continue to contain financial and operating covenants including, among other provisions, requirements that the Company maintain certain financial ratios and satisfy certain financial tests, restrictions on the ability to incur indebtedness, and limitations on the amount of the Company's capital expenditures and common stock dividends. See "--Liquidity and Capital Resources" and "Description of Certain Financing Arrangements".

RESULTS OF OPERATIONS--BRYLANE

  The following tables set forth certain operating data of the Company for the periods indicated.

                                                              TWENTY-SIX WEEKS
                                       FISCAL YEAR ENDED            ENDED
                                   -------------------------- -----------------
                                   JAN. 28, FEB. 3,  FEB. 1,  AUG. 3,  AUG. 2,
                                     1995   1996(1)  1997(2)    1996   1997(2)
                                   -------- -------- -------- -------- --------
                                                                 (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:                    (IN THOUSANDS)
Net sales......................... $578,530 $601,055 $705,353 $308,625 $603,457
Gross profit before non-recurring
 inventory charge.................  290,313  302,641  358,781  158,727  293,486
Non-recurring inventory charge....    2,614      569    1,657      --     3,315
                                   -------- -------- -------- -------- --------
Gross profit......................  287,699  302,072  357,124  158,727  290,171
Operating expenses:
 Catalog and advertising expense..  153,830  174,446  186,985   88,988  137,879
 Fulfillment expense..............   41,656   37,333   55,450   18,380   56,415
 Support services expense.........   35,152   37,024   54,422   21,701   43,750
 Amortization of acquisitions
  intangibles and organization
  costs...........................    4,242    4,707    6,518    2,818    5,466
                                   -------- -------- -------- -------- --------
Operating income..................   52,819   48,562   53,749   26,840   46,661
 Add back: Non-recurring inventory
  charge(3).......................    2,614      569    1,657      --     3,315
 Add back: Amortization of
  acquisition intangibles and
  organization costs(4)...........    4,242    4,707    6,518    2,818    5,466
 Add back: Non-cash compensation
  expense(5)......................      --       --     2,400      --       349
                                   -------- -------- -------- -------- --------
Operating income before
 acquisition related adjustments.. $ 59,675 $ 53,838 $ 64,324 $ 29,658 $ 55,791
                                   ======== ======== ======== ======== ========
SUPPLEMENTAL STATEMENTS OF
 OPERATIONS DATA:
 Operating income................. $ 52,819 $ 48,562 $ 53,749 $ 26,840 $ 46,661
 Interest expense, net............   19,576   20,624   24,026   10,791   13,685
                                   -------- -------- -------- -------- --------
 Income before income taxes and
  extraordinary charge............   33,243   27,938   29,723   16,049   32,976
 Provision for income taxes(6)....   12,300   10,337   10,998    5,938   12,201
                                   -------- -------- -------- -------- --------
 Income before extraordinary
  charge..........................   20,943   17,601   18,725   10,111   20,775
 Extraordinary charge, net of tax-
  es(7)...........................      --       --     1,547      --     4,110
                                   -------- -------- -------- -------- --------
 Net income ...................... $ 20,943 $ 17,601 $ 17,178 $ 10,111 $ 16,665
                                   ======== ======== ======== ======== ========

  The following table expresses the operating data on the prior page as a percentage of net sales for the periods indicated.

                                                                    TWENTY-
                                          FISCAL YEAR ENDED     SIX WEEKS ENDED
                                       ------------------------ ---------------
                                       JAN. 28, FEB. 3, FEB. 1, AUG. 3, AUG. 2,
                                         1995   1996(1) 1997(2)  1996    1997
                                       -------- ------- ------- ------- -------
Net sales.............................  100.0%   100.0%  100.0%  100.0%  100.0%
Gross profit before non-recurring
 inventory charge.....................   50.2     50.4    50.8    51.4    48.6
Non-recurring inventory charge........    0.5      0.1     0.2     0.0     0.5
                                        -----    -----   -----   -----   -----
Gross profit..........................   49.7     50.3    50.6    51.4    48.1
Operating expenses:
 Catalog and advertising expense......   26.6     29.0    26.5    28.8    22.9
 Fulfillment expense..................    7.2      6.2     7.9     6.0     9.4
 Support services expense.............    6.1      6.2     7.7     7.0     7.2
 Amortization of acquisitions
  intangibles and organization costs..    0.7      0.8     0.9     0.9     0.9
                                        -----    -----   -----   -----   -----
Operating income......................    9.1      8.1     7.6     8.7     7.7
 Add back: Non-recurring inventory
  charge(3)...........................    0.5      0.1     0.2     --      0.5
 Add back: Amortization of acquisition
  intangibles and organization
  costs(4)............................    0.7      0.8     0.9     0.9     0.9
 Add back: Non-cash compensation
  expense(5)..........................    --       --      0.4     --      0.1
                                        -----    -----   -----   -----   -----
Operating income before acquisition
 related adjustments..................   10.3%     9.0%    9.1%    9.6%    9.2%
                                        =====    =====   =====   =====   =====

--------
(1) The fiscal year ended February 3, 1996 was a 53-week period. All other fiscal years shown are 52-week periods.

(2) The Company's financial statements include the results of Chadwick's on a consolidated basis from December 9, 1996, the closing date of the Chadwick's Acquisition.

(3) The non-recurring inventory charges resulted from increasing inventory by $14,101,000 for the Brylane Acquisition, by $569,000 for the KingSize Acquisition and by $4,972,000 for the Chadwick's Acquisition to reflect the fair market value of the inventory at August 1, 1993, the effective date of the Brylane Acquisition, at October 1, 1995, the effective date of the KingSize Acquisition, and at December 9, 1996 the effective date of the Chadwick's Acquisition respectively. The increases in inventory value had been fully amortized into cost of goods sold as of April 30, 1994 for the Brylane Acquisition, as of February 3, 1996 for the KingSize Acquisition, and as of August 2, 1997 for the Chadwick's Acquisition.

(4) Represents amortization of goodwill and other intangible assets related to the Brylane Acquisition of $125,450,000 over a 30-year composite life and of organizational costs of $300,000 over five years and, subsequent to October 1, 1995, includes amortization related to the KingSize Acquisition of goodwill of $50,762,000 over a 40-year life, of customer file of $520,000 over an eight-year life, and of a noncompetition agreement of $300,000 over a five-year life. Subsequent to December 9, 1996, includes amortization related to the Chadwick's Acquisition of $179,485,000 over a 40-year life, and a customer file of $4,020,000 over a five-year life.

(5) Represents non-cash compensation expense related to amendments to options granted under the Brylane, L.P. 1993 Partnership Unit Option Plan.

(6) Amounts reflect adjustments for federal and state income taxes as if the Partnership had been taxed as a C-corporation during these periods.

(7) Consists of deferred financing fees written-off in connection with the repayment of the Company's 1993 Bank Credit Facility and 1996 Bank Credit Facility.

TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 COMPARED TO TWENTY-SIX WEEKS ENDED AUGUST 3, 1996

  The following table sets forth certain historical operating data of Brylane and Chadwick's on an unaudited combined basis for the twenty-six weeks ended August 3, 1996 to include net sales, cost of sales and operating expenses for Chadwick's as if the Chadwick's Acquisition had occurred on February 4, 1996 (the first day of fiscal 1996). The unaudited combined information is included for comparative purposes only and is not meant to be indicative of what the consolidated statements of operations data would have been had the transaction occurred at February 4, 1996.

                                                                 TWENTY-SIX
                                                                 WEEKS ENDED
                                                              -----------------
                                                              AUG. 3,  AUG. 2,
                                                                1996     1997
                                                              -------- --------
      Net sales.............................................. $533,526 $603,457
      Gross profit before non-recurring inventory charge.....  260,357  293,486
      Non-recurring inventory charge.........................      --     3,315
                                                              -------- --------
      Gross profit...........................................  260,357  290,171
      Operating expenses:
       Catalog and advertising...............................  134,866  137,879
       Fulfillment...........................................   43,232   56,415
       Support services......................................   37,926   43,750
       Amortization of acquisition intangibles and
        organization cost....................................    5,464    5,466
                                                              -------- --------
      Operating income.......................................   38,869   46,661
       Add back: Non-recurring inventory charge(1)...........      --     3,315
       Add back: Amortization of acquisition intangibles and
        organization costs(2)................................    5,464    5,466
       Add back: Non-cash compensation expense(3)............      --       349
                                                              -------- --------
      Operating income before acquisition related and non-
       recurring adjustments................................. $ 44,333 $ 55,791
                                                              ======== ========

  The following table expresses the above operating data as a percentage of net sales for the periods indicated.

                                                                  TWENTY-SIX
                                                                  WEEKS ENDED
                                                                ---------------
                                                                AUG. 3, AUG. 2,
                                                                 1996    1997
                                                                ------- -------
      Net sales................................................  100.0%  100.0%
      Gross profit before non-recurring inventory charge.......   48.8    48.6
      Non-recurring inventory charge...........................    --      0.5
                                                                 -----   -----
      Gross profit.............................................   48.8    48.1
      Operating expenses:
       Catalog and advertising.................................   25.3    22.9
       Fulfillment.............................................    8.1     9.4
       Support services........................................    7.1     7.2
       Amortization of acquisitions intangibles and
        organization cost......................................    1.0     0.9
                                                                 -----   -----
      Operating income.........................................    7.3     7.7
       Add back: Non-recurring inventory charges(1)............    --      0.5
       Add back: Amortization of acquisitions intangibles and
        organization costs(2)..................................    1.0     0.9
       Add back: Non-cash compensation expense(3)..............    --      0.1
                                                                 -----   -----
      Operating income before acquisition related and non-
       recurring adjustments...................................    8.3%    9.2%
                                                                 =====   =====

--------
(1) The non-recurring inventory charge resulted from increasing inventory by $4,972,000 for the Chadwick's Acquisition to reflect the fair market value of the inventory at December 9, 1996, the closing date of the Chadwick's Acquisition. The increase in inventory value related to the Chadwick's Acquisition was amortized into cost of goods sold in the amount of $1,657,000 in fiscal 1996 and $3,315,000 in the twenty-six weeks ended August 2, 1997.

(2) Represents amortization of goodwill and other intangible assets related to the Brylane Acquisition of $125,450,000 over a 30-year composite life and of organization costs of $300,000 over five years and, subsequent to October 1, 1995, includes amortization related to the KingSize Acquisition of goodwill of $50,762,000 over a 40-year life, of customer file of $520,000 over an eight-year life, and of a noncompetition agreement of $300,000 over a five-year life. Subsequent to December 9, 1996, includes amortization related to the Chadwick's Acquisition of goodwill of $179,485,000 over a 40-year life, and of customer file of $4,020,000 over a five-year life.

(3) Represents non-cash compensation expense related to amendments to options granted under the Brylane, L.P. 1993 Partnership Unit Option Plan.

TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 COMPARED TO TWENTY-SIX WEEKS ENDED AUGUST 3, 1996

  NET SALES. Net sales as reported for the twenty-six weeks ended August 2, 1997 increased to $603.5 million from $308.6 million in the comparable period of fiscal 1996. The increase in net sales came principally from the inclusion of the net sales from Chadwick's and also from the Company's other catalogs.

  Net sales on a combined basis including Chadwick's for the twenty-six weeks ended August 3, 1996 increased 13.1% to $603.5 million from $533.5 million. The sales gain was due primarily to an increase in circulation and in an increase in the average order size across all catalogs.

  GROSS PROFIT. Gross profit for the twenty-six weeks ended August 2, 1997 increased to $290.2 million (48.1% of net sales) from $158.7 million (51.4% of net sales) for the same period of fiscal 1996. The lower gross profit as a percent of net sales is due to the inclusion of the Chadwick's catalogs which have lower mark-ups on merchandise sold as compared to the Company's other catalog titles and to a non-recurring inventory charge of $3.3 million (0.5% of net sales) relating to the step-up of the value of inventory in connection with the Chadwick's Acquisition.

  Gross profit on a combined basis including Chadwick's for the twenty-six weeks ended August 3, 1996 and eliminating the effects of the non-recurring inventory charge in the twenty-six weeks ended August 2, 1997 increased to $293.5 million (48.6% of net sales) from $260.4 million (48.8% of net sales). The gross profit as a percent of net sales decreased 0.2 percentage points due to higher planned markdowns and a change in the mailing date of a Fall catalog with higher gross profit margins from July of last year to August of this year.

  CATALOG AND ADVERTISING EXPENSE. Catalog and advertising expense is comprised of the costs to produce and distribute catalogs, primarily paper, printing and catalog mailing costs, and the cost of acquiring names of prospective customers. For the twenty-six weeks ended August 2, 1997, catalog and advertising expense increased to $137.9 million (22.9% of net sales) from $89.0 million (28.8% of net sales) for the same period of fiscal 1996. The decrease on a percent of net sales basis was primarily due to the inclusion of the Chadwick's catalog and its associated catalog and advertising expense and net sales.

  Catalog and advertising expense on a combined basis including Chadwick's for the twenty-six weeks ended August 3, 1996 decreased on a percent of net sales basis to 22.9% ($137.9 million) in 1997 from 25.3% ($134.9 million) in 1996.
This decrease on a percent of net sales basis was primarily due to the renegotiation of certain printing contracts, reduced paper costs and an increase in the sales productivity per catalog.

  FULFILLMENT EXPENSE. Fulfillment expense includes distribution center, telemarketing, credit services and customer service expenses, partially offset by net merchandise postage revenue. Fulfillment expense as reported for the twenty-six weeks ended August 2, 1997 increased to $56.4 million (9.4% of net sales) from $18.4 million (6.0% of net sales) for the same period in fiscal 1996. The increase on a percent of net sales basis was primarily due to the acquisition of Chadwick's, which incurs higher fulfillment costs.

  Fulfillment expense on a combined basis including Chadwick's for the twenty-six weeks ended August 3, 1996 increased on a percent of net sales basis to 9.4% ($56.4 million) in 1997 from 8.1% ($43.2 million) in 1996. This increase on a percent of net sales basis was primarily due to increased payroll in the distribution center, telemarketing and other areas to meet increased customer demand and to ensure a high level of customer service.

  SUPPORT SERVICES EXPENSE. Support services expense includes staffing and other administrative overhead costs associated with the operation of the business and the license fees associated with the Company's agreements with Sears Shop at Home. Support services expense as reported for the twenty-six weeks ended August 2, 1997 increased to $43.8 million (7.2% of net sales) from $21.7 million (7.0% of net sales) for the same period in fiscal 1996. The increase on a percent of net sales basis was primarily due to the inclusion of Chadwick's and its associated overhead costs and net sales.

  Support services expense on a combined basis including Chadwick's for the twenty-six weeks ended August 3, 1996 increased as a percent of net sales to 7.2% ($43.8 million) in 1997 from 7.1% ($37.9 million) in 1996. This slight increase in support services expense as a percent of net sales was primarily due to an increase in incentive compensation due to the strong performance of the business during the Spring selling season and an increase in staffing to support the growth of the business.

  AMORTIZATION EXPENSE. Acquisition related intangibles and organization cost amortization expense for the twenty-six weeks ended August 2, 1997 included $2.1 million related to the Brylane Acquisition, $0.7 million related to the KingSize Acquisition and $2.6 million related to the Chadwick's Acquisition. Acquisition related intangibles and organization cost amortization expense for the twenty-six weeks ended August 3, 1996 included $2.1 million related to the Brylane Acquisition and $0.7 million related to the KingSize Acquisition.

  OPERATING INCOME. Operating income before acquisition related and non-recurring adjustments for the twenty-six weeks ended August 2, 1997 increased to $55.8 million (9.2% of net sales) from $29.7 million (9.6% of net sales) for the same period of fiscal 1996. As a percent of net sales, operating income decreased primarily as a result of the increase in fulfillment and support service expenses partially offset by the decrease in catalog and advertising expense, as described above.

  Operating income before acquisition related and non-recurring adjustments, on a combined basis including Chadwick's for the twenty-six weeks ended August 3, 1996 increased to $55.8 million (9.2% of net sales) in 1997 from $44.3 million (8.3% of net sales) in 1996. As a percent of net sales, operating income increased primarily as a result of the decrease in catalog and advertising expense, partially offset by the increase in fulfillment and support services expense, as described above.

  INTEREST EXPENSE. Interest expense, net, in the twenty-six weeks ended August 2, 1997 increased to $13.7 million (2.3% of net sales) from $10.8 million (3.5% of net sales) for the same period of fiscal 1996 due to the increased borrowings of $210.0 million incurred in connection with the Chadwick's Acquisition, offset by the prepayment of debt from the proceeds of the Initial Public Offering and other prepayments on the 1997 Bank Credit Facility (as defined) and lower interest rates on the term loans of the 1997 Bank Credit Facility.

  INCOME BEFORE INCOME TAXES AND EXTRAORDINARY CHARGE. Income as reported before income taxes and extraordinary charge increased to $33.0 million ($1.70 per share) for the twenty-six weeks ended August 2, 1997 from $16.0 million ($1.20 per share) for the same period of fiscal 1996. This increase was due to the inclusion of Chadwick's.

  INCOME TAXES. Income taxes for the twenty-six weeks ended August 2, 1997 were $12.7 million or 38.5% of income before extraordinary charge. Income taxes on supplemental income before extraordinary charge were $12.2 million or 37.0%. The difference between the effective income tax rate as reported and the effective tax rate on supplemental net income relates primarily to the allocation of loss to the Partnership for the period prior to the Initial Public Offering. The difference between the effective tax rate on supplemental net income of 37% and the federal statutory rate of 35% relates primarily to state income taxes, net of federal tax benefit.

  EXTRAORDINARY CHARGE. An extraordinary charge of $4.1 million ($0.21 per share), net of tax, was recorded in the twenty-six weeks ended August 2, 1997 as a result of the early retirement of the debt outstanding under the 1996 Bank Credit Facility.

  NET INCOME. After giving effect to the extraordinary charge, net income increased to $16.1 million ($0.83 per share) for the twenty-six weeks ended August 2, 1997 from $16.0 million ($1.19 per share) for the comparable period of fiscal 1996.

FISCAL 1996 COMPARED TO FISCAL 1995

  NET SALES. Net sales for the fifty-two weeks ended February 1, 1997 increased 17.4% to $705.4 million from $601.1 million for the fifty-three weeks ended February 3, 1996. The increase in net sales was primarily due to the acquisition of Chadwick's in December 1996. Excluding sales from Chadwick's, net sales increased by 6.8% to $642.0 million for fiscal 1996 from $601.1 million in fiscal 1995 primarily due to the acquisition of the KingSize and Big & Tall catalogs, as well as increased sales from the Lerner catalog. Excluding both net sales of $11.8 million related to Brylane's fifty-third week of fiscal 1995 as well as sales from Chadwick's, net sales increased by 8.9% to $642.0 million for fiscal 1996 from $589.3 million in fiscal 1995.

  GROSS PROFIT. Gross profit in fiscal 1996 improved to $357.1 million (50.6% of net sales) from $302.1 million (50.3% of net sales) for fiscal 1995. The gross profit for fiscal 1996 and 1995 includes the effect of non-recurring charges of $1.7 million and $0.6 million, respectively, related to the step-up of the value of inventory in connection with the Chadwick's Acquisition and the KingSize Acquisition, respectively. Excluding the non-recurring inventory charges, gross profit for fiscal 1996 improved to $358.8 million (50.8% of net sales) from $302.6 million (50.4% of net sales) for fiscal 1995. The increase in gross profit as a percent of net sales was primarily due to higher initial mark-ups resulting from improved merchandise sourcing.

  CATALOG AND ADVERTISING EXPENSE. For fiscal 1996, catalog and advertising expense increased to $187.0 million (26.5% of net sales) from $174.4 million (29.0% of net sales) for fiscal 1995. The decrease in catalog and advertising expense as a percent of net sales in fiscal 1996 was due to a decrease in catalog production costs per catalog produced, an increase in the sales productivity per catalog, and the addition of the Chadwick's catalog with lower overall advertising costs for the eight week period ended February 1, 1997.

  FULFILLMENT EXPENSE. Fulfillment expense in fiscal 1996 increased to $55.5 million (7.9% of net sales) from $37.3 million (6.2% of net sales) for fiscal 1995. As a percent of net sales, fulfillment expense was higher due to increased shipping promotions used to stimulate sales.

  SUPPORT SERVICES EXPENSE. Support services expense for fiscal 1996 increased to $54.4 million (7.7% of net sales) from $37.0 million (6.2% of net sales) for fiscal 1995. The increase in support services expense as a percent of net sales was due to an increase in staffing to support the growth of the business and to an increase in the license fee paid to Sears, partially offset by an increase in licensing revenue received from third parties.

  AMORTIZATION EXPENSE. Acquisition related intangibles and organization cost amortization expense in fiscal 1996 included $4.2 million related to the Brylane Acquisition, $1.4 million related to the KingSize Acquisition and $0.9 million related to the Chadwick's Acquisition. Acquisition related intangibles and organization cost amortization expense in fiscal 1995 included $4.2 million related to the Brylane Acquisition and $0.5 million related to the KingSize Acquisition.

  OPERATING INCOME. Operating income before acquisition related amortization, extraordinary charge and non-cash compensation expense in fiscal 1996 increased to $64.7 million (9.2% of net sales) from $54.2 million (9.0% of net sales) for fiscal 1995. As a percent of net sales, operating income increased as a result of the decrease in catalog and advertising expense as discussed above and an increase in gross profit, partially offset by an increase in fulfillment and support services expenses.

  INTEREST EXPENSE. Interest expense, net, in fiscal 1996 increased to $24.0 million (3.4% of net sales) from $20.6 million (3.4% of net sales) for fiscal 1995 due to the effects of the borrowings of $35.0 million incurred in connection with the KingSize Acquisition on October 16, 1995 and since December 9, 1996, the effect of the increase in indebtedness for the financing of the Chadwick's Acquisition, partially offset by slightly lower interest rates on the term loans of the 1993 Bank Credit Facility.

  INCOME TAXES. With respect to federal and state income taxes, the Partnership is a limited partnership and therefore has generally not been subject to income tax on its earnings. The Partnership's income taxes, which represent federal and state income taxes on the Partnership's subsidiaries which are C-corporations, were $0.3 million and $0.1 million for fiscal 1996 and 1995, respectively. Upon consummation of the Incorporation Plan, the Partnership became a wholly-owned subsidiary of the Company and, therefore, the Partnership's earnings have since that time been attributable to the Company and are subject to federal and state income taxes for future periods due to the C-corporation status of the Company. If income taxes had been recorded as if Brylane was a C-corporation during these periods, income taxes would have been $11.0 million for fiscal 1996 and $10.3 million for fiscal 1995.

  SUPPLEMENTAL NET INCOME. If income taxes had been recorded as if Brylane was a C-corporation, Brylane's net income would have decreased $0.4 million to $17.2 million for fiscal 1996 from $17.6 million for fiscal 1995.

FISCAL 1995 COMPARED TO FISCAL 1994

  NET SALES. Net sales for the fifty-three weeks ended February 3, 1996 increased 3.9% to $601.1 million from $578.5 million in the fifty-two weeks ended January 28, 1995. The increase in net sales was primarily due to the inclusion of additional sales resulting from the KingSize Acquisition, as well as the additional week of net sales, and was partially offset by the discontinuance of certain direct sell advertising programs in the fall of 1995. Excluding net sales associated with the KingSize Acquisition, the fifty-third week and certain discontinued direct sell advertising programs, Brylane's net sales increased 1.2% to $571.2 million in fiscal 1995 from $564.5 million in fiscal 1994. The increase in net sales was primarily due to slightly increased catalog circulation and essentially flat catalog productivity.

  GROSS PROFIT. Gross profit in fiscal 1995 improved to $302.1 million (50.3% of net sales) from $287.7 million (49.7% of net sales) in fiscal 1994. The gross profit for fiscal 1995 and 1994 includes the effect of non-recurring charges of $0.6 million and $2.6 million, respectively, related to the step-up of the value of inventory in connection with the KingSize Acquisition and the Brylane Acquisition, respectively. Excluding the non-recurring inventory charges, gross profit increased to $302.6 million (50.4% of net sales) in fiscal 1995 from $290.3 million (50.2% of net sales) in fiscal 1994. The increase in gross profit, excluding these charges, as a percent of net sales was primarily due to higher initial markups and lower losses on overstock inventory, partially offset by slightly higher promotional markdowns in fiscal 1995 versus fiscal 1994.

  CATALOG AND ADVERTISING EXPENSE. Catalog and advertising expense in fiscal 1995 increased to $174.4 million (29.0% of net sales) from $153.8 million (26.6% of net sales) in fiscal 1994. The increase in catalog and advertising expense as a percent of net sales is primarily due to higher per catalog production costs during fiscal 1995 resulting from increased paper prices and postage rates as discussed below.

  Effective January 1, 1995, the United States Postal Service (the "USPS") increased postage rates by approximately 14% to 19%. In addition, Brylane experienced increases in its paper costs since the second half of 1994, and paper costs continued to rise during fiscal 1995. In response to these increased costs, Brylane took steps designed to mitigate their impact, including limiting catalog circulation increases by focusing on Brylane's more responsive customers, and reducing the trim size and page count and changing the paper grade of certain of its catalogs. However, Brylane was unable to fully offset these increased paper and postage costs during fiscal 1995.

  FULFILLMENT EXPENSE. Fulfillment expense in fiscal 1995 decreased to $37.3 million (6.2% of net sales) from $41.7 million (7.2% of net sales) in fiscal 1994. As a percent of net sales, fulfillment expense improved primarily due to an increase in net merchandise postage revenue, improved telemarketing costs and reduced credit card processing fees resulting from an amendment to Brylane's Credit Card Agreement with World Financial Network National Bank ("World Financial"). Net merchandise postage revenue increased in fiscal 1995 primarily due to an increase in the shipping and handling rates charged to customers, as well as the full year impact of the elimination of Brylane's policy of refunding to customers the postage costs they incur in connection with merchandise returns and exchanges. These changes were implemented in the third quarter of fiscal 1994 in an effort to offset the increase in outgoing postage expense resulting from the January 1, 1995 postage rate increase. Improved telemarketing costs resulted from more efficient management of payroll costs, which was facilitated by the installation of a new telephone switch in fiscal 1994 and a reduction in the rate charged by Brylane's long distance telephone service provider. Finally, Brylane experienced fewer customer service adjustments for non-delivery of packages shipped via the USPS as a result of policy changes made by Brylane in the customer service area.

  SUPPORT SERVICES EXPENSE. Support services expense in fiscal 1995 increased to $37.0 million (6.2% of net sales) from $35.2 million (6.1% of net sales) in fiscal 1994. The increase in support services expense as a percent of net sales is primarily due to higher expenses for staffing in the merchandising, management information systems and human resources areas that were necessary to support the growth of the business.

  AMORTIZATION EXPENSE. Acquisition related intangibles and organization cost amortization expense in fiscal 1995 included $4.2 million related to the Brylane Acquisition and $0.5 million related to the KingSize Acquisition. Acquisition related intangibles and organization cost amortization expense in fiscal 1994 included $4.2 million related to the Brylane Acquisition.

  OPERATING INCOME. Operating income before giving effect to amortization and non-recurring inventory charges associated with the Brylane Acquisition and KingSize Acquisition decreased to $54.2 million (9.0% of net sales) in fiscal 1995 from $60.0 million (10.4% of net sales) in fiscal 1994 as a result of the increase in operating expenses as discussed above, partially offset by the increase in gross profit margin.

  INTEREST EXPENSE. Interest expense, net, in fiscal 1995 increased to $20.6 million (3.4% of net sales) from $19.6 million (3.4% of net sales) in fiscal 1994 due to increased borrowings of $35.0 million incurred in connection with the KingSize Acquisition, higher interest rates during fiscal 1995, and increased letters of credit under the revolving credit facility.

  INCOME TAXES. The Partnership's income taxes, which represent federal and state income taxes on the Partnership's subsidiaries which are C-corporations, were $0.1 million and $0.1 million for fiscal 1995 and 1994, respectively. Upon the consummation of the Incorporation Plan, the Partnership became a wholly-owned subsidiary of the Company and, therefore, the Partnership's earnings have since that time been attributable to the Company and are subject to federal and state income taxes for future periods due to the C-corporation status of the Company. If income taxes had been recorded as if Brylane was a C-corporation during these periods, income taxes would have been $10.3 million in fiscal 1995 and $12.3 million in fiscal 1994.

  SUPPLEMENTAL NET INCOME. If income taxes had been recorded as if Brylane was a C-corporation, Brylane's net income would have decreased $3.3 million to $17.6 million in fiscal 1995 from $20.9 million in fiscal 1994.

RESULTS OF OPERATIONS--CHADWICK'S

  The following tables set forth certain operating data of Chadwick's for the periods indicated.

                                                                THIRTY-NINE
                                   FISCAL YEAR ENDED            WEEKS ENDED
                               ----------------------------  ------------------
                               JAN. 29,  JAN. 28,  JAN. 27,  OCT. 28,  OCT. 26,
                                 1994      1995      1996      1995      1996
                               --------  --------  --------  --------  --------
                                                                (UNAUDITED)
                                              (IN THOUSANDS)
Net sales....................  $424,276  $432,660  $465,598  $355,671  $370,319
Cost of sales, including
 buying and order fulfillment
 costs.......................   269,233   271,874   278,868   211,486   206,179
                               --------  --------  --------  --------  --------
Gross profit.................   155,043   160,786   186,730   144,185   164,140
Selling, general and
 administrative expenses,
 including catalog and order
 processing costs............   131,439   155,329   160,282   126,615   129,731
                               --------  --------  --------  --------  --------
Income from operations.......    23,604     5,457    26,448    17,570    34,409
Interest expense (income),
 net.........................     3,378     3,940     6,920     5,211     4,492
                               --------  --------  --------  --------  --------
Income before income taxes,
 extraordinary items and
 cumulative effect of
 accounting changes..........    20,226     1,517    19,528    12,359    29,917
Provision for income taxes...     7,941       255     7,854     4,968    12,355
                               --------  --------  --------  --------  --------
Income before extraordinary
 items and cumulative effect
 of accounting changes.......  $ 12,285  $  1,262  $ 11,674  $  7,391  $ 17,562
                               ========  ========  ========  ========  ========
Net income(1)................  $ 12,665  $  1,070  $  8,336  $  7,391  $ 17,562
                               ========  ========  ========  ========  ========

  The following table sets forth certain operating data of Chadwick's expressed as a percentage of net sales for the periods indicated.

                                                                THIRTY-NINE
                                   FISCAL YEAR ENDED            WEEKS ENDED
                               ----------------------------  ------------------
                               JAN. 29,  JAN. 28,  JAN. 27,  OCT. 28,  OCT. 26,
                                 1994      1995      1996      1995      1996
                               --------  --------  --------  --------  --------
Net sales....................     100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales, including buy-
 ing and order fulfillment
 costs.......................      63.5      62.8      59.9      59.5      55.7
                               --------  --------  --------  --------  --------
  Gross margin...............      36.5      37.2      40.1      40.5      44.3
Selling, general and adminis-
 trative expenses, including
 catalog and order processing
 costs.......................      31.0      35.9      34.4      35.6      35.0
                               --------  --------  --------  --------  --------
  Income from operations.....       5.6       1.3       5.7       4.9       9.3
Interest expense, net........       0.8       0.9       1.5       1.5       1.2
                               --------  --------  --------  --------  --------
Income before income taxes,
 extraordinary items and
 cumulative effect of
 accounting changes..........       4.8%      0.4%      4.2%      3.4%      8.1%
                               ========  ========  ========  ========  ========

--------
(1) Net income includes a credit of $380,000 for the cumulative effect of accounting changes in the fiscal year ended January 29, 1994 and includes extraordinary charges for the early retirement of debt of $192,000 in fiscal year ended January 28, 1995 and $3,338,000 in fiscal year ended January 27, 1996.

THIRTY-NINE WEEKS ENDED OCTOBER 26, 1996 COMPARED WITH THIRTY-NINE WEEKS ENDED OCTOBER 28, 1995

  Net sales for the thirty-nine weeks ended October 26, 1996 increased 4.1% to $370.3 million from $355.7 million in the comparable period of the prior year. Sales increased due to a significant increase in average order size, partially offset by a 11.9% decrease in the number of catalogs mailed from 169.7 million catalogs in the 1995 period to 149.6 million catalogs in the comparable period of 1996. The improvements in operations and inventory management that began in the second quarter of 1995, as well as the expansion of the deferred billing program, contributed to the increase in average order size and net sales in the thirty-nine weeks of 1996.

  Cost of sales, including buying and order fulfillment costs, as a percentage of net sales decreased to 55.7% in the thirty-nine weeks ended October 26, 1996 from 59.5% in the thirty-nine weeks ended October 28, 1995. The improvement reflects improved merchandise sourcing and a reduction in fulfillment center labor and shipping costs as a percentage of net sales. In addition, results for the thirty-nine weeks ended October 28, 1995 did not fully reflect the benefit of operating improvements initiated during that year.

  Selling, general and administrative expenses, including catalog and order processing costs, as a percentage of net sales declined to 35.0% for the thirty-nine weeks ended October 26, 1996 from 35.6% in the comparable period of the prior year. This improvement was primarily due to an increase in sales per catalog.

  Interest expense declined to $4.5 million for the thirty-nine weeks ended October 26, 1996 from $5.2 million for the thirty-nine weeks ended October 28, 1995 as a result of reduced rates on intercompany indebtedness owed to TJX and lower overall borrowings.

  Net income was $17.6 million for the thirty-nine weeks ended October 26, 1996 compared to $7.4 million in the comparable period of the prior year.

FISCAL 1995 COMPARED WITH FISCAL 1994 AND FISCAL 1994 COMPARED WITH FISCAL
1993

  Net sales for fiscal 1995 totalled $465.6 million on circulation of 196.1 million catalogs versus net sales of $432.7 million on circulation of 235.0 million catalogs in fiscal 1994. The increase in net sales of 7.6%, despite a decrease in circulation of 16.6%, is attributable to a number of factors, including improvements in inventory management and order fulfillment, which allowed Chadwick's to satisfy and ship customer orders on a more timely and efficient basis, expansion of Chadwick's deferred billing program, and improvement in overall levels of customer service. These factors combined to significantly increase the Company's net sales per catalog mailed in fiscal 1995.

  Net sales of $432.7 million in fiscal 1994 increased 2.0% over net sales of $424.3 million in fiscal 1993 while circulation increased 10.2% to 235.0 million catalogs in 1994 from 213.2 million catalogs in fiscal 1993. Sales were negatively impacted in fiscal 1994 due to Chadwick's poor performance in fulfilling customer orders, resulting in customer dissatisfaction and loss of sales. This operational problem, along with higher catalog circulation to prospective customers in fiscal 1994, were factors contributing to the decrease in the net sales per catalog in fiscal 1994.

  Cost of sales, including buying and order fulfillment costs, as a percentage of net sales was 59.9%, 62.8% and 63.5% in fiscal 1995, 1994 and 1993, respectively. The improvement in the percentage in fiscal 1995 from fiscal 1994 reflects an increase in shipping and handling income, less excess inventory to liquidate and improved fulfillment center labor productivity. The improvement in this percentage in fiscal 1994 from fiscal 1993 is primarily due to savings in shipping costs.

  Selling, general and administrative expenses, including catalog and order processing costs, as a percentage of net sales were 34.4%, 35.9% and 31.0% in fiscal 1995, 1994 and 1993, respectively. These expenses as a percentage of net sales decreased in fiscal 1995 as a result of improved sales per catalog, partially offset by an increase in paper and postage costs per catalog mailed and increased order processing expenses. Catalog production costs decreased due to lower circulation, which was partially offset by increases in paper and postage costs. Total selling, general and administrative expenses as a percentage of net sales increased in fiscal 1994 as a result of a decrease in catalog productivity and an increase in order processing costs.

  Interest expense was $6.9 million, $3.9 million and $3.4 million in fiscal 1995, 1994 and 1993, respectively. The increase in interest expense in fiscal 1995 is due to increased short-term borrowings from TJX and higher short-term interest rates. The increased borrowings during fiscal 1995 are primarily the result of additional working capital requirements associated with the expansion of Chadwick's deferred billing program.

  Chadwick's effective income tax rate was 40.2%, 16.8% and 39.3% in fiscal 1995, 1994 and 1993, respectively. The low level of pretax income in fiscal 1994 along with certain tax benefits in that year resulted in a lower effective income tax rate. The difference between the federal statutory income tax rate and the effective income tax rate is primarily attributable to the effective state income tax rate.

  Chadwick's recorded an extraordinary charge for the early retirement of debt in both fiscal 1995 and fiscal 1994. The after-tax extraordinary charge of $3.3 million in fiscal 1995 was due to the early prepayment of a $45.0 million loan secured by a mortgage on Chadwick's offices and fulfillment center. The charge of $192,000 in fiscal 1994 was incurred when Chadwick's retired its outstanding $5.4 million mortgage, in connection with the $45.0 million financing described above. Net income in fiscal 1993 was impacted by the cumulative effect of accounting changes for postretirement medical costs and for accounting for income taxes, resulting in an increase in net income of $380,000. After giving effect to these items, Chadwick's net income was $8.3 million, $1.1 million and $12.7 million in fiscal 1995, 1994 and 1993, respectively.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically met its working capital needs, principally building inventory to meet increased sales, and its capital expenditure requirements primarily through funds generated from operations. The Company's liquidity requirements have also included servicing the debt incurred to finance various acquisitions and will also include servicing the debt to be incurred to finance the Common Stock Repurchase.

  Cash flow provided by operating activities increased to $30.7 million for the twenty-six weeks ended August 2, 1997, from $25.2 million for the twenty-six weeks ended August 3, 1996. This increase was due to an increase in net income, before non-cash related expenses, of $37.8 million for the twenty-six weeks ended August 2, 1997 compared to $21.7 million in the twenty-six weeks ended August 3, 1996. During the twenty-six weeks ended August 2, 1997, the Company used the proceeds from its Initial Public Offering to prepay a portion of its outstanding indebtedness by $89.3 million, and used cash from operations and the proceeds from a preliminary purchase price adjustment to further reduce its outstanding indebtedness by $73.9 million (which included prepayments of $10.0 million on the 1996 Bank Credit Facility and $62.1 million on the 1997 Bank Credit Facility), as well as to effect $7.3 million in capital expenditures as discussed further below. In addition, in July 1997 the Company borrowed $20.0 million on its Revolving Credit Facility in order to satisfy its short-term working capital needs.

  The Company's capital expenditures were $3.9 million, $7.3 million and $5.3 million for fiscal 1996, 1995 and 1994, respectively. Capital expenditures were $7.3 million in the twenty-six weeks ended August 2, 1997 compared to $2.1 million in the same period in fiscal 1996. The Company's capital expenditures for the remainder of fiscal 1997 are estimated to be $5.2 million. Brylane plans to fund its capital expenditures for fiscal 1997 using cash generated from operations.

  In connection with the Chadwick's Acquisition, in December 1996 the Partnership entered into a $408 million credit facility (the "1996 Bank Credit Facility"). The proceeds of the 1996 Bank Credit Facility were used to fund a portion of the cash paid upon the closing of the Chadwick's Acquisition (including related fees and expenses) as well as to repay Brylane's then existing indebtedness under its 1993 Bank Credit Facility. In connection with the Initial Public Offering, and the use of the net proceeds received therefrom, the Company repaid $89.3 million in indebtedness under its 1996 Bank Credit Facility. Subsequently, the Company made an additional $10.0 million of prepayments on the 1996 Bank Credit Facility prior to April 30, 1997.

  On April 30, 1997, the Partnership entered into a credit agreement among Brylane, Morgan Guaranty Trust Company of New York, as administrative agent ("Morgan Guaranty"), Merrill Lynch Capital Corporation, as documentation agent ("Merrill Lynch Capital"), and the other lenders party thereto, and guaranteed by each of the Company's subsidiaries (the "1997 Bank Credit Facility") which consists of (i) a $111.7 million four-year nine-month term loan (the "Tranche A Term Loan"), (ii) a $70.0 million five-year and ten-month term loan (the "Tranche B Term Loan", and collectively with the Tranche A Term Loan, the "Term Loans"), and (iii) a $125.0 million four-year nine-month revolving credit facility with a $75.0 million sublimit for letters of credit. The proceeds of the Term Loans of the 1997 Bank Credit Facility were used to repay Brylane's existing indebtedness under the 1996 Bank Credit Facility.

  The Company prepaid $62.1 million on the Tranche A Term Loan of the 1997 Bank Credit Facility during the twenty-six weeks ended August 2, 1997. In addition, the Company made $1.8 million of scheduled payments on the Term Loans of the 1997 Bank Credit Facility during the thirteen weeks ended August 2, 1997. As a result, as of August 2, 1997, the remaining balance of the Term Loans was $119.9 million. In addition, as of August 2, 1997, Brylane had $20.0 million of borrowings under the revolving credit facility of the 1997 Bank Credit Facility and, after giving effect to the issuance of letters of credit for $53.2 million which the Company intends to pay through funds generated from operations, had additional capacity under the revolving credit facility of approximately $51.8 million.

  To finance the Common Stock Repurchase, the Company expects to enter into the Amended 1997 Bank Credit Facility. The Amended 1997 Bank Credit Facility will be comprised of (i) a $175.0 million five-year amortizing Term Loan, and
(ii) a $200.0 million (subject to a borrowing base limit) five-year revolving credit facility with a $75.0 million sublimit for letters of credit (the "Revolving Credit Facility"). The proceeds of the term loan would be available to provide a portion of the funds necessary to effect the Common Stock Repurchase, as well as to repay Brylane's existing indebtedness under its 1997 Bank Credit Facility. The Revolving Credit Facility could be used for general corporate purposes, including working capital needs, letters of credit and permitted acquisitions, and would be available to provide a portion of the funds necessary to effect the Common Stock Repurchase. In addition, the Company contemplates that the Amended 1997 Bank Credit Facility will include a $15.0 million "Swingline Facility" (borrowings under which, while outstanding, would reduce availability under the Revolving Credit Facility). In connection with the Common Stock Repurchase, the Company expects to borrow approximately $116.8 million, and borrowings under the Amended 1997 Bank Credit Facility would be approximately $256.6 million. See "Unaudited Pro Forma Financial Statements". The Amended 1997 Bank Credit Facility would contain the same rate schedule as the current 1997 Bank Credit Facility, and would continue to contain financial and operating covenants including, among other provisions, requirements that the Company maintain certain financial ratios and satisfy certain financial tests, restrictions on the ability to incur indebtedness, and limitations on the amount of the Company's capital expenditures and common stock dividends.

  After giving effect to the Common Stock Repurchase and the incurrence of additional indebtedness in connection therewith, scheduled principal payments on the term loan of the Amended 1997 Bank Credit Facility, as proposed, will aggregate approximately $10.0 million in fiscal 1998. There will be no scheduled principal payments in fiscal 1997 on the term loan of the Amended 1997 Bank Credit Facility. See "Unaudited Pro Forma Financial Statements" and "Description of Certain Financing Arrangements--Bank Credit Facility".

  In connection with the Brylane Acquisition, the Partnership issued $125.0 million aggregate principal amount of its Senior Subordinated Notes. The Senior Subordinated Notes bear interest at 10% per annum, payable semi-annually, and mature in 2003. The 1997 Bank Credit Facility and the Indenture contain covenants (the "Covenants"), and the Amended 1997 Bank Credit Facility will contain covenants, that, among other things, restrict the Partnership's ability to incur debt, make distributions, incur liens, make capital expenditures and make investments or acquisitions. See "Description of Certain Financing Arrangements". Brylane's capital expenditures through the second quarter of fiscal 1997 were in compliance with the Covenants. See "--Certain Tax Matters" and "Description of Certain Financing Arrangements--Senior Subordinated Notes".

  In connection with the Chadwick's Acquisition, Brylane entered into an Accounts Receivables Purchase Agreement dated as of December 9, 1996 with Alliance Data Systems Corporation ("ADS") (as amended on January 27, 1997, the "Receivables Purchase Agreement") pursuant to which ADS has agreed to purchase from the Company eligible customer accounts receivable generated through Chadwick's deferred billing programs. ADS' commitment to purchase receivables is limited to $100.0 million outstanding at any time. ADS will purchase the receivables on a limited recourse basis at a discount from face value. The Company will pay transaction costs including a fee of $0.03 per purchased account, and carrying costs equal to, at the Company's election, LIBOR plus 95 basis points or the lesser of (a) a defined prime rate plus 15 basis points and (b) the federal funds rate plus 110 basis points. The receivables purchase facility has a three-year term and is subject to early termination upon occurrence of certain events, including chargebacks and customer default ratios above specified levels or an uncured default by the Partnership under its 1997 Bank Credit Facility. See "Certain Relationships and Related Transactions--Additional Agreements--Accounts Receivable Purchase Agreement".

  Based on current and projected operating results and giving effect to the increase in its total indebtedness discussed above, the Company believes that cash flow from operations will provide adequate funds for ongoing operations, debt service on its indebtedness (including scheduled prepayments under the Amended 1997 Bank Credit Facility), and planned capital expenditures for the foreseeable future. In addition, the Company will have availability under the revolving credit facility of the Amended 1997 Bank Credit Facility to finance seasonal working capital needs.

SEASONALITY

  The Company has two annual six-month selling seasons, Spring/Summer and Fall/Winter. The Company is not dependent on the year-end holiday season for a disproportionate share of its business. The Company's sales and operating results are more influenced throughout the year by the timing of the mailing of its catalogs and by its merchandising strategies than by seasonal fluctuations. Because the Company offers different products in each season, trends that are manifested in one selling season may not be carried over into the next season.

  The following tables set forth certain unaudited quarterly data of Brylane and Chadwick's for the periods shown (in thousands):

                                        1995                                 1996                       1997
                         ------------------------------------ ----------------------------------- -----------------
                          FIRST    SECOND    THIRD    FOURTH   FIRST    SECOND   THIRD    FOURTH   FIRST    SECOND
                           QTR.     QTR.      QTR.     QTR.     QTR.     QTR.     QTR.   QTR.(1)    QTR.     QTR.
BRYLANE                  -------- --------  -------- -------- -------- -------- -------- -------- -------- --------
Net sales............... $143,195 $150,784  $141,226 $165,850 $150,680 $157,945 $158,384 $238,344 $328,801 $274,656
Operating income(2).....   11,186   17,891     7,962   16,799   11,682   17,976   14,201   20,465   28,996   26,795
Operating margin........     7.8%    11.9%      5.6%    10.1%     7.8%    11.4%     9.0%     8.6%     8.8%     9.8%
CHADWICK'S
Net sales............... $116,611 $ 87,602  $151,458 $109,927 $131,996 $ 92,904 $145,419
Operating income........    5,080   (1,237)   13,727    8,878   12,865    4,444   17,100
Operating margin........     4.4%   (1.4)%      9.1%     8.1%     9.7%     4.8%    11.7%

--------
(1) The Company's statement of operations data for this quarter includes the results of Chadwick's on a consolidated basis from December 9, 1996, the closing date of the Chadwick's Acquisition.
(2) Before acquisition related adjustments.

INFLATION AND FOREIGN CURRENCY EXPOSURE

  The results of operations for the periods discussed have not been significantly affected by inflation. Foreign purchase orders are all denominated in U.S. dollars and, therefore, foreign currency fluctuations are not material to the Company's operating results.

CERTAIN TAX MATTERS

  DEPRECIATION AND AMORTIZATION. FS&Co. and The Limited have treated the Brylane Acquisition for federal income tax purposes as a purchase by the Partnership of a proportionate part of the assets of Brylane

(approximately 57% of each asset) and as a contribution by certain affiliates of The Limited of the remaining portion of such assets. See "Certain Relationships and Related Transactions". FS&Co. and The Limited have allocated a substantial portion of the purchase price paid for the purchased portion of the assets to intangible assets which are being amortized for federal income tax purposes over a 15-year period.

  The Partnership has elected under Section 754 of the Internal Revenue Code of 1986, as amended (the "Code"), for its 1996 tax year to increase the tax basis of its assets by approximately $47.4 million to reflect the federal tax gain that The Limited and its affiliates recognized in connection with its contribution to the Company of its partnership interest in the Partnership pursuant to the Incorporation Plan. A substantial portion of this adjustment in tax basis will be allocated to intangible assets, which will be amortized for federal income tax purposes over 15 years. This adjustment to tax basis does not require a comparable basis adjustment in the Company's financial statements, but the future tax benefit that the Company will recognize through the amortization thereof for tax purposes has been included in a deferred tax asset of approximately $17.6 million.

  TAX DISTRIBUTION. To the extent that the partners of the Partnership, other than The Limited, Leeway & Co., NYNEX and WearGuard, recognized taxable income resulting from the allocation of income of the Partnership prior to the Initial Public Offering, pursuant to the Partnership Agreement, such partners received a distribution to cover their federal and state tax liabilities attributable thereto. Since such a distribution was paid, The Limited, Leeway & Co., NYNEX and WearGuard also received a proportionate distribution to cover their respective tax liabilities on their respective share of the same amount of Partnership income. During fiscal 1996, the Partnership made advances to its partners totaling $9.9 million with respect to their tax liabilities. These advances approximate the tax payments the Partnership would be required to make if it were a tax-paying corporation, rather than a partnership. Subsequent to the Initial Public Offering, the Company will file tax returns on a consolidated basis, and as such, Brylane, L.P. will continue to make tax distributions to its general partner, VGP Corporation, a Delaware corporation ("VGP"), and to its limited partner, VLP Corporation, a Delaware corporation ("VLP"), both of which are wholly-owned subsidiaries of VP Holding Corporation, a Delaware corporation and wholly-owned subsidiary of the Company ("VP Holding").

ADOPTION OF ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which is effective for periods ending after December 15, 1997. SFAS No. 128 simplifies the computational guidelines for earnings per share calculations, and revises the disclosure requirements. The Company has not yet determined the effects that the change in the computational guidelines will have on their primary and fully diluted earnings on a per share basis.

                                   BUSINESS

GENERAL

  The Company is the nation's leading specialty catalog retailer of value-priced apparel, with pro forma net sales of over $1.2 billion for the twelve months ended August 2, 1997. The Company has established a focused portfolio of profitable catalogs that target consumers of both special and regular size apparel. Through its nationally recognized Lane Bryant and Roaman's catalogs, Brylane is the leading catalog retailer of women's special size apparel (sizes 14 to 56) and, through its KingSize catalog, is a leading catalog retailer of men's special size apparel (sizes XL to 9XL). Chadwick's of Boston, which Brylane acquired in December 1996, is the nation's largest off-price women's apparel catalog retailer, and offers a broad selection of high quality apparel at prices typically 25% to 50% below the regular prices of department and specialty retail stores. The Company's Lerner catalog has a strong and growing presence in the women's regular size apparel market. In addition, the Company has recently introduced and continues to develop several new catalog concepts. For example, the Company successfully launched the Sue Brett (mature regular size women's apparel), Bridgewater (regular size women's, men's and children's apparel) and Jessica London (off-price special size women's apparel) catalogs, and is also testing a catalog called Brett (regular size men's apparel). Additionally, Brylane has expanded its customer base by marketing certain of its catalogs under the "Sears" name to customers of Sears, Roebuck and Co. under an exclusive licensing arrangement with Sears.

  As a result of the growth of its established catalogs, the acquisition of the KingSize catalog and the introduction of new catalog concepts, Brylane's net sales have increased from $424.5 million in fiscal 1992 to $642.0 million in fiscal 1996, representing a compound annual growth rate of 10.9%. Due to the growth in its core business, the introduction of new merchandise categories such as special size apparel, gifts and men's apparel, and the successful execution of its marketing strategies, Chadwick's net sales have increased from $295.5 million in fiscal 1992 to $525.6 million in fiscal 1996, representing a compound annual growth rate of 15.5%.

  As a result of the growth of its established catalogs, as well as the introduction of certain new catalogs, the Company's net sales for the twenty-six weeks ended August 2, 1997 increased 13.1% to $603.5 million from $533.5 million (on a pro forma basis) in the comparable period of fiscal 1996. For the twenty-six weeks ended August 2, 1997, pro forma operating income (excluding non-recurring and extraordinary items) increased 27.1% to $55.8 million from $43.9 million (on a pro forma basis excluding non-recurring and extraordinary items) in the comparable period of fiscal 1996. The Company's results for the twenty-six weeks ended August 2, 1997 have benefited from favorable customer response and an increase in the average order size across all of the Company's catalogs. In addition, in the twenty-six weeks ended August 2, 1997, the Company used the proceeds from its Initial Public Offering to prepay a portion of its outstanding indebtedness by $89.3 million, and used cash from operations and the proceeds from a preliminary purchase price adjustment to further reduce its outstanding indebtedness by $73.9 million (including $72.1 million in prepayments), resulting in lower interest expense.

  The Company believes that Chadwick's represents a significant strategic addition to the Company's catalog portfolio. Chadwick's of Boston is one of the most well-recognized brand names in women's catalog apparel retailing. The Company believes that Chadwick's customer list is one of the largest and most valuable in the women's apparel industry. Chadwick's targets middle to upper middle income women between the ages of 25 and 55, who the Company believes represent approximately one-third of the adult female population in the United States, or approximately 33 million women. Chadwick's offers a broad assortment of casual, career and social wear apparel at attractive prices. The Company has begun to capitalize on several opportunities presented by the Chadwick's Acquisition to enhance the revenue growth of its entire catalog portfolio by sharing customer lists and merchandising and marketing expertise, as well as to reduce its expenses by leveraging the Company's combined purchasing power.

  The Company's merchandising strategy across all of its catalog titles is to
(i) provide value-priced apparel with a consistent quality and fit,
(ii) concentrate on apparel with limited fashion risk, and (iii) offer a broad selection of sizes, styles and colors. The Company believes that the effective implementation of its merchandising strategy, together with its high level of customer service, have contributed to the growth of its substantial and loyal customer base. The Company's combined customer file has grown to over 22 million names as of June 30, 1997 (which includes 2.4 million names from the Sears customer file and gives effect to the acquisition of Chadwick's), of which approximately 10.4 million are active customers who have placed an order in the preceding 12 months (including 1.1 million customers from the Sears customer file). Over 40% of the Lane Bryant, Roaman's and Lerner active customers placed an order three or more times during the 12 months ended June 30, 1997.

BUSINESS STRATEGY

  The Company has successfully developed and executed its business strategy, which has placed the Company in a favorable position for future growth. The fundamentals of this strategy include the following:

 . Operate a Portfolio of Market Leading Catalogs

    The Company operates a portfolio of catalogs, most of which are the leaders in their respective markets. By focusing on delivering high quality merchandise at value prices, the Company intends to maintain Chadwick's position as the largest off-price women's apparel catalog, Lane Bryant and Roaman's positions as the largest catalogs of special size women's apparel, and KingSize's position as a leading catalog of special size men's apparel. In addition, the Company plans to continue its development of Lerner and Sue Brett as growing catalogs in the regular size women's apparel market.

 . Offer an Extensive Selection of Quality, Value-Priced Apparel

    The Company offers an extensive selection of quality, value-priced apparel. By concentrating on apparel with limited fashion risk, the Company is able to offer a substantially greater number of sizes, styles and colors than its competitors. The Lane Bryant, Roaman's and KingSize catalogs offer extensive selections of merchandise size 26 and over for women and size 3XL and over for men, in many cases offering three to four times more stock keeping units ("SKUs") than Brylane's competitors. Such sizes generated approximately 45% of Lane Bryant and Roaman's net sales of women's special size apparel and approximately 60% of KingSize's net sales of men's special size apparel in 1996. The Chadwick's catalog offers a broad selection of high quality branded and private label apparel in a large array of colors and sizes at prices typically 25% to 50% below the regular prices of department and specialty retail stores.

 . Maintain Strong Sourcing Capabilities and Disciplined Inventory Control

    The Company has established excellent, long-standing relationships with a number of apparel manufacturers and suppliers, both domestically and internationally. The Company believes these relationships are a major reason that it is able to offer merchandise of high quality and consistent fit at an excellent value. The Company's disciplined inventory control systems are designed to maintain inventory levels that provide optimum in-stock positions, while maximizing inventory turnover rates and minimizing the amount of unsold merchandise at the end of each season.

 . Maintain Highly Efficient Telemarketing, Fulfillment and Distribution Operations

    The Company focuses on providing superior customer service through a well trained telemarketing staff and services its customers through two state-of-the-art fulfillment centers. In order to manage the high number of SKUs required to provide the broad selection of merchandise offered in its catalogs, the Company has developed highly sophisticated and efficient order fulfillment and inventory management methods. Chadwick's is currently installing a new state-of-the-art order entry system that will provide its telemarketing representatives with on-line customer and merchandise information that will enable Chadwick's to increase its cross-selling efforts and improve its customer service.

 . Emphasize Superior Customer Service

    The Company emphasizes superior customer service and provides toll-free telephone service for orders and other customer needs. The Company's telephone operators are trained to provide friendly service, and the Company offers an unconditional guarantee of its merchandise. Brylane's management information systems provide Brylane's operators and customer service representatives with real-time customer information, allowing them to better serve its customers.

  Catalog sales have been the fastest growing channel of retail apparel sales. From 1995 to 1996, catalog women's apparel sales increased by approximately 7.6% to $8.2 billion, while overall retail women's apparel sales increased by approximately 5.1% to $85.1 billion. The percentage of the U.S. adult population that made a purchase through a catalog has increased to 57.2% in 1996 from 41.0% in 1993. The Company believes that catalog sales of apparel will continue to increase because the busy lifestyles of today's women and men demand the convenience and the time savings afforded by catalog shopping.

  The Company believes that the special size customer is underserved by other catalog retailers and by specialty and department stores, which carry a more limited selection of merchandise than that offered in Brylane's catalogs. From 1995 to 1996, women's special size apparel sales increased by 6.0% and big and tall men's apparel sales increased by 19.7%. The Company believes that the special size customer base will continue to increase as the general population continues to age and as average body weight continues to increase. Additionally, the Company believes that catalog shopping is particularly well suited to special size customers, who the Company believes prefer the convenience of shopping from home. Management estimates that approximately
30 million or 35% of U.S. women wear special size clothing (sizes 14 or larger) and that approximately 9 million or 10% of U.S. men wear special size clothing (sizes 2XL or larger). Typical retail stores and catalogs which sell special sizes carry a more limited selection of merchandise above sizes 26 for women and 3XL for men when compared with the selection of merchandise offered in Brylane's catalogs.

GROWTH STRATEGY

  The Company's growth strategy is to increase its sales and profits by capitalizing on the growing catalog industry and effectively executing its business and merchandising strategies.

 . Continuing to Realize Strategic Benefits from the Acquisition of Chadwick's

    The Company believes that revenue growth can be enhanced through sharing customer lists, utilizing merchandising and marketing expertise developed at each company (including during the introduction of new merchandise categories), and introducing private label credit cards to Chadwick's customers. The Company has already begun to capitalize on opportunities to leverage its combined purchasing power, particularly in the procurement of paper and telecommunications services, merchandise sourcing, MIS processing and development, and insurance.

 . Expanding Merchandise Offerings

    The Company intends to continue to refine and broaden its merchandise offerings in order to satisfy the apparel needs of its customers, to freshen the appeal of each catalog's assortment of merchandise, and to stimulate increased sales. For example, the Company recently introduced or expanded offerings of women's career wear, men's apparel, special sizes, tall and petite sizes, shoes, intimate apparel, non-apparel gift items and jewelry in certain catalogs.

 . Offering Promotional Incentives

    The Company has implemented certain promotional programs in many of its catalogs, including deferred billing payment programs and shipping and handling incentives. These programs have resulted in a significant improvement in net sales and average order size, particularly in the Company's Chadwick's and Lerner catalogs. The Company is currently expanding the use of these programs to its other catalogs.

 . Refining Customer List Segmentation Techniques

    An important element of the Company's marketing strategy is the improved segmentation of its existing customer files. Brylane has recently installed a modeling and scoring software program and Chadwick's is testing increasingly sophisticated statistical circulation models to improve their ability to predict customer purchase behavior based on a wide range of variables. The Company believes that its ability to better predict customer purchasing behavior maximizes the effectiveness of catalog mailings to current and prospective customers.

 . Expanding the Customer File

    The Company plans to increase the number of names in its customer file through cost effective prospecting programs, including cable television advertising and the segmentation of the over 30 million name file of Sears, Roebuck and Co. In addition, the Company will continue to rent, exchange or purchase available customer lists and to access the lists of credit card holders of The Limited's Lane Bryant and Lerner retail stores.

 . Continuing to Develop Recent Catalog Additions

    The Company believes that recent catalog additions such as Bridgewater and Jessica London broaden the Company's catalog portfolio and provide substantial opportunities for growth. As a result of these catalogs' performance, the Company expects to increase their circulation significantly.

 . Introducing or Acquiring New Catalogs

    The Company intends to continue to evaluate opportunities to introduce new catalogs, such as Brett, which the Company began mailing in October 1997. Brylane's female customers have demonstrated a propensity to purchase the offerings of men's apparel included in inserts in Brylane's catalogs. The Company may also selectively pursue strategic acquisitions that either expand or complement the Company's existing business.

CUSTOMERS

  The Company has a substantial and loyal customer base. As of June 30, 1997, the Company's combined customer file contained over 22 million names (including 2.4 million names from the Sears customer file and giving effect to the acquisition of Chadwick's), of which approximately 10.4 million are active customers (including 1.1 million customers from the Sears catalog customer file). Over 40% of the Lane Bryant, Roaman's and Lerner active customers placed an order three or more times during the 12 months ended June 30, 1997. The Company defines a customer as someone who has placed an order with any of the Company's catalogs, within the last 48 months, and an active customer as one who has placed at least one order within the last 12 months. Certain of the Company's customers purchase from more than one of the Company's catalogs and are therefore considered to be a separate customer of each such catalog.

  The following table presents the Company's unaudited combined pro forma net sales for fiscal 1996 for each of the Company's catalog concepts (dollars in millions).

   CATALOG                                                        AMOUNT PERCENT
   -------                                                        ------ -------
   Chadwick's(1)................................................. $  526   45.0%
   Lane Bryant and Roaman's......................................    409   35.1
   Lerner........................................................    105    9.0
   Sears Catalogs(2).............................................     87    7.4
   KingSize......................................................     28    2.4
   Sue Brett.....................................................     13    1.1
                                                                  ------  -----
                                                                  $1,168  100.0%
                                                                  ======  =====

--------
(1) Including Bridgewater.
(2) Including Big & Tall.

  CHADWICK'S. The Chadwick's catalog targets women between the ages of 25 and 55 who wear regular size apparel (sizes 4 to 20) and seek high quality merchandise at prices well below those offered by department and specialty stores. In addition, Chadwick's has expanded its merchandise offerings to target women who wear petite and special size apparel (sizes 2 to 26). Brylane believes that the median age of the Chadwick's customer is 42, and that the typical customer has an income level equal to or above the national average. As of June 30,

1997, the Chadwick's customer files contained 11.0 million customer names, of which 4.6 million names are active customers. The average order by a Chadwick's customer during fiscal 1996 was approximately $99.

  LANE BRYANT AND ROAMAN'S. The Lane Bryant and Roaman's catalogs target value-conscious women who wear special sizes (sizes 14 to 56). The Company believes that the median age of its women's special size customer segment is 51, and that the typical customer has an income level somewhat below that of the national average. As of June 30, 1997, the Lane Bryant and Roaman's customer files contained 4.2 million and 2.0 million customer names, respectively, of which 2.2 million and 1.0 million names are active customers of Lane Bryant and Roaman's, respectively. The average order by a Lane Bryant or Roaman's customer during fiscal 1996 was approximately $74 and $73, respectively.

  LERNER. The Lerner catalog targets younger, value conscious women age 25 and up who wear sizes 4 to 18 and purchase at budget to moderate prices. The Company believes that the median age of the Lerner customer is 38, and that the average Lerner customer has an income level approximately equal to the national average. As of June 30, 1997, the Lerner customer file contained 2.5 million customer names, of which 1.1 million are active customers. The average order by a Lerner customer during fiscal 1996 was approximately $74.

  SEARS CATALOGS. Through its licensing agreement with Sears, the Company has expanded its customer base by offering Lane Bryant, Roaman's, Lerner, Sue Brett and KingSize merchandise through its Sears versions of these catalogs to selected individuals from the over 30 million name customer file of Sears, Roebuck and Co. who are not existing customers of the Company. The Company believes that the median age and income level of its Sears customer is close to that of the average customer of the Company's comparable catalogs. As of June 30, 1997, the Sears catalogs customer file contained 2.4 million customer names, of which 1.1 million are active customers. The average order by a Sears customer during fiscal 1996 was approximately $72 for women's apparel and $100 for men's apparel. See "--Sears Agreement".

  KINGSIZE. The KingSize catalog targets value-conscious men who wear special sizes (sizes XL to 9XL). The Company believes that the median age of its men's special size customer segment is 52, and that the typical KingSize customer has an income level above the national average. As of June 30, 1997, the KingSize customer file contained 344,000 customer names, of which 169,000 are active customers. The average order by a KingSize customer during fiscal 1996 was approximately $97.

  SUE BRETT. The Sue Brett catalog targets mature regular size women who wear sizes 8 to 24. The Company believes that the median age of the Sue Brett customer is 45, and that the average Sue Brett customer has an income level somewhat above the national average. As of June 30, 1997, the Sue Brett customer file contained 337,000 customer names, of which 212,000 are active customers. The average order by a Sue Brett customer during fiscal 1996 was approximately $67.

MERCHANDISING

  As a result of its targeted merchandising strategies, the Company has succeeded in developing distinct identities for each of its catalogs. The Company's merchandising strategy across all of its catalog titles is (i) to provide value-priced apparel with a consistent quality and fit, (ii) to concentrate on apparel with limited fashion risk, and (iii) to offer a broad selection of sizes, styles and colors. The Company intends to continue to refine and broaden its merchandise offerings in order to satisfy the apparel needs of its customers, to freshen the appeal of each catalog's assortment of merchandise and to stimulate increased sales.

  CHADWICK'S. The Company believes that Chadwick's is unique in its ability to offer value across its merchandise lines, which feature a wide array of colors, styles and sizes designed to satisfy its customers' wardrobe needs for career, casual and social wear. Chadwick's offers merchandise which includes both basic styles and current fashion. Chadwick's offers 54,800 SKUs, in sizes 2 to 26. The average price point per item sold by Chadwick's in fiscal 1996 was approximately $27. Chadwick's offers nationally recognized brand names, including Pierre Cardin, Herman Geist, JG Hook and Blassport. The private label brand names featured in the

Chadwick's catalog include, among others, Savannah (which Brylane uses under license from TJX), Fads, Stephanie Andrews and JL Plum. See "Certain Relationships and Related Transactions--The Chadwick's Acquisition".

  Chadwick's has successfully introduced a number of complementary merchandise categories to its customers. These categories, which have been tested and offered on a limited basis, include men's apparel, children's apparel, women's special size apparel, accessories, gifts and cosmetics. Since Chadwick's began offering complementary merchandise categories in 1992, net sales of these products have grown to represent 22% of Chadwick's net sales in 1996.

  LANE BRYANT AND ROAMAN'S. The Lane Bryant and Roaman's special size catalogs focus primarily on contemporary, traditional and basic women's apparel and also include a limited offering of certain fashion-oriented items. While both the Lane Bryant and Roaman's catalogs offer the same merchandise classifications, the Lane Bryant catalog offers greater style selections in certain classifications, especially in basic apparel items. Both catalogs offer extensive selections of merchandise over size 26, in many cases offering three to four times more SKUs than its competitors. Approximately 45% of Lane Bryant and Roaman's net sales are in sizes 26 or larger. Lane Bryant and Roaman's catalogs offer 90,600 and 53,400 SKUs, respectively, in sizes 14 to
56. The average price point per item sold by both Lane Bryant and Roaman's in fiscal 1996 was approximately $22.

  Each of the special size women's catalogs offers a broad mix of apparel. In 1996, sportswear, intimate apparel and dresses accounted for approximately 51%, 22% and 12% of Lane Bryant and Roaman's net sales, respectively. Footwear, outerwear and accessories accounted for the balance of such net sales.

  Lane Bryant and Roaman's catalogs feature private label brand names which have higher gross profit margins than national brand merchandise. Private label brand names used on merchandise included in the Lane Bryant and Roaman's catalogs include, among others, Hunters Run, Venezia, Lasting Comfort and Forenza, which Brylane uses under license from The Limited, and the Roaman's private label brand name, which is owned by the Company. See "Certain Relationships and Related Transactions--Additional Agreements--Trademark Agreement".

  LERNER. The Lerner catalog offers a broad selection of quality contemporary, traditional and basic women's apparel in sizes 4 to 18. Compared to Chadwick's, the Lerner catalog targets a younger customer and offers slightly more fashion forward merchandise. Recently, the Company has made significant changes to the merchandise offerings contained in its Lerner catalog, including the addition of an increased number of career wear selections and additional sizes. The average price point per item sold by Lerner in fiscal 1996 was approximately $23.

  In 1996, sportswear, dresses and outerwear accounted for approximately 66%, 22% and 6% of Lerner net sales, respectively. Footwear, accessories and intimate apparel accounted for the balance of such net sales.

  Consistent with the Company's other catalogs, the Lerner catalog places great emphasis on its product sourcing strategy to enable the Company to offer quality, value-priced, private label merchandise. The private label brand names featured on merchandise included in the Lerner catalog include, among others, David Benjamin and Forenza, which Brylane uses under license from The Limited, as well as certain other private label brand names which are owned by certain of Brylane's vendors. See "Certain Relationships and Related Transactions--Additional Agreements--Trademark Agreement".

  SEARS CATALOGS. The merchandise offered in the Sears catalogs is the same as that offered in the comparable Company catalog: Women's View (Lane Bryant and Roaman's); Smart Choice (Lerner); Classics (Sue Brett); and Big & Tall (KingSize). This allows the Company to fill the orders generated by these catalogs with minimal incremental inventory risk. See "--Sears Agreement".

  KINGSIZE. The KingSize catalog offers a broad selection of quality contemporary, traditional and basic men's apparel in sizes XL to 9XL. Although the KingSize catalog also offers some fashion-oriented items, most of the merchandise in the KingSize catalog has limited fashion risk. The Company believes that KingSize offers a broader selection of sizes and styles than most specialty and department stores and competing catalogs. Approximately 60% of KingSize's sales (including Big & Tall) are in sizes 3XL or larger. The average price point per item sold by KingSize in fiscal 1996 was approximately $29. In addition, the Company has been testing a catalog format that is targeted at the regular size men's apparel segment, and expects to mail its first stand-alone Brett catalog in October 1997.

  In 1996, sportswear, underwear and outerwear accounted for approximately 67%, 11% and 10% of KingSize net sales (including sales from the Company's Sears Big & Tall catalogs), respectively. Footwear and accessories accounted for the balance of such net sales.

  The KingSize catalog features private label brand names which have higher gross profit margins than national brand merchandise. Private label brand names used on merchandise included in the KingSize catalog are KingSize and Peak Performance, both of which are owned by the Company.

  SUE BRETT. The Sue Brett catalog offers quality contemporary, traditional and basic women's merchandise in sizes 8 to 24. The Company has established a separate merchandising team that has increased the overall percentage of unique merchandise contained in this catalog, and has expanded the selection of merchandise to include, among other things, shoes and jewelry. The average price point per item sold by Sue Brett in fiscal 1996 was approximately $25.

  In 1996, sportswear, dresses and footwear accounted for approximately 64%, 27% and 6% of Sue Brett net sales, respectively. Intimate apparel, outerwear and accessories accounted for the balance of such net sales.

MARKETING

  There are several important elements to the Company's marketing strategy.

  PROMOTIONAL STRATEGIES. The Company has implemented highly effective promotional incentives in many of its catalogs. Promotional incentives include deferred billing, free delivery for new customers, free express delivery for orders of a certain size, "buy one, get one free" strategies, pricing discounts when purchasing an additional item, and discount offers. Brylane also uses promotions based on its private label credit cards, such as credit limit increases to stimulate additional sales from existing customers and to promote customer loyalty. Recently, the Company has significantly increased the use of deferred billing programs, under which merchandise purchased is not billed to the customer's credit card until 90 to 120 days after the applicable catalog is mailed. Deferred billing programs have resulted in a significant increase in net sales and average order size, particularly in the Company's Chadwick's and Lerner catalogs. The Company is currently expanding the use of these programs to its other catalogs.

  PRIVATE LABEL CREDIT CARDS. The Company views the use of credit as an important marketing tool with existing and new customers, and believes that it provides the Company with a competitive advantage over the catalog retailers that do not employ similar programs. Approximately 91.3% of Brylane's fiscal 1996 sales (including sales from Brylane's Sears catalogs) were paid for using credit cards. The Company estimates that in fiscal 1996, credit purchases per order of Brylane's women's apparel were on average $78 or 47.8% greater than those made with cash. In addition, approximately 63.7% of Brylane's fiscal 1996 sales (excluding sales from Brylane's Sears catalogs) from the Lane Bryant, Roaman's, Lerner, Sue Brett and KingSize catalogs were paid for using Brylane's private label credit cards. The Company estimates that Brylane's private label credit card customers spend approximately 50% more than its customers who use bank cards and approximately 73% more than its customers who pay with cash. Through private label cards, the total amount of credit available to Brylane's customers who hold third party cards can be increased, and credit may be made available to certain of its customers who may not qualify for third party cards, but are eligible for the generally lower credit limits available under the private label cards. The Company believes that there is a significant opportunity to increase

Chadwick's sales through the introduction of a Chadwick's private label credit card, which it began testing in July 1997.

  Brylane's on-line computer system enables its telephone sales representatives to immediately identify which new customers have been pre-approved to receive private label credit cards. The Company believes that this access to instantaneous credit for first time buyers helps establish them as repeat customers. Brylane also uses promotional inserts in credit statement mailings to its customers.

  For catalogs distributed under the Sears Agreement, customers can use the Sears credit card (but not Brylane's private label cards). The Sears credit card is administered by an affiliate of Sears, which assumes all risks associated with the collection of those credit card receivables.

  The Company offers its customers the Lane Bryant, Roaman's, Lerner, Sue Brett and KingSize private label credit cards pursuant to the Credit Card Processing Agreement between Brylane and World Financial (as amended, the "Credit Card Agreement"). The Lane Bryant and Lerner private label credit cards are also issued to customers of the Lane Bryant and Lerner retail stores, and Lane Bryant and Lerner cardholders can use them either for catalog or store purchases. Under the Credit Card Agreement, World Financial determines the credit worthiness of a particular customer based on a standard credit rating system and generally assumes all risks associated with the collection of receivables generated by credit card sales without recourse to the Company. In July 1995, Brylane entered into an amendment to the Credit Card Agreement that provided, among other things, for a reduced transaction fee payable by Brylane and an extension of the earliest date at which the Credit Card Agreement can be voluntarily terminated to July 2006. See "Certain Relationships and Related Transactions--Additional Agreements--Credit Card Agreement".

  LIST MANAGEMENT. An important element of the Company's marketing strategy is the improved segmentation of its existing customer files. The Company currently employs customer file segmentation analyses based on the recency, frequency and monetary value of past purchases to create catalog circulation strategies that are designed to increase customer response rates and average sales per catalog. Brylane has recently installed and is currently testing a modeling and scoring software program that uses more sophisticated multi-variable regression analyses to create its predictive purchasing models. This program employs up to 75 different variables including, among others, geography, size, products purchased, credit availability, payment type and proximity to certain retail stores. The Company believes that the development and refinement of Brylane's predictive purchasing models will allow Brylane to better target its catalog mailings and more effectively utilize its customer file. In addition, Chadwick's is testing increasingly sophisticated statistical circulation models to improve its ability to predict customer purchase behavior based on a wide range of variables. The Company believes that its ability to better predict customer purchasing behavior maximizes the effectiveness of its catalog mailings to current and prospective customers.

  CUSTOMER ACQUISITION. The Company's prospect acquisition programs are designed to attract new customers in a cost effective manner. The Company utilizes various sources to acquire new names, including list rentals or purchases from competitors and related catalog concepts; access to lists of credit card holders of The Limited's Lane Bryant and Lerner retail stores; licensing arrangements; magazine solicitations; cable television advertising; promotional inserts; friends' name cards inserted in mailed catalogs; and reactivation of previous customers of the Company. The Company has recently implemented a program of cable television advertising to solicit catalog requests for its KingSize catalog, as well as tests of similar programs for its Lane Bryant and Roaman's catalogs. Based on the successful results of the KingSize program and the test results of the Lane Bryant and Roaman's commercials, the Company has increased significantly its use of cable television advertising as part of its efforts to solicit catalog requests and to acquire new customers. In conjunction with Sears, the Company has been improving the segmentation of the over 30 million name Sears, Roebuck and Co. customer file to increase its success rate with prospects.

  CUSTOMER SERVICE AND TELEMARKETING. Providing superior service to customers is a key element of the Company's marketing strategy, and is supported by the Company's toll-free telephone service for orders and other customer needs, an emphasis on customer service and friendliness in training for its telephone sales representatives, and an unconditional guarantee of its merchandise at any time. The Company's return policy provides that if a customer is not satisfied with a purchase for any reason, the merchandise can be returned to the Company for a refund or exchange. The return rate for Brylane (which includes exchanges) for fiscal 1994, 1995 and 1996 was 24.2%, 22.6% and 22.6% respectively, of shipped sales. The return rate for Chadwick's (which includes exchanges) for fiscal 1994, 1995 and 1996 was 26.5%, 25.0% and 27.8%, respectively, of shipped sales.

  The Company's telemarketing operations are conducted at Indianapolis, Indiana, Greenwood, Indiana, San Antonio, Texas and West Bridgewater, Massachusetts. The Company's telemarketing operations are open 24 hours a day, seven days a week, and currently have an aggregate of approximately 1,700 telemarketing/customer service stations. In fiscal 1996, these facilities processed approximately 29 million calls. The number of associates manning these stations varies greatly during the hours of each day of each selling season, based on anticipated call volume.

  The Company trains its telephone sales representatives to determine the correct size for its special size customers. The proper fit for all customers is ensured by the Company's merchandising emphasis on consistent sizing and fit across its product lines. Brylane's computerized database provides the sales representatives with on-line information about previous customer orders, which allows the sales representatives to personalize each transaction. Brylane's computerized database also includes an inventory control system, which allows Brylane's telephone sales representatives to inform customers immediately about merchandise availability and estimated delivery dates for back-ordered merchandise. As part of its efforts in this area, Brylane's sales representatives are trained to describe current sale items or other promotions to customers. Brylane's promotional selling efforts resulted in an additional $24.0 million in net sales during fiscal 1996 and $14.1 million for the twenty-six weeks ended August 2, 1997.

  The telephone switches at Brylane's three facilities enable it to efficiently balance its incoming telephone calls during periods of heavy telephone volume. In 1994, Brylane installed a telephone switch at its Indianapolis telemarketing center, which enabled it to significantly increase its telephone volume capacity and to reduce costs by providing more accurate and timely information to management. Brylane has the ability to reroute calls between each catalog's telemarketing groups and Brylane's three telemarketing centers during periods of heavy activity. In addition, in June 1996, Brylane renegotiated its agreement with its long-distance telephone service provider to, among other things, reduce the rates charged to Brylane for its long-distance telephone service.

  Chadwick's is installing a new state-of-the-art order entry system that provides its customer service representatives with on-line catalog information and data on customer orders and past purchases. This additional information is expected to increase the ability of Chadwick's sales representatives to personalize transactions, market additional products that complement the purchases being made by the customer and recommend alternatives for items that are either unavailable or on back order. Chadwick's new system utilizes "universal agents" that receive both telephone orders and customer service calls, and which the Company believes will lead to an increase in productivity. Chadwick's also expects that this new system will permit it to process orders more efficiently.

FULFILLMENT, DELIVERY AND CATALOG PRODUCTION

  Through its fulfillment, delivery and catalog production methods, the Company works to maintain its position as a low-cost operator in the catalog industry.

  FULFILLMENT CENTERS. The Company's commitment to customer service is supported by its 750,000 square foot Indianapolis, Indiana fulfillment center, which supports its Brylane catalogs, and its 700,000 square foot West Bridgewater, Massachusetts facilities, which support its Chadwick's catalogs. Designed to process and ship customer orders rapidly and in a cost effective manner, each fulfillment center utilizes high speed conveyor belts, laser beam bar code scanning and tilt tray sorters. The Indianapolis facility processed approximately 17.5 million shipments in fiscal 1996. In the fall of 1994, Brylane developed and implemented "one-pass picking", a highly sophisticated and efficient method for gathering the merchandise needed to fill customer orders, at its Indianapolis fulfillment center. Brylane believes that it is currently the only catalog retailer that employs "one-pass picking". In September 1995, Brylane completed an $8.0 million enhancement of the package sorting and shipping capabilities of the Indianapolis fulfillment center, including the addition of a second high speed tilt tray sorter. These enhancements to the fulfillment center approximately doubled Brylane's shipping and receiving capabilities. In addition, Brylane recently completed a $2.7 million project to replace the original tilt tray sorter, which replacement became operational in the fourth quarter of 1996. The West Bridgewater facility processed over 12.5 million shipments in 1996 and has the capacity to process approximately 40% more shipments before any capital expansion of the center will be required.

  DELIVERY. The Company minimizes order delivery costs through careful management of its shipping techniques. For example, third and fourth class mailing costs, which accounted for approximately 81.9% of Brylane's orders shipped from the Indianapolis facility in fiscal 1996, are managed to obtain the benefits of various mailing rate discount programs offered by the USPS. The Company sorts packages by zip code, prints the zip bar codes and automatically calculates the weight of each parcel to be shipped to determine if discounted bulk rate postage may be available. The Company believes that the volume of its mailings provides it with a competitive advantage over smaller catalog retailers who cannot take full advantage of this rate structure. The Company also reduces order shipping costs by sorting and sending packages by truck to up to 21 USPS drop points around the country, where the packages enter the USPS system for delivery to customers. In addition to third class and fourth class mail delivery, the Company offers United Parcel Service ("UPS") delivery and UPS Express Delivery.

  CATALOG PRODUCTION. The Company closely manages the catalog production process to control printing and mailing costs while maintaining attractive and effective catalog presentations. The Company has contracts with various printers which cover its production requirements and afford protection against certain cost increases. The Company also employs bulk sorting and drop shipping of catalogs to take maximum advantage of available USPS rate discounts.

PRIVATE LABEL PURCHASING AND VENDOR RELATIONSHIPS

  Brylane emphasizes private label merchandise, which accounted for approximately 85.8% of Brylane's net sales in fiscal 1996. Brylane's private label apparel and accessories produce higher gross profit margins than the national brand merchandise found in its catalogs. The emphasis on private label merchandise also affords Brylane greater control over the manufacturing process, allowing it to achieve its objective of consistency of quality and fit in the various merchandise categories offered, and enabling it to offer a greater number of sizes, styles and colors than its competitors. The Company believes this approach both increases customer loyalty and confidence in making a purchase and reduces merchandise returns. While Chadwick's also benefits from private label merchandise offerings, it offers a significantly larger percentage of nationally recognized brand name merchandise. Chadwick's private label merchandise accounted for approximately 54.2% of Chadwick's net sales in fiscal 1996. The Company's private label merchandise is sourced from a diverse group of established vendors who work directly with the Company's buyers and are provided with rigorous design specifications and quality control procedures. The Company is the major customer of and has long-standing relationships with many of its private label and national brand vendors, resulting in close and cooperative working relationships and enabling the Company to obtain merchandise at favorable prices. Brylane's 10 largest vendors accounted for 24.1% of purchased merchandise in fiscal 1996. No single supplier, however, accounted for more than 5.1% of merchandise purchased by Brylane in fiscal 1996. Chadwick's 10 largest vendors accounted for 48.2% of purchased merchandise in fiscal 1996. No single supplier, however, accounted for more than 7.6% of merchandise purchased by Chadwick's in fiscal 1996. During fiscal 1996, Brylane and Chadwick's made approximately 25.1% and 37.6% of their respective merchandise purchases from foreign suppliers.

  To ensure the distinct merchandising focus of its catalogs, the Company conducts purchasing separately for its Chadwick's, Lane Bryant, Roaman's, Lerner, Sue Brett and KingSize catalogs and, within each catalog, has dedicated buyers for specific product lines. The Company's merchandising staff actively monitors the apparel markets and offerings by other catalog and retail stores in an effort to ensure that the Company's offerings are competitive in design and price. To improve purchasing efficiency, the Company also relies on "pre-mailing" programs (i.e., limited catalog distribution prior to the start of a selling season) to test customer acceptance of new product offerings.

INVENTORY MANAGEMENT

  The Company's inventory management systems are designed to maintain inventory levels that provide optimum in-stock positions, while maximizing inventory turnover rates and minimizing the amount of unsold merchandise at the end of each season. The Company maintains higher inventory levels for basic apparel items which are not generally fashion sensitive. Inventory levels for items with greater fashion risk are maintained at lower levels, with the goal of selling all such merchandise prior to the end of a season. The Company's disciplined inventory control systems enable it to maintain minimum inventory levels, which the Company is able to replenish quickly as a result of its close relationships with its domestic suppliers. These lower levels of inventory enable the Company to avoid excessive markdowns and to reduce its losses on overstocks at the end of each selling season. When overstocks do occur, Brylane is generally successful in selling the goods through relationships it has established with merchandise brokers (who then resell such merchandise to retailers) and with discount retailers. Chadwick's historically has been successful in selling its overstock through its twice-yearly, end-of-season clearance catalogs, through its retail outlet stores located in Nashua, New Hampshire and Brockton, Massachusetts, and to TJX and other third parties. In addition, in connection with the Chadwick's Acquisition, the Partnership has entered into an inventory purchase agreement with TJX pursuant to which TJX has committed to purchase certain amounts of Chadwick's excess inventory through January 2000. See "Certain Relationships and Related Transactions-- The Chadwick's Acquisition".

  Despite its careful inventory management, the Company experiences out-of-stock and back order inventory conditions, both of which are common in catalog retailing. As a result, the Company experiences some order cancellations. During fiscal 1994, 1995 and 1996, cancellations were 4.9%, 5.1% and 5.0%, respectively, of the total dollar value of orders received for the Brylane catalogs and 3.9%, 5.1% and 5.4% of the total dollar value of orders received for the Chadwick's catalogs.

MANAGEMENT INFORMATION SYSTEMS

  Brylane's management information systems provide support to all segments of its operations, including merchandising, marketing, telemarketing, fulfillment, customer service, financial reporting and inventory management. Chadwick's management information systems are currently supported by TJX's mainframe computer. In connection with the Chadwick's Acquisition, Brylane entered into a services agreement with TJX whereby TJX agreed to provide services relating to the Chadwick's business for approximately three years. During this period, the Company will evaluate alternative sources for these services, including having Chadwick's perform certain of the functions itself, and transferring certain of the functions to Brylane. See "Certain Relationships and Related Transactions--The Chadwick's Acquisition".

  Brylane's management information systems are supported by an IBM mainframe computer that processes up to 77 million transactions per month. This computer is connected to approximately 1,900 terminals between Brylane's three telemarketing facilities and its New York and Hingham, Massachusetts offices. See "--Properties".

SEARS AGREEMENT

  In March 1994, Brylane entered into an exclusive licensing agreement with Sears (as amended, the "Sears Agreement") to produce special size women's apparel catalogs (Woman's View), based on Brylane's Lane Bryant and Roaman's catalogs, for distribution to customers of Sears, Roebuck and Co. Brylane has also been mailing catalogs based on Brylane's Lerner catalog (Smart Choice) since the first quarter of 1994, and the Sue Brett catalog (Classics) since the third quarter of 1994, to these customers. In October 1995, in connection with the KingSize Acquisition, Brylane and Sears expanded the Sears Agreement to include an exclusive license to produce and distribute the Sears Big & Tall catalog, based on Brylane's KingSize catalog, to customers of Sears, Roebuck and Co. The Woman's View, Smart Choice, Classics and Big & Tall catalogs are currently being mailed to individuals who are not existing customers of Brylane and that are included in the more than 30 million name customer file of Sears, Roebuck and Co.

  As amended, the initial term of the Sears Agreement continues through February 28, 1999. The Sears Agreement can be renewed by the parties for additional one year terms thereafter; provided, that either of the parties may terminate the agreement upon twelve months' notice prior to the end of the initial term or any renewal thereof. Under the Sears Agreement, the catalogs mailed are substantially similar to Brylane's comparable catalogs, but have a Sears logo and a different name. The merchandise is identical to that contained in Brylane's comparable catalogs, which allows Brylane to fill incremental customer orders by increasing the amount of merchandise that it purchases, rather than increasing the number of different kinds of merchandise categories that it keeps in inventory. This approach limits Brylane's incremental inventory risk. Customers' calls are answered by telemarketing representatives using the Sears Shop at Home name for the women's and men's apparel catalogs, and customers can pay for their purchases using a Sears credit card or various bank credit cards. Brylane performs all merchandising, fulfillment, telemarketing, and management information functions through its existing facilities. In the event that the Sears Agreement terminates, Brylane will retain the names of all customers who have purchased through the Sears catalog covered by such agreement and, at that point, Brylane will be able to mail Brylane's other catalogs to these customers.

COMPETITION

  The retail apparel business is highly competitive. Lane Bryant, Roaman's and Woman's View compete in the sale of special size women's apparel primarily with other mail order companies, department stores and specialty retailers, including the Lane Bryant retail stores operated by The Limited, Catherines Stores and United Retail Group (which is 20.5% owned by The Limited). Brylane's principal competitors in the mail order retailing of special size women's apparel include J.C. Penney (general catalog and Liz Baker), Arizona Mail Order (Old Pueblo and Regalia), Hanover Direct (Silhouettes) and Spiegel (For You). Chadwick's, Lerner and Smart Choice compete in the sale of value-priced women's fashion sportswear with many other mail order companies, specialty retailers, discount stores and department stores, including the Lerner retail stores operated by The Limited and T.J. Maxx and Marshalls, each of which is owned by TJX. KingSize and Big & Tall compete in the sale of special size men's apparel with specialty retailers (including Casual Male and Repp Stores), department stores, other mail order companies (including J.C. Penney's Big & Tall catalog and Phoenix's Big & Tall catalog) and discount stores. In addition, sales of clothing through home television shopping networks or other electronic media could provide additional sources of competition for the Company. The Company does not believe that it has any significant competition in the special size or off-price segment of the women's apparel catalog retail market. However, there can be no assurance that other retailers of apparel will not decide to enter the Company's markets.

  The Company competes on the basis of its extensive merchandise selection, product quality and price, credit extension and customer service. The Company believes that its long-standing relationships with many of its customers, reputation for quality merchandise, extensive customer files and low-cost, efficient infrastructure allow it to compete effectively in all of its other market segments. See "Risk Factors--Competition and Other Business Factors".

  The Transaction Agreement contains certain noncompetition and nonsolicitation provisions, subject to certain exceptions, binding upon The Limited which terminate when affiliates of FS&Co. no longer hold an interest in the Company. If such provisions were to terminate, The Limited could compete directly with Brylane in the retail catalog business for special size women's apparel. In addition, the Stockholders Agreement generally provides, with certain exceptions, that the Company may not, without The Limited's consent, for so long as the Limited Stockholder holds, directly or indirectly, at least 20% of the outstanding Common Stock of Brylane Inc., engage in any business that competes with the businesses conducted by The Limited or its affiliates as of August 30, 1993, other than in the mail order business for women's special size apparel, moderately priced fashion apparel and related accessories, and for moderately priced regular size or special size men's apparel and related accessories that are substantially similar to the products offered in the Company's KingSize catalogs as of October 14, 1996. As a result of the Offerings and the Common Stock Repurchase, The Limited will hold less than 20% of the outstanding Common Stock of the Company; consequently, these noncompetition provisions will no longer be applicable. See "Risk Factors--Competition and Other Business Factors" and "Certain Relationships and Related Transactions--Additional Agreements--Noncompetition Agreements".

TRADEMARKS, TRADE NAMES AND LICENSES

  The Company is the owner in the United States of the Roaman's, Sue Brett, KingSize, Chadwick's, Chadwick's of Boston, Ltd., Bridgewater, Jessica London and Brett trademarks, as well as certain other trademarks which it uses as private label brand names. Brylane uses the Lane Bryant and Lerner registered trademarks, as well as certain other trademarks used as private label brand names, under a royalty-free license from The Limited. See "Certain Relationships and Related Transactions--Additional Agreements--Trademark Agreement". Brylane uses the Woman's View, Smart Choice and Big & Tall trademarks pursuant to the licensing arrangements contained in the Sears Agreement. See "--Sears Agreement". In addition, the Company also licenses certain other marks from TJX and other third parties. While certain of these licensed names are important to the Company's business, management does not believe that the loss of any of the marks licensed from TJX would have a material adverse effect upon the Company's business, financial condition and results of operations.

  The Company uses the Lane Bryant, Lerner, Roaman's, Woman's View, Smart Choice, Big & Tall, Chadwick's, Chadwick's of Boston, Ltd., Bridgewater, Jessica London and Brett trademarks, and the Classics name, only on the covers of its catalogs and in general advertising and promotional materials, and not as labels or tags on any garments or other merchandise it distributes. The Company's other owned and licensed trademarks, including Sue Brett, KingSize, Peak Performance, Hunters Run, David Benjamin, Lasting Comfort, Venezia, Forenza, Savannah, Fads, JL Plum and Stephanie Andrews, are used for certain of the Company's apparel offerings, as well as in other marketing and merchandising activities. Such trademarks are important to the operations of the Company. See "Risk Factors--Relationship with The Limited" and "Certain Relationships and Related Transactions--The Chadwick's Acquisition".

ASSOCIATES

  The Company's skilled and dedicated associates are a key resource. At August 2, 1997, the Company employed (directly or indirectly through its subsidiaries) approximately 5,600 individuals, including part-time and full-time associates. During peak sales periods, the Company hires approximately 650 additional part-time and temporary associates. Approximately 1,200 of Chadwick's associates are covered under one of TJX's collective bargaining agreements with the Union of Needletrades, Industrial and Textile Employees. This agreement expires on December 31, 1997, and it is expected that the Company will commence negotiations for a new agreement in the near future. The Company considers its labor relations and overall employee relations to be good.

PROPERTIES

  The principal executive offices of the Company are located in New York, New York in approximately 90,000 square feet of leased office space. The Company owns its 750,000 square foot fulfillment and telemarketing center located on approximately 26 acres of land in Indianapolis, Indiana and leases an additional 125,000 square feet of warehouse space in Plainfield, Indiana. The Company also leases approximately 73,000 square feet in San Antonio, Texas, and approximately 13,400 square feet in Greenwood, Indiana, for telemarketing operations related to the Brylane catalogs. The executive offices of the Company's KingSize operations are located in Hingham, Massachusetts in approximately 8,000 square feet of leased office space. In addition, the executive offices, telemarketing center, warehouse and fulfillment center of the Company's Chadwick's operations are located in a Company-owned facility in West Bridgewater, Massachusetts that contains approximately 580,000 square feet of space. The Company leases an additional 126,000 square foot facility in West Bridgewater, Massachusetts for returns processing and customer service related to Chadwick's. The Company has recently entered into a lease for a 330,000 square foot facility to be constructed in Taunton, Massachusetts that the Company will use for returns processing and customer service related to Chadwick's and that will replace the 126,000 square foot West Bridgewater facility. The Company intends to take possession of the Taunton facility immediately upon its completion, which the Company currently anticipates will occur in February 1998. The Company also leases from TJX approximately 11,000 square feet and 12,500 square feet of retail space for Chadwick's outlet stores in Brockton, Massachusetts and Nashua, New Hampshire, respectively, and has an arrangement with TJX whereby it has access to use a 7,500 square foot buying office located in New York, New York. See "Certain Relationships and Related Transactions--The Chadwick's Acquisition". The Company believes that its existing facilities are adequate to meet its current needs, and that its existing and planned facilities will provide capacity sufficient to handle its anticipated growth for the next several years.

REGULATORY MATTERS

  The Company currently collects sales and use tax on merchandise sales in the states of Indiana, Maryland, Massachusetts, New York and Texas, because the Partnership has physical presence in those states, and in the state of Florida because of a written agreement with that state which is effective through September 1997. Prior to June 30, 1996, the Partnership collected applicable sales and use taxes in approximately 41 states, regardless of whether the Partnership was otherwise required to collect such taxes in those states, generally pursuant to a Multistate Sales Tax Agreement, dated as of January 1, 1988, among the Partnership, the Multistate Tax Commission and a consortium of 35 states represented by the Multistate Tax Commission which governed the Brylane business when it was acquired by the Partnership. In March 1996, the Partnership advised the Multistate Tax Commission, based on advice received from legal counsel, that it was not extending the Multistate Sales Tax Agreement beyond its expiration date of June 30, 1996. Based upon present law, the Company believes that it is not generally required to collect and remit sales and use taxes on merchandise sold in states in which it does not have a physical presence, absent the Multistate Sales Tax Agreement. It is possible that there may be a judicial decision or that Congress may pass legislation in the future permitting states in which the Company does not have such a physical presence to require it to collect and remit sales and use taxes with respect to sales in such states. Accordingly, there can be no assurance that the Company will not have an obligation to collect and remit sales and use taxes in states in addition to those states in which it is presently required to collect and remit such taxes.

  The Company's business, and the direct mail industry in general, is subject to regulation by a variety of state and federal laws and regulations related to, among other things, advertising, offering and extending credit, imports and sales tax. Legislation has been proposed in the past designed to impose a ceiling on the rates charged in connection with the extension of credit through credit cards. It is impossible to predict whether such legislation will be enacted and, if enacted, what form it will take. However, any such legislation could have an adverse impact on the Company's credit card financing arrangements. The Company's imported products are subject to United States customs duties, and some of the Company's imported products are subject to import quotas when imported from particular countries. In the ordinary course of its business, the Company may from time to time be subject to claims for duties, and the Company's imported products may be subject to other import restrictions. United States customs duties currently are between 0% and 48% (with an average rate of 18.0%) of appraised value on certain items of inventory. During fiscal 1996, Brylane and Chadwick's made approximately 25.1% and 37.6% of their respective merchandise purchases from foreign suppliers. See "Risk Factors--Dependence on Suppliers; Foreign Sourcing".

LEGAL PROCEEDINGS

  The Company is a party to litigation in the ordinary course of business. The Company does not believe that unfavorable outcomes in such litigation would have a material adverse effect on its business, financial condition and results of operations.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE BRYLANE ACQUISITION

  On August 30, 1993, affiliates of FS & Co. (the "FS Parties") and certain affiliates of The Limited entered into a partnership agreement (the "Partnership Agreement") and formed Brylane, L.P., which acquired substantially all of the assets and liabilities of the Business and acquired a license to use certain related trademarks. See "--Additional Agreements-- Trademark Agreement". The execution of the Partnership Agreement and the closing of the Brylane Acquisition occurred contemporaneously with the closing of the financing thereof, on August 30, 1993 (the "Closing Date"); however, for accounting purposes, the Brylane Acquisition was recorded as of August 1, 1993.

  The aggregate purchase price for the Brylane Acquisition was $335.0 million. Pursuant to the terms of the Transaction Agreement, the FS Parties and certain members of management contributed an aggregate of $75.0 million to the capital of the Partnership, for a 60% aggregate interest in the Partnership, including approximately $2.4 million in promissory notes received from members of management of the Partnership in connection with their purchase of shares of stock of VP Holding. See "Management--Stock Subscription Plan". Certain affiliates of The Limited contributed substantially all of the assets and liabilities of the Business to the Partnership in return for a cash distribution of $285.0 million and a 40% aggregate limited partnership interest in the Partnership.

  Equity contributions to the Partnership totalled $125.0 million (including the equity interest retained by The Limited). The Partnership's initial debt consisted of $125.0 million principal amount of its Senior Subordinated Notes and a $110.0 million term loan under its then existing bank credit facility (the "1993 Bank Credit Facility").

THE KINGSIZE ACQUISITION

  On October 16, 1995, Brylane acquired the KingSize catalog division of WearGuard (the "KingSize Acquisition"). For accounting purposes, the KingSize Acquisition was recorded using an effective date of October 1, 1995. As consideration for the sale of its KingSize catalog division, WearGuard received a cash payment of $52.5 million and 350,000 newly-issued limited partnership units in Brylane. In order to fund a portion of the purchase price, the Company amended its then existing bank credit facility to provide for an additional $35.0 million term loan. In connection with the KingSize Acquisition, WearGuard assigned to Brylane its license to distribute the Sears Big & Tall catalog, as well as its interest in certain trademarks, including the KingSize(R) registered trademark. In addition, the Partnership Agreement was amended to admit WearGuard as a new limited partner of Brylane.

  In connection with the KingSize Acquisition, Brylane formed K.S. Management Services, Inc. ("K.S. Management"), which entered into a services agreement with Brylane pursuant to which K.S. Management provides services to Brylane, including the provision of the services of certain senior personnel who perform management services for Brylane with respect to its KingSize catalog. K.S. Management holds the leasehold on the Company's office space in Hingham, Massachusetts, owns certain furniture and fixtures related thereto, and operates with approximately 20 employees.

  K.S. Management has also guaranteed the obligations of the Partnership under the new Bank Credit Facility and the obligations of the Partnership and Brylane's wholly-owned subsidiary, Brylane Capital Corp., under the Indenture for Brylane's Senior Subordinated Notes.

THE CHADWICK'S ACQUISITION

  On December 9, 1996, Brylane purchased the assets (excluding substantially all of the accounts receivable) of Chadwick's, Inc., a Massachusetts corporation and a wholly-owned subsidiary of TJX ("Chadwick's, Inc."

or the "TJX Noteholder"), used in the Chadwick's of Boston catalog business (the "Chadwick's Acquisition"). The aggregate purchase price for the Chadwick's Acquisition was $242.8 million, which consisted of a cash payment of $192.1 million to the TJX Noteholder, a cash payment of $30.7 million to CDM Corp., a Nevada corporation and a wholly-owned subsidiary of Chadwick's, Inc. which held certain trademarks purchased by Brylane ("CDM"), and the issuance by the Partnership to the TJX Noteholder of a Convertible Subordinated Note due 2006 in the original principal amount of $20,000,000 (and bearing interest at an initial rate of 6%) (the "Partnership Note"). See "Description of Certain Financing Arrangements--Convertible Subordinated Note". The cash portion of the purchase price was subject to certain post-closing adjustments. On May 16, 1997, Brylane received from TJX a preliminary cash purchase price adjustment of $28.8 million primarily related to a change in the net book value of the assets acquired, and on September 30, 1997, was awarded a final purchase price adjustment of approximately $4.1 million. In order to fund a portion of the cash paid in connection with the Chadwick's Acquisition and to repay its existing indebtedness under its 1993 Bank Credit Facility, the Partnership entered into the 1996 Bank Credit Facility. Also, in connection with the Chadwick's Acquisition, the Partnership received an aggregate of approximately $51.3 million in new equity from certain affiliates of FS&Co., Leeway & Co., NYNEX and WearGuard. In connection with the Chadwick's Acquisition, TJX assigned to Brylane its interest in certain trademarks, including the Chadwick's(R) and Chadwick's of Boston(R) registered trademarks. Brylane also purchased all of the outstanding stock of Chadwick's Tradename Sub, Inc. ("Tradename Sub"), which was formed by TJX to hold certain non-exclusive licensing rights to certain trademarks purchased by Brylane.

  In connection with the Chadwick's Acquisition, Brylane entered into a services agreement with TJX whereby TJX agreed to provide services relating to the Chadwick's business for approximately three years. In addition, Brylane entered into an inventory purchase agreement with TJX pursuant to which TJX has committed to purchase certain amounts of Chadwick's excess inventory through January 29, 2000.

  In connection with the Chadwick's Acquisition, in December 1996, Dhananjaya
K. Rao and Carol Meyrowitz each purchased 37,500 shares of Series A Convertible Redeemable Preferred Stock of VP Holding (the "VP Holding Preferred Stock"), for a purchase price of $750,000, each which shares were exchanged for Series A Preferred Stock of the Company in connection with the Incorporation Plan. Such Series A Preferred Stock may not be transferred for three years from their date of purchase and thereafter may be transferred only after first offering such shares to VP Holding or the Company, as applicable, and are subject to certain other rights and obligations. See "Description of Capital Stock--Preferred Stock".

  Also in connection with the Chadwick's Acquisition, Brylane formed C.O.B. Management Services, Inc., a Delaware corporation ("C.O.B. Management"), which assumed Chadwick's, Inc.'s obligations relating to Chadwick's New York buying office. C.O.B. Management also employs approximately 80 employees of the Company's Chadwick's division who work out of the New York buying office during part of each week.

  Both C.O.B. Management and Tradename Sub will guarantee the obligations of Brylane under the Amended 1997 Bank Credit Facility and have guaranteed the obligations of Brylane and Brylane Capital Corp. under the Indenture for Brylane's Senior Subordinated Notes.

THE INCORPORATION PLAN

  In connection with the Initial Public Offering, the Company, certain affiliates of FS&Co., The Limited, Lane Bryant Direct Holding, Inc., a Delaware corporation and an affiliate of The Limited ("Lane Bryant Direct"), WearGuard, Leeway & Co., NYNEX and the TJX Noteholder entered into an agreement which resulted in the Company acquiring, directly, and indirectly through the acquisition of wholly-owned subsidiaries, a 100% ownership interest in the Partnership in exchange for shares of Common Stock. One share of Common Stock was issued for each partnership unit of the Partnership or share of common stock of VP Holding (which held general and limited partnership interests in the Partnership) and one share of Series A Preferred Stock of the Company was issued for each share of VP Holding Preferred Stock. In addition, the Partnership Note was replaced with a substantially similar note issued by the Company and the Partnership, as co-obligors (the "Convertible Note"), and all options to purchase partnership units held by members of management and others were converted into options to purchase Common Stock with an identical exercise price and substantially similar terms. Approximately $9.7 million of the Convertible Note will be converted into 352,908 shares of Common Stock in connection with the Offerings and the Common Stock Repurchase. Upon completion of the Incorporation Plan, the Partnership retained title to all of its assets and remained liable for all of its obligations, including all of the liabilities and encumbrances related to the Senior Subordinated Notes and the 1996 Bank Credit Facility.

ADDITIONAL AGREEMENTS

  TRADEMARK AGREEMENT. In connection with the Brylane Acquisition, the Partnership became a party to the Trademark Agreement with The Limited and certain of its affiliates (the "Licensors"), pursuant to which the Licensors granted to the Partnership an exclusive, royalty-free license (the "License") to use certain trademarks and trade names (collectively, the "Trademarks") in connection with the Business for a period of up to 20 years. The Partnership may assign the Trademark Agreement and the License without the consent of The Limited (i) to the purchaser of all or substantially all of the assets of the Business or (ii) to any corporation which is a successor to the Partnership or any successor thereto. The Trademark Agreement will terminate on the earliest to occur of the following: (i) ten years after the consummation of the Offerings and the Common Stock Repurchase, (ii) two years after any person which competes with any retail or catalog business conducted by The Limited or its affiliates as of August 20, 1993 acquires control of the Business, and
(iii) if the Company is party to a business combination voted against by The Limited or any of its affiliates, (A) two years after such event (or ten years after such event if The Limited has sold either of its Lane Bryant or Lerner retail businesses prior to such event with respect to the Trademarks used in the businesses sold by The Limited) if the other party in such combination competes with The Limited or any of its affiliates or (B) four years after such event (or ten years after such event if The Limited has sold either of its Lane Bryant or Lerner retail businesses prior to such event with respect to the Trademarks used in the businesses sold by The Limited) in any other circumstance. The Trademark Agreement may also be terminated (a) by The Limited (i) upon 30 days' notice upon a material breach of the Trademark Agreement by Brylane which breach remains uncured or (ii) upon the bankruptcy or insolvency of Brylane, and (b) by the Company, upon six months' notice on or after August 20, 1998. See "Risk Factors--Relationship with The Limited".

  Under the Trademark Agreement (x) a person shall be deemed to have acquired "control" of the Business if (1) a designee or representative of such person serves on the Board of Representatives (or similar body) of the Partnership, any successor to the Partnership or any entity controlling the Partnership or such a successor (including the Company) for a period of 60 days, (2) such person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the Business, whether through the ownership of voting securities, by contract or otherwise, or (3) such person possesses a direct or indirect contractual right to receive material non-public information concerning any of the Trademarks or the use thereof from the Partnership, any successor to the Partnership or any entity controlling the Partnership or such a successor (including the Company) and (y) for purposes of calculating sales of stock in the Company or the ownership percentage in the Company of any FS Fund (as defined) or The Limited and their affiliates, a sale of stock or other equity interests in any affiliate of any FS Fund or the Limited Stockholder which, directly or indirectly, owns stock in the Company or other entity holding the Business or any direct or indirect parent of the Company or any such entity (any such affiliate, an "Equity Owner"), shall constitute a sale of a corresponding percentage of stock in the Company or other entity holding the Business owned, directly or indirectly, by any FS Fund, the Limited Stockholder or any such Equity Owner, as the case may be. This provision does not apply to sales of equity interests in (i) The Limited, (ii) any general or limited partner of the FS Funds, or (iii) the FS Funds.

  In addition to the Trademark Agreement, the Partnership became a party to an Electronic Media Trademark License Agreement pursuant to which the Licensors granted to the Partnership a non-exclusive right, permission and privilege to use the Trademarks in connection with the promotion, distribution and sale of special size women's apparel, moderately priced fashion apparel and related accessories through television and other electronic media, subject to prior reasonable determination by The Limited that any proposed electronic marketing activity would not disparage or diminish the stature, image or quality of such Trademarks or cause confusion or deception among Lerner or Lane Bryant retail customers.

  CREDIT CARD AGREEMENT. In connection with the Brylane Acquisition, Brylane entered into the Credit Card Agreement (as amended on July 1, 1995) with World Financial, a joint venture 60% owned by partnerships controlled by, and affiliates of, Welsh Carson Anderson & Stowe and 40% owned by The Limited, pursuant to which World Financial provides credit to customers of Brylane, issues credit cards to these customers bearing the Lerner(R), Lane Bryant(R) , Roaman's(R), Sue Brett(R) and KingSize(R) trademarks, and processes credit card transactions for a fee equal to a percentage of the sale amount generated by such transactions (exclusive of shipping, handling and taxes). The balance of such amount is remitted to Brylane within two business days of its incurrence. The fee payable to World Financial under this arrangement is currently set at 2.4% of net sales generated using these credit cards. In the event of a legislated or judicial reduction in the annual percentage rate that may be charged by World Financial to cardholders, Brylane and World Financial have agreed to negotiate in good faith an increase in the fee. In addition, in the event that the aggregate amount of receivables generated through the use of the credit cards exceeds $525 million, the fee shall be adjusted to reimburse World Financial for its borrowing costs with respect to such receivables in excess of $525 million. Furthermore, the fee may be adjusted every six months based on the average finance charges per cardholder statement. However, the fee may not exceed 2.5% (subject to certain exceptions). Aggregate fees paid to World Financial by Brylane under the Credit Card Agreement during fiscal 1996 were $10.0 million. Under the Credit Card Agreement, World Financial determines the creditworthiness of a particular customer based on standards consistent with past practice and generally assumes all risks associated with the collection of receivables generated by credit card sales without recourse to the Company. In the event that the Credit Card Agreement should terminate as described below, however, Brylane would be obligated to repurchase from World Financial certain then-outstanding Lerner and Lane Bryant mail order account balances, and all Roaman's, Sue Brett and KingSize account balances, at the face amount thereof (subject to certain exceptions).

  Pursuant to the terms of the Credit Card Agreement, Brylane is obligated to use its best efforts to promote the use of credit cards in the Business and to acquire new cardholders through, among other things, "instant credit", pre-approved solicitations and applications inserted into catalogs. World Financial has the right to review and approve any credit marketing materials used in these promotional activities prior to their use, which approval shall not be unreasonably withheld. The cost of these credit solicitation activities are shared equally by Brylane and World Financial. In addition, the Credit Card Agreement requires World Financial to provide without charge to Brylane a list of all Lerner and Lane Bryant retail cardholders on no more than one occasion per month. Brylane is authorized to use the lists for the purpose of increasing its catalog mailing lists.

  The Credit Card Agreement will remain in effect until terminated (i) by either party on not less than twelve months' notice delivered on or after July 1, 2005, (ii) by either party upon a breach by the other party of any of its material obligations under the Credit Card Agreement, (iii) by World Financial on not less than twelve months' notice if any competitor of The Limited or any of its affiliates acquires "control" of Brylane (as defined in the Credit Card Agreement), or (iv) automatically upon certain bankruptcy events involving Brylane. See "Risk Factors--Relationship with The Limited".

  ACCOUNTS RECEIVABLE PURCHASE AGREEMENT. In connection with the Chadwick's Acquisition, Brylane entered into the Receivables Purchase Agreement pursuant to which ADS has agreed to purchase from time to time, at the request of Brylane, eligible customer accounts receivable generated through Chadwick's deferred billing programs in amounts up to $100 million outstanding at any time. ADS will purchase the receivables on a limited recourse basis at a discount from face value. Brylane will pay transaction costs including a fee of $.03 per purchased account, and carrying costs equal to, at the Partnership's election, LIBOR plus 95 basis points or the lesser of (a) a defined prime rate plus 15 basis points and (b) the federal funds rate plus 110 basis points. In addition, Brylane will pay a commitment fee and a fee on the unused portion of the commitment from time to time. The Receivables Purchase Agreement specifies a commitment period through December 31, 1999, subject to earlier termination (on a prospective basis only) by the purchaser under certain specified circumstances (including (i) that bad debt experience in prior programs exceeded 7.5%, (ii) that Brylane fails to maintain a specified minimum net worth or (iii) that Brylane fails to comply with the financial covenants contained in the new Bank Credit Facility (as it may be modified or amended from time to time)). In connection with the

Receivables Purchase Agreement, Brylane also entered into a service agreement with ADS pursuant to which it has agreed to act as servicing agent to process the purchased accounts and submit them for acceptance by the credit card issuers on the applicable deferred billing dates offered to Chadwick's customers. All payments by the credit card issuers will be made directly to a bank account owned by ADS. ADS can terminate Brylane's appointment as servicing agent at any time with or without cause. The Company will account for the Receivables Purchase Agreement in accordance with Statement of Financial Accounting Standards No. 125 "Accounting For Transfer and Servicing of Financial Assets and Extinguishments of Liabilities".

  NONCOMPETITION AGREEMENTS. The Stockholders Agreement provides, with certain exceptions, that so long as The Limited holds, directly or indirectly, a 20% equity interest in the Company, the Company may not, without The Limited's consent, engage in any business that competes with businesses conducted by The Limited or its affiliates as of August 30, 1993, other than in the mail order business for women's special size apparel, moderately priced fashion apparel and related accessories, and for moderately priced regular size or special size men's apparel and related accessories that are substantially similar to the products offered in the Company's KingSize catalogs as of October 14, 1996, at price points substantially similar or lower than those for the comparable products offered by the Company's KingSize catalogs as of the date of the Stockholders Agreement. As a result of the Offerings and the Common Stock Repurchase, The Limited will hold less than 20% of the outstanding Common Stock of the Company; consequently, these noncompetition provisions will no longer be applicable. In addition, The Limited agreed in the Transaction Agreement, for so long as the FS Parties hold any direct or indirect interest in the Partnership or any successor corporation, to certain noncompetition and nonsolicitation provisions in favor of the Partnership. The noncompetition and nonsolicitation provisions contained in the Transaction Agreement also provide certain customary exceptions. In connection with the KingSize Acquisition, Brylane, ARAMARK and WearGuard entered into a Noncompetition Agreement, whereby ARAMARK and WearGuard have agreed to certain noncompetition and nonsolicitation provisions (with certain customary exceptions) in favor of Brylane that will remain in effect until the later of
(a) October 16, 2000 or (b) the date upon which WearGuard (and its affiliates) has disposed of its entire interest in the Partnership. In addition, pursuant to that certain Asset Purchase Agreement dated October 18, 1996 by and among TJX, Chadwick's, Inc. and Brylane (the "Chadwick's Purchase Agreement"), TJX agreed, for a period of five years, to not own or conduct (with an exception for passive ownership of less than 10% of a company) any business that sells merchandise through printed women's or men's apparel catalogs which are substantially similar to the "Chadwick's of Boston" catalog. TJX is permitted, however, to (i) sell merchandise through the Internet and other electronic media, (ii) use print advertising for apparel and merchandise sold through stores and electronic media even if such items may be purchased by mail or telephone, and (iii) print catalogs in which less than 10% of the merchandise is men's or women's apparel. Also, TJX may acquire a company that conducts a competitive business if such competitive business accounts for less than 25% of such acquired company's annual revenues and TJX uses its commercially reasonable efforts to, within one to two years of such acquisition, divest itself of any competitive business which accounts for more than 5% of the annual revenues of such acquired company. See "Description of Capital Stock-- Stockholders Agreement".

OTHER TRANSACTIONS

  In connection with the Chadwick's Acquisition, Brylane paid to an affiliate of FS&Co. $2.5 million in fees as compensation for certain financial advisory services. Brylane believes that the fees paid to these affiliates of FS&Co. are comparable to the consideration which could reasonably have been negotiated in an arm's length transaction with an unaffiliated third party. Affiliates of FS&Co. will provide financial advisory services to Brylane without compensation other than reimbursement for their out-of-pocket expenses.

  In connection with the Brylane Acquisition, certain affiliates of FS&Co. agreed to loan, on demand, an aggregate of $1.0 million to VP Holding, which obligations were evidenced by loan agreements entered into between such affiliates of FS&Co., on the one hand, and each of VP Holding and VGP, on the other hand, as well as the forms of no-interest demand promissory notes made by such affiliates of FS&Co. in favor of VP Holding. Pursuant to the terms of the loan agreements, VP Holding then contributed these demand notes to the capital of VGP in connection with the satisfaction of certain minimum net worth requirements related to the treatment of the Partnership as a partnership for federal income tax purposes. As a result of the Initial Public Offering, these loan agreements and demand notes have been terminated, and Brylane Inc. has entered into a similar loan agreement with VP Holding and VGP and issued a similar no-interest demand promissory note in the principal amount of $1.0 million to VP Holding. Pursuant to such loan agreement, VP Holding has contributed such demand note to VGP in order to maintain the minimum net worth of the Partnership as discussed above.

  In connection with the formation of the Company and the exchange of partnership units of the Partnership and shares of VP Holding common stock for shares of Common Stock of the Company as contemplated by the Incorporation Plan, the Company has paid an aggregate of $180,000 and $90,000 in fees on behalf of affiliates of FS&Co. and of The Limited, respectively, in connection with certain filings made by such entities pursuant to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

  For a description of certain other related party transactions, see Note (14) "Related Party Transactions" of the Brylane Inc. Notes to Financial Statements on page F-19 hereof, and Note A. "Related Party Transactions" of the Chadwick's, Inc. Notes to Combined Financial Statements on page F-27 hereof.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND MEMBERS OF THE BOARD OF DIRECTORS

  The following individuals are the current executive officers of Brylane Inc., the Partnership or its subsidiaries (including B.L. Management and K.S. Management, each of which provides management services to Brylane) and the current members of the Board of Directors of the Company (the "Board"):

   NAME                          AGE*                  POSITION
   ----                          ----                  --------
Peter J. Canzone (3)............  67  President, Chief Executive Officer,
                                       Chairman of the Board and Director
William C. Johnson (2)(3).......  57  Vice Chairman of the Board and Director
Sheila R. Garelik...............  52  President-Brylane
Robert A. Pulciani..............  56  Executive Vice President, Chief Financial
                                       Officer, Secretary and Treasurer
Richard L. Bennett..............  65  Senior Vice President-Human Resources
Jessie Bourneuf.................  48  President-KingSize
William G. Brosius..............  61  Senior Vice President-Operations/Customer
                                       Service
Bruce G. Clark..................  52  Senior Vice President-Telemarketing
Kevin Doyle.....................  43  Vice President/General Manager-Roaman's
Kevin McGrain...................  42  Vice President/General Manager-Sears
                                       Business
Carol Meyrowitz.................  43  Executive Vice President-Chadwick's
                                       Merchandising
Loida Noriega-Wilson............  41  Vice President/General Manager-Lerner
Dhananjaya K. Rao...............  48  President and Chief Executive Officer-
                                       Chadwick's
Jules Silbert...................  69  Senior Vice President-Marketing/New
                                       Business Development
Arlene Silverman................  48  Senior Vice President/General Manager-Lane
                                       Bryant
Mark J. Doran...................  33  Director
Samuel P. Fried (1).............  46  Director
William K. Gerber...............  43  Director
John M. Roth (1)(3).............  39  Director
Ronald P. Spogli (1)............  49  Director
Peter M. Starrett (1)(2)(3).....  49  Director

--------
* As of September 15, 1997.
(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Strategic Planning Committee

  Mr. Canzone has been Chief Executive Officer of Brylane and its predecessor since 1978 and also served as President of Brylane and its predecessor from 1978 until July 1996. Mr. Canzone became a member of the Board and President of Brylane Inc. in connection with the Company's formation and was elected Chairman of the Board in June 1995. Between 1969 and 1978, Mr. Canzone was employed by Lane Bryant in a variety of merchandising positions.

  Mr. Johnson became a member of the Board in connection with the Company's formation and was elected Vice Chairman of the Board in June 1995. From March 1990 until December 1994, Mr. Johnson served as Chief Executive Officer of Grolier Incorporated. Prior to joining Grolier Incorporated, from 1982 to 1989, Mr. Johnson served as Chairman of the Board and Chief Executive Officer of Fingerhut Corporation.

  Ms. Garelik has been President of Brylane since July 1996. Ms. Garelik served as Executive Vice President/President-Lane Bryant from the Brylane Acquisition until July 1996, and served as Executive Vice

President/General Manager of Roaman's from 1989 until the Brylane Acquisition. Between 1969 and 1989, Ms. Garelik was employed by Brylane's predecessor in a variety of merchandising positions.

  Mr. Pulciani has been Executive Vice President, Chief Financial Officer and Secretary of Brylane and its predecessor since May 1993. Mr. Pulciani became the Treasurer of Brylane in connection with the Company's formation.
Mr. Pulciani joined Brylane in 1988, and served as Senior Vice President and Chief Financial Officer from May 1988 to May 1993. Prior to joining Brylane, Mr. Pulciani was Vice President and Controller of Carson Pirie Scott.

  Mr. Bennett has been Senior Vice President-Human Resources of Brylane and its predecessor since March 1986. Mr. Bennett joined Brylane in 1983, and served as Vice President-Human Resources from 1983 to March 1986. Prior to joining Brylane, Mr. Bennett was with Dayton Hudson from 1975 to 1983 as Director of Employee Relations/Personnel.

  Ms. Bourneuf has been President of the Company's KingSize business since the KingSize Acquisition in October 1995. Prior to joining Brylane, Ms. Bourneuf served as President of the KingSize Catalog Division of WearGuard since 1989. From 1981 to 1989, Ms. Bourneuf served as Senior Vice President of Marketing of WearGuard, and from 1978 to 1980, Ms. Bourneuf served as Marketing Director of Talbots.

  Mr. Brosius has been Senior Vice President-Operations/Customer Service of Brylane and its predecessor since October 1987. Mr. Brosius joined Brylane in 1969, and served as Vice President-Fulfillment from 1979 to October 1987.

  Mr. Clark has been Senior Vice President-Telemarketing of Brylane and its predecessor since May 1988. Mr. Clark also served as Senior Vice President-MIS/Telemarketing from May 1988 to April 1997. Mr. Clark joined Brylane in 1983, and served as Vice President-MIS/Telemarketing from 1983 to May 1988. Prior to joining Brylane, Mr. Clark was a Partner with Arthur Andersen & Co.

  Mr. Doyle has been Vice President/General Manager-Roaman's since November 1996. Mr. Doyle joined Brylane in 1975 and served as Control Buyer, Assistant Buyer, Associate Buyer, Buyer and Senior Buyer over a period of 14 years. Mr. Doyle also served as Merchandise Director of Lane Bryant from August 1989 until September 1993 and served as General Merchandise Manager of Roaman's from September 1993 to November 1996.

  Mr. McGrain was appointed Vice President/General Manager of the Company's Sears Business in August 1995. Mr. McGrain joined Brylane in September 1988 and was Vice President-Controller of Lerner from May 1992 to August 1995.

  Ms. Meyrowitz has been Executive Vice President-Merchandising of the Company's Chadwick's business since the Chadwick's Acquisition in December 1996. From May 1996 to December 1996, Ms. Meyrowitz served as Executive Vice President-Merchandising of Chadwick's, Inc. From March 1991 to May 1996, Ms. Meyrowitz served as Senior Vice President and General Merchandise Manager of Chadwick's, Inc. Previously, Ms. Meyrowitz was General Merchandise Manager at Chadwick's from March 1990 to March 1991, and Vice President and Senior Merchandise Manager from January 1989 to March 1990. Prior to that, Ms. Meyrowitz was Vice President and Divisional Merchandise Manager of the Hit or Miss Division of TJX from 1986 to 1989, and she was a Buyer at the Hit or Miss Division from 1983 to 1986.

  Ms. Noriega-Wilson joined Brylane in April 1995 as Vice President/General Manager-Lerner. Prior to joining Brylane, Ms. Noriega-Wilson served as Vice President of Merchandising of Montgomery Ward Direct from February 1993 to February 1995. From September 1992 to January 1993, Ms. Noriega-Wilson served as Vice President of Merchandising for Clegg Industries, an independent private investment group. From 1988 to July 1992, Ms. Noriega-Wilson served as Vice President of Merchandising & Marketing of Together Limited in London, England. Prior to that, Ms. Noriega-Wilson was with Spiegel for 10 years, where she served as Divisional Merchandise Manager from 1986 to 1988.

  Mr. Rao has been President and Chief Executive Officer of the Company's Chadwick's business since the Chadwick's Acquisition in December 1996. From May 1996 to December 1996, Mr. Rao served as President and Chief Executive Officer of Chadwick's, Inc. From January 1995 to May 1996, Mr. Rao served as Senior Vice President, Operations and Marketing of Chadwick's, Inc. Previously, Mr. Rao worked at the T.J. Maxx Division of TJX from 1978 until 1995. His management positions during such time included Senior Vice President of Distribution and Financial Planning and Analysis from November 1994 to January 1995, Senior Vice President of Distribution, Merchandise Planning and Inventory Management from 1991 to 1994, Senior Vice President and Director of Distribution from 1989 to 1991 and Vice President and Director of Distribution from 1981 to 1989.

  Mr. Silbert has been Senior Vice President-Marketing/New Business Development of Brylane since July 1995. From December 1993 to July 1995, Mr. Silbert served as Vice President-New Business Development of Brylane. Prior to joining Brylane, Mr. Silbert was President of The Silbert Group, Inc., an independent management consulting firm, since April 1982. From 1978 to April 1982, Mr. Silbert served as the President of the retail stores division of the Lane Bryant Company. From 1970 to 1978, Mr. Silbert served as the President of the catalog retail division of the Lane Bryant Company.

  Ms. Silverman has been Senior Vice President/General Manager-Lane Bryant since August 1996 and previously served as Senior Vice President/General Manager-Roaman's from February 1995 to August 1996. Ms. Silverman joined Brylane in 1973, and served as Division Merchandise Manager from May 1989 to May 1991, and served as Vice President of Roaman's from May 1991 to February 1995.

  Mr. Doran became a member of the Board in January 1995 and is one of the FS&Co. nominees to the Board. Mr. Doran joined FS&Co. in 1988. Previously, Mr. Doran was employed in the high yield bond department of Kidder Peabody & Co. Incorporated. Mr. Doran is also a director of EnviroSource, Inc.

  Mr. Fried became a member of the Board in connection with the Company's formation and is one of The Limited nominees to the Board. Mr. Fried has been Vice President and General Counsel of The Limited since joining The Limited in November 1991. Mr. Fried became Vice President, Secretary and General Counsel of Intimate Brands, Inc., a subsidiary of The Limited, in May 1995, and Vice President of Ambercrombie & Fitch Co. in June 1996. Prior to joining The Limited, from February 1987 to October 1991, Mr. Fried served as Vice President, Secretary and General Counsel of Exide Corporation.

  Mr. Gerber became a member of the Board in connection with the Company's formation and is one of The Limited nominees to the Board. Mr. Gerber has been Vice President of Finance of The Limited since July 1993, Vice President of Intimate Brands, Inc. since May 1995, and Vice President of Ambercrombie & Fitch Co. since June 1996. From August 1987 to June 1993, Mr. Gerber was Vice President and Corporate Controller of The Limited. Mr. Gerber joined The Limited in 1983 and held various financial positions at The Limited Stores division of The Limited between 1983 and 1987.

  Mr. Roth became a member of the Board in connection with the Company's formation and is one of the FS&Co. nominees to the Board. Mr. Roth joined FS&Co. in March 1988 and became a general partner in March 1993. Mr. Roth is also a director of EnviroSource, Inc.

  Mr. Spogli is a founding partner of FS&Co., a private investment firm that was founded in 1983. Mr. Spogli became a member of the Board in connection with the Company's formation and is one of the FS&Co. nominees to the Board. Mr. Spogli is the Chairman of the Board and a Director of EnviroSource, Inc. Mr. Spogli also serves on the Board of Directors of Buttrey Food and Drug Stores Company.

  Mr. Starrett became a member of the Board in May 1997. Mr. Starrett is President of Warner Bros. Studio Stores Worldwide and has been employed by Warner Bros. since May 1990. Before joining Warner Bros., Mr. Starrett was President and Chief Executive Officer of Plymouth Lamston Stores Corporation from July 1988 to April 1990. Prior to that, Mr. Starrett served as Chairman and Chief Executive Officer of the Specialty Store

Division of Federated Department Stores from 1986 to 1988. Mr. Starrett is also a director of Petco Animal Supplies, Inc.

  The executive officers of the Company have an average of approximately 14 years of experience in the catalog retail apparel business.

  The Board currently consists of three nominees of FS&Co., two nominees of The Limited, the Chief Executive Officer of Brylane and two additional persons elected by the nominees of the Board. The Stockholders Agreement provides that, during its term, FS&Co. and The Limited are each entitled to nominate a specified number of directors. However, the number of directors that each of FS&Co. and The Limited may nominate declines with the percentage of Common Stock held by each of them. Upon completion of the Offerings and the Common Stock Repurchase, FS&Co. will be able to nominate two members of the Board, and The Limited will be able to nominate one member. However, each of the current members of the Board previously nominated by FS&Co. and by The Limited intends to continue to serve until at least the Company's next annual meeting of stockholders. See "Description of Capital Stock--Stockholders Agreement". William C. Johnson and Peter Starrett serve as independent directors on the Board and on the Audit Committee.

  Each member of the Board is elected to hold office until his respective successor is elected and qualified. Officers serve at the discretion of the Board. The Board has a Compensation Committee, which administers the Company's stock, option and other compensation plans, an Audit Committee, which reviews the results and scope of the audit and other services provided by the Company's independent auditors, and a Strategic Planning Committee, which addresses long-term strategic planning issues.

  The members of the Board, other than Mr. Starrett, do not receive compensation for services on the Board but are reimbursed for their out-of-pocket expenses in serving on the Board. No member of the Board receives compensation for services on any committee of the Board. On May 22, 1997, Mr. Starrett was granted an option to purchase 2,000 shares of Common Stock, at a price of $29.875 per share, as well as an additional option to purchase 3,347 shares of Common Stock, at a price of $25.40 per share, pursuant to the Brylane 1996 Option Plan (as defined). In addition, Mr. Johnson has previously purchased shares of Common Stock and has previously been granted options under both the Brylane 1996 Performance Option Plan and the Brylane 1996 Option Plan. See "--Compensation Committee Interlocks and Insider Participation". There are no family relationships between any officers or members of the Board.

EXECUTIVE COMPENSATION

  The officers of Brylane Inc. are not compensated by Brylane Inc. for their services to Brylane Inc. Officers of Brylane Inc. who are also officers of the Partnership or its subsidiaries receive compensation from the Partnership or these subsidiaries for their services to the Partnership. The table on the following page sets forth all compensation awarded to, earned by or paid to the Chief Executive Officer and the other four most highly compensated executive officers (the "Named Executive Officers") for their services to the Partnership for (i) the 1996 fiscal year, (ii) the 1995 fiscal year, and (iii) the 1994 fiscal year.

                          SUMMARY COMPENSATION TABLE

                                                              LONG TERM
                                                           COMPENSATION(3)
                                                           ---------------
                                     ANNUAL COMPENSATION     OPTIONS TO
        NAME AND                     --------------------- PURCHASE COMMON    ALL OTHER
   PRINCIPAL POSITION      PERIOD    SALARY(1) BONUS(1)(2)    STOCK(4)     COMPENSATION(5)
   ------------------    ----------- --------- ----------- --------------- ---------------
Peter J. Canzone........ Fiscal 1996 $552,750   $421,464        24,000(6)     $118,358
 President, Chief Execu-                                       250,000(7)
 tive Officer
 and Chairman of the     Fiscal 1995  520,500    196,602        20,000(6)      106,393
  Board
                         Fiscal 1994  491,000    361,427           --          111,933
Sheila R. Garelik....... Fiscal 1996  364,542    244,484        18,000(6)       69,009
 President of Brylane                                           43,750(7)
                         Fiscal 1995  318,500    155,043        10,000(6)       65,125
                         Fiscal 1994  297,750    204,128           --           65,961
Robert A. Pulciani...... Fiscal 1996  286,583    185,059        12,000(6)       55,166
 Executive Vice                                                 36,459(7)
  President,
 Chief Financial         Fiscal 1995  266,750     85,383         6,000(6)       52,767
  Officer,
 Secretary and Treasurer Fiscal 1994  250,500    155,982           --           55,204
Jules Silbert........... Fiscal 1996  282,833    165,898         6,000(6)       47,380
 Senior Vice President-                                         20,000(7)
 Marketing/New Business  Fiscal 1995  270,000     77,335         6,000(6)       41,749
  Development
                         Fiscal 1994  222,083    109,424           --            4,843
Bruce G. Clark.......... Fiscal 1996  219,083    115,662         5,000(6)       41,349
 Senior Vice President-                                         34,375(7)
 Telemarketing           Fiscal 1995  205,750     53,877         5,500(6)       38,569
                         Fiscal 1994  193,250     98,480           --           40,087

--------
(1) Included in the aggregate of salary and bonus is an amount of compensation that was deferred at the election of each Named Executive Officer. For fiscal 1996, Messrs. Canzone, Pulciani, Silbert and Clark, and
    Ms. Garelik, elected to defer $97,421, $115,581, $67,310, $66,949 and
    $152,256, respectively, of their aggregate salary and bonus for such period. For fiscal 1995, Messrs. Canzone, Pulciani, Silbert and Clark, and Ms. Garelik, elected to defer $71,710, $46,818, $52,100, $40,626 and
    $111,911, respectively, of their aggregate salary and bonus for such period. For fiscal 1994, Messrs. Canzone, Pulciani, Silbert and Clark, and Ms. Garelik, elected to defer $85,243, $40,648, $12,109, $39,405 and
    $86,959, respectively, of their aggregate salary and bonus for such period.

(2) Bonuses were earned during the six-month seasons ended July 30, 1994, January 28, 1995, July 29, 1995, February 3, 1996, August 3, 1996 and
    February 1, 1997, but were not paid until August 1994, February 1995, August 1995, February 1996, August 1996 and February 1997, respectively. See "--Performance Bonus Program" for a discussion of Brylane's bonus program in which the above-named individuals are entitled to participate.

(3) For each of the periods set forth in the table above, no Named Executive Officer received aggregate Other Annual Compensation in excess of the lesser of $50,000 or 10% of the total of such officer's salary and bonus, nor did any such Named Executive Officer receive any restricted stock award, stock appreciation right or payment under any long-term incentive plan.

(4) Does not include options to purchase 25,000, 15,000, 3,000, 2,500 and 17,000 shares of Common Stock, at a purchase price of $36.00 per share, that were granted to Messrs. Canzone, Pulciani, Silbert, Clark and Mme. Garelik, respectively, in July 1997 pursuant to the Brylane 1996 Option Plan.

(5) In fiscal 1996, fiscal 1995 and fiscal 1994, these amounts consist of approximately $5,000, $5,000 and $5,000, respectively, under a supplemental medical benefits plan (except for Mr. Silbert who was not eligible to receive any benefits under such plan during the periods shown), with the balance consisting of deferred compensation in the form of a matching contribution by the Partnership under the Deferred Compensation Plan, a cash contribution by the Partnership under the Retirement Plan, and a contribution by the Partnership under the Supplemental Retirement Plan, where applicable. See "--Deferred Compensation Plan" and "--Retirement Plans". In 1996, Messrs. Canzone, Pulciani, Silbert and Clark, and Ms. Garelik, earned (i) $58,453, $28,299, $26,924, $20,085 and $36,542, respectively, under the Deferred
    Compensation Plan; (ii) $10,119, $10,119, $8,619, $10,119 and $10,119,
    respectively, under the Retirement Plan (which was not paid until April
    1997); and (iii) $44,786, $11,748, $11,837, $6,145 and $17,348,
    respectively, under the Supplemental Retirement Plan. In 1995, Messrs. Canzone, Pulciani, Silbert and Clark, and Ms. Garelik, earned (i) $43,026, $21,128, $20,840, $15,578 and $28,413, respectively, under the Deferred
    Compensation Plan; (ii) $10,164, $10,164, $8,664, $10,164 and $10,164,
    respectively, under the Retirement Plan (which was not paid until May
    1996); and (iii) $48,203, $16,475, $12,245, $7,827 and $21,548,
    respectively, under the Supplemental Retirement Plan. In 1994, Messrs. Canzone, Pulciani, Silbert and Clark, and Ms. Garelik, earned (i) $51,146, $24,389, $4,843, $17,504 and $30,113, respectively, under the Deferred Compensation Plan; (ii) $10,182, $10,182, $0, $10,182 and $10,182,
    respectively, under the Retirement Plan (which was not paid until May
    1995); and (iii) $45,605, $15,633, $0, $7,401 and $20,666, respectively, under the Supplemental Retirement Plan. Mr. Silbert was not eligible to participate in the Retirement Plan or the Supplemental Retirement Plan in fiscal 1994. Mr. Silbert became eligible to participate in the Deferred Compensation Plan on January 1, 1995.

(6) These options were granted to the Named Executive Officers in 1995 and 1996 pursuant to the Partnership's 1995 Partnership Unit Option Plan. Pursuant to the Incorporation Plan, an option to purchase one share of Common Stock was issued in substitution for each outstanding option to purchase one partnership unit. See "--Option Plans" and "Certain Relationships and Related Transactions--The Incorporation Plan".

(7) These options were granted to the Named Executive Officers in 1993 (or in the case of Mr. Silbert, in 1994) pursuant to the Partnership's 1993 Performance Partnership Unit Option Plan. In connection with the Chadwick's Acquisition, the Partnership amended the options which were previously granted to the Named Executive Officers in 1993 (or in the case of Mr. Silbert, in 1994) pursuant to the Partnership's 1993 Performance Partnership Unit Option Plan. See "--Option Plans--Brylane 1996 Performance Option Plan". Pursuant to the Incorporation Plan, an option to purchase one share of Common Stock was issued in substitution for each outstanding option to purchase one partnership unit. See "--Option Plans" and "Certain Relationships and Related Transactions--The Incorporation Plan".

EMPLOYMENT AGREEMENTS

  B.L. Management Services, Inc., an indirect, wholly-owned subsidiary of the Company ("B.L. Management"), has entered into employment agreements with each of Messrs. Canzone, Pulciani, Silbert and McGrain, and Mmes. Garelik, Noriega-Wilson and Silverman, which agreements commenced on May 1, 1996. These agreements provide for annual salaries for each of these individuals which currently are $580,000, $315,000, $305,000, $185,000, $402,000, $222,000 and
$240,000, respectively. In addition, the Partnership has entered into comparable employment agreements with each of Messrs. Bennett, Brosius and Clark which provide for annual salaries which currently are $220,000, $220,000 and $220,000, respectively. Each of the employment agreements entered into by B.L. Management and the Partnership will expire on or about April 30, 1998, but will be automatically renewed for one-year terms thereafter, unless notice is given as specified in such employment agreements. On July 15, 1996, B.L. Management entered into an amendment to the employment agreement with Ms. Garelik which reflects Ms. Garelik's promotion to President of the Partnership and her corresponding increased compensation and bonus plan participation. In the event that the employment of any of these individuals is terminated without "cause" or the individual resigns for "good reason" (as such terms are defined in the employment agreements), Brylane will be required to pay such individual's base salary (reduced by any salary earned from other sources) for the greater of (i) the remainder of the term of the applicable employment agreement or (ii) nine months (or six months in the case of one executive). The employment agreements also provide for (i) the payment of one year's salary upon termination of employment by reason of death or disability (less any amounts paid to such individuals under any disability plans), and (ii) with respect to the termination of any of these individuals other than for "cause", the payment of a pro rata portion of any bonuses or incentive compensation payable with respect to any period commencing prior to the date of such individual's termination. In addition, the employment agreements provide that each executive will not compete with Brylane for a period of twelve months after termination (subject to certain exceptions), unless the executive terminates his or her employment for "good reason".

  The Partnership has entered into employment agreements with each of Mr. Rao and Ms. Meyrowitz, which agreements commenced on December 9, 1996 and will continue for a three-year term. These agreements provide for annual salaries of $375,000 for Mr. Rao and $350,000 for Ms. Meyrowitz and for participation in Chadwick's performance bonus programs. Upon termination of these employment agreements, the Partnership has agreed, subject to certain conditions, to enter into new employment agreements on terms substantially similar to those contained in the employment agreements described above for B.L. Management. Prior to this time, in the event the employment of either of these individuals is terminated without "cause" or if the individual resigns for "good reason" (as such terms are defined in the employment agreements) the Partnership will be required to pay such individual's base salary (reduced by compensation from other employment after the first 12 months of the period) for the longer of
(i) one year or (ii) the remainder of the term of the applicable employment agreement, continue certain benefits, and make prorated bonus payments. The Rao and Meyrowitz employment agreements also provide for the payment of an amount equal to two times such individual's annual base salary, along with certain additional benefits, in the event such individual's employment terminates under certain circumstances for the two year period following a "change of control" (as defined). Upon a change of control, whether or not an individual's employment terminates, the agreements provide for the immediate, lump sum payment of certain bonus amounts. In addition, these employment agreements provide that, subject to certain exceptions, such executives will not compete with the Partnership for a period of 12 months after termination of employment by the Company under certain circumstances.

STOCK SUBSCRIPTION PLANS

  In connection with the Incorporation Plan, the Company adopted the Brylane Inc. 1996 Stock Subscription Plan (the "Brylane Subscription Plan"), which in part acts as a successor to a stock subscription plan (as amended, the "Subscription Plan") adopted by VP Holding in connection with the Brylane Acquisition. Participants in the Brylane Subscription Plan are all of the members of management of Brylane other than the Named Executive Officers, Messrs. Johnson, Bennett and Brosius, and Mmes. Bourneuf and Noriega-Wilson. In addition, the Company has adopted the Brylane Inc. 1996 Senior Management Stock Subscription Plan (the "Senior Management Plan", and collectively with the Brylane Subscription Plan, the "Stock Subscription Plans"), which in part acts as a successor to the Subscription Plan with respect to the shares of VP Holding purchased by the Named Executive Officers, Messrs. Johnson, Bennett and Brosius, and Mmes. Bourneuf and Noriega-Wilson (collectively, the "Senior Management Investors"). The Company has reserved 653,000 shares of Common Stock for issuance under the Stock Subscription Plans collectively, of which 145,000 shares remain available for issuance. Until May 27, 1998, the Company may be required to repurchase Mr. Johnson's Common Stock at the greater of $10.00 per share or fair market value in the event of Mr. Johnson's death or disability.

  Pursuant to the Stock Subscription Plans, the following individuals purchased the number of shares of Common Stock set forth after their names at a purchase price of $10.00 per share: Mr. Canzone, 100,000; Ms. Garelik, 40,000; Mr. Pulciani, 25,000; Mr. Doyle, 5,000; Mr. Johnson, 30,000; Mr.
McGrain, 15,000; Mr. Silbert, 20,000; Ms. Silverman, 15,000; Mr. Bennett, 22,500; Mr. Brosius, 22,500; and Mr. Clark, 25,000. For these individuals, $500,000, $200,000, $125,000, $50,000, $0, $150,000, $100,000, $75,000,
$112,500, $112,500 and $125,000 of their purchase price, respectively, was financed through the delivery of promissory notes on the terms described below. Pursuant to the Stock Subscription Plans, Ms. Bourneuf and Ms. Noriega-Wilson purchased 7,500 and 15,000 shares of Common Stock, respectively, at a purchase price of $15.00 per share, for which $0 and $112,500 of their respective purchase prices were financed through the delivery of promissory notes on the terms described below. Participants who chose not to pay the entire purchase price of their subscription in cash could elect to pay up to 50% of such purchase price through the delivery of a five-year, full recourse promissory note, bearing interest at the rate of interest designated by Morgan Guaranty as the prime rate at the time of purchase (which at the time of the Brylane Acquisition was approximately 6%). In a few instances, the portion of the purchase price paid by promissory note was greater than 50% of the total purchase price. Accrued interest on the promissory notes is payable quarterly, and the principal balance of, including all accrued and unpaid interest on, the promissory notes is payable in full at maturity. The shares of Common Stock purchased by such individuals who partially financed their purchases in this manner have been pledged to the Company in order to secure repayment of the notes. As of August 2, 1997, of the aggregate purchase price of approximately $5.2 million paid for the shares of Common Stock purchased by such individuals (net of repurchases), promissory notes in the aggregate amount of approximately $2.5 million have been delivered.

OPTION PLANS

 Brylane 1996 Performance Option Plan

  In connection with the Incorporation Plan, the Company adopted the Brylane Inc. 1996 Performance Stock Option Plan (the "Brylane 1996 Performance Option Plan"), which acts as the successor to the Partnership's 1993 Performance Partnership Unit Option Plan (as amended, the "1993 Option Plan") which was adopted in connection with the Brylane Acquisition. An aggregate of 779,584 shares of Common Stock have been reserved for issuance under the Brylane 1996 Performance Option Plan. As amended, substantially all options currently become exercisable in full (i) on August 30, 1998, upon the determination by the Board (or a committee thereof) that the Company has achieved an aggregate targeted earnings before interest, income taxes, depreciation and amortization of $323.0 million for the four and one-half year period ending January 31, 1998, or (ii) on August 30, 2002. The exercisability of all options granted pursuant to the Brylane 1996 Performance Option Plan is subject to acceleration at any time in the discretion of the Board (or a committee thereof). As amended, all options granted under the Brylane 1996 Performance Option Plan terminate 10 years from the date of grant of the options under the 1993 Option Plan, if not sooner due to termination of employment.

  Messrs. Canzone, Pulciani, Doyle, Johnson, McGrain, Silbert, Bennett, Brosius and Clark, and Mmes. Bourneuf, Garelik, Silverman and Noriega-Wilson have been granted the right to purchase 250,000, 36,459, 3,750, 20,000, 11,250, 20,000, 31,250, 31,250, 34,375, 25,000, 43,750, 11,250 and 15,000
shares of Common Stock, respectively, at a price of $15.00 per share.

  As of September 15, 1997, options for the purchase of 644,584 shares of Common Stock at a purchase price of $15.00 per share were outstanding under the Brylane 1996 Performance Option Plan, and options for the purchase of 135,000 shares remained available for issuance.

  As of September 15, 1997, no options were exercisable under the Brylane 1996 Performance Option Plan.

 Brylane 1996 Option Plan

  In connection with the Incorporation Plan, the Company adopted the Brylane Inc. 1996 Stock Option Plan (the "Brylane 1996 Option Plan"), which acts as the successor to the Partnership's 1995 Partnership Unit Option Plan (as amended, the "1995 Option Plan") which was adopted in connection with the Brylane Acquisition. As amended, an aggregate of 1,700,000 shares of Common Stock have been reserved for issuance under the Brylane 1996 Option Plan. Other than as described below, all options become exercisable in three equal annual installments on the first, second and third anniversaries of the date of original grant (including, if relevant, the date of grant of the options under the 1995 Option Plan). As amended, all options granted under the Brylane 1996 Option Plan terminate seven to ten years from the date of original grant (including, if relevant, the date of grant of the options under the 1995 Option Plan), if not sooner due to termination of employment.

  Messrs. Canzone, Johnson, Pulciani, Silbert, Doyle, McGrain, Bennett, Brosius and Clark, Mmes. Bourneuf, Garelik, Noriega-Wilson and Silverman have been granted the right to purchase 20,000, 25,000, 6,000, 6,000, 1,000, 3,000,
5,000, 5,000, 5,500, 4,000, 10,000, 4,000 and 4,000 shares of Common Stock, respectively, at a price of $15.00 per share and a term of seven years. Messrs. Canzone, Pulciani, Silbert, Doyle, McGrain, Bennett, Brosius and Clark, and Mmes. Garelik, Bourneuf, Noriega-Wilson and Silverman have been granted the right to purchase 24,000, 12,000, 6,000, 2,000, 4,000, 6,000, 6,000,
5,000, 18,000, 4,000, 6,000 and 6,000 shares of Common Stock, respectively, at a price of $19.00 per share and a term of seven years. Messrs. Canzone, Pulciani, Silbert, Doyle, McGrain, Bennett, Brosius, Clark, Johnson and Rao, and Mmes. Garelik, Bourneuf, Noriega-Wilson, Silverman and Meyrowitz have been granted the right to purchase 25,000, 15,000, 3,000, 4,000, 3,000, 3,000,
5,000, 2,500, 10,000, 17,000, 17,000, 3,000, 5,000, 6,000 and 15,000 shares of
Common Stock, respectively, at a price of $36.00 per share and a term of seven years. In addition, Mr. Rao and Ms. Meyrowitz have each been granted the right to purchase 25,000 shares of Common Stock at a price of $20.00 per share, which options expire on December 9, 2006. In addition, in connection with the Chadwick's Acquisition, Mr. Rao and Ms. Meyrowitz were granted options to purchase 2,269 and 1,861 shares of Common Stock, respectively, at a price of $9.92 per share, in exchange for certain of their options to purchase TJX common stock. Such options vest in full on September 20, 1997 and expire on September 20, 2004. Finally, also in connection with the Chadwick's Acquisition, Mr. Rao and Ms. Meyrowitz were granted options to purchase 6,033 and 4,536 shares of Common Stock, respectively, at a price of $5.67 per unit, in exchange for certain of their options to purchase TJX common stock. Such options vest in equal 50% increments on September 6, 1997 and September 6, 1998, and expire on September 6, 2005. On May 22, 1997, Mr. Starrett was granted an option to purchase 2,000 shares of Common Stock, at a price of $29.875 per share and a term of seven years, as well as an additional option to purchase 3,347 shares of Common Stock, at a price of $25.40 per share, which option vests in full on May 22, 1998 and expires on May 22, 2004.

  As of September 15, 1997, options for the purchase of 125,417 shares of Common Stock at a purchase price of $15.00 per share, options for the purchase of 140,733 shares of Common Stock at a purchase price of $19.00 per share, options for the purchase of 118,375 shares of Common Stock at a purchase price of $20.00 per share, options for the purchase of 2,000 shares of Common Stock at a purchase price of $29.875 per share, options for the purchase of 3,347 shares of Common Stock at a purchase price of $25.40 per share, substitute options (issued in connection with the Chadwick's Acquisition) for the purchase of 13,950 shares of Common Stock at a purchase price of $9.92 per share, options for the purchase of 257,350 shares of Common Stock at a purchase price of $36.00 per share, and substitute options (issued in connection with the Chadwick's Acquisition) for the purchase of 34,472 shares of Common Stock at a purchase price of $5.67 per share, were outstanding under the Brylane 1996 Option Plan, and options for the purchase of 992,422 shares remained available for issuance.

  As of September 15, 1997, options to purchase an aggregate of 11,934 shares of Common Stock had been exercised under the Brylane 1996 Option Plan.

  The following table sets forth information concerning options granted to the Named Executive Officers of the Company during fiscal 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                      INDIVIDUAL GRANTS
                         --------------------------------------------
                                                                        POTENTIAL REALIZABLE
                                                                          VALUE AT ASSUMED
                         NUMBER OF  % OF TOTAL                              ANNUAL RATES
                         SECURITIES  OPTIONS                               OF STOCK PRICE
                         UNDERLYING GRANTED TO                              APPRECIATION
                          OPTIONS   EMPLOYEES  EXERCISE OR               FOR OPTION TERM(3)
                          GRANTED   IN FISCAL  BASE PRICE  EXPIRATION   ---------------------
          NAME           (#)(1)(2)     YEAR      ($/SH)       DATE        5%($)      10%($)
          ----           ---------- ---------- ----------- ----------   ---------- ----------
Peter J. Canzone........   24,000     16.78       19.00(4)  7/15/03(6)     186,960    433,200
                          250,000     40.35       15.00(5)  8/30/03(7)   3,285,000  5,995,000
Sheila R. Garelik.......   18,000     12.59       19.00(4)  7/15/03(6)     140,220    324,900
                           43,750      7.06       15.00(5)  8/30/03(7)     574,875  1,049,125
Robert A. Pulciani......   12,000      8.39       19.00(4)  7/15/03(6)      93,480    216,600
                           36,459      5.88       15.00(5)  8/30/03(7)     479,071    874,287
Jules Silbert...........    6,000      4.20       19.00(4)  7/15/03(6)      46,740    108,300
                           20,000      3.23       15.00(5)  2/18/04(7)     262,800    479,600
Bruce G. Clark..........    5,000      3.50       19.00(4)  7/15/03(6)      38,950     90,250
                           34,375      5.55       15.00(5)  8/30/03(7)     451,688    824,313

--------
(1) Pursuant to the Incorporation Plan, the options to purchase partnership units previously issued to the Named Executive Officers pursuant to the 1993 Option Plan or the 1995 Option Plan, as the case may be, have been terminated and replaced by the options to purchase shares of Common Stock of Brylane Inc. set forth in the table above with substantially similar terms.
(2) Does not include options to purchase 25,000, 15,000, 3,000, 2,500 and 17,000 shares of Common Stock, at a purchase price of $36.00 per share, that were granted to Messrs. Canzone, Pulciani, Silbert, Clark and Mme. Garelik, respectively, in July 1997 pursuant to the Brylane 1996 Option Plan.
(3) The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. No gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.
(4) The exercise price per share of these options was equal to the fair market value of the Common Stock on the date of grant.
(5) The original exercise price of these options was $10.00 per share, which was equal to the fair market value of the Common Stock on the original date of grant. These options were amended in connection with the Chadwick's Acquisition to, among other things, increase the exercise price from $10.00 per share to $15.00 per share. The fair market value of the Common Stock on the date of such amendment was $20.00 per share.
(6) These options were granted under the Brylane 1996 Option Plan and will terminate seven years from the date of grant of the options issued to the Named Executive Officers under the 1995 Option Plan (if not sooner due to termination of employment). These options become exercisable in three equal installments on the first, second and third anniversaries of the date of grant of the options issued to the Named Executive Officers under the 1995 Option Plan. See "--Option Plans".
(7) These options were granted under the Brylane 1996 Performance Option Plan and will terminate 10 years from the date of grant of the options issued to the Named Executive Officers under the 1993 Option Plan (if not sooner due to termination of employment). These options are being reported as option grants in the last fiscal year due to an amendment in connection with the Chadwick's Acquisition of the options previously granted to the Named Executive Officers in 1993 (or in the case of Mr. Silbert, in 1994) under the 1993 Option Plan. As amended, these options will become exercisable in full (i) on August 30, 1998, upon the Company's achievement of certain performance targets, or (ii) on August 30, 2002. See "--Option Plans".

  The following table sets forth information concerning the number and value of securities underlying unexercised options held by each of the Named Executive Officers as of February 1, 1997.

                  AGGREGATED OPTION EXERCISES IN LAST FISCAL
                    YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                                VALUE OF UNEXERCISED
                                                     NUMBER OF SECURITIES           IN-THE-MONEY
                                                    UNDERLYING UNEXERCISED           OPTIONS AT
                                                  OPTIONS AT FEBRUARY 1, 1997     FEBRUARY 1, 1997
                         SHARES ACQUIRED  VALUE            (#)(1)(2)                   ($)(3)
                           ON EXERCISE   REALIZED --------------------------- -------------------------
  NAME                         (#)         ($)     EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE
  ----                   --------------- -------- --------------------------- -------------------------
Peter J. Canzone........       --           --           6,667/287,333            60,003/2,489,997
Sheila R. Garelik.......       --           --           3,333/68,417             29,997/543,753
Robert A. Pulciani......       --           --           2,000/52,459             18,000/424,131
Jules Silbert...........       --           --           2,000/30,000             18,000/246,000
Bruce G. Clark..........       --           --           1,833/43,042             16,497/367,378

--------
(1) Pursuant to the Incorporation Plan, the options to purchase partnership units previously issued to the Named Executive Officers pursuant to the 1993 Option Plan and the 1995 Option Plan have been terminated and replaced by the options to purchase shares of Common Stock of Brylane Inc. set forth in the table above with substantially similar terms under the Brylane 1996 Performance Option Plan and the Brylane 1996 Option Plan, respectively.
(2) Does not include options to purchase 25,000, 15,000, 3,000, 2,500 and 17,000 shares of Common Stock, at a purchase price of $36.00 per share, that were granted to Messrs. Canzone, Pulciani, Silbert, Clark and Mme. Garelik, respectively, in July 1997 pursuant to the Brylane 1996 Option Plan.
(3) These values are calculated using the Initial Public Offering price of $24.00 per share, less the exercise price of the options.

RETIREMENT PLANS

  All of the Company's employees over 21 years of age are eligible to participate in the Brylane, L.P. Savings and Retirement Plan (the "Retirement Plan") after one year of employment. The Retirement Plan allows eligible employees to make pre-tax contributions up to the lesser of $9,500 or 10% of their compensation. All amounts contributed by employees are immediately fully vested. The Company matches 100% of employee contributions to the Retirement Plan up to a maximum employer contribution of 3% of the employee's compensation. In addition, the Company makes additional contributions to the Retirement Plan equal to 4% of each participant's compensation up to the Social Security taxable wage base for the year (which was $62,700 for 1996) and equal to 7% of each participant's total compensation which exceeds that amount. An additional 1% of compensation is contributed by the Company on behalf of those participants who have completed at least five years of service. The Company's contributions begin to vest after three years of service, at which time such contributions are 20% vested. Thereafter, the contributions vest at a rate of 20% each year so that the Company's contributions are fully vested after seven years of service. Notwithstanding the foregoing, the Company's contributions fully vest when the employee reaches age 65, dies or becomes disabled while employed by the Company. Benefits under the Retirement Plan are paid in the form of a lump sum distribution following termination of employment. In certain circumstances, participants may be entitled to receive a distribution prior to termination of employment. Participants may borrow from the Retirement Plan up to 50% of their vested funds.

  In addition to the Retirement Plan, the Company maintains the Brylane, L.P. Supplemental Retirement Plan for certain highly compensated employees (the "Supplemental Retirement Plan"). The Supplemental Retirement Plan allows an eligible employee to receive the contributions which the employee would otherwise receive under the Retirement Plan, except for certain limitations imposed by the Internal Revenue Code of 1986, as amended. An individual will receive such a contribution only if he or she is employed by the Company on the last day of the year. Gains and losses are credited to such employee account at a rate of 7 3/4%, compounded annually.

  Vesting of contributions to the Supplemental Retirement Plan occurs at the same rate as the Company's contributions to the Retirement Plan. The nonvested portion of any account is forfeited upon termination of employment. Benefits under the Supplemental Retirement Plan are paid in the same manner as under the Retirement Plan. The benefits under the Supplemental Retirement Plan are not funded, consisting of unsecured liabilities payable by the Company out of its general assets.

DEFERRED COMPENSATION PLAN

  The Company has adopted the Brylane, L.P. Deferred Compensation Plan for eligible employees (the "Deferred Compensation Plan"). The Deferred Compensation Plan credits participants' accounts with amounts of compensation, up to 90% of compensation, which they defer voluntarily pursuant to elections made prior to the period with respect to which such compensation is earned ("Deferrals"). The Deferrals will not be subject to federal income tax at the time of the Deferral. Each participant's Deferrals are fully vested at all times. Further, the Company may cause matching contributions to be credited to certain participants' accounts at its discretion. Matching contributions credited to the participants' accounts vest in the same manner as under the Retirement Plan. A participant's account is payable at such time and in the same manner as under the Retirement Plan.

  Participation in the Deferred Compensation Plan is at the discretion of the Board. Participants' accounts in the Deferred Compensation Plan will be credited with interest at a rate specified by a committee of members of the Board (currently the greater of LIBOR plus 2.0% or 7 3/4%). The benefits under the Deferred Compensation Plan are not funded, consisting of unsecured liabilities payable by the Company out of its general assets. Participants may elect to have benefits paid in the form of lump-sum distributions or over a period of time. Since December 1993, the Company has made pay-outs in the approximate aggregate amount of $306,000 to certain former employees and one former executive officer under the Deferred Compensation Plan.

PERFORMANCE BONUS PROGRAM

  The Company (and its subsidiaries) have a semi-annual performance bonus program based upon goals relating to the Company's operating profit. Such goals are established at the beginning of each six-month season based upon a review by the Board of management's operating budget for that season. Each participant in such program may receive a bonus based on a certain percentage of half of his or her annual salary, with the actual bonus amount to be based upon the extent to which the operating profit goals for that season are met or exceeded.

CHADWICK'S MANAGEMENT INCENTIVE PLAN

  In connection with the Chadwick's Acquisition, Brylane adopted the Chadwick's Management Incentive Plan (the "Chadwick's MIP"). The Chadwick's MIP is intended to provide key officers and associates of the Company's Chadwick's division with cash incentive opportunities based on annual performance goals. The Chadwick's MIP is administered by the Company's Compensation Committee, which has full authority to grant awards, including selecting the relevant performance criteria thereunder, adjusting performance criteria or award amounts in certain circumstances, and amending the terms of such plan. At the beginning of each fiscal year, the Compensation Committee determines a range of performance goals from minimum to target to maximum, and for each participant determines the relative weights of these performance goals and the award amounts payable upon attainment of the goals.

CHADWICK'S LONG RANGE MANAGEMENT INCENTIVE PLAN

  In connection with the Chadwick's Acquisition, Brylane adopted the Chadwick's Long Range Management Incentive Plan (the "Chadwick's LRMIP"). The Chadwick's LRMIP is administered by the Compensation Committee, which has full authority to grant awards, including selecting the relevant performance criteria thereunder, adjusting the performance criteria or award amounts in certain circumstances, and amending the terms of such plan. Awards under the Chadwick's LRMIP are generally made annually for each successive rolling three-year cycle. At the time of award, the Compensation Committee determines a range of performance goals for the three-year award cycle, from minimum to target to maximum, and for each participant determines the relative weights of these performance goals and the award amounts payable upon attainment of the goals.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company has a Compensation Committee of its Board of Directors which currently consists of Ronald P. Spogli, John M. Roth and Samuel P. Fried (except that, when determining the compensation of "named executive officers" (as defined in Section 162(m) of the Internal Revenue Code), the Compensation Committee consists of Messrs. Fried and Starrett). Messrs. Spogli and Roth are two of the three FS&Co. nominees to the Board, and Mr. Fried is one of the two nominees of The Limited to the Board. See "Certain Relationships and Related Transactions" for information regarding the interests of FS&Co. and of The Limited in certain transactions and arrangements involving the Company. In May 1994, in connection with his election to the Board of Representatives of the Partnership, Mr. Johnson purchased 30,000 shares of VP Holding common stock and was granted an option to purchase 20,000 partnership units in the Partnership under the 1993 Option Plan. In September 1995, Mr. Johnson was granted an option to purchase 25,000 partnership units in the Partnership under the 1995 Option Plan. Also in September 1995, the Company agreed to pay to Mr. Johnson an annual consulting fee of $75,000. In connection with the Incorporation Plan, these securities have been exchanged for 30,000 shares of Company Common Stock, an option to purchase 20,000 shares of Company Common Stock, and an option to purchase 25,000 shares of Company Common Stock, respectively. In addition, on July 24, 1997, Mr. Johnson was granted an option to purchase 10,000 shares of Common Stock, at a price of $36.00 per share, pursuant to the Brylane 1996 Option Plan. On May 22, 1997, Mr. Starrett was granted an option to purchase 2,000 shares of Common Stock, at a price of $29.875 per share, as well as an additional option to purchase 3,347 shares of Common Stock, at a purchase price of $25.40 per share, pursuant to the Brylane 1996 Option Plan. See "--Stock Subscription Plans" and "--Option Plans".

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information, as of September 15, 1997, regarding the beneficial ownership of the Company's Common Stock and Series A Preferred Stock, (i) immediately prior to the Offerings, and (ii) as adjusted to reflect (x) the sale of an aggregate of 5,000,000 shares of Common Stock by the Selling Stockholders pursuant to the Offerings, and (y) the repurchase by the Company of an aggregate of 2,500,000 shares of Common Stock from the Selling Stockholders pursuant to the Common Stock Repurchase (including the conversion by the TJX Noteholder of approximately $9.7 million of the Convertible Note into 352,908 shares of Common Stock in connection therewith), by (a) each stockholder who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (b) the Selling Stockholders, (c) each of the Named Executive Officers, (d) each director and (e) all directors and executive officers as a group.

                                 SHARES BENEFICIALLY                                        SHARES BENEFICIALLY
                              OWNED PRIOR TO OFFERINGS                                     OWNED AFTER OFFERINGS
    NAME AND ADDRESS              AND COMMON STOCK             SHARES OFFERED                AND COMMON STOCK
 OF BENEFICIAL OWNER (1)           REPURCHASE (2)             IN THE OFFERINGS  SHARES TO  REPURCHASE (1)(3)(4)
-----------------------       ------------------------------- ----------------     BE      ---------------------
                                 NUMBER            PERCENT         NUMBER      REPURCHASED   NUMBER           PERCENT
                              --------------     ------------ ---------------- ----------- -------------     -----------
    Freeman Spogli & Co. In-
     corporated(5)(6).......       8,527,000           43.8%     2,758,471      1,379,235      4,389,294          25.3%
    The Limited, Inc.(7)....       5,000,000           25.7      1,617,492        808,746      2,573,762          14.8
    TJX Noteholder(8).......         727,273            3.7        235,272        117,636        374,365(9)        2.1
    Leeway & Co.(10)........         500,000            2.6        161,749         80,875        257,376           1.5
    NYNEX(11)...............         500,000            2.6        161,749         80,875        257,376           1.5
    WearGuard(12)...........         171,753             *          55,562         27,781         88,410            *
    William C. Johnson......          46,666(13)         *           9,705          4,852         32,109(13)        *
    Peter J. Canzone........         121,432(14)         *             --             --         121,432(14)        *
    Sheila R. Garelik.......          53,166(15)         *             --             --          53,166(15)        *
    Robert A. Pulciani......          33,100(16)         *             --             --          33,100(16)        *
    Jules Silbert...........          28,082(17)         *             --             --          28,082(17)        *
    Bruce G. Clark..........          30,540(18)         *             --             --          30,540(18)        *
    Ronald P. Spogli(6).....             --             --             --             --             --            --
    John M. Roth(6).........             --             --             --             --             --            --
    Mark J. Doran(6)........             --             --             --             --             --            --
    Samuel P. Fried.........             --             --             --             --             --            --
    William K. Gerber.......             --             --             --             --             --            --
    Peter M. Starrett.......           4,000             *             --             --           4,000            *
    All directors and
     executive officers of
     Brylane as a group (21
     persons)...............       8,985,429(19)       45.9%     2,768,176      1,384,087      4,833,166(20)      27.7%

--------
* Less than 1%.
(1) The persons and entities named in this table have sole voting power and investment power with respect to all shares of Common Stock or Series A Preferred Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in this table and these notes.

(2) Mr. Rao and Ms. Meyrowitz each own 50%, or 37,500 shares, of the Series A Preferred Stock.

(3) Assumes no exercise of the Underwriters' over-allotment option.

(4) The Company has reserved for issuance, to officers, key employees, certain members of the Board and consultants of the Company (or its subsidiaries), options to purchase up to 2,479,584 shares of Company Common Stock. See "Management--Option Plans".

(5) The shares shown as beneficially owned by FS&Co. prior to the Offerings and the Common Stock Repurchase are held of record as follows: 4,093,690 shares owned by FS Equity Partners II, L.P. ("FSEP II"); 4,273,129 shares owned by FS Equity Partners III, L.P. ("FSEP III"); and 160,181 shares owned by FS Equity Partners International, L.P. ("FSEP International"). FS&Co. is the sole general partner of FSEP II. FS Capital Partners, L.P. ("FS Capital"), an affiliate of FS&Co., is the sole general partner of FSEP III. FS Holdings, Inc. ("FSHI") is the sole general partner of FS Capital. The sole general partner of FSEP International is FS&Co. International, L.P. ("FS&Co. International"). The sole general partner of FS&Co. International is FS International Holdings Limited ("FS International Holdings"), an affiliate of FS&Co. As the general partners of FSEP II, FS Capital (which is the general partner of FSEP III), and
                                        (Footnotes continued on following page)

     FS&Co. International (which is the general partner of FSEP International), respectively, FS&Co., FSHI and FS International Holdings have the sole power to vote and dispose of the shares of the Company held by each of FSEP II, FSEP III and FSEP International, respectively.

 (6) Messrs. Spogli and Roth, each of whom is a member of the Board, and Mr. Bradford M. Freeman, Mr. J. Frederick Simmons and Mr. William M. Wardlaw are general partners of FS&Co., and Messrs. Spogli, Roth, Freeman, Simmons and Wardlaw and Mr. Charles P. Rullman are the sole directors, officers and shareholders of FSHI and FS International Holdings, and as such may be deemed to be the beneficial owners of the shares indicated as beneficially owned by FS&Co. Mr. Doran, a member of the Board, is affiliated with FS&Co., FS&Co. International and FS Capital, and as such may be deemed to be the beneficial owner of the shares indicated as beneficially owned by FS&Co. The business address of FS&Co. and its general partners, FSHI and its sole directors, officers and shareholders, FS Capital, FSEP II and FSEP III is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. The business address of FS International Holdings, FS&Co. International and FSEP International is c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, P.O. Box 1111, Grand Cayman, George Town, Cayman Islands, B.W.I. The business address of Mr. Doran is 599 Lexington Avenue, 18th Floor, New York, New York 10022.

 (7) All shares shown as beneficially owned by The Limited are held of record by M&P Distributing Co. The business address of The Limited is 3 Limited Parkway, Columbus, Ohio 43230.

 (8) The shares shown as beneficially owned by the TJX Noteholder are issuable upon exercise in full of the Convertible Note, which is held of record by TJX. The business address of TJX is 770 Cochituate Road, Framingham, Massachusetts 01701.

 (9) The shares will be issuable upon conversion of the remaining portion of the Convertible Note.

(10) The shares shown as beneficially owned by Leeway & Co. are held of record by Leeway & Co., a Massachusetts partnership, as nominee for the Long Term Investment Trust, a trust governed by the laws of the State of New York ("Leeway & Co."). The business address of Leeway & Co. is One Oak Way, Berkeley Heights, New Jersey 07922.

(11) The shares shown as beneficially owned by NYNEX are held of record by NYNEX Master Trust, a trust governed by the laws of the State of New York ("NYNEX"). The business address of NYNEX is 200 Park Avenue, New York, New York 10166.

(12) The shares shown as beneficially owned by WearGuard are held of record by ARAMARK/Gall's Group, Inc., whose business address is 1101 Market Street, Philadelphia, Pennsylvania 19107-2988. Includes 106,753 shares of Common Stock with respect to which WearGuard has sole beneficial ownership and 65,000 shares of Common Stock with respect to which WearGuard has shared beneficial ownership.

(13) Includes 16,666 shares of Common Stock issuable with respect to options exercisable within 60 days of September 15, 1997.

(14) Includes 21,332 shares of Common Stock issuable with respect to options exercisable within 60 days of September 15, 1997.

(15) Includes 12,666 shares of Common Stock issuable with respect to options exercisable within 60 days of September 15, 1997 and 500 shares of Common Stock held by son.

(16) Includes 8,000 shares of Common Stock issuable with respect to options exercisable within 60 days of September 15, 1997.

(17) Includes 6,000 shares of Common Stock issuable with respect to options exercisable within 60 days of September 15, 1997 and 1,041 shares of Common Stock held by wife.

(18) Includes 5,332 shares of Common Stock issuable with respect to options exercisable within 60 days of September 15, 1997.

(19) Includes 8,527,000 shares of Common Stock beneficially owned by affiliates of FS&Co. and 107,070 shares of Common Stock issuable with respect to options exercisable within 60 days of September 15, 1997.

(20) Includes 4,389,294 shares of Common Stock beneficially owned by affiliates of FS&Co. and 107,070 shares of Common Stock issuable with respect to options exercisable within 60 days of September 15, 1997.

                        SHARES ELIGIBLE FOR FUTURE SALE

RESTRICTED SECURITIES

  As of September 15, 1997, and after giving effect to the consummation of the Offerings and the Common Stock Repurchase (including the conversion by the TJX Noteholder of approximately $9.7 million of the Convertible Note into 352,908 shares of Common Stock in connection therewith), the Company would have had outstanding 17,336,287 shares of Common Stock. Of these shares, the 4,000,000 shares of Common Stock sold in the Initial Public Offering and the 5,000,000 shares of Common Stock to be sold in the Offerings, as well as 770,069 additional shares of Common Stock, will be freely tradeable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 7,566,218 shares outstanding upon completion of the Common Stock Repurchase will be "restricted securities" as that term is defined under Rule 144. Substantially all of such restricted shares are entitled to piggyback registration rights as well as certain demand registration rights. See "--Registration Rights". In addition, substantially all of such restricted shares may be eligible for immediate public resale pursuant to Rule 144 (subject, in the case of affiliates, to the volume limitations contained therein) or Rule 701 of the Securities Act; provided, that if FS&Co. were to distribute to its partners the shares of Common Stock held by affiliates of FS&Co., such partners who are not themselves affiliates of the Company could sell such shares pursuant to Rule 144 without compliance with such volume limitations. Further, options to purchase an aggregate of 99,218 additional shares of Common Stock previously granted to employees of the Company and others were exercisable as of September 15, 1997. The remaining options to purchase an aggregate of 1,241,010 shares of Common Stock previously granted to employees of the Company and others began to vest and become exercisable on September 20, 1997. The Company has caused the shares of Common Stock held by employees of the Company and certain other individuals or subject to options granted under the Company's option plans to be registered under the Securities Act. See "Management--Stock Subscription Plans" and "Management--Option Plans".

  The 75,000 shares of Series A Preferred Stock issued to Mr. Rao and Ms. Meyrowitz are (and the 75,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock will be) restricted securities and will be eligible for resale under Rule 144 (subject to applicable volume limitations) in three equal annual installments beginning on December 9, 1997.

  In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of restricted shares from the Company or any affiliate of the Company, the acquiror or subsequent holder thereof is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (173,362 shares immediately after the Common Stock Repurchase) or
(ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, if two years have elapsed since the later of the date of acquisition of restricted shares from the Company or from any affiliate of the Company, and the acquiror or any subsequent holder thereof is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person would be entitled to sell such shares under Rule 144(k) without regard to the above-described requirements.

  The Commission has recently proposed revisions to the holding periods and volume limitations contained in Rule 144. The adoption of amendments effecting such proposed revisions may result in resales of restricted securities sooner than would be the case under Rules 144 and 144(k) as currently in effect. However, there can be no assurance of when, if ever, such amendments will be proposed or adopted.

  Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. The Company has agreed not to sell any shares of its capital stock (or any rights, options or warrants to purchase, or any securities convertible or exchangeable into or exercisable for, capital stock), with certain limited exceptions, for a period of 90 days following the date of the Purchase Agreements, without the prior written consent of Merrill Lynch on behalf of the Representatives.

FS&Co., The Limited, Leeway & Co., NYNEX, the TJX Noteholder and WearGuard, as well as the directors of the Company, have each agreed not to sell, directly or indirectly, any of their shares (including as a result of distributions by FS&Co. to its partners of the shares of Common Stock held by affiliates of FS&Co.), with certain limited exceptions, for a period of 90 days following the date of the Purchase Agreements. In addition, certain executive officers of the Company have each agreed not to sell, directly or indirectly, any of their shares, with certain limited exceptions, following the date of the Purchase Agreements through December 15, 1997.

  The Company is unable to estimate the number of shares of Common Stock that will be sold under Rule 144, Rule 701, under the employee stock plan registration statements, or upon exercise of registration rights, since this will depend in part on the market price for the Common Stock, the personal circumstances of the sellers, and other factors not susceptible of being known in advance.

REGISTRATION RIGHTS

  The Company, the FS Stockholders, the Limited Stockholder, the TJX Noteholder, Leeway & Co., NYNEX and WearGuard have entered into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which each of the affiliates of FS&Co. holding Common Stock (the "FS Stockholders") or the affiliates of The Limited holding Common Stock (the "Limited Stockholder"), on behalf of itself or any of its affiliates, holding stock of the Company, individually or in the aggregate, representing not less than 10% of the total number of shares of the Common Stock then outstanding, or not less than $15.0 million in fair market value as determined by the Board (or such lesser number as constitutes all shares of Common Stock then held by such stockholder, provided that such number represents not less than 3% of the total number of shares of Common Stock then outstanding), will after the Offerings, in the case of the FS Stockholders, be able to require the Company to file one additional registration statement registering its Common Stock and, in the case of the Limited Stockholder, be able to require the Company to file two registration statements registering its Common Stock; provided, that the Company shall not be obligated to effect more than two such demand registrations (including the demand registration pursuant to which the Offerings are being made) during any eighteen-month period. After receiving notice of such a registration request, the TJX Noteholder, Leeway & Co., NYNEX, WearGuard and the Holder (as defined) that did not make the demand registration may each request that its shares also be included in such a demand registration, and the Company shall be obligated to include such shares. Unless the Holder making such demand registration shall consent, no other party, including the Company, shall be permitted to offer securities under any such demand registration, except that in the case of a demand registration by the FS Stockholders, the FS Stockholders may include the registrable securities of Leeway & Co. and NYNEX prior to and in preference of any securities of the Company and any other stockholder, and except that in the case of a demand registration requested by the FS Stockholders or a demand registration requested by the Limited Stockholder in which shares of the FS Stockholders are included, each of Leeway & Co. and NYNEX may, at its option, include up to a percentage of its shares equal to the percentage of the FS Stockholders' shares that are being sold in such demand registration. In addition, the Registration Rights Agreement also entitles the FS Stockholders and the Limited Stockholder and their respective affiliates, the TJX Noteholder, Leeway & Co., NYNEX and WearGuard to include Common Stock in any public offering of shares of Common Stock by the Company (other than pursuant to a registration statement on Form S-4 or Form S-8 of the Securities Act or a registration statement filed in connection with an exchange offer or offering of securities solely to the Company's existing securityholders, and subject to certain limitations on the number of shares included in such registration, as determined by the underwriters of such offering, if any). Finally, each of WearGuard, the TJX Noteholder, Leeway & Co. and NYNEX (or any affiliate of any of them that owns Common Stock) is able to require the Company to file one registration statement (which may be on Form S-3 if available for use by the Company) registering its Common Stock. After receiving notice of such registration request, the FS Stockholders and the Limited Stockholder and their respective affiliates may each request that its shares be included in such demand registration. Unless the Holder making such demand registration consents in writing, no other party, including the Company, shall be permitted to offer securities under such Holder's demand registration. WearGuard's demand right will terminate as soon as WearGuard is eligible to sell its shares without restriction as to amount and manner of sale under Rule 144 of the Securities Act. The demand right of each of the TJX Noteholder, Leeway & Co. and NYNEX shall terminate on February 26, 2000. Other than as described above with respect to the demand registration right of each of WearGuard, the TJX Noteholder, Leeway & Co. and NYNEX, these registration rights continue indefinitely until their exercise. Subject to certain limitations, the Company is required to bear all costs of any registration, other than underwriting fees, discounts or commissions and any out-of-pocket expenses of the Holders, if any. Following completion of the Offerings and the Common Stock Repurchase, all of the remaining 7,566,218 shares of Common Stock owned collectively by the FS Stockholders, The Limited Stockholder, Leeway & Co., NYNEX and WearGuard, as well as any shares of Common Stock held by the TJX Noteholder as a result of a conversion (in whole or part) of the remaining portion of the Convertible Note, will be subject to the Registration Rights Agreement. See "Principal and Selling Stockholders".

SHARES OF COMMON STOCK SUBJECT TO OPTIONS

  The Company has granted to certain executive officers and directors options to purchase an aggregate of 1,340,228 shares of Common Stock (as of September 15, 1997). As of September 15, 1997, an aggregate of 99,218 of such options were currently exercisable; while an aggregate of 13,950 of such options became exercisable on September 20, 1997; an aggregate of 82,500 of such options became exercisable on September 21, 1997; an aggregate of 118,375 of such options are not exercisable prior to December 9, 1997; an aggregate of 2,667 of such options are not exercisable prior to March 25, 1998; an aggregate of 5,347 of such options are not exercisable prior to May 22, 1998; an aggregate of 95,334 of such options are not exercisable prior to July 15, 1998; an aggregate of 257,350 of such options are not exercisable prior to July 24, 1998; and an aggregate of 20,903 of such options are not exercisable prior to September 6, 1998. The remaining 644,584 of such options may become exercisable as early as August 30, 1998 (subject to earlier acceleration), but will become exercisable on August 30, 2002 at the latest. The Company has, with respect to the Brylane 1996 Option Plan and to the Brylane 1996 Performance Option Plan, caused the shares of Common Stock to be received upon exercise of the options granted under each such plan to be registered under the Securities Act on a registration statement on Form S-8. See "Management-- Option Plans".

                         DESCRIPTION OF CAPITAL STOCK

  Pursuant to its Certificate of Incorporation filed with the Secretary of State of the State of Delaware on October 31, 1994 (as amended, the "Certificate"), the Company is currently authorized to issue capital stock consisting of 40,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), of which 75,000 shares have been designated as Series A Convertible Redeemable Preferred Stock, $.01 par value per share, which is convertible into shares of Common Stock (the "Series A Preferred Stock").

  The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Certificate, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and Delaware corporate law.

COMMON STOCK

  Holders of Common Stock are entitled to cast one vote per share on all matters and, except as described below, a majority vote is required for all actions taken by holders of Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of legally available funds. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share ratably in any distribution of the Company's assets, after payment of all debts and other liabilities and the liquidation preference of the Series A Preferred Stock. However, the primary assets of the Company are its ownership of all of the outstanding common stock of VP Holding which indirectly owns 100% of the interests in the Partnership through its wholly-owned subsidiaries, VGP and VLP. In the event of a liquidation, dissolution or winding-up of the Company, certain creditors of the Partnership (pursuant to the terms of the Amended Bank Credit Facility and the Indenture) will have priority over the Company with respect to the distribution of the assets of the Partnership. The holders of Common Stock have no preemptive or other subscription or conversion rights. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Certificate provides that the Board of Directors has the authority, without further action of stockholders, to issue up to 1,000,000 shares of Preferred Stock in one or more series. The Board is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed upon any series or class of the Preferred Stock upon issuance and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The New York Stock Exchange, upon which the Company's Common Stock is listed, imposes some restrictions on the issuance of preferred stock with certain terms deemed by the New York Stock Exchange to be adverse to holders of Common Stock. Nonetheless, the rights and privileges afforded by the Certificate could adversely affect the voting power and other rights of holders of Common Stock, and the authority of the Board of Directors to issue Preferred Stock without further stockholder approval, under certain circumstances, could have the effect of delaying, deferring or preventing a change in control of the Company. As of the date of this Prospectus, the Board of Directors of the Company has authorized one series of Preferred Stock. 75,000 shares of Preferred Stock have been designated by the Board as the Series A Preferred Stock, and have been issued to Mr. Rao and Ms. Meyrowitz. On December 9, 1999, "vested shares" (as defined in the Company's certificate of designation for the Series A Preferred Stock (the "Certificate of Designation")) of the Series A Preferred Stock will, at the option of the holders thereof, either be redeemed by the Company for $20.00 per share (subject to adjustment for stock splits, dividends or reclassifications) or converted into one share of Common Stock (subject to adjustment for stock splits, dividends or reclassifications). The shares of Series A Preferred Stock will "vest" in equal annual installments on December 9 of each of 1997, 1998 and 1999, as long as Mr. Rao or Ms. Meyrowitz, as applicable, remain employed by Brylane (subject to certain accelerating events). The Company may at any time redeem "unvested shares" (as defined in the Company's Certificate of Designation) for $20.00 per share. In the event of a "change of control" (as defined in the Company's Certificate of Designation) each vested share at the option of one holder may be redeemed for $20.00 per share or converted into one share of Common Stock, while unvested shares must be redeemed for $20.00 per share. Holders of the shares of the Series A Preferred Stock have
(i) no right to receive dividends, (ii) no voting or approval rights other than as required by Delaware law, and (iii) a liquidation preference of $20.00 per share. There are no plans, agreements or understandings for the issuance of any other shares of Preferred Stock.

STOCKHOLDER ACTION AND SPECIAL MEETINGS

  The Certificate states that special meetings of the stockholders of the Company may only be called by the Board of Directors, the Chairman of the Board of Directors, or stockholders owning at least 50% of the Common Stock, and that at any special meeting of the stockholders of the Company no business may be transacted and no corporate action may be taken other than that stated in the notice of meeting.

STOCKHOLDERS AGREEMENT

  The Company, the FS Stockholders, the Limited Stockholder, WearGuard, the TJX Noteholder, NYNEX and Leeway & Co. have previously entered into the Stockholders Agreement. The Stockholders Agreement provides that, during its term, the FS Stockholders will be entitled to nominate three members of the Company's Board of Directors, and the Limited Stockholder will be entitled to nominate two members of the Company's Board of Directors. However, the number of directors that each of the Limited Stockholder and the FS Stockholders may nominate declines with the percentage of Common Stock held by each of them, and upon completion of the Offerings and the Common Stock Repurchase, FS&Co. will only be able to nominate two members of the Board of Directors of the Company, and The Limited will only be able to nominate one member. However, each of the current members of the Board previously nominated by FS&Co. and by The Limited intends to continue to serve until at least the Company's next annual meeting of stockholders. In the Stockholders Agreement, FS&Co., The Limited, Leeway & Co., NYNEX, the TJX Noteholder and WearGuard have agreed that, without the consent of (i) the other (in the case of FS&Co. or The Limited), or (ii) both FS&Co. and The Limited (in the case of Leeway & Co., NYNEX or WearGuard), until one year after the date on which the Offerings and the Common Stock Repurchase have been consummated, they will vote or cause to be voted all shares of Common Stock beneficially owned by them against, and FS&Co. and The Limited, to the extent permitted by law, will direct their nominees on the Board of Directors of the Company to vote against, any consolidation, combination or merger of the Company or any sale or other transfer of all or substantially all of the assets of the Company. The Stockholders Agreement also prohibits the FS Stockholders, the Limited Stockholder, the TJX Noteholder and WearGuard, and their respective affiliates, and Leeway & Co. and NYNEX, from directly or indirectly authorizing or making a tender or exchange offer for, or purchasing or otherwise acquiring, beneficial ownership of any additional shares of Common Stock. Rights under the Stockholders Agreement will not be assignable except to an affiliate of the transferring stockholder (or, in the case of Leeway & Co., to a successor trust or plan).

  The Stockholders Agreement contains provisions whereby the Company and FS&Co. have agreed, for so long as The Limited holds, directly or indirectly, at least 20% of the outstanding Common Stock of the Company, that none of the Company, the FS Stockholders or any of their respective affiliates shall (subject to certain exceptions) (i) directly or indirectly, engage anywhere in the world in any activities that compete with any business conducted by The Limited or any of its affiliates as such businesses were conducted on August 30, 1993 (other than in the mail order business for women's special size apparel, moderately priced fashion apparel and related accessories, and for certain moderately priced regular size or special size men's apparel and related accessories) or (ii) without the prior written approval of The Limited, directly or indirectly solicit any person who is an employee of The Limited or any affiliate of The Limited at any time to terminate his or her relationship with The Limited or any affiliate of The Limited. The noncompetition and nonsolicitation provisions contained in the Stockholders Agreement provides certain customary exceptions. As a result of the Offerings and the Common Stock Repurchase, The Limited will hold less than 20% of the outstanding Common Stock of the Company; consequently, these noncompetition provisions will no longer be applicable.

  The Stockholders Agreement contains provisions whereby (i) the FS Stockholders, if they find a third-party buyer for all of their shares or if they are required to sell all of their shares for any reason, may request that each of WearGuard, Leeway & Co. and NYNEX shall sell all of its shares on substantially the same terms and conditions as apply to the FS Stockholders' sale and (ii) if the FS Stockholders or any of their affiliates proposes to transfer all or any part of their shares to a third party, each of WearGuard, Leeway & Co. and NYNEX will have the right to transfer, on the same terms and conditions as the transfer of shares by the FS Stockholders or any of their affiliates, a percentage of its shares equal to the percentage of the transferring FS Stockholder's (direct or indirect) total number of shares to be transferred pursuant to such transfer. The rights and obligations of each of the FS Stockholders, WearGuard, Leeway & Co. and NYNEX described in this paragraph will not apply in the case of any sale (i) pursuant to a registration statement under the Securities Act or (ii) into the public market pursuant to Rule 144 of the Securities Act of 1933.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  The Company is subject to the "business combination" statute of the Delaware General Corporation Law (Section 203). In general, such statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder", unless (i) such transaction is approved by the board of directors prior to the date the interested stockholder obtains such status, (ii) upon consummation of such transaction, the "interested stockholder" beneficially owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder". A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to the "interested stockholder". An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) beneficially 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

OTHER LIMITATIONS ON CONTROL CHANGES

  The Indenture and the Convertible Note contain, and the Amended 1997 Bank Credit Facility will contain, provisions with respect to a change of control of the Partnership and the Company. See "Description of Certain Financing Arrangements".

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is ChaseMellon Shareholder Services, L.L.C.

                 DESCRIPTION OF CERTAIN FINANCING ARRANGEMENTS

  Set forth below is a summary of certain financing instruments to which the Partnership or the Company is a party. The summary does not purport to be complete and is qualified in its entirety by reference to such agreements, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

BANK CREDIT FACILITY

  The Partnership has received a Commitment Letter from J.P. Morgan Securities Inc. ("J.P. Morgan"), Morgan Guaranty and Merrill Lynch Capital (together with Morgan Guaranty, the "Agents") pursuant to which the Agents each have agreed to provide one-half of an amended and restated $375.0 million bank credit facility (the "Amended 1997 Bank Credit Facility"). No assurance can be given, however, that the Amended 1997 Bank Credit Facility contemplated by the Commitment Letter will in fact be obtained by the Partnership or that the terms thereof will not vary from those described below. The Amended 1997 Bank Credit Facility would comprise (i) a $175.0 million five-year amortizing Term Loan, and (ii) a $200.0 million (subject to a borrowing base limit) five-year Revolving Credit Facility with a $75.0 million sublimit for letters of credit. The proceeds of the Term Loan would be available to provide a portion of the funds necessary to effect the Common Stock Repurchase, as well as to repay Brylane's existing indebtedness under its 1997 Bank Credit Facility. The Revolving Credit Facility could be used for general corporate purposes, including working capital needs, letters of credit and permitted acquisitions (as defined in the Amended 1997 Bank Credit Facility), and would be available to provide a portion of the funds necessary to effect the Common Stock Repurchase. In addition, the Commitment Letter contemplates a $15.0 million "Swingline Facility" (borrowings under which, while outstanding, would reduce availability under the Revolving Credit Facility).

  Borrowings under the Term Loan and the Revolving Credit Facility will bear interest at one of two rates to be selected by the Partnership: (i) a margin over the higher of (A) Morgan Guaranty's prime rate and (B) the federal funds rate plus 0.5% (the "Base Rate") or (ii) a margin over LIBOR (as defined) for specified interest periods. The margin for each rate varies based on the Partnership's net debt to operating cash flow ratio. The Term Loan will initially bear interest at LIBOR plus 1.25%. Borrowings under the Swingline Facility will bear interest at the Base Rate plus the applicable margin.

  The Partnership will be required to pay fees on the unutilized portion of the Revolving Credit Facility and for letters of credit. In addition, the Partnership will pay a fee in connection with the consummation of the Amended 1997 Bank Credit Facility and paid certain customary agency fees to the agents thereunder.

  The Term Loan will begin to amortize on a quarterly basis beginning with the Partnership's 1998 fiscal year, and will have scheduled amortization of $10.0 million, $20.0 million, $40.0 million, $70.0 million, and $35.0 million, respectively, for the Partnership's 1998 to 2002 fiscal years. In addition to the scheduled amortization, additional principal prepayments of the Term Loan are required to be made with the proceeds of certain asset sales, certain debt and equity issuances and annual excess cash flow (as defined). The portion of such proceeds that must be applied to prepayments is linked in certain cases to the Partnership's debt coverage ratio (as defined).

  The obligations of the Partnership under the Amended 1997 Bank Credit Facility will be secured by (i) security interests in the intangible assets of the Partnership, including its licenses, trademarks, mailing and customer lists and contract rights (including the Partnership's rights under the Transaction Agreement, the Chadwick's Purchase Agreement and the Trademark Agreement, but excluding accounts receivable), (ii) pledges of the stock of Capital Corp. (as defined) and each of the Partnership's subsidiaries and subsidiary partnerships, and (iii) first mortgages on the Partnership's Indianapolis, Indiana and West Bridgewater, Massachusetts fulfillment centers. The Company and each of the Partnership's subsidiaries and the subsidiary partnerships will guarantee the obligations of the Partnership under the Amended 1997 Bank Credit Facility.

  The Amended 1997 Bank Credit Facility will contain certain financial covenants which require the Partnership to meet financial ratios and tests including (i) a maximum debt to cash flow ratio, (ii) a minimum fixed charge coverage ratio and (iii) a minimum net worth test, each on terms to be negotiated. For purposes of these covenants, (i) the debt coverage ratio will equal debt divided by operating cash flow, (ii) operating cash flow will equal net income (excluding extraordinary or non-recurring gains or losses) plus depreciation and amortization plus income taxes deducted in determining net income and interest expense, (iii) the minimum fixed charge coverage ratio will equal Adjusted EBITDA (as defined) plus rental expense, divided by the sum of rental expense and interest expense (excluding any portion of interest expense representing amortization of financing costs paid in a previous period), and (iv) the Partnership's net worth and its net income will be adjusted to exclude the effect on net income of initial write-ups of inventory.

  In addition, the Amended 1997 Bank Credit Facility will contain covenants customarily found in credit agreements including, among other things, limitations on indebtedness, liens, Asset Sales (as defined), partnership distributions and other restricted payments (including cash dividends), mergers and certain acquisitions, investments, transactions with affiliates, capital expenditures, the prepayment or amendment of certain indebtedness, the granting of certain negative pledges and the amendment of material agreements. The Amended 1997 Bank Credit Facility will also contain customary events of default, including certain changes of control (as defined) of the Partnership and its parent entities.

SENIOR SUBORDINATED NOTES

  On August 30, 1993, the Partnership and Brylane Capital Corp., as co-issuer ("Capital Corp.", and collectively with the Partnership, the "Issuers"), issued $125.0 million aggregate principal amount of Senior Subordinated Notes pursuant to an indenture dated as of August 30, 1993 (as amended, the "Indenture") among the Issuers, the Partnership's subsidiaries (the "Guarantors"), and United States Trust Company of New York, as trustee (the "Trustee"). Interest on the Senior Subordinated Notes is payable semi-annually on September 1 and March 1 of each year beginning on March 1, 1994 at a rate of 10% per annum. The Senior Subordinated Notes mature on September 1, 2003 and are unconditionally guaranteed by the Guarantors on a senior subordinated basis.

  At any time on or after September 1, 1998, the Senior Subordinated Notes may be redeemed, at the option of the Issuers, in whole or in part, at 105.00% of the principal amount thereof, plus accrued interest to the redemption date, reducing to 100% of the principal amount thereof, plus accrued interest to the date of redemption on or after September 1, 2002. In addition, upon a Change of Control (as defined) prior to September 1, 1998, the Senior Subordinated Notes may be redeemed, at the option of the Issuers, in whole or in part, at any time within 180 days after such Change of Control, at a redemption price equal to the principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date plus the Applicable Premium (as defined).

  The Issuers are required to make an offer to redeem the Senior Subordinated Notes at 101% of principal amount thereof, plus accrued and unpaid interest to the date of redemption (i) to the extent that Excess Proceeds of Asset Sales (net cash proceeds not applied to repay Senior Indebtedness or reinvested in the Issuer's business) exceed $10 million, or (ii) if there is a Change in Control (as defined). The offer to redeem resulting from Asset Sales is limited to the net proceeds from such Asset Sales and is subject to (i) the prior claims of secured creditors to the extent of the lien of such creditors on the assets sold, (ii) the prior claims of the lenders under the Bank Credit Facility and (iii) the acceptance of the offer by the holders of the Senior Subordinated Notes. Failure of the Issuers to purchase the Senior Subordinated Notes of any holder who accepts the Issuers' offer would constitute an Event of Default (as defined).

  The Senior Subordinated Notes are subordinated in right of payment and subject, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness (as defined). The guarantees will be subordinated to the guarantees by the Guarantors of the Partnership's obligations under the Amended 1997 Bank Credit Facility, as well as to all future guarantees by the Guarantors of Senior Indebtedness.

  The Indenture contains certain restrictive covenants, including, but not limited to, covenants with respect to the following matters: (i) limitation on Indebtedness; (ii) limitation on Restricted Payments (including cash dividends); (iii) limitation on transactions with affiliates; (iv) limitation on Liens with respect to pari passu or subordinated indebtedness;
(v) limitation on issuances of guarantees of and pledges for Indebtedness;
(vi) limitation on sale of assets; (vii) limitation on sales of equity interests in subsidiaries; and (viii) restrictions on consolidation, merger and sale of assets of the Issuers.


CONVERTIBLE SUBORDINATED NOTE

  As part of the consideration for the Chadwick's Acquisition, the Partnership issued to the TJX Noteholder the Partnership Note which, as converted into the Convertible Note in connection with the Incorporation Plan into a joint obligation of the Partnership and the Company, is convertible at any time, in whole or in part, at the option of the TJX Noteholder into a total of 727,273 shares of Common Stock (374,365 shares of Common Stock after giving effect to its partial conversion in connection with the Offerings and the Common Stock Repurchase) at a conversion price of $27.50 per share (subject to adjustment for stock splits and similar events). The Convertible Note pays interest quarterly at an initial rate of 6% per annum. The Convertible Note is redeemable at the Company's option at any time after December 15, 2001 at an initial redemption price of 104% and reducing to 100.8%, together in each case with accrued interest through the date of redemption. In addition, (i) the Convertible Note will be redeemable after December 15, 1999 and prior to December 15, 2001, if the Common Stock has traded for a period of 20 consecutive trading days at a premium of at least 25% to the then applicable Conversion Price, at a redemption price commencing at 104.2% and reducing to 103.6%, and (ii) after a Change of Control, the Convertible Note will be redeemable for 90 days at the Company's option at a price commencing at 108% in 1996, and reducing to 100.8%, together in each case with accrued interest through the date of redemption. The Convertible Note is subject to repurchase by the Company at the option of the TJX Noteholder upon a Change of Control (as defined in the Senior Subordinated Notes) or certain leveraged recapitalizations (as defined) at a purchase price in cash in an amount equal to 101% of principal amount then outstanding, plus accrued and unpaid interest.

  The Convertible Note ranks pari passu with the Senior Subordinated Notes but are subordinated in right of payment and subject, as set forth therein, to the prior payment in full of all Senior Indebtedness (as defined). The Convertible Note contains customary events of default for subordinated indebtedness (including cross acceleration to other indebtedness of the Company).

                                 UNDERWRITING

  The underwriters named below (the "U.S. Underwriters"), acting through their respective representatives, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Lazard Freres & Co. LLC, NationsBanc Montgomery Securities, Inc. and J.P. Morgan Securities Inc. (the "U.S. Representatives" and, together with the International Representatives, the "Representatives"), have severally agreed, subject to the terms and conditions contained in a purchase agreement relating to the Common Stock (the "U.S. Purchase Agreement") and concurrently with the sale of 1,000,000 shares of Common Stock to certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"), to purchase from the Selling Stockholders the number of shares of Common Stock set forth opposite their respective names below. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters or International Managers may be increased.

                                                                        NUMBER
   U.S. UNDERWRITERS                                                   OF SHARES
   -----------------                                                   ---------
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated..................................................   760,000
   Lazard Freres & Co. LLC............................................   760,000
   J.P. Morgan Securities Inc. .......................................   760,000
   NationsBanc Montgomery Securities, Inc. ...........................   760,000
   Bear, Stearns & Co. Inc. ..........................................    80,000
   BT Alex. Brown Incorporated........................................    80,000
   Donaldson, Lufkin & Jenrette Securities Corporation................    80,000
   Goldman, Sachs & Co. ..............................................    80,000
   SBC Warburg Dillon Read Inc. ......................................    80,000
   Robert W. Baird & Co. Incorporated.................................    40,000
   Sanford C. Bernstein & Co., Inc. ..................................    40,000
   William Blair & Company, L.L.C. ...................................    40,000
   Crowell, Weedon & Co. .............................................    40,000
   Dain Bosworth Incorporated.........................................    40,000
   Fahnestock & Co. Inc. .............................................    40,000
   Gerard Klauer Mattison & Co., Inc. ................................    40,000
   Gruntal & Co., L.L.C. .............................................    40,000
   Hilliard Lyons Inc. ...............................................    40,000
   C.L. King & Associates, Inc. ......................................    40,000
   Scott & Stringfellow, Inc. ........................................    40,000
   Utendahl Capital Partners, L.P. ...................................    40,000
   Wedbush Morgan Securities..........................................    40,000
   Wessels, Arnold & Henderson, L.L.C. ...............................    40,000
                                                                       ---------
        Total......................................................... 4,000,000
                                                                       =========

  The Selling Stockholders have also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with the International Managers. Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 4,000,000 shares of Common Stock to the U.S. Underwriters, the Selling Stockholders have severally agreed to sell to the International Managers, and the International Managers have severally agreed to purchase, an aggregate of 1,000,000 shares of Common Stock. The public offering price per share of the Common Stock and the underwriting discount per share of the Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

  In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such Purchase Agreement if any of such shares of Common Stock being sold pursuant to each such Purchase Agreement are purchased.

  The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed. The price of any share of Common Stock so sold shall be the public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States or non-Canadian persons or to persons they believe intend to resell to non-United States or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except, in each case for transactions pursuant to the Intersyndicate Agreement.

  The U.S. Representatives have advised the Company that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers (who may include U.S. Underwriters) at such price less a concession not in excess of $1.22 per share of Common Stock. The U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share on sales to certain other dealers. After the public offering, the initial offering price, the concession and discount may be changed.

  The Selling Stockholders have granted to the U.S. Underwriters an option exercisable for a period of 30 days after the date of this Prospectus to purchase up to an additional 600,000 shares of Common Stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the U.S. Underwriters exercise this option, each such Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the 4,000,000 shares of Common Stock initially offered hereby.

  In the Purchase Agreements, the Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company has agreed not to sell any shares of its capital stock (or any rights, options or warrants to purchase, or any securities convertible or exchangeable into or exercisable for, capital stock), with certain limited exceptions, for a period of 90 days following the date of the Purchase Agreements, without the prior written consent of Merrill Lynch on behalf of the Representatives. FS&Co., The Limited, Leeway & Co., NYNEX, the TJX Noteholder and WearGuard, as well as the directors of the Company, have each agreed not to sell, directly or indirectly, any of their shares, with certain limited exceptions, for a period of 90 days following the date of the Purchase Agreements. In addition, certain executive officers of the Company have each agreed not to sell, directly or indirectly, any of their shares, with certain limited exceptions, following the date of the Purchase Agreements through December 15, 1997.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Company has been advised by Merrill Lynch that an affiliate of Merrill Lynch owns a limited partnership interest in FSEP III of approximately 1%. Merrill Lynch acted as agent in the placement of limited partnership interests for the aforementioned partnership, which is an investor in the Company. In addition, Merrill Lynch has provided and may in the future provide financial advisory and financing services to both FS&Co. and its affiliates and to the Company.

  Certain of the Underwriters engage in transactions with and perform services for the Company in the ordinary course of business. In February 1997, Merrill Lynch, Lazard Freres & Co. LLC and J.P. Morgan Securities Inc. acted as co-managers in connection with the Initial Public Offering and received underwriting discounts and commissions in connection therewith. In addition, in August 1993, each of them acted as placement agents in connection with the offering of the Senior Subordinated Notes by the Partnership and Brylane Capital Corp., a wholly-owned subsidiary of the Partnership, and received underwriting discounts and commissions in connection therewith.

  From time to time, in the ordinary course of their respective businesses, affiliates of J.P. Morgan Securities Inc. have engaged, and may in the future engage, in commercial banking and investment banking transactions with the Company. In particular, Morgan Guaranty, an affiliate of J.P. Morgan Securities Inc., was the agent bank under the Company's 1993 Bank Credit Facility and 1996 Bank Credit Facility. In addition, in connection with the 1997 Bank Credit Facility, Morgan Guaranty acted as administrative agent and Merrill Lynch Capital, an affiliate of Merrill Lynch, acted as documentation agent, for which each received customary fees. Morgan Guaranty, J.P. Morgan Securities Inc. and Merrill Lynch Capital will act as co-agents in connection with the Amended 1997 Bank Credit Facility. In addition, Morgan Guaranty is the agent bank under a revolving commitment facility for each of The Limited and World Financial.

  Brylane paid to Lazard Freres & Co. LLC a fee and reimbursement of expenses for investment banking services performed by it in connection with the Brylane Acquisition. From time to time, Lazard Freres & Co. LLC performs investment banking services for The Limited and its subsidiaries, and in connection therewith receives customary fees.

  Brylane paid to Merrill Lynch and Lazard Freres & Co. LLC fees for investment banking services performed by them in connection with the Chadwick's Acquisition.

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                        TO NON-UNITED STATES PURCHASERS

  The following is a general discussion of certain United States Federal tax consequences of the acquisition, ownership, and disposition of Common Stock by a holder that, for United States Federal income tax purposes, is not a "United States person" (as defined below) (a "Non-United States Holder"). This discussion is based upon the United States Federal tax laws now in effect, which are subject to change, possibly retroactively. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder in light of their individual circumstances. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding, and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign state, local, or other tax jurisdiction.

  For purposes of this discussion, a "United States person" means (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is includible in gross income for United States Federal income tax purposes regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trusts.

DIVIDENDS

  Dividends paid to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, in which case the dividend will be subject to the United States Federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax). The withholding tax will apply to amounts distributed to a Non-United States Holder without regard to whether such amounts are less than, equal to, or in excess of, current and accumulated earnings and profits of the Company. However, beginning January 1, 1999, the withholding tax may be applied, at the election of the Company (or intermediate payor), to the estimated current and accumulated earnings and profits of the Company. In any case, to the extent that an amount distributed to a Non-United States Holder exceeds the current and accumulated profits of the Company, such holder may obtain a refund of excess amounts withheld by filing an appropriate claim therefor with the IRS. Non-United States Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules. The current rules applicable to the requirements for claiming treaty benefits have been changed. Beginning January 1, 1999, a Non-United States Holder generally must submit, directly or through any nominee, custodian or other intermediary receiving distributions from the Company for its account, a statement certifying that the Non-United States Holder is the beneficial owner of amounts distributed by the Company and is a resident of the country under whose tax treaty with the United States the Non-United States Holder claims benefits. In certain circumstances, the Company may elect to require the foregoing statement from a Non-United States Holder on or after January 1, 1998.

GAIN ON DISPOSITION

  A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a non-resident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met or (iii) the Company is a "United States real property holding corporation" for United States Federal income tax purposes. The Company does not believe that it has been, currently is, or will be, a United States real property holding corporation. Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder will be subject to the United States Federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult applicable treaties which may provide for different rules.

FEDERAL ESTATE TAXES

  Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States Federal estate tax purposes) of the United States on the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                 LEGAL MATTERS

  Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company and FS&Co. by Riordan & McKinzie, a Professional Law Corporation, Los Angeles, California, for The Limited by Davis Polk & Wardwell, New York, New York, and for the remaining Selling Stockholders by Lowenstein, Sandler, Kohl, Fisher & Boylan, P.C., Roseland, New Jersey. Certain legal matters with respect to the Common Stock offered hereby will also be passed upon for all of the Selling Stockholders other than The Limited by Richards & O'Neil, New York, New York. Certain legal matters relating to the Offerings will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Certain principals and employees of Riordan & McKinzie are partners in certain partnerships which are limited partners of FSEP II and FSEP III, respectively.

                                    EXPERTS

  The consolidated balance sheets of Brylane Inc. as of February 3, 1996 and February 1, 1997, and the consolidated statements of operations, cash flows and partnership equity for each of the three fiscal years ended January 28, 1995, February 3, 1996 and February 1, 1997, appended hereto as part of this Prospectus, have been audited by Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing, as set forth in their report dated April 12, 1997, which report is also appended hereto.

  The combined balance sheets of Chadwick's, Inc. as of January 28, 1995 and January 27, 1996, and the combined statements of income and net assets, and cash flows for the years ended January 29, 1994, January 28, 1995 and January 27, 1996, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The balance sheets of the KingSize division of WearGuard Corporation as of October 1, 1994 and September 30, 1995 and the statements of revenues, expenses and net assets and cash flows for each of the years then ended, appended hereto as part of this Prospectus, have been audited by Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing, as set forth in their report dated December 7, 1995, which report is also appended hereto.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Such reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such information can also be obtained by mail at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the Common Stock is listed. The Commission also maintains a site on the World Wide Web, the address of which is http://www.sec.gov, which site contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission.

  This Prospectus constitutes a part of a Registration Statement on Form S-1 filed by the Company with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto, and reference is hereby made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

              BRYLANE INC. / CHADWICK'S, INC. / KINGSIZE DIVISION

                    INDEX TO HISTORICAL FINANCIAL STATEMENTS

BRYLANE INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants........................................  F-2
Consolidated Balance Sheets as of February 3, 1996, February 1, 1997 and
 August 2, 1997 (unaudited)..............................................  F-3
Consolidated Statements of Income for the fiscal years ended January 28,
 1995, February 3, 1996 and February 1, 1997, and the twenty-six weeks ended August 3, 1996 (unaudited) and August 2, 1997 (unaudited) ........  F-4
Consolidated Statements of Cash Flows for the fiscal years ended January
 28, 1995, February 3, 1996 and February 1, 1997, and the twenty-six weeks ended August 3, 1996 (unaudited) and August 2, 1997 (unaudited) ..  F-5
Consolidated Statements of Partnership/Stockholders' Equity for the
 fiscal years ended January 28, 1995, February 3, 1996 and February 1,
 1997, and the twenty-six weeks ended August 2, 1997 (unaudited) ........  F-6
Notes to Consolidated Financial Statements...............................  F-7
CHADWICK'S, INC. FINANCIAL STATEMENTS
Report of Independent Accountants........................................  F-22
Combined Statements of Income and Net Assets for the fiscal years ended
 January 29, 1994, January 28, 1995 and January 27, 1996; and the thirty-
 nine weeks ended October 28, 1995 (unaudited) and October 26, 1996
 (unaudited).............................................................  F-23
Combined Balance Sheets as of January 28, 1995 and January 27, 1996; and
 October 26, 1996 (unaudited)............................................  F-24
Combined Statements of Cash Flows for the fiscal years ended January 29,
 1994, January 28, 1995 and January 27, 1996; and the thirty-nine weeks ended October 28, 1995 (unaudited) and October 26, 1996 (unaudited).....  F-25
Notes to Combined Financial Statements...................................  F-26
KINGSIZE DIVISION FINANCIAL STATEMENTS
Report of Independent Accountants........................................  F-32
Balance Sheets as of October 1, 1994 and September 30, 1995..............  F-33
Statements of Revenues, Expenses and Net Assets for the years ended
 October 1, 1994 and September 30, 1995..................................  F-34
Statements of Cash Flows for the years ended October 1, 1994 and
 September 30, 1995......................................................  F-35
Notes to the Financial Statements........................................  F-36

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Brylane Inc.

  We have audited the accompanying consolidated balance sheet of Brylane Inc. (the "Company"), including Brylane, L.P., a limited partnership, as of February 3, 1996 and February 1, 1997, and the related consolidated statements of income, partnership equity, and cash flows of the Company for the years ended January 28, 1995, February 3, 1996 and February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements of the Company referred to above present fairly, in all material respects, the consolidated financial position of the Company as of February 3, 1996 and February 1, 1997, and the consolidated results of operations and cash flows for the years ended January 28, 1995, February 3, 1996 and February 1, 1997, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Columbus, Ohio
April 12, 1997

                                  BRYLANE INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                    PRO FORMA
                               FEBRUARY 3, FEBRUARY 1, AUGUST 2,  AUGUST 2, 1997
                                  1996        1997       1997       (NOTE 17)
                               ----------- ----------- ---------  --------------
                                                             (UNAUDITED)
                                  (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
            ASSETS
            ------
Current assets:
  Cash and cash equivalents...  $   7,469   $   3,285  $     --     $     --
  Accounts receivable, trade
   (net)......................      2,387      22,750      7,503        7,503
  Accounts receivable, other..        --       32,107      9,401        9,401
  Inventories.................     76,627     168,821    188,543      188,543
  Paper inventory.............     16,102       9,790     18,059       18,059
  Catalog costs...............     18,131      31,222     24,676       24,676
  Other.......................      4,559       6,252      5,252        5,252
                                ---------   ---------  ---------    ---------
    Total current assets......    125,275     274,227    253,434      253,434
Property and equipment, net...     28,223      75,970     76,338       76,338
Organization and deferred
 financing costs..............      8,228      11,114      3,979        5,304
Intangibles and other assets..    166,177     343,243    337,825      337,825
Deferred income taxes.........        --          --      17,551       17,551
Deferred offering costs.......        --          680        --           --
                                ---------   ---------  ---------    ---------
    Total assets..............  $ 327,903   $ 705,234  $ 689,127    $ 690,452
                                =========   =========  =========    =========
    LIABILITIES AND EQUITY
    ----------------------
Current liabilities:
  Accounts payable............  $  47,131   $  93,928  $ 109,370    $ 109,370
  Accrued interest............      6,366       8,612      6,223        6,223
  Accrued expenses............     12,231      45,356     41,675       41,675
  Income taxes payable........        --          --       2,364        2,364
  Reserve for returns.........      4,192      18,603     11,285       11,285
  Short-term debt.............        --          --      20,000       20,000
  Current portion of long-term
   debt.......................     13,720      26,000      9,028        5,000
                                ---------   ---------  ---------    ---------
    Total current liabilities.     83,640     192,499    199,945      195,917
Long-term debt................    213,020     401,362    255,251      366,340
Other long-term liabilities...      4,056       6,010      7,390        7,390
                                ---------   ---------  ---------    ---------
    Total liabilities.........    300,716     599,871    462,586      569,647
Series A Convertible
 Redeemable Preferred Stock...        --        1,500      1,500        1,500
Partnership/stockholders'
 equity:
  General partner, 2,562,500
   units......................     25,625      25,625        --           --
  Limited partners, 10,340,000
   units at February 3, 1996
   and 12,908,945 units at
   February 1, 1997...........    105,204     159,855        --           --
  Common Stock, $.01 par value
   40,000,000 shares
   authorized; 19,471,445
   shares issued
   and outstanding............        --          --         195          198
  Additional paid in capital..        --          --     290,339      300,041
  Reduction for predecessor
   cost--carryover basis......   (152,067)   (152,067)  (152,067)    (152,067)
  Treasury stock..............        --          --         --      (115,000)
  Loans to management
   investors..................     (2,515)     (2,490)    (2,490)      (2,490)
  Retained earnings...........     50,940      72,940     89,064       88,623
                                ---------   ---------  ---------    ---------
    Total
     partnership/stockholders'
     equity...................     27,187     103,863    225,041      119,305
                                ---------   ---------  ---------    ---------
    Total liabilities and
     equity...................  $ 327,903   $ 705,234  $ 689,127    $ 690,452
                                =========   =========  =========    =========

    The accompanying notes are an integral part of the financial statements.

                                  BRYLANE INC.

                       CONSOLIDATED STATEMENTS OF INCOME


                                  FISCAL YEARS ENDED          TWENTY-SIX WEEKS ENDED
                          ----------------------------------- ----------------------
                          JANUARY 28, FEBRUARY 3, FEBRUARY 1, AUGUST 3,  AUGUST 2,
                             1995        1996        1997        1996       1997
                          ----------- ----------- ----------- ---------- ----------
                                      (53 WEEKS)                   (UNAUDITED)
                                  (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Net sales...............   $578,530   $  601,055  $  705,353  $  308,625 $  603,457
Cost of goods sold......    288,217      298,414     346,572     149,898    309,971
Non-recurring inventory
 charge.................      2,614          569       1,657         --       3,315
                           --------   ----------  ----------  ---------- ----------
Gross margin............    287,699      302,072     357,124     158,727    290,171
Operating expenses:
  Catalog and
   advertising..........    153,830      174,446     186,985      88,988    137,879
  Fulfillment...........     41,656       37,333      55,450      18,380     56,415
  Support services......     35,152       37,024      54,422      21,701     43,750
  Intangibles and
   organization cost
   amortization.........      4,242        4,707       6,518       2,818      5,466
                           --------   ----------  ----------  ---------- ----------
Total operating
 expenses...............    234,880      253,510     303,375     131,887    243,510
Operating income........     52,819       48,562      53,749      26,840     46,661
Interest expense, net...     19,576       20,624      24,026      10,791     13,685
Income before income
 taxes and extraordinary
 charge.................     33,243       27,938      29,723      16,049     32,976
Provision for income
 taxes..................         89           88         315          57     12,742
                           --------   ----------  ----------  ---------- ----------
Income before
 extraordinary charge...        --           --       29,408      15,992     20,234
Extraordinary charge
 related to early
 retirement of debt, net
 of tax.................        --           --        2,456         --       4,110
                           --------   ----------  ----------  ---------- ----------
Net income..............   $ 33,154   $   27,850  $   26,952  $   15,992 $   16,124
                           ========   ==========  ==========  ========== ==========
Primary earnings per
 share:
  Income per share be-
   fore extraordinary
   charge...............                                      $     1.19 $     1.04
  Extraordinary charge
   per share............                                             --        0.21
                                                              ---------- ----------
Net income per share....                                      $     1.19 $     0.83
                                                              ========== ==========
Weighted average shares
 outstanding............                                      13,419,588 19,452,313
Supplemental data
 (Unaudited) (Note 4):
  Historical income
   before provision for
   income taxes and
   extraordinary charge.   $ 33,243   $   27,938  $   29,723  $   16,049 $   32,976
  Supplemental provision
   for income taxes.....     12,300       10,337      10,998       5,938     12,201
                           --------   ----------  ----------  ---------- ----------
Supplemental income
 before extraordinary
 charge.................     20,943       17,601      18,725      10,111     20,775
Extraordinary charge
 related to early
 retirement of debt, net
 of tax.................        --           --        1,547         --       4,110
                           --------   ----------  ----------  ---------- ----------
  Supplemental net
   income...............   $ 20,943   $   17,601  $   17,178  $   10,111 $   16,665
                           ========   ==========  ==========  ========== ==========
  Supplemental earnings
   per share (Note 4)...              $     1.34  $     1.29  $     0.75 $     0.86
                                      ==========  ==========  ========== ==========
  Supplemental weighted
   average shares
   outstanding (Note 4).              13,106,640  13,366,236  13,419,588 19,452,313

    The accompanying notes are an integral part of the financial statements.

                                  BRYLANE INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  FISCAL YEARS ENDED          TWENTY-SIX WEEKS ENDED
                          ----------------------------------- ----------------------
                          JANUARY 28, FEBRUARY 3, FEBRUARY 1,  AUGUST 3,    AUGUST 2,
                             1995        1996        1997        1996         1997
                          ----------- ----------- ----------- -----------  ------------
                                      (53 WEEKS)                    (UNAUDITED)
                                            (DOLLARS IN THOUSANDS)
Operating activities:
 Net income.............   $ 33,154    $ 27,850    $  26,952   $   15,992  $     16,124
 Impact of other
  operating activities
  on cash flows:
 Depreciation...........      3,110       3,650        4,821        2,148         5,143
 Non-recurring inventory
  charge................      2,614         569        1,657          --          3,315
 Extraordinary charge
  related to early
  retirement of debt....        --          --         2,456          --          6,524
 Non-cash compensation
  expense...............        --          --         2,400          --            349
 Imputed interest.......        --          185          --           --            --
 Amortization:
  Intangibles and
   organization costs...      4,242       4,707        6,518        2,818         5,466
  Deferred financing
   costs (included in
   interest expense)....      1,469       1,469        1,603          734           784
  Discount on notes
   (included in interest
   expense).............         96          97           97           48            48
 Changes in operating
  assets and
  liabilities:
  Accounts receivable...       (598)       (549)     (15,137)         515         9,148
  Inventories...........    (14,195)     (4,019)     (32,064)      (7,858)      (23,037)
  Catalog costs and
   paper inventory......     (2,928)     (8,933)      (2,492)       5,795        (1,723)
  Accounts payable and
   accrued expenses.....     12,429         479       15,262        4,703        11,347
  Accrued interest......       (725)        831        2,246         (733)       (2,389)
  Income taxes payable..        --          --           --           --          2,364
  Other assets and
   liabilities..........        332       7,226       (2,296)       1,064        (2,728)
                           --------    --------    ---------   ----------  ------------
Net cash provided by
 operating activities...     39,002      33,562       13,023       25,226        30,735
                           --------    --------    ---------   ----------  ------------
Investing activities:
 Purchase price
  adjustment related to
  Chadwick's
  Acquisition...........        --          --           --           --         28,805
 Cash payment in
  connection with the
  Chadwick's
  Acquisition, net of
  cash acquired.........        --          --      (222,951)         --            --
 Cash payments in
  connection with the
  KingSize Acquisition,
  net of cash acquired..        --      (51,975)         --           --            --
 Acquisition related
  fees and expenses paid
  at closing............        --       (1,278)      (6,215)         --            --
 Capital expenditures...     (5,287)     (7,290)      (3,932)      (2,056)       (7,322)
                           --------    --------    ---------   ----------  ------------
Net cash used in
 investing activities...     (5,287)    (60,543)    (233,098)      (2,056)       21,483
                           --------    --------    ---------   ----------  ------------
Financing activities:
 Payment on bank credit
  facility..............    (15,000)    (22,524)    (102,476)      (6,748)     (344,793)
 Proceeds from the
  issuance of long-term
  debt..................        --       35,000      283,000          --        181,663
 Borrowings on revolver.                                                         20,000
 Proceeds from initial
  public offering.......        --          --           --           --         96,000
 Offering fees and
  expenses..............        --          --           --           --         (8,170)
 Payments on term loan..        --          --        (5,000)         --            --
 Proceeds from borrowing
  under term loan.......        --          --         5,000          --            --
 Equity contributions
  from partners.........        --          --        51,329          --            --
 Proceeds from issuance
  of preferred stock....        --          --         1,500          --            --
 Tax distributions to
  partners..............        --       (6,562)      (9,854)      (4,087)          --
 Debt issuance fees and
  expenses..............        --          --        (7,005)         --           (203)
 Deferred offering
  costs.................       (642)        --          (680)         --            --
 Proceeds from the sale,
  net of repurchase of
  partnership interests.        387          41           77           77           --
                           --------    --------    ---------   ----------  ------------
Net cash (used in)
 provided by financing
 activities.............    (15,255)      5,955      215,891      (10,758)      (55,503)
                           --------    --------    ---------   ----------  ------------
Cash and cash
 equivalents, at
 beginning of period....     10,035      28,495        7,469        7,469         3,285
                           --------    --------    ---------   ----------  ------------
Cash and cash
 equivalents, at end of
 period.................   $ 28,495    $  7,469    $   3,285   $   19,881  $          0
                           ========    ========    =========   ==========  ============
Supplemental disclosure of
 cash flow information:
 The amounts of interest
  and income taxes paid
  during each of the
  periods presented were
  not material except as
  follows:
  Interest paid during
   the periods ended....   $ 20,127    $ 19,328    $  20,581   $   11,049  $     16,848
                           ========    ========    =========   ==========  ============
  Income taxes paid.....                                              --   $      7,966
                                                               ==========  ============
Supplemental disclosure of
 noncash financing
 activity:
 Purchase price for
  KingSize acquisition,
  net of acquisition
  costs.................               $ 57,750
 Cash portion of
  purchase price........                 52,500
                                       --------
 Partnership units
  issued for purchase...               $  5,250
                                       ========
 Purchase price for
  Chadwick's
  acquisition, net of
  acquisition costs.....                           $ 242,954
 Cash portion of
  purchase price........                             222,954
                                                   ---------
 Convertible note.......                           $  20,000
                                                   =========

   The accompanying notes are an integral part of the consolidated financial statements.

                                  BRYLANE INC.

          CONSOLIDATED STATEMENTS OF PARTNERSHIP/STOCKHOLDERS' EQUITY

                                                                          REDUCTION FOR
                         GENERAL AND                                       PREDECESSOR
                       LIMITED PARTNERS        COMMON STOCK    ADDITIONAL     COST       LOANS TO
                     ----------------------  -----------------  PAID IN     CARRYOVER   MANAGEMENT RETAINED
                        UNITS      AMOUNT      SHARES   AMOUNT  CAPITAL       BASIS     INVESTORS  EARNINGS   TOTAL
                     -----------  ---------  ---------- ------ ---------- ------------- ---------- --------  --------
                                                        (DOLLARS IN THOUSANDS)
 Balance, January
  28, 1995........    12,547,500  $ 125,475         --    --         --     $(152,067)   $(2,453)  $30,822   $  1,777
 Net income.......           --         --          --    --         --           --         --     27,850     27,850
 Sale of units....       365,000      5,475         --    --         --           --        (112)      --       5,363
 Repurchase of
  units...........       (10,000)      (121)        --    --         --           --          50       --         (71)
 Tax distributions
  payable to
  partners........           --         --          --    --         --           --         --     (7,732)    (7,732)
                     -----------  ---------  ----------  ----   --------    ---------    -------   -------   --------
 Balance, February
  3, 1996.........    12,902,500    130,829         --    --         --      (152,067)    (2,515)   50,940     27,187
 Net income.......           --         --          --    --         --           --         --     26,952     26,952
 Sale of units....     2,573,945     51,441         --    --         --           --          25       --      51,466
 Repurchase of
  units...........        (5,000)       (60)        --    --         --           --         --        --         (60)
 Exchange of stock
  options.........           --       3,270         --    --         --           --         --        --       3,270
 Tax distributions
  payable to
  partners........           --         --          --    --         --           --         --     (4,952)    (4,952)
                     -----------  ---------  ----------  ----   --------    ---------    -------   -------   --------
 Balance, February
  1, 1997.........    15,471,445    185,480         --    --         --      (152,067)    (2,490)   72,940    103,863
 Net income.......           --         --          --    --         --           --         --     16,124     16,124
 Proceeds from
  initial Public
  Offering........           --         --    4,000,000  $ 40   $ 95,960          --         --        --      96,000
 Initial Public
  Offering
  expenses........           --         --          --    --      (8,850)         --         --        --      (8,850)
 Exchange of
  partnership
  units for
  common stock....   (15,471,445)  (185,480) 15,471,445   155    185,325          --         --        --         --
 Recognition of
  deferred tax
  asset...........           --         --          --    --      17,551          --         --        --      17,551
 Exchange of stock
  options.........           --         --          --    --         353          --         --        --         353
                     -----------  ---------  ----------  ----   --------    ---------    -------   -------   --------
 Balance, August
  2, 1997
  (unaudited).....             0  $       0  19,471,445  $195   $290,339    $(152,067)   $(2,490)  $89,064   $225,041
                     ===========  =========  ==========  ====   ========    =========    =======   =======   ========


   The accompanying notes are an integral part of the consolidated financial statements.

                                 BRYLANE INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (ALL INFORMATION FOR THE TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 AND AUGUST 3,
                              1996 IS UNAUDITED)

(1) NATURE OF OPERATIONS:

  Brylane is a leading catalog retailer of special size women's apparel, regular size women's apparel and special size men's apparel. The women's catalogs market apparel in the budget and low to moderate price range and the men's catalogs market apparel in the moderate price range. Brylane services the special size customer through its Lane Bryant, Roaman's, Jessica London and KingSize (men's) catalogs, and the regular size woman's customer through its Chadwick's, Lerner, Sue Brett and Bridgewater catalogs. Brylane also markets apparel to these same customer segments through four catalogs which it distributes under licensing arrangements with Sears Shop at Home Services, Inc. ("Sears").

  Brylane's merchandising strategy is to provide valued-priced, private label apparel with a consistent quality and fit, to concentrate on apparel with limited fashion risk, and to offer a broader selection of sizes and styles in special size apparel than can be found at most retail stores and in other competing catalogs. Each of Brylane's catalogs offers its customers contemporary, traditional and basic apparel.

(2) ORGANIZATION AND BASIS OF FINANCIAL STATEMENT PRESENTATION:

 Brylane Acquisition

  In August 1993, certain affiliates of FS&Co. and of The Limited formed Brylane, L.P. ("Brylane"), a Delaware limited partnership, and acquired the Lane Bryant, Roaman's and Lerner catalog businesses (the "Brylane Acquisition") formerly conducted by certain direct and indirect subsidiaries of The Limited ("Predecessor"). The aggregate purchase price was $335 million. The Brylane Acquisition closed on August 30, 1993. For accounting purposes, the transaction was accounted for on the effective date of August 1, 1993.

  In connection with the Brylane Acquisition certain affiliates of FS&Co. and certain management investors contributed $75 million to the capital of Brylane for a 60% aggregate interest. Certain affiliates of The Limited contributed substantially all assets and liabilities of the catalog business to Brylane and received cash of $285 million and a 40% aggregate interest in Brylane with an assigned value of $50 million.

  The Brylane Acquisition has been accounted for utilizing the purchase method of accounting. The continuing interest of certain affiliates of The Limited in Brylane was reflected at The Limited's historical basis (carryover basis) in accordance with Emerging Issues Task Force (EITF) Issue No. 88-16. For the proportionate interests of the affiliates of FS&Co. and members of management who invested in the transaction, the purchase price was allocated to the assets and liabilities of Brylane at their estimated fair values as determined based on management's estimates. Partners' capital and the basis of the transferred assets have been reduced for predecessor cost carryover basis.

 Initial Public Offering

  On February 26, 1997, in connection with the initial public offering of Brylane Inc. ("Initial Public Offering"), Brylane, L.P. became a wholly-owned subsidiary of Brylane Inc. pursuant to the First Amended and Restated Incorporation and Exchange Agreement (the "Exchange Agreement"), whereby certain affiliates of Freeman Spogli & Co. ("FS&Co."), The Limited, Inc. ("The Limited"), M&P Distributing Company, WearGuard, Leeway & Co., and NYNEX exchanged their shares of common stock of VP Holding Corporation or ownership interests in the Partnership, except for the TJX noteholder ("TJX Noteholder"), for 14,926,778 shares of $.01 par value common stock ("Common Stock") of Brylane Inc. (the "Exchange Transaction"). Additionally, pursuant to their respective stock subscription agreements with VP Holding Corporation, members of management and others exchanged their shares of common stock of VP Holding Corporation for an aggregate of 544,667 shares of Common Stock of Brylane Inc. In connection with the Exchange Transaction, Brylane, L.P. retained all of its assets, operations and liabilities.

                                 BRYLANE INC.

 (ALL INFORMATION FOR THE TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 AND AUGUST 3,
                              1996 IS UNAUDITED)


  On February 26, 1997, Brylane Inc. offered 4,000,000 shares of Common Stock to the public through its Initial Public Offering. Brylane Inc. is a registrant pursuant to Section 12 of the Exchange Act and is thereby required to provide continuous financial reporting to its stockholders. As discussed above, Brylane Inc. does not maintain any separate assets, operations or liabilities as all activities are conducted within Brylane, L.P. The historical financial statements presented herein for periods prior to February 26, 1997 are for Brylane, L.P. and are included to satisfy Brylane Inc.'s continuous reporting requirement. This presentation is consistent with that of Brylane Inc.'s Form S-1 Registration Statement regarding the Initial Public Offering which contained the historical financial statements of Brylane, L.P. through the thirty-nine weeks ended November 2, 1996. The Company's unaudited consolidated financial statement information included herein for the period February 26, 1997 through August 2, 1997 and the pro forma balance sheet information at August 2, 1997 relate to Brylane Inc.

 Basis of Financial Statement Presentation

  The consolidated financial statements include the accounts of Brylane and its wholly-owned subsidiaries and partnerships, including Brylane Capital Corp., B.L. Management Services, Inc., B.L. Catalog Distribution, Inc.,
B.L. Management Services Partnership, B.L. Catalog Distribution Partnership, B.N.Y. Service Corp., K.S. Management Services, Inc., C.O.B. Management Services, Inc. and Chadwick's Tradename Sub, Inc. These entities are collectively referred to as Brylane or the Partnership. Accounts between the consolidated entities have been eliminated. Each of the wholly-owned subsidiaries and partnerships has guaranteed Brylane's 10% Senior Subordinated Notes due 2003 (the "Notes"). Separate financial statements of these subsidiary guarantors have not been included as the subsidiaries guarantee the Notes on a full, unconditional, and joint and several basis. Management believes that the aggregate assets, liabilities, earnings, and equity of the subsidiary guarantors are currently, both on an individual and a combined basis, inconsequential to Brylane on a consolidated basis, and therefore, that information provided in separate financial statements of the subsidiary guarantors is not deemed material to the readers of the financial statements.

  Effective July 6, 1996, KingSize Catalog Sales, L.P., and KingSize Catalog Sales, Inc. were merged into Brylane. All of the assets and liabilities of these entities were transferred to Brylane, which continues to run the KingSize Big & Tall catalog business.

(3) ACQUISITIONS:

  In October 1995, KingSize Catalog Sales, L.P., an Indiana limited partnership and an indirect wholly-owned entity of Brylane ("KingSize Partnership"), completed the acquisition of the assets of the KingSize division of WearGuard Corporation ("WearGuard"), a wholly-owned subsidiary of ARAMARK Corporation (the "KingSize Acquisition"). The business acquired is a catalog business devoted to big and tall men's apparel, footwear and related accessories. Brylane paid to WearGuard $52.5 million in cash and issued to WearGuard 350,000 newly issued limited partnership units in Brylane. Brylane financed the cash portion of the purchase price out of available funds as well as additional borrowings under its 1993 bank credit facility. Brylane acquired the inventory, contracts, customer lists, goodwill, accounts receivable and certain equipment relating to the operation of the business, and the assumption of certain liabilities. In addition, the parties entered into a Noncompetition Agreement.

  For accounting purposes, the KingSize Acquisition has been recorded using the purchase method of accounting on the effective date of October 1, 1995. Brylane's financial statements include the results of KingSize on a consolidated basis from the effective date of the acquisition. The purchase price, including acquisition costs of $1.4 million, has been allocated to the assets and liabilities of KingSize at their estimated fair values. The fair values of assets and liabilities have been determined based on management's estimates. The allocation of the purchase price is as follows (in thousands):

      Current assets................................................... $10,737
      Property and equipment...........................................     331
      Intangibles and other assets.....................................  51,903
      Liabilities assumed..............................................  (3,821)
                                                                        -------
                                                                        $59,150
                                                                        =======

                                 BRYLANE INC.

 (ALL INFORMATION FOR THE TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 AND AUGUST 3,
                              1996 IS UNAUDITED)


  In December 1996, Brylane, L.P. completed the acquisition of certain assets of the Chadwick's of Boston catalog division ("Chadwick's") of Chadwick's, Inc., a wholly-owned subsidiary of The TJX Companies, Inc. ("TJX") (the "Chadwick's Acquisition"). Chadwick's is a catalog business devoted to selling off-price women's career, casual and social apparel. The Chadwick's Acquisition included the purchase of inventory, property, plant and equipment, customer lists, trademarks, goodwill and the assumption of certain liabilities relating to the business by Brylane. In addition, the parties entered into a services agreement, as well as an inventory purchase agreement pursuant to which TJX has committed to purchase certain amounts of Chadwick's excess inventory through January 2000.

  Brylane paid to TJX $222.8 million (subject to certain post-closing adjustments) and issued to TJX (the "TJX Noteholder") a $20.0 million Convertible Redeemable Note due 2006. In order to fund a portion of the cash paid in connection with the Chadwick's Acquisition and to repay its existing indebtedness under its 1993 bank credit facility, the Partnership entered into the 1996 Bank Credit Facility. In addition, the Partnership received an aggregate of approximately $51.3 million in new equity from certain affiliates of FS&Co., Leeway & Co., NYNEX and WearGuard.

  For accounting purposes, the Chadwick's Acquisition has been recorded using the purchase method of accounting, Brylane's financial statements include the results of Chadwick's on a consolidated basis from the closing date of the acquisition. The purchase price, reflecting preliminary adjustments of $28.8 million, and including acquisition costs of $7.1 million, has been allocated to the assets and liabilities of Chadwick's at their estimated fair values. The preliminary purchase price adjustment is recorded in accounts receivable other. The fair values of assets and liabilities have been determined based on management's estimates. The allocation of the purchase price is as follows (in thousands):

      Current assets.................................................. $ 89,990
      Property and equipment..........................................   45,805
      Intangibles and other assets....................................  183,506
      Liabilities assumed.............................................  (98,067)
                                                                       --------
                                                                       $221,234
                                                                       ========

  The following unaudited pro forma results of operations for the years ended February 3, 1996 and February 1, 1997 assume that the KingSize Acquisition and the Chadwick's Acquisition occurred as of January 29, 1995. In preparing the pro forma information, certain adjustments related to the KingSize Acquisition have been made for (i) the amortization of goodwill and other intangible assets created in the KingSize Acquisition; (ii) the interest expense related to the borrowings which were used to finance a portion of the purchase price;
(iii) the non-recurring charge related to the valuation of the acquired inventory; and (iv) the administrative overhead and goodwill amortization related to KingSize as a division of WearGuard. Certain adjustments related to the Chadwick's Acquisition have been made for (i) the amortization of goodwill and other intangible assets created in the Chadwick's Acquisition; (ii) the interest expense on the net increase in indebtedness which was used to finance a portion of the purchase price; (iii) the sale of deferred billing receivables to Alliance Data Systems Corporation; (iv) the non-recurring charge related to the valuation of the acquired inventory; (v) the amortization of deferred financing fees related to the 1996 Bank Credit Facility and the write-off and reduction of amortization expense related to the repayment of the 1993 bank credit facility; and (vi) the elimination of interest expense and federal and state taxes related to Chadwick's as a division of TJX.

  The pro forma information is provided for informational purposes only. It is based on historical information and does not purport to be indicative of the results that actually would have occurred had the KingSize and

                                 BRYLANE INC.

 (ALL INFORMATION FOR THE TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 AND AUGUST 3,
                              1996 IS UNAUDITED)

Chadwick's Acquisitions been made as of the indicated dates or of results which may occur in the future (in thousands):

                                                   FOR THE FISCAL YEAR ENDED
                                               ---------------------------------
                                               FEBRUARY 3, 1996 FEBRUARY 1, 1997
                                               ---------------- ----------------
                                                          (UNAUDITED)
Net Sales.....................................    $1,090,318       $1,167,527
Operating Income..............................        70,625           87,118
Net Income....................................        30,894           49,246

(4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Fiscal Year

  Brylane's fiscal year ends on the Saturday closest to January 31 and consists of 52 or 53 weeks. Brylane's fiscal years ended January 28, 1995 and February 1, 1997 consisted of 52 weeks, and the fiscal year ended February 3, 1996 consisted of 53 weeks. The fiscal year is designated in the notes to the financial statements by the calendar year in which the fiscal year commences.

 Cash Equivalents

  Brylane considers investments with initial maturities of three months or less to be cash equivalents.

 Accounts Receivable

  Brylane, L.P. sells eligible accounts receivable generated through Chadwick's deferred billing programs to Alliance Data Systems Corporation ("ADS") (See note (13) "Related Party Transactions"). All sales are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which was effective for transactions occurring after December 13, 1996. Costs associated with these transactions are included in operations. Deferred billing accounts receivable balances retained by the Company are net of an allowance for doubtful accounts of $0 and $1,975,000 at February 3, 1996 and February 1, 1997.

 Inventories

  Merchandise inventories are stated at the lower of cost or market, principally valued on the average cost basis under a standard costing system or using the retail method of accounting, except for inventories attributable to the initial investment in KingSize and Chadwick's which were recorded at estimated fair value. A non-recurring inventory charge representing the estimated fair value in excess of its original historical cost, as of the date of the KingSize Acquisition, was fully amortized in fiscal 1995 ($569,000). A non-recurring inventory charge representing the estimated fair value, as of the date of the Chadwick's Acquisition, of inventory in excess of its original historical cost was amortized partly during the fiscal year ended February 1, 1997 ($1.7 million) with the remainder to be amortized in the Spring/Summer season of fiscal 1997 ($3.3 million).

 Catalog Costs

  Catalog costs primarily consist of catalog production and mailing costs that have not yet been fully amortized. Catalog costs are amortized over the expected revenue stream, which is approximately three months from the date catalogs are mailed as determined based on management's estimates.

                                 BRYLANE INC.

 (ALL INFORMATION FOR THE TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 AND AUGUST 3,
                              1996 IS UNAUDITED)


 Property and Equipment

  Additions to property and equipment are recorded at cost. Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10-30 years for buildings and improvements, the lesser of 10 years or the life of the lease for leasehold improvements and 3-10 years for other property and equipment. The cost and related accumulated depreciation or amortization of assets sold or retired are removed from the accounts, with any resulting gain or loss included in net income. Repairs and maintenance are charged to expense as incurred; renewals and betterments which extend service lives are capitalized.

 Organization and Deferred Financing Costs

  Organization costs amounting to $300,000 relate to the formation of Brylane and its wholly-owned subsidiaries and partnerships. Such costs are amortized over five years using the straight-line method. Accumulated amortization of organization costs at February 3, 1996, and February 1, 1997 was $150,000, and $210,000, respectively. Original deferred financing costs of $11.8 million incurred in connection with the Brylane Acquisition were capitalized and amortized over the term of the related debt using the effective interest method. In connection with the repayment of the 1993 bank credit facility, a pro rata portion of the deferred financing fees of $2.5 million associated with the obligations to be repaid were written off as a charge to operations. The remaining balance of $9.3 million will continue to be amortized over the remaining life of the related obligations. Deferred financing costs of $7.0 million incurred in connection with the 1996 Bank Credit Facility were capitalized and are amortized over the term of the related debt using the effective interest method. Accumulated amortization of deferred financing costs at February 3, 1996, and February 1, 1997 was $3.7 million, and $5.3 million, respectively.

 Intangible Assets

  Intangible assets associated with the Brylane Acquisition include trademarks of $8.8 million, customer lists of $2.2 million and goodwill of $114.5 million. Such intangibles are amortized over a 30-year composite life using the straight-line method. Accumulated amortization of intangible assets was $10.5 million, and $14.6 million at February 3, 1996, and February 1, 1997, respectively. Intangible assets associated with the KingSize Acquisition include customer lists of $520,000, a noncompetition agreement of $300,000, and goodwill of $50.8 million. Amortization is computed using the straight-line method over a life of eight years for the customer lists, five years for the noncompetition agreement, and 40 years for goodwill. Accumulated amortization was $465,000 and $1.9 million, at February 3, 1996 and February 1, 1997, respectively. Intangible assets associated with the Chadwick's Acquisition include customer lists of $4.0 million and goodwill of $179.5 million. Amortization is computed using the straight-line method over a life of five years for the customer lists and 40 years for goodwill. Accumulated amortization was $882,000 at February 1, 1997.

  Brylane's policy is to periodically review the value assigned to goodwill to determine if it has been permanently impaired by adverse conditions which might affect Brylane. Such reviews include an analysis of current results and take into consideration the discounted value of projected operating cash flow (earnings before interest, taxes and depreciation and amortization).

 Income Taxes

  Under the partnership form of doing business, the tax effects of profits and losses of the Partnership are incurred by the partners. Brylane makes cash advances and annual distributions to partners in amounts sufficient for the partners to pay income taxes on their ratable share of taxable income. As a result, the provision for income taxes for the years ended January 28, 1995, February 3, 1996, and February 1, 1997 represents federal, state and local income taxes relating only to taxable income of the C-corporations included in the consolidated financial statements.

                                 BRYLANE INC.

 (ALL INFORMATION FOR THE TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 AND AUGUST 3,
                              1996 IS UNAUDITED)


 Supplemental Net Income and Earnings per Share:

  Supplemental net income of Brylane Inc. represents the results of operations adjusted to reflect a provision for income tax on historical income before income taxes, which gives effect to the change in the consolidated entities tax status to a C-corporation subsequent to the public sale of its Common Stock. The difference between the proforma income tax rates utilized and the federal statutory rate of 35% relates primarily to state income taxes, net of federal tax benefit.

  Supplemental earnings per share of Brylane Inc. represents supplemental net income divided by the weighted average partnership units outstanding prior to the Initial Public Offering and the weighted average common stock and equivalent units outstanding thereafter. In accordance with Securities and Exchange Commission rules, options granted in the one year prior to the filing of the registration statement related to the initial public offering are included as outstanding for all periods presented using the treasury stock method assuming the offering price of $24 per share.

 Revenue Recognition

  Sales are recorded at the time of shipment. The Company provides a reserve for estimated merchandise returns, based on its prior customer returns experience.

 Partnership Unit Option Plan

  In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Awards of Stock-Based Compensation to Employees", which is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 provides alternative accounting treatment to Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees" with respect to stock-based compensation and requires certain additional disclosures. Brylane adopted the disclosure requirements of SFAS No. 123 in the first quarter of 1996, but has elected to continue to measure compensation costs following present accounting rules under APB Opinion No. 25 (See note (8) "Partnership Unit Option Plans").

 Reclassifications

  Certain reclassifications have been made to the 1995 balance sheets, and the 1994 and 1995 statements of income and cash flows to conform with the 1996 financial statement presentation. Such reclassifications had no effect on previously reported net income.

(5) PROPERTY AND EQUIPMENT:

  Property and equipment are recorded at cost. Property and equipment consist of (in thousands):

                                                     FEBRUARY 3, FEBRUARY 1,
                                                        1996        1997
                                                     ----------- -----------
      Land, buildings and improvements..............   $14,997     $44,651
      Furniture, fixtures and equipment.............    19,359      41,988
      Leasehold improvements........................     2,120       2,397
                                                       -------     -------
                                                        36,476      89,036
      Accumulated depreciation and amortization.....     8,253      13,066
                                                       -------     -------
      Property and equipment, net...................   $28,223     $75,970
                                                       =======     =======

(6) LONG-TERM DEBT:

  In order to finance the Brylane Acquisition, Brylane secured financing through proceeds from a bank credit facility ("1993 bank credit facility") and the sale of the Notes. In connection with the Chadwick's Acquisition,

                                 BRYLANE INC.

 (ALL INFORMATION FOR THE TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 AND AUGUST 3,
                              1996 IS UNAUDITED)

Brylane repaid the 1993 bank credit facility and entered into a 1996 Bank Credit Facility ("Bank Credit Facility"). The Bank Credit Facility and Notes are fully and unconditionally guaranteed, jointly and severally, by each of Brylane's wholly-owned subsidiaries: Brylane Capital Corp., B.L. Management Services, Inc., B.L. Catalog Distribution, Inc., B.N.Y. Service Corp., K.S. Management Services, Inc., C.O.B. Management Services, Inc., Chadwick's Tradename Sub, Inc., and by each of Brylane's wholly-owned general partnerships, B.L. Management Services Partnership and B.L. Catalog Distribution Partnership (collectively, "Subsidiary Guarantors").

                                            FEBRUARY 3, FEBRUARY 1,  AUGUST 2,
                                               1996        1997        1997
                                            ----------- ----------- -----------
                                                                    (UNAUDITED)
1993 bank credit facility term loan (the
 "Term Loans") bearing interest at the
 rate of LIBOR plus 2.0% adjusted to the
 current rate at intervals of one to six
 months based on Brylane's operating cash
 flow to net debt ratio. At February 3,
 1996 and November 2, 1996, the margin was
 2.0%. Various maturities through October
 2000.....................................   $102,476    $      0    $      0
1993 bank credit facility revolving loan
 maximum borrowing of $40,000, sublimit
 for letters of credit of 30,000..........          0           0           0
1996 Bank Credit Facility ("Tranche A Term
 Loan"), bearing interest at the rate of
 (i) a margin over the higher of prime
 rate or federal funds rate plus 0.5% or
 (ii) a margin over LIBOR. At February 1,
 1997, the rate was LIBOR plus 2.0%:
 Various maturities through 2001..........          0     213,000           0
1996 Bank Credit Facility Tranche B Term
 Loan; ("Tranche B Term Loan") bearing
 interest at (i) a margin over the higher
 of prime rate or federal funds rate plus
 0.5% or (ii) a margin over LIBOR. At
 February 1, 1997 the rate was LIBOR plus
 2.5%. Various maturities through February
 2003.....................................          0      70,000           0
1996 Bank Credit Facility revolving loan
 ("Revolving Credit Facility"), maximum
 borrowings of $125,000, sublimit for
 letters of credit $75,000................          0           0           0
1997 Bank Credit Facility ("Tranche A Term
 Loan"), bearing interest at the rate of
 (i) a margin over the higher of prime
 rate or federal funds rate plus 0.5% or
 (ii) a margin over LIBOR. At August 2,
 1997, the rate was LIBOR plus .875%.
 Various maturities through 2001..........          0           0      50,119
1997 Bank Credit Facility Tranche B Term
 Loan: ("Tranche B Term Loan"), bearing
 interest at (i) a margin over the higher
 of prime rate or federal funds rate plus
 0.5% or (ii) a margin over LIBOR. At
 August 2, 1997 the rate was LIBOR plus
 1.625%. Various maturities through
 February 2003............................          0           0      69,750
Convertible subordinated note, bearing
 interest at the rate of 6% per annum,
 maturing December 9, 2006................          0      20,000      20,000
Senior subordinated notes, bearing
 interest at the rate of 10.0% per annum,
 maturing September 1, 2003...............    125,000     125,000     125,000
                                             --------    --------    --------
                                              227,476     428,000     264,869
Unamortized discount on senior
 subordinated notes.......................       (736)       (638)       (590)
                                             --------    --------    --------
                                              226,740     427,362     264,279
Less current portion......................    (13,720)    (26,000)     (9,028)
                                             --------    --------    --------
                                             $213,020    $401,362    $255,251
                                             ========    ========    ========

                                 BRYLANE INC.

 (ALL INFORMATION FOR THE TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 AND AUGUST 3,
                              1996 IS UNAUDITED)


  In addition to scheduled maturities on the Tranche A and Tranche B Term Loan, Brylane is obligated to make certain mandatory prepayments of the loans and the Revolving Credit Facility under certain circumstances. Such a mandatory prepayment of the Tranche A and Tranche B Term Loans is based on Brylane's excess cash flow, as defined. The terms of the Partnership Agreement may under certain conditions require and the terms of the Tranche A and Tranche B Term Loan will allow, until the fourth anniversary of the closing of the Brylane Acquisition, each such scheduled or mandatory principal payment to be placed into an escrow account rather than being applied to reduce the principal amount of the Tranche A and Tranche B Term Loans.

  At February 3, 1996 and February 1, 1997, interest terms available to Brylane, for borrowing similar to the Term Loans and the Tranche A and B Term Loans, were similar to those presently provided under the Bank Credit Facility. Accordingly, the principal amount outstanding of the Term Loans and the Tranche A and B Term Loans approximated the fair value at February 3, 1996 and February 1, 1997.

  Based on quoted market prices at February 3, 1996 and February 1, 1997 the fair market value of the Notes was approximately $111.9 million and $130.3 million, respectively. The change in fair market value is primarily attributable to changes in bond ratings and market interest rates.

  The 1993 bank credit facility contained certain financial covenants which required Brylane to meet financial ratios and tests, including a minimum net worth test, a minimum fixed charge coverage ratio and a minimum cash flow to net debt ratio. At February 3, 1996, Brylane was in compliance with the required covenants. In addition, the 1993 bank credit facility contained covenants customarily found in credit agreements of such type including, among other things, limitations on indebtedness, liens, asset sales, distributions and other restricted payments, acquisitions, mergers, investments, capital expenditures and prepayment or amendment of certain indebtedness. The 1993 bank credit facility contained customary events of default, including certain changes of control of Brylane.

  The Bank Credit Facility contains certain financial covenants which require Brylane to meet financial ratios and tests, including a maximum debt to cash flow ratio, a minimum fixed charge coverage ratio, and a minimum net worth test. At February 1, 1997, Brylane was in compliance with the required covenants. In addition, the Bank Credit Facility contains covenants customarily found in credit agreements including, among other things, limitations on indebtedness, liens, Asset Sales (as defined), partnership distributions and other restricted payments, mergers and certain acquisitions, investments, transactions with affiliates, capital expenditures, the prepayment or amendment of certain indebtedness, the granting of certain negative pledges and the amendment of material agreements. The Bank Credit Facility also contains customary events of default, including certain changes of control of the Partnership.

  The obligations of Brylane under the Bank Credit Facility are collateralized by the intangible assets of Brylane.

  As of February 3, 1996 and February 1, 1997, Brylane had no borrowings under the Revolving Credit Facility and, after giving effect to the issuance of letters of credit for $17.2 million and $47.9 million, respectively, had additional capacity under the Revolving Credit Facility of approximately $22.8 million and $77.1 million, respectively. As of February 3, 1996 and February 1, 1997 the aggregate principal balance outstanding under the Term Loans and the Tranche A and B Term Loans was $102.5 million and $283.0 million, respectively.

  At August 2, 1997, Brylane had $20.0 million in borrowings under the Revolving Credit Facility and, after giving effect to the issuance of letters of credit for $53.2 million, had additional capacity under the Revolving Credit Facility of approximately $51.8 million. As of August 2, 1997, the aggregate principal balance outstanding under the Term Loans and the Tranche A and B Term Loans was $139.9 million.

                                 BRYLANE INC.

 (ALL INFORMATION FOR THE TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 AND AUGUST 3,
                              1996 IS UNAUDITED)


  At August 2, 1997, annual maturities of long-term debt by fiscal year are as follows (in thousands):

      1997............................................................. $  3,587
      1998.............................................................   10,881
      1999.............................................................   12,116
      2000.............................................................   13,351
      2001.............................................................   14,684
      Thereafter.......................................................  210,250
                                                                        --------
      Total Debt....................................................... $264,869
                                                                        ========

(7) OPERATING LEASES:

  Brylane leases office, outlet store and warehouse space and equipment under leasing arrangements classified as operating leases which expire at various times through fiscal 2003. Rent expense under these leases was $5.6 million, $5.8 million and $6.6 million in the fiscal years ended January 28, 1995, February 3, 1996 and February 1, 1997.

  Future minimum lease payments required under these leases at February 1, 1997, are as follows (in thousands):

      1997.............................................................. $ 6,149
      1998..............................................................   5,348
      1999..............................................................   3,856
      2000..............................................................   1,754
      2001..............................................................   1,447
      Thereafter........................................................     686
                                                                         -------
                                                                         $19,240
                                                                         =======

(8) PARTNERSHIP UNIT OPTION PLANS:

 1993 Option Plan

  In connection with the Brylane Acquisition, Brylane adopted its 1993 Performance Partnership Unit Option Plan (the "1993 Option Plan") whereby officers, key employees, certain members of the Board of Representatives of the Partnership and consultants of Brylane (or its Subsidiaries) may be granted the right to purchase an aggregate of up to 779,584 partnership units in Brylane. The options were issued at fair market value at the date of the grant based on the capital contributed by FS&Co. and The Limited.

  In connection with the Chadwick's Acquisition, the Board of Representatives of the Partnership authorized an amendment to the existing option agreement that revised the performance criteria for the vesting of the options, and changed the outside vesting date of the options from August 30, 2008 to August 30, 2002 and reduced the term from 16 to 10 years. In addition, the exercise price of the options outstanding under the 1993 Option Plan was increased from $10.00 per partnership unit to $15.00 per partnership unit. In accordance with APB Opinion No. 25, the options were deemed to have a new measurement date. Based on the new measurement date, the Partnership incurred non-cash compensation expense of $2.4 million in the fourth quarter of 1996 and expects to incur an additional $0.7 million in fiscal 1997. All options become exercisable on the fifth or ninth

                                 BRYLANE INC.

 (ALL INFORMATION FOR THE TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 AND AUGUST 3,
                              1996 IS UNAUDITED)

anniversary of the Brylane Acquisition and terminate 10 years from date of grant (if not sooner due to termination of employment).

                                                              1995      1996
                                                             -------  --------
      Outstanding at beginning of year...................... 615,209   622,709
      Granted...............................................  15,000   669,584
      Cancelled.............................................  (7,500) (647,709)
                                                             -------  --------
      Outstanding at end of year............................ 622,709   644,584
                                                             =======  ========
      Options exercisable at year-end.......................     --        --
      Weighted-average fair value of options granted during
       the year............................................. $  9.71  $   9.99

 1995 Option Plan:

  On July 15, 1995, Brylane adopted its 1995 Partnership Unit Option Plan (the "1995 Option Plan") whereby officers, key employees, certain members of the Board of Representatives of the Partnership and consultants of Brylane (or its Subsidiaries) may be granted the right to purchase an aggregate of up to 500,000 partnership units in Brylane.

  In connection with the Chadwick's Acquisition, the Board of Representatives of the Partnership authorized amendments to increase the number of partnership units which may be issued from 500,000 to 1,700,000 and permit the Board or Compensation Committee to grant options with a term of up to 10 years. Additionally, Chadwick's employees were granted substitute options in exchange for options previously granted by TJX. The term, exercise price and vesting criteria of the replacement options were determined to preserve the economic value of the options being exchanged. The granting of the options resulted in an adjustment to the Chadwick's Acquisition purchase price of $0.9 million for the related compensation expense.

  A summary of the Partnership's 1995 Option Plan as of February 3, 1996 and February 1, 1997, and changes during the years ending on those dates is presented below:

                                            1995                   1996
                                   ---------------------- ----------------------
                                             WEIGHTED-              WEIGHTED-
                                              AVERAGE                AVERAGE
                                    UNITS  EXERCISE PRICE  UNITS  EXERCISE PRICE
                                   ------- -------------- ------- --------------
      Outstanding at beginning of
       year......................      --                 123,750     $15.00
      Granted....................  123,750     $15.00     340,854      17.04
      Cancelled..................      --                     --
                                   -------                -------
      Outstanding at end of year.  123,750      15.00     464,604      16.50
      Options exercisable at
       year-end..................      --                  41,250
      Weighted-average fair value
       of options granted during
       the year..................  $  5.81                $  9.69

                                 BRYLANE INC.

 (ALL INFORMATION FOR THE TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 AND AUGUST 3,
                              1996 IS UNAUDITED)


  The following table summarizes information about the 1995 Option Plan at February 1, 1997:

                              OPTIONS OUTSTANDING
      ---------------------------------------------------------------------
                              NUMBER        WEIGHTED-AVERAGE   WEIGHTED-
         RANGE OF           OUTSTANDING        REMAINING        AVERAGE
      EXERCISE PRICES   AT FEBRUARY 1, 1997 CONTRACTUAL LIFE EXERCISE PRICE
      ---------------   ------------------- ---------------- --------------
       $ 5 to 10               63,604          8.6 years         $ 6.72
       $11 to 15              127,750          5.6 years          15.00
       $16 to 20              273,250          8.0 years          19.48
                              -------
       $ 5 to 20              464,604          7.4 years          16.50

                                OPTIONS EXERCISABLE
        -------------------------------------------------------------------------------
                                         NUMBER                            WEIGHTED-
           RANGE OF                    EXERCISABLE                          AVERAGE
        EXERCISE PRICES            AT FEBRUARY 1, 1997                   EXERCISE PRICE
        ---------------            -------------------                   --------------
         $ 5 to 10                          --                                  --
         $11 to 15                       41,250                              $15.00
         $16 to 20                          --                                  --
                                         ------                              ------
                                         41,250                              $15.00
                                         ======                              ======

 Pro Forma Disclosures Under Statement of Financial Accounting Standards No.
123:

  Pro forma information regarding net income as required by SFAS No. 123 has been determined as if the Company accounted for its stock options under the fair value approach. The fair value of each option is estimated on the date of grant using the Black--Scholes model with the following assumptions for 1995: expected volatility of 31.2%, risk--free interest rate of 5.99% and an expected life of five years. The weighted average assumptions applied in 1996 are as follows: expected volatility of 31.2%, weighted average risk-free interest rate of 6.04%, and weighted average expected life of 5.25 years.

  Had compensation costs been determined based on the fair value method of SFAS No. 123, the Company's net income would have been adjusted to the pro forma amounts indicated below. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period (in thousands).

                                               FEBRUARY 3, 1996 FEBRUARY 1, 1997
                                               ---------------- ----------------
      Net income, as reported.................     $27,850          $26,952
      Net income, pro forma...................     $27,658          $28,351

(9) STOCK SUBSCRIPTION PLAN:

  Brylane has a stock subscription plan (the "Subscription Plan") whereby officers, certain key employees and a member of the Board of Representatives may purchase interests in an entity that indirectly owns interests in the Partnership. Pursuant to the Subscription Plan, this entity acquires additional interests in the Partnership using the proceeds received in connection with such purchases. The portion of the purchase price received in the form of promissory notes is recorded as a reduction of partnership equity. The price at which the units are purchased is set at fair value at the date of issuance as determined by the Company from analyses and outside purchases.

                                 BRYLANE INC.

 (ALL INFORMATION FOR THE TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 AND AUGUST 3,
                              1996 IS UNAUDITED)


  Activity under the Stock Subscription Plan for fiscal 1994, fiscal 1995 and fiscal 1996 follows:

                                                                         AVERAGE
                                                                          PRICE
                                                                NUMBER     PER
                                                               OF UNITS   UNIT
                                                               --------  -------
      Units outstanding, January 29, 1994..................... 453,000   $10.00
       Activity during 1994:
        Issued................................................  60,000    10.00
        Repurchased........................................... (12,500)   10.00
                                                               -------   ------
      Units outstanding, January 28, 1995..................... 500,500    10.00
       Activity during 1995:
        Issued................................................  15,000    15.00
        Repurchased........................................... (10,000)   12.10
                                                               -------   ------
      Units outstanding, February 3, 1996..................... 505,500    10.15
       Activity during 1996:
        Issued................................................   7,500    15.00
        Repurchased...........................................  (5,000)   12.10
                                                               -------   ------
      Units outstanding, February 1, 1997..................... 508,000   $10.22
                                                               =======   ======

(10) RETIREMENT PLAN:

  Effective August 30, 1993, Brylane adopted the Brylane, L.P. Savings and Retirement Plan (the "Retirement Plan"). All of the Company's employees who have attained twenty-one years of age and have completed one year of service are eligible to participate in the Retirement Plan. Eligible employees can contribute up to the lesser of $9,500 or ten percent of their compensation to the Retirement Plan on a pre-tax basis. Brylane will match up to three percent of the participants' eligible compensation. Brylane is required to make additional contributions to the Retirement Plan equal to four percent of each participant's compensation up to the Social Security taxable wage base and equal to seven percent of each participant's compensation which exceeds that amount. An additional one percent of eligible compensation is contributed on behalf of those participants who have completed at least five years of service. The Company's contributions begin to vest after three years of service, at which time such contributions are 20% vested. Thereafter, the contributions vest at a rate of 20% each year so that Brylane's contributions are fully vested after seven years of service. Brylane's cost under these plans was $3.1 million, $2.9 million and $3.6 million in the years ended January 28, 1995, February 3, 1996 and February 1, 1997, respectively.

  As a result of the Chadwick's Acquisition, the Company participates in a multi-employer plan that provides defined benefits to its union employees. Expense for this plan for the eight-weeks ended February 1, 1997 amounted to $252,750.

(11) INCOME TAXES:

  Brylane Inc. accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Pursuant to SFAS No. 109, deferred tax assets and liabilities result from differences between financial reporting and tax basis of assets and liabilities, measured using enacted tax rates and laws in effect when the differences reverse. Upon consummation of the Initial Public Offering and execution of the Exchange Agreement, Brylane Inc. recorded a deferred income tax benefit of $17.6 million. The deferred tax asset represents the estimated future tax benefits to Brylane Inc., determined at current rates, arising from temporary differences associated with the difference between the book and tax basis of the partners' investment in Brylane, L.P.

                                 BRYLANE INC.

 (ALL INFORMATION FOR THE TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 AND AUGUST 3,
                              1996 IS UNAUDITED)


  During the twenty-six weeks ended August 2, 1997, income tax expense was $10.3 million.

(12) CONVERTIBLE REDEEMABLE PREFERRED STOCK:

  In connection with the Chadwick's Acquisition, certain members of Chadwick's management purchased 75,000 shares of VP Holding Corporation Series A Convertible Redeemable Preferred Stock for a purchase price of $1.5 million. The shares of VP Holding Corporation Series A Convertible Redeemable Preferred Stock vest in three equal annual installments beginning one year from the date of purchase and may not be transferred or redeemed at the option of the holder for three years from their date of purchase; thereafter, they may be transferred only after first offering such shares to VP Holding Corporation. The redemption price has been set at $20 per share (as appropriately adjusted for stock dividends, reclassifications or splits).

(13) PARTNERSHIP EQUITY:

  The general partner of Brylane is an affiliate of FS&Co. Profits of the Partnership will be allocated first, 100% to the general partner in an amount equal to the excess of cumulative allocated losses over allocated profits; second, to each partner in proportion to cumulative allocated losses over profits; and the balance in proportion to percentage interest.

  Losses will be allocated first, to each partner in proportion to cumulative allocated profits over losses; second, to each partner in proportion to the sum of capital contributions and cumulative allocated profits over losses; and the balance 100% to the general partner.

(14) RELATED PARTY TRANSACTIONS:

  On August 30, 1993 (amended July 1, 1995), Brylane entered into a Credit Card Agreement with World Financial Network National Bank ("World Financial") a wholly-owned subsidiary of Alliance Data Systems Corporation ("ADS"), a joint venture 60% owned by affiliates of Welsh Carson Anderson & Stowe and 40% owned by The Limited, Inc., pursuant to which World Financial provides credit to customers of Brylane, issues five proprietary credit cards and processes credit card transactions for a fee. The total expense amounted to $10.7 million, $10.3 million and $10.0 million in the years ended January 28, 1995, February 3, 1996 and February 1, 1997. In addition, the Brylane, L.P. sold accounts receivable to ADS and incurred processing fees of $142,000 in fiscal 1996.

  Certain affiliates of The Limited granted Brylane the use of certain trademarks for a specified period, as defined in a trademark license agreement.

  In connection with the Chadwick's Acquisition, Brylane paid FS Management Co. and FS&Co. Management L.P., both of which are affiliated with FS&Co., an aggregate of $2.5 million in fees as compensation for services in structuring and arranging financing. Such fees are included in intangibles and other assets.

(15) COMMITMENTS AND CONTINGENCIES:

  Brylane is involved in various legal proceedings that are incidental to the conduct of its business. Although the amount of any liability with respect to these proceedings cannot be determined, in the opinion of management, any such liability will not have a material adverse effect on the financial position or results of operations of Brylane.

(16) SUBSEQUENT EVENTS:

 Initial Public Offering

  On February 26, 1997, pursuant to the First Amended and Restated Incorporation and Exchange Agreement (the "Exchange Agreement"), certain affiliates of FS&Co., The Limited, M&P Distributing Company, WearGuard, Leeway & Co., and NYNEX exchanged their shares of common stock of VP Holding Corporation or ownership interests in the Partnership, except for the TJX Noteholder, for 14,926,778 shares of Common Stock in Brylane Inc., a newly formed corporation, and the TJX Noteholder exchanged the $20.0 million

                                 BRYLANE INC.

 (ALL INFORMATION FOR THE TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 AND AUGUST 3,
                              1996 IS UNAUDITED)

Convertible Note due 2006 of the Partnership for a similar security in Brylane, L.P. and Brylane Inc. Additionally, pursuant to their respective stock subscription agreements with VP Holding Corporation, certain members of management and others exchanged their shares of common stock of VP Holding Corporation for an aggregate of 544,667 shares of Common Stock of Brylane Inc.

  On February 26, 1997, Brylane Inc. offered 4,000,000 shares of common stock to the public at an initial public offering price of $24.00 per share. Net proceeds, after underwriting discounts and related fees, of $89.3 million were used to repay obligations outstanding under the Tranche A Term Loan of the Bank Credit Facility resulting in a write-off of $2.1 million of deferred financing costs in the first quarter of fiscal 1997.

  Prior to the Initial Public Offering and subsequent to the execution of the Exchange Transaction, the equity of Brylane Inc. was as follows (in thousands):

      Common stock, $.01 par value, 40,000,000 shares authorized,
       15,471,445 shares issued and outstanding.................... $     155
      Additional paid in capital...................................   204,375
      Reduction for predecessor cost carryover basis...............  (152,067)
      Loans to management investors................................    (2,490)
      Retained earnings............................................    72,940
                                                                    ---------
                                                                    $ 122,913
                                                                    =========

  The additional paid in capital of Brylane Inc. at February 1, 1997 reflects the establishment of a deferred tax asset of $19.1 million, representing the tax effect at current tax rates of temporary differences between assets and liabilities for financial and tax reporting purposes. This difference is attributable to the step-up in the tax basis of the Partnership's assets at the closing of the Brylane Acquisition and upon the contribution to Brylane Inc. by The Limited of its interests in the Partnership at the closing of the Initial Public Offering, and represents estimated future tax benefits to Brylane Inc. arising from those assets. Brylane, L.P. did not record deferred taxes since its partners incurred the tax effects of its profits and losses.

 Lease Agreements

  In April 1997, Brylane renewed the lease for its New York office. The renewed lease commenced its term on April 15, 1997, and expires on March 31, 2012. Annual payments required by this lease are $1.5 million for the period April 15, 1997 through April 14, 2002 and $1.6 million for the period April 15, 2002 through March 31, 2012.

  In September 1997, Brylane entered into a lease for a warehouse and office facility that will contain approximately 330,000 square feet. The lease commences on the later of (i) February 15, 1998 or (ii) the date on which substantial completion of landlord's construction work is deemed to occur, and continues for 15 years with two five-year renewal options. Annual payments required by this lease are $1.4 million for the period February 15, 1998 through February 15, 2013.

 Bank Credit Facility

  On April 30, 1997, Brylane, L.P. entered into its 1997 Bank Credit Facility which resulted in the write-off of approximately $4.4 million in deferred financing costs. This item was treated as an extraordinary charge during Spring/Summer season of fiscal 1997. The proceeds from 1997 Bank Credit Facility were used to repay the 1996 Bank Credit Facility. The Company prepaid $62.1 million on the Tranche A Term Loan of the 1997 Bank Credit Facility during the twenty-six weeks ended August 2, 1997.

                                 BRYLANE INC.

 (ALL INFORMATION FOR THE TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 AND AUGUST 3,
                              1996 IS UNAUDITED)

 Sale of Common Stock by Certain Stockholders and Common Stock Repurchase

  In September 1997, certain stockholders initiated an offering to sell 5,000,000 shares of their Common Stock in the Company. Concurrent with the consummation of that offering, the Company will repurchase from the same stockholders an additional 2,500,000 shares. The Company has received a signed commitment letter from J.P. Morgan, Morgan Guaranty and Merrill Lynch Capital to amend and restate its 1997 Bank Credit Facility to provide additional financing of up to $175.0 million to fund the repurchase of those shares.

  The pro forma balance sheet information at August 2, 1997 reflects the $116.8 million in additional borrowings as if such borrowings had occurred at that date.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Chadwick's, Inc.:

  We have audited the accompanying combined balance sheets of Chadwick's, Inc. and subsidiaries as of January 28, 1995 and January 27, 1996 and the related combined statements of income and net assets, and cash flows for each of the three fiscal years in the period ended January 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Chadwick's, Inc. and subsidiaries as of January 28, 1995 and January 27, 1996 and the combined results of their operations and their cash flows for each of the three fiscal years in the period ended January 27, 1996 in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Boston, Massachusetts
May 14, 1996

                                CHADWICK'S, INC.

                  COMBINED STATEMENTS OF INCOME AND NET ASSETS

                                   FISCAL YEAR ENDED          THIRTY-NINE WEEKS ENDED
                          ----------------------------------- -----------------------
                          JANUARY 29, JANUARY 28, JANUARY 27, OCTOBER 28, OCTOBER 26,
                             1994        1995        1996        1995        1996
                          ----------- ----------- ----------- ----------- -----------
                                                                    (UNAUDITED)
                                            (DOLLARS IN THOUSANDS)
Net sales...............   $424,276    $432,660    $465,598    $355,671    $370,319
                           --------    --------    --------    --------    --------
Cost of sales, including
 buying and order
 fulfillment costs......    269,233     271,874     278,868     211,486     206,179
                           --------    --------    --------    --------    --------
  Gross profit..........    155,043     160,786     186,730     144,185     164,140
Selling, general and
 administrative
 expenses, including
 catalog and order
 processing costs.......    131,439     155,329     160,282     126,615     129,731
                           --------    --------    --------    --------    --------
  Income from
   operations...........     23,604       5,457      26,448      17,570      34,409
Interest expense, net...      3,378       3,940       6,920       5,211       4,492
                           --------    --------    --------    --------    --------
Income before income
 taxes, extraordinary
 items and cumulative
 effect of accounting
 changes................     20,226       1,517      19,528      12,359      29,917
Provision for income
 taxes..................      7,941         255       7,854       4,968      12,355
                           --------    --------    --------    --------    --------
Income before
 extraordinary items and
 cumulative effect of
 accounting changes.....     12,285       1,262      11,674       7,391      17,562
Extraordinary charge,
 net of income taxes....        --         (192)     (3,338)        --          --
Cumulative effect of
 accounting changes, net
 of income taxes........        380         --          --          --          --
                           --------    --------    --------    --------    --------
Net income..............     12,665       1,070       8,336       7,391      17,562
Net assets at beginning
 of period..............     34,604      47,269      48,339      48,339      56,675
                           --------    --------    --------    --------    --------
Net assets at end of
 period.................   $ 47,269    $ 48,339    $ 56,675    $ 55,730    $ 74,237
                           ========    ========    ========    ========    ========



    The accompanying notes are an integral part of the financial statements.

                                CHADWICK'S, INC.

                            COMBINED BALANCE SHEETS

                                            JANUARY 28, JANUARY 27, OCTOBER 26,
                                               1995        1996        1996
                                            ----------- ----------- -----------
                                                                    (UNAUDITED)
                                                  (DOLLARS IN THOUSANDS)
                  ASSETS
                  ------
Current assets:
  Cash and cash equivalents................  $  1,420    $  1,406    $    464
  Accounts receivable, net of allowance for
   doubtful accounts of $479, $2,582 and
   $2,062, respectively....................    10,056      41,444      99,873
  Current deferred taxes and income taxes
   recoverable.............................     9,534       2,624       1,844
  Merchandise inventories..................    93,993      82,612     106,469
  Prepaid expenses, including catalog
   costs...................................     9,499      18,829      15,636
                                             --------    --------    --------
    Total current assets...................   124,502     146,915     224,286
Property at cost:
  Land and buildings.......................    29,586      30,563      30,881
  Leasehold improvements...................     4,232       5,873       6,092
  Furniture, fixtures and equipment........    38,193      41,458      42,199
                                             --------    --------    --------
                                               72,011      77,894      79,172
  Less accumulated depreciation and
   amortization............................    18,888      25,594      30,544
                                             --------    --------    --------
                                               53,123      52,300      48,628
                                             --------    --------    --------
    Total assets...........................  $177,625    $199,215    $272,914
                                             ========    ========    ========
        LIABILITIES AND NET ASSETS
        --------------------------
Current liabilities:
  Accounts payable.........................  $ 41,961    $ 36,889    $ 46,817
  Accrued expenses and other current
   liabilities.............................    38,132      32,183      60,388
  Current deferred taxes and income taxes
   payable.................................       --          --          463
                                             --------    --------    --------
    Total current liabilities..............    80,093      69,072     107,668
Long-term debt.............................    45,000         --          --
Loans and advances from TJX................     2,391      70,769      88,587
Deferred income taxes......................     1,802       2,699       2,422
Commitments (see Note B)
    Net assets.............................    48,339      56,675      74,237
                                             --------    --------    --------
    Total liabilities and net assets.......  $177,625    $199,215    $272,914
                                             ========    ========    ========

    The accompanying notes are an integral part of the financial statements.

                                CHADWICK'S, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                   FISCAL YEAR ENDED          THIRTY-NINE WEEKS ENDED
                          ----------------------------------- -----------------------
                          JANUARY 29, JANUARY 28, JANUARY 27, OCTOBER 28, OCTOBER 26,
                             1994        1995        1996        1995        1996
                          ----------- ----------- ----------- ----------- -----------
                                                                    (UNAUDITED)
                                            (DOLLARS IN THOUSANDS)
Cash flows from operat-
 ing activities:
 Net income.............   $ 12,665    $  1,070    $  8,336    $  7,391    $ 17,562
 Adjustments to recon-
  cile net income to net
  cash provided from
  (used in) operating
  activities:
   Extraordinary charge.        --          192       3,338         --          --
   Depreciation and
    amortization........      4,505       5,699       6,712       5,055       5,018
   Other................       (380)        --          297          (2)        (68)
 Changes in assets and
  liabilities:
   (Increase) in ac-
    counts receivable...         (2)     (4,645)    (31,388)    (76,663)    (58,429)
   (Increase) decrease
    in federal and state
    income taxes
    recoverable and
    current deferred
    income taxes........     (3,206)     (3,310)      9,258       9,534         780
   (Increase) decrease
    in merchandise
    inventories.........    (14,995)     (7,187)     11,381       5,842     (23,857)
   (Increase) decrease
    in prepaid expenses.     (4,020)     (1,159)     (9,330)     (6,136)      3,193
   (Increase) in other
    assets..............        --          --          --         (453)        --
   Increase (decrease)
    in accounts payable.    (10,407)     13,503      (5,072)     (9,884)      9,928
   Increase (decrease)
    in accrued expenses
    and other current
    liabilities.........      1,973      11,134      (5,949)     10,304      28,205
   Increase in federal
    and state income
    taxes payable and
    current deferred
    income taxes........        --          --          --        5,458         463
   Increase (decrease)
    in deferred income
    taxes...............      1,133         621         897         306        (277)
                           --------    --------    --------    --------    --------
Net cash provided by
 (used in) operating
 activities.............    (12,734)     15,918     (11,520)    (49,248)    (17,482)
                           --------    --------    --------    --------    --------
Cash flows from invest-
 ing activities:
 Property additions.....    (16,203)    (10,586)     (6,338)     (3,818)     (1,278)
                           --------    --------    --------    --------    --------
Net cash (used in) in-
 vesting activities.....    (16,203)    (10,586)     (6,338)     (3,818)     (1,278)
                           --------    --------    --------    --------    --------
Cash flows from financ-
 ing activities:
 Proceeds from
  borrowings of long-
  term debt.............        --       45,000         --          --          --
 Principal payments on
  long-term debt........        (19)        (32)        --          --          --
 Prepayment of long-term
  debt..................        --       (5,774)    (50,534)        --          --
 Increase (decrease) in
  borrowings from TJX,
  net...................     30,036     (44,317)     68,378      52,013      17,818
                           --------    --------    --------    --------    --------
Net cash provided by
 (used in) financing
 activities.............     30,017      (5,123)     17,844      52,013      17,818
                           --------    --------    --------    --------    --------
Net increase (decrease)
 in cash and cash
 equivalents............      1,080         209         (14)     (1,053)       (942)
                           --------    --------    --------    --------    --------
Cash and cash equiva-
 lents at beginning of
 year...................        131       1,211       1,420       1,420       1,406
                           --------    --------    --------    --------    --------
Cash and cash equiva-
 lents at end of period.   $  1,211    $  1,420    $  1,406    $    367    $    464
                           ========    ========    ========    ========    ========

    The accompanying notes are an integral part of the financial statements.

                               CHADWICK'S, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

SUMMARY OF ACCOUNTING POLICIES

  BASIS OF PRESENTATION: Chadwick's, Inc. (the "Company"), which holds the assets of the Chadwick's of Boston catalog, is a wholly-owned subsidiary of The TJX Companies, Inc. ("TJX"). These combined financial statements include the operating results of the Chadwick's of Boston catalog and its related trademark subsidiary.

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  DESCRIPTION OF BUSINESS: The Company is an off-price catalog operator which sells primarily women's career, casual and social apparel through its Chadwick's of Boston catalog.

  FISCAL YEAR: The Company's fiscal year ends on the last Saturday in January. The fiscal years ended January 29, 1994, January 28, 1995 and January 27, 1996 each included 52 weeks.

  REVENUE RECOGNITION: The Company recognizes sales and the related cost of sales at the time the merchandise is shipped to customers. The Company allows for merchandise returns at the customer's discretion, and provides an allowance for returns based on projected merchandise returns. The Company offers a deferred billing program under which the Company does not charge the credit card of a customer who requests the program and purchases merchandise on credit until approximately 90 to 120 days after the mailing of the catalog from which the merchandise is purchased. An allowance for doubtful accounts is established as deferred billing sales are recorded based upon projected future credit losses.

  MERCHANDISE LIQUIDATIONS: The Company writes down the value of merchandise identified for liquidation to its net realizable value and reflects the transaction net in cost of sales. The Company received $29.7 million, $21.9 million and $20.2 million, for the fiscal years ended January 1994, 1995 and 1996, respectively, with respect to liquidated merchandise.

  CASH AND CASH EQUIVALENTS: The Company generally considers highly liquid investments with a maturity of three months or less at time of purchase to be cash equivalents. The Company's investments are primarily time deposits with major banks. Fair value of cash equivalents approximates carrying value.

  MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost or market. The Company primarily uses the retail method for valuing inventories on the first-in first-out basis.

  PREPAID CATALOG EXPENSES: Catalog costs are capitalized as incurred and amortized over the period the catalog generates revenue which generally does not exceed four months. Prepaid catalog expenses were $7.9 million and $16.7 million as of January 28, 1995 and January 27, 1996, respectively.

  DEPRECIATION AND AMORTIZATION: For financial reporting purposes, the Company provides for depreciation and amortization of property principally by the use of the straight-line method over the estimated useful lives of the assets. Leasehold costs and improvements are generally amortized over the lease term or their estimated useful life, whichever is shorter. Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost of disposed assets and the related depreciation are eliminated and any gain or loss is included in net income.

                               CHADWICK'S, INC.

  NEW ACCOUNTING STANDARDS: During 1995, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Assets to be Disposed of" and FASB Statement No. 123, "Accounting for Stock Based Compensation." The Company will implement the new standards in its fiscal year ending January 25, 1997 and it expects that the impact of implementation will be immaterial. The Company plans to adopt the disclosure only provisions of FASB Statement No. 123.

  ACCOUNTING CHANGES: Effective January 31, 1993, TJX adopted Statement of Financial Accounting Standards (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company recorded its share of a one-time implementation charge of $79,000, net of taxes of $51,000, as a cumulative effect of accounting change.

  In addition, effective January 31, 1993, TJX also implemented Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." The amount applicable to the Company resulted in an after-tax gain of $459,000 which was also recorded as a cumulative effect of accounting change.

  INTERIM FINANCIAL INFORMATION: The combined financial statements for the thirty-nine weeks ended October 28, 1995 and October 26, 1996 are unaudited but include all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim period.

A. RELATED PARTY TRANSACTIONS

  TJX loans funds to the Company on an as needed basis. The Company pays interest to TJX on its intercompany balance, net of its cash balance, on a monthly basis. At the beginning of a fiscal year, the intercompany balance is determined to be long-term and interest is charged on that balance at a rate determined annually by TJX. The long-term intercompany balance was $16.7 million for the fiscal year ended January 29, 1994, $46.7 million for the fiscal year ended January 28, 1995 and $2.4 million for the fiscal year ended January 27, 1996. The long-term interest rate was 9.0%, 8.0% and 8.5%, in the fiscal years ended January of 1994, 1995 and 1996, respectively.

  In addition to the above, interest is charged or credited to the Company each month on the difference between its long-term intercompany balance and the intercompany balance, net of cash at the end of the month. Interest income on this portion of the intercompany balance which represents funds invested with TJX is credited at a rate which approximates TJX's short-term investment rate. Interest expense on this portion of the intercompany balance which represents borrowings from TJX is charged at a rate which approximates TJX's short-term borrowing rate. During the past three years, the maximum amounts the Company has borrowed from TJX on a short-term basis (based on month end borrowing levels) were $66.2 million in the fiscal year ended January 29, 1994, $18.6 million in the fiscal year ended January 28, 1995 and $116.0 million in the fiscal year ended January 27, 1996. The average short-term interest rate on its borrowings was approximately 4%, 5% and 7% in the fiscal years ended January of 1994, 1995 and 1996, respectively.

  TJX provides certain services to the Company, primarily data processing and payroll processing. The Company pays a charge which it believes approximates the costs incurred by TJX. The Company paid $2.6 million, $3.3 million and $4.4 million in the fiscal years ended January of 1994, 1995 and 1996, respectively, for these services. The Company also participates in numerous benefit plans and insurance plans of TJX and is charged its share of the costs incurred in connection with the plans.

  Additionally, the Company pays a charge to TJX for administrative support, including financial, treasury, general legal, tax, audit and human resources. The Company pays an annual fee equal to 0.1% of its budgeted sales for these services. The Company paid $409,000, $504,000 and $461,000 for the fiscal years ended January of 1994, 1995 and 1996, respectively.

                               CHADWICK'S, INC.

  Management believes that the Company's historical financial statements reflect its historical costs of doing business.

  The Company also enters into several transactions with other operating divisions of TJX. In the fiscal years ended January of 1994, 1995 and 1996, TJX purchased liquidated merchandise from the Company of $24.2 million, $14.4 million, and $10.6 million, respectively. Accounts receivable as of January 28, 1995 and January 27, 1996 includes $2.5 million and $1.2 million, respectively due from TJX with respect to liquidated merchandise. Also, the Company leased certain buying, warehouse and distribution space and two outlet locations from TJX for which the Company paid $206,000, $251,000 and $289,000 in the fiscal years ended January of 1994, 1995 and 1996, respectively.

B. COMMITMENTS AND CONTINGENCIES

  The Company is committed for a limited number of leases, primarily for the rental of real estate. The real estate leases range up to five years and have variable renewal options. In addition, the Company is generally required to pay insurance, real estate taxes and other operating expenses. The following is a schedule of future minimum lease payments for the Company as of January 27, 1996:

   FISCAL YEARS ENDED JANUARY,                                  OPERATING LEASES
   ---------------------------                                  ----------------
   1997........................................................    $  497,000
   1998........................................................       523,000
   1999........................................................       135,000
   2000........................................................        66,000
   2001........................................................        66,000
   Later years.................................................        44,000
                                                                   ----------
   Total minimum lease payments................................    $1,331,000
                                                                   ==========

  Rental expense under operating leases amounted to $1,174,000, $996,000 and $1,147,000 for the fiscal years ended January of 1994, 1995 and 1996, respectively.

  The Company had outstanding letters of credit in the amount of $19.1 million as of January 27, 1996. The letters of credit are issued for the purchase of inventory.

C. INCOME TAXES

  The Company is included in the consolidated federal income tax return of TJX and, where applicable, is consolidated for state reporting purposes. The current income tax provision charged to the Company by TJX is based on the cost or benefits the Company provides in the consolidated tax returns. The deferred tax provision is computed based upon the differences between the tax basis of the Company's assets and liabilities and the reported amounts in the financial statements. The Company believes the income tax provision is representative of the Company's tax provision as if it was a stand-alone company.

  The provision for income taxes includes the following:

                                                  FISCAL YEAR ENDED JANUARY,
                                                 ------------------------------
                                                   1994       1995      1996
                                                 ---------  --------  ---------
                                                        (IN THOUSANDS)
   Current:
     Federal....................................    $5,947     $ 336     $1,793
     State......................................     1,959      (162)       542
   Deferred:
     Federal....................................        41        62      4,212
     State......................................        (6)       19      1,307
                                                    ------     -----     ------
   Provision for income taxes...................    $7,941     $ 255     $7,854
                                                    ======     =====     ======

                               CHADWICK'S, INC.

  The Company has a net deferred tax (asset) liability as follows:

                                             JANUARY 29, JANUARY 28, JANUARY 27,
                                                1994        1995        1996
                                             ----------- ----------- -----------
                                                       (IN THOUSANDS)
   Deferred tax assets:
     Inventory..............................   $ 3,712     $ 5,825     $ 3,371
     Reserve for customer returns...........     3,622       3,419       3,632
     All other..............................     4,072       2,825       3,000
                                               -------     -------     -------
   Total deferred tax assets................    11,406      12,069      10,003
                                               -------     -------     -------
   Deferred tax liabilities:
     Property and equipment.................     2,419       3,071       3,074
     Capitalized catalog costs..............     3,434       3,091       6,924
     Other..................................       770       1,204         821
                                               -------     -------     -------
   Total deferred tax liabilities...........     6,623       7,366      10,819
                                               -------     -------     -------
   Net deferred tax (asset) liability.......   $(4,783)    $(4,703)    $   816
                                               =======     =======     =======

  The following is a reconciliation of the federal statutory income tax rate to the effective income tax rate:

                                                                  FISCAL YEAR
                                                                 ENDED JANUARY,
                                                                 ----------------
                                                                 1994  1995  1996
                                                                 ----  ----  ----
   Statutory federal income tax rate............................  35%   35%   35%
     Permanent differences, primarily charitable contributions
      of inventory..............................................  (2)  (12)   (1)
     State income taxes, net of federal benefit.................   6    (6)    6
                                                                 ---   ---   ---
   Effective income tax rate....................................  39%   17%   40%
                                                                 ===   ===   ===

D. PENSION PLANS AND OTHER RETIREMENT BENEFITS

  The Company participates in TJX's non-contributory defined benefit retirement plan. The TJX plan covers the majority of full-time employees who have attained 21 years of age and have completed one year of service. Benefits are based on compensation earned in each year of service. TJX also has an unfunded supplemental retirement plan which covers certain key employees of the Company and provides additional retirement benefits based on average compensation. Pension expenses paid by the Company to TJX amounted to $101,000, $195,000 and $256,000 in the fiscal years ended January of 1994, 1995 and 1996, respectively.

  TJX does not segregate plan assets or liabilities by participating subsidiary company, and as a result, the following tables reflect the periodic pension cost and funded status of the TJX plan.

                             FISCAL YEAR ENDED JANUARY
                             ----------------------------
                               1994      1995      1996
                             --------  --------  --------
                                   (IN THOUSANDS)
   Service cost............  $  3,375  $  4,554  $  3,920
   Interest cost on pro-
    jected benefit obliga-
    tion...................     5,995     6,526     6,915
   Actual return on assets.   (12,188)    4,545   (15,215)
   Net amortization and de-
    ferrals................     5,760   (11,600)    9,384
                             --------  --------  --------
   Net periodic pension
    cost...................  $  2,942  $  4,025  $  5,004
                             ========  ========  ========

                               CHADWICK'S, INC.

                                                         JANUARY 28, JANUARY 27,
                                                            1995        1996
                                                         ----------- -----------
                                                             (IN THOUSANDS)
Accumulated benefit obligation, including vested bene-
 fits of $71,592 and $81,296...........................    $77,256     $91,606
                                                           -------     -------
Projected benefit obligation...........................     82,297      97,891
Plan assets at fair market value.......................     66,454      71,792
                                                           -------     -------
Projected benefit obligation in excess of plan assets..     15,843      26,099
Unrecognized net gain (loss) from past experience dif-
 ferent from that assumed and effects of changes in as-
 sumptions.............................................     (1,897)     (7,563)
Prior service cost not yet recognized in net periodic
 pension cost..........................................     (1,127)     (1,035)
Unrecognized net asset (obligation) as of initial date
 of application of SFAS No. 87.........................       (568)       (745)
                                                           -------     -------
Accrued pension cost...................................    $12,251     $16,756
                                                           =======     =======
Weighted average discount rate.........................       8.25%       7.00%
Rate of increase on future compensation levels.........       4.50%       4.00%
Expected long-term rate of return on assets............       9.50%       9.00%

  The Company also participates in TJX's 401(k) plans which match a portion of employee contributions. The Company's match for employee contributions was $158,000, $191,000 and $186,000 in the fiscal years ended January of 1994, 1995 and 1996, respectively.

  The TJX postretirement benefit plan is unfunded and provides limited postretirement medical and life insurance benefits to associates who participate in TJX's retirement plan and who retire at age 55 or older with 10 years or more of service. The postretirement expense paid by the Company was $28,000, $75,000 and $81,000 in the fiscal years ended January of 1994, 1995 and 1996, respectively.

  TJX does not segregate plan liabilities by participating subsidiary company, and as a result, the following tables reflect the periodic postretirement benefit cost and funded status of the TJX plan.

                                                      FISCAL YEAR ENDED JANUARY
                                                      --------------------------
                                                        1994     1995     1996
                                                      -------- -------- --------
                                                            (IN THOUSANDS)
Service cost.........................................  $   476   $  952   $  757
Interest cost on accumulated benefit obligation......      820      963    1,046
Net amortization.....................................      --        88      --
                                                        ------   ------   ------
Net periodic postretirement benefit cost.............   $1,296   $2,003   $1,803
                                                        ======   ======   ======

                                                        JANUARY 28, JANUARY 27,
                                                           1995        1996
                                                        ----------- -----------
                                                            (IN THOUSANDS)
Accumulated postretirement obligation:
  Retired associates...................................   $ 6,394     $ 6,731
  Fully eligible active associates.....................       712       1,146
  Other active associates..............................     5,168       7,861
                                                          -------     -------
Accumulated postretirement obligations.................    12,274      15,738
Unrecognized net gain (loss) due to change in assump-
 tions.................................................      (149)     (2,676)
                                                          -------     -------
Accrued postretirement benefits........................   $12,125     $13,062
                                                          =======     =======
Discount rate..........................................      8.25%       7.00%
Medical inflation rate.................................      5.00%       5.00%

                               CHADWICK'S, INC.

E. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

  The major components of accrued expenses and other current liabilities are as follows:

                                                         JANUARY 28, JANUARY 27,
                                                            1995        1996
                                                         ----------- -----------
                                                             (IN THOUSANDS)
   Employee compensation and benefits...................   $ 2,314     $ 3,727
   Reserve for customer returns.........................     8,266       8,780
   Customer prepayments.................................    13,495       8,372
   All other............................................    14,057      11,304
                                                           -------     -------
   Accrued expenses and other current liabilities.......   $38,132     $32,183
                                                           =======     =======

F. SUPPLEMENTAL CASH FLOW INFORMATION

  The Company's cash payments for interest expense and income taxes are as follows:

                                                     FISCAL YEAR ENDED JANUARY,
                                                     ---------------------------
                                                       1994      1995     1996
                                                     --------- -------- --------
                                                           (IN THOUSANDS)
   Cash paid for:
     Interest expense...............................   $ 3,378   $3,657   $7,247
     Income taxes...................................    11,196    3,204    3,078

G. DEBT

  During the fiscal year ended January 28, 1995, the Company secured a 10-year $45 million real estate mortgage on its fulfillment center (guaranteed by TJX), at 8.73% annual interest. The proceeds were used to prepay the $5.4 million outstanding mortgage on the facility, with the balance of the proceeds used to repay advances from TJX. The early retirement of the $5.4 million mortgage resulted in an after-tax extraordinary charge of $192,000 ($325,000 pre-tax) in the fiscal year ended January 28, 1995. In the fiscal year ended January 27, 1996, the Company prepaid its $45 million real estate mortgage on the fulfillment center in connection with TJX's purchase of Marshalls and incurred an extraordinary after-tax charge of $3.3 million ($5.6 million pre-tax) on the early retirement of this debt.

  Information relating to the Company's borrowings from TJX is described in Note A.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Representatives of Brylane, L.P.

  We have audited the accompanying balance sheets of the KingSize division (the Division) of WearGuard Corporation as of October 1, 1994 and September 30, 1995, and the related statements of revenues, expenses and net assets and cash flows for each of the years then ended. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the KingSize division of WearGuard Corporation as of October 1, 1994 and September 30, 1995, and the results of its operations and cash flows for each of the years then ended, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Columbus, Ohio
December 7, 1995

                   KINGSIZE DIVISION OF WEARGUARD CORPORATION

                                 BALANCE SHEETS

                                                         OCTOBER 1, SEPTEMBER 30,
                                                            1994        1995
                                                         ---------- -------------
                                                          (DOLLARS IN THOUSANDS)
                         ASSETS
                         ------
Current assets:
  Cash and cash equivalents.............................  $   508      $   525
  Accounts receivable, net..............................       94          158
  Inventories...........................................    8,296        8,075
  Prepaid catalog costs.................................    1,194        1,391
  Intercompany account with WearGuard...................      902        2,794
  Other prepaid expenses................................      189           19
                                                          -------      -------
    Total current assets................................   11,183       12,962
                                                          -------      -------
Property and equipment, net.............................      685          678
Intangible assets, net..................................    3,229        3,085
                                                          -------      -------
    Total assets........................................  $15,097      $16,725
                                                          =======      =======
               LIABILITIES AND NET ASSETS
               --------------------------
Current liabilities:
  Cash overdraft........................................  $   632      $   129
  Accounts payable......................................    6,153        2,797
  Accrued expenses......................................      969          852
  Reserve for returns...................................      414          323
                                                          -------      -------
    Total liabilities...................................    8,168        4,101
                                                          -------      -------
Net assets..............................................    6,929       12,624
                                                          -------      -------
    Total liabilities and net assets....................  $15,097      $16,725
                                                          =======      =======


    The accompanying notes are an integral part of the financial statements.

                   KINGSIZE DIVISION OF WEARGUARD CORPORATION

                STATEMENTS OF REVENUES, EXPENSES AND NET ASSETS

                                                               YEAR ENDED
                                                        ------------------------
                                                        OCTOBER 1, SEPTEMBER 30,
                                                           1994        1995
                                                        ---------- -------------
                                                         (DOLLARS IN THOUSANDS)
Net sales..............................................  $27,404      $38,396
Cost of goods sold.....................................   13,252       18,030
                                                         -------      -------
    Gross margin.......................................   14,152       20,366
Operating expenses:
  Catalog and advertising..............................    4,663        7,902
  Fulfillment..........................................    2,712        3,125
  Support services.....................................    1,349        1,900
  Administrative overhead allocation from WearGuard....    1,270        1,600
  Intangibles amortization.............................      144          144
                                                         -------      -------
    Total operating expenses...........................   10,138       14,671
Earnings before income taxes...........................    4,014        5,695
Net assets, beginning of year..........................    2,915        6,929
                                                         -------      -------
  Nets assets, end of year.............................  $ 6,929      $12,624
                                                         =======      =======


    The accompanying notes are an integral part of the financial statements.

                   KINGSIZE DIVISION OF WEARGUARD CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED
                                                       ------------------------
                                                       OCTOBER 1, SEPTEMBER 30,
                                                          1994        1995
                                                       ---------- -------------
                                                        (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Earnings before income taxes........................   $4,014      $5,695
  Adjustments to reconcile earnings before income
   taxes to net cash provided by operating activities:
    Depreciation......................................      120         141
    Amortization......................................      144         144
    Reserve for returns...............................      279         (91)
    Change in operating assets and liabilities:
      Accounts receivable.............................       10         (64)
      Inventories.....................................   (3,405)        221
      Prepaid catalog costs...........................     (573)       (197)
      Other prepaid expenses..........................     (105)        170
      Accounts payable................................    4,968      (3,356)
      Accrued expenses................................      210        (117)
                                                         ------      ------
    Total adjustments.................................    1,648      (3,149)
                                                         ------      ------
    Net cash provided by operating activities.........    5,662       2,546
                                                         ------      ------
Cash flows from investing activities:
  Additions to property and equipment.................      (94)       (134)
                                                         ------      ------
    Net cash used in investing activities.............      (94)       (134)
Cash flows from financing activities:
  Net intercompany account with WearGuard.............   (5,037)     (1,892)
  Decrease in cash overdraft..........................     (127)       (503)
                                                         ------      ------
    Net cash used in financing activities.............   (5,164)     (2,395)
                                                         ------      ------
    Net increase in cash and cash equivalents.........      404          17
Cash and cash equivalents, beginning of year..........      104         508
                                                         ------      ------
    Cash and cash equivalents, end of year............   $  508      $  525
                                                         ======      ======

    The accompanying notes are an integral part of the financial statements.

                  KINGSIZE DIVISION OF WEARGUARD CORPORATION

                       NOTES TO THE FINANCIAL STATEMENTS

(1)  BUSINESS OPERATIONS AND BASIS OF PRESENTATION:

     KingSize (the Division) is a division of WearGuard Corporation (WearGuard), a wholly-owned subsidiary of Aramark Corporation (Aramark). The Division is a catalog business devoted to big and tall men's apparel, footwear and related accessories.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Fiscal Year

     The Division's fiscal year ends on the Saturday closest to September 30.

 Cash and Cash Equivalents

     The Division considers investments with initial maturities of three months or less to be cash equivalents.

 Inventories

     Merchandise inventories are stated at the lower of cost or market, principally valued on the average-cost basis.

 Prepaid Catalog Costs

     Catalog costs primarily consist of mailed and unmailed catalog production and mailing costs that have not been fully amortized over the expected revenue stream, which is approximately three months from the date catalogs are mailed.

 Advertising Costs

     The cost of advertising is generally expensed when incurred. Advertising expense was approximately $1,367,000 in 1994 and $728,000 in 1995.

 Property and Equipment

     Additions to property and equipment are recorded at cost. Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives of ten years for leasehold improvements and three to ten years for other property and equipment. Repairs and maintenance are charged to expense as incurred;
renewals and betterments which extend service lives are capitalized.

     The cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of sale or retirement, with any gain or loss reflected in income.

 Intangible Assets

     Intangible assets consist of goodwill, customer list and other intangibles which are amortized over an estimated composite life of 25 years. Accumulated amortization at October 1, 1994 and September 30, 1995 was approximately $371,000 and $515,000, respectively.

                  KINGSIZE DIVISION OF WEARGUARD CORPORATION

 Revenue Recognition

     Sales are recorded at the time of shipment. The Division provides a reserve for the estimated merchandise returns, based on its prior customer returns experience.

 Income Taxes

     The Division is included in the federal and state income tax returns of Aramark. The Division is not charged for income taxes by WearGuard or Aramark. Therefore, no provision for income taxes has been included in the statements of revenues, expenses and net assets.

(3)  RELATED-PARTY TRANSACTIONS:

     The Division's cash receipts are transferred to WearGuard, and cash disbursements are made by WearGuard on behalf of the Division. The balance of the intercompany account with WearGuard is the net of these cash transfers and disbursements as well as administrative and occupancy cost allocations to the Division from WearGuard. The Division does not charge WearGuard interest on the intercompany balance, and WearGuard does not charge the Division interest on the Division's net assets.

     The Division shares certain administrative overhead and occupancy costs with WearGuard and WearGuard's other division. These costs are allocated among the Division, WearGuard and WearGuard's other division without a premium. Allocation of these costs to the Division is based on its estimated usage of administrative services or square footage.

     WearGuard participates in Aramark's self-insurance program for general liability and workers' compensation. Premiums allocated by WearGuard to the Division for general liability and workers' compensation are based on the Division's estimated payroll as a percentage of WearGuard's total payroll. Costs allocated to the Division were approximately $112,000 in 1994 and $110,000 in 1995.

     The Division is included in WearGuard's medical, dental, life and accidental death and dismemberment insurance policies and is charged for premiums related to its employees. Premiums charged to the Division were approximately $156,000 in 1994 and $227,000 in 1995.

(4)  PROPERTY AND EQUIPMENT:

     Property and equipment are recorded at cost. Property and equipment consist of:

                                                        OCTOBER 1, SEPTEMBER 30,
                                                           1994        1995
                                                        ---------- -------------
                                                         (DOLLARS IN THOUSANDS)
   Furniture, fixtures and equipment...................    $899       $1,033
   Leasehold improvements..............................      46           46
                                                           ----       ------
                                                            945        1,079
   Accumulated depreciation and amortization...........     260          401
                                                           ----       ------
       Property and equipment, net.....................    $685       $  678
                                                           ====       ======

                  KINGSIZE DIVISION OF WEARGUARD CORPORATION

(5) LEASES:

  The Division operates a retail store which sells merchandise that is no longer sold through its catalogs. The Division leases the related space under an operating lease that expires on August 31, 1997. Future minimum lease obligations are as follows:

   1996................................................................. $34,500
   1997.................................................................  31,625
                                                                         -------
                                                                         $66,125
                                                                         =======

  Rent expense was approximately $31,750 in 1994 and $34,500 in 1995.

(6) BENEFIT PLANS:

  The Division participates in the WearGuard 401(k) Super Saver Plan (the
Plan). All employees who have attained 18 years of age and have completed one year or 1,000 hours of service are eligible for the Plan. Employees can contribute up to 15% of their salaries to the Plan on a pre-tax basis, subject to Internal Revenue Service limitations. The Division will match up to 6% of the participants' plan contribution based on years of plan participation for each employee. The Division's costs under the Plan were approximately $49,000 in 1994 and $54,000 in 1995.

(7) INCOME TAXES:

  The Division is included in the federal and state income tax returns of Aramark. There was no provision for federal and state income taxes allocated to the Division during fiscal years 1994 and 1995. There were no outstanding income taxes payable to WearGuard and Aramark at October 1, 1994 and September 30, 1995.

(8) COMMITMENTS AND CONTINGENCIES:

  The Division is involved in various legal proceedings that are incidental to the conduct of its business. In the opinion of management, any liability with respect to these proceedings will not be material.

(9) SUBSEQUENT EVENT:

  In October 1995, KingSize Catalog Sales, L.P., an indirect wholly owned entity of Brylane, L.P. (Brylane), completed the acquisition of the assets of the Division (the Acquisition).

  The Acquisition was accounted for under the purchase method of accounting. In connection with the Acquisition, Brylane paid to WearGuard $52.5 million in cash and issued to WearGuard 350,000 limited partnership units in Brylane in return for the assets, net of the assumption of certain liabilities, relating to the Division.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   11
The Company...............................................................   17
Common Stock Repurchase...................................................   18
Use of Proceeds...........................................................   18
Price Range of Common Stock and Dividend Policy...........................   19
Capitalization............................................................   20
Unaudited Pro Forma Financial Statements..................................   21
Selected Financial Data...................................................   28
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   31
Business..................................................................   46
Certain Relationships and Related Transactions............................   60
Management................................................................   66
Principal and Selling Stockholders........................................   79
Shares Eligible for Future Sale...........................................   81
Description of Capital Stock..............................................   84
Description of Certain Financing Arrangements.............................   87
Underwriting..............................................................   90
Certain United States Federal Tax Consequences to Non-United States
 Purchasers...............................................................   93
Legal Matters.............................................................   94
Experts...................................................................   94
Available Information.....................................................   95
Index to Historical Financial Statements..................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               5,000,000 SHARES


                               [LOGO OF BRYLANE]

                                 COMMON STOCK

                               ----------------
                                  PROSPECTUS
                               ----------------

                              MERRILL LYNCH & CO.

                            LAZARD FRERES & CO. LLC

                               J.P. MORGAN & CO.

                    NATIONSBANC MONTGOMERY SECURITIES, INC.

                               OCTOBER 14, 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(INTERNATIONAL PROSPECTUS--ALTERNATE PAGE)


PROSPECTUS

                               5,000,000 SHARES

                               [LOGO OF BRYLANE]

                                 COMMON STOCK

                               ----------------

  All the shares of Common Stock of Brylane Inc. offered hereby are being offered by certain stockholders of the Company identified herein. Concurrently with the consummation of the Offerings, the Company will repurchase from the Selling Stockholders an aggregate of 2,500,000 shares of Common Stock at the Price to Public set forth on this cover page. The consummation of each of (i) the Offerings and (ii) the Common Stock Repurchase is contingent upon the consummation of the other and the closing of an amendment to the Company's existing bank credit facility. See "Principal and Selling Stockholders" and "Common Stock Repurchase". Upon consummation of the Offerings and the Common Stock Repurchase, FS&Co. and The Limited (each as defined) will own 25.3% and 14.8% of the Company's Common Stock respectively. The Company will not receive any proceeds from the sale of the Common Stock hereby.

  Of the 5,000,000 shares (the "Shares") offered hereby, 1,000,000 Shares are being offered outside the United States and Canada by the International Managers (the "International Offering") and 4,000,000 Shares are being offered in a concurrent offering in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The initial public offering price and the aggregate underwriting discount per share are identical for the Offerings. See "Underwriting".

  The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "BYL". On October 14, 1997, the last reported sale price of the Common Stock as reported on the NYSE was $46 9/16 per share.

  SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                  PROCEEDS TO
                                        PRICE TO   UNDERWRITING     SELLING
                                         PUBLIC    DISCOUNT(1)  STOCKHOLDERS(2)
-------------------------------------------------------------------------------
Per Share............................    $46.00       $2.07         $43.93
-------------------------------------------------------------------------------
Total (3)........................     $230,000,000 $10,350,000   $219,650,000
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) Expenses payable by the Company are estimated to be $700,000.
(3) The Selling Stockholders have granted to the U.S. Underwriters and the International Managers options, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 600,000 and 150,000 shares of Common Stock, respectively, to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will be $264,500,000, $11,902,500 and $252,597,500 respectively. See
    "Underwriting".

                               ----------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about October 20, 1997.

                               ----------------
MERRILL LYNCH INTERNATIONAL
    LAZARD CAPITAL MARKETS
            J.P. MORGAN SECURITIES LTD.
                  NATIONSBANC MONTGOMERY SECURITIES, INC.

                               ----------------

               The date of this Prospectus is October 14, 1997.

(INTERNATIONAL PROSPECTUS--ALTERNATE PAGE)

                                 UNDERWRITING

  The underwriters named below (the "International Managers"), acting through their respective representatives, Merrill Lynch International, Lazard Capital Markets, NationsBanc Montgomery Securities, Inc. and J.P. Morgan Securities Ltd. (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"), have severally agreed, subject to the terms and conditions contained in a purchase agreement relating to the Common Stock (the "International Purchase Agreement") and concurrently with the sale of 4,000,000 shares of Common Stock to certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"), to purchase from the Selling Stockholders the number of shares of Common Stock set forth opposite their respective names below. Under certain circumstances, the commitments of non-defaulting International Managers or U.S. Underwriters may be increased.

                                                                        NUMBER
   INTERNATIONAL MANAGERS                                              OF SHARES
   ----------------------                                              ---------
   Merrill Lynch International .......................................   250,000
   Lazard Capital Markets.............................................   250,000
   J.P. Morgan Securities Ltd. .......................................   250,000
   NationsBanc Montgomery Securities, Inc. ...........................   250,000
                                                                       ---------
        Total......................................................... 1,000,000
                                                                       =========

  The Selling Stockholders have also entered into a purchase agreement (the "U.S. Purchase Agreement" and, together with the International Purchase Agreement, the "Purchase Agreements") with the U.S. Underwriters. Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 1,000,000 shares of Common Stock to the International Managers, the Selling Stockholders have severally agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase, an aggregate of 4,000,000 shares of Common Stock. The public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

  In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such Purchase Agreement if any of such shares of Common Stock being sold pursuant to each such Purchase Agreement are purchased.

  The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate
Agreement, sales may be made between the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed. The price of any share of Common Stock so sold shall be the public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States or non-Canadian persons or to persons they believe intend to resell to non-United States or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except, in each case for transactions pursuant to the Intersyndicate Agreement.

  The International Representatives have advised the Company that the International Managers propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers (who may include International Managers) at such price less a concession

(INTERNATIONAL PROSPECTUS--ALTERNATE PAGE)

not in excess of $1.22 per share of Common Stock. The International Managers may allow, and such dealers may reallow, a discount not in excess of $.10 per share on sales to certain other dealers. After the Offerings, the offering price, the concession and discount may be changed.

  The Selling Stockholders have granted to the International Managers an option exercisable for a period of 30 days after the date of this Prospectus to purchase up to an additional 150,000 shares of Common Stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the International Managers exercise this option, each International Manager will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the 1,000,000 shares of Common Stock initially offered hereby.

  Each International Manager has represented and agreed that (i) it has not offered or sold, and will not for a period of six months following consummation of the Offerings offer or sell any shares of Common Stock offered hereby, to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995, (ii) it has complied with and will comply with all applicable provisions of the Public Offers of Securities Regulations 1995 and the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from, or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue or sale of the shares of Common Stock offered hereby to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

  In the Purchase Agreements, the Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company has agreed not to sell any shares of its capital stock (or any rights, options or warrants to purchase, or any securities convertible or exchangeable into or exercisable for, capital stock), with certain limited exceptions, for a period of 90 days following the date of the Purchase Agreements, without the prior written consent of Merrill Lynch on behalf of the Representatives. FS&Co., The Limited, Leeway & Co., NYNEX, the TJX Noteholder and WearGuard, as well as the directors of the Company, have each agreed not to sell, directly or indirectly, any of their shares, with certain limited exceptions, for a period of 90 days following the date of the Purchase Agreements. In addition, certain executive officers of the Company have each agreed not to sell, directly or indirectly, any of their shares with certain limited exceptions, following the date of the Purchase Agreements through December 15, 1997.

  Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

(INTERNATIONAL PROSPECTUS--ALTERNATE PAGE)

     If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

     The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions on that such transactions, once commenced, will not be discontinued without notice.

     The Company has been advised by Merrill Lynch that an affiliate of Merrill Lynch owns a limited partnership interest in FSEP III of approximately 1%. Merrill Lynch acted as agent in the placement of limited partnership interests for the aforementioned partnership, which is an investor in the Company. In addition, Merrill Lynch has provided and may in the future provide financial advisory and financing services to both FS&Co. and its affiliates and to the Company.

     Certain of the Underwriters engage in transactions with and perform services for the Company in the ordinary course of business. In February 1997, Merrill Lynch, Lazard Freres & Co. LLC and J.P. Morgan Securities Inc. acted as co-managers in connection with the Initial Public Offering and received underwriting discounts and commissions in connection therewith. In addition, in August 1993, each of them acted as placement agents in connection with the offering of the Senior Subordinated Notes by the Partnership and Brylane Capital Corp., a wholly-owned subsidiary of the Partnership, and received underwriting discounts and commissions in connection therewith.

  From time to time, in the ordinary course of their respective businesses, affiliates of J.P. Morgan Securities Inc. have engaged, and may in the future engage, in commercial banking and investment banking transactions with the Company. In particular, Morgan Guaranty, an affiliate of J.P. Morgan Securities Inc., was the agent bank under the Company's 1993 Bank Credit Facility and 1996 Bank Credit Facility. In addition, in connection with the 1997 Bank Credit Facility, Morgan Guaranty acted as administrative agent and Merrill Lynch Capital, an affiliate of Merrill Lynch, acted as documentation agent, for which each received customary fees. Morgan Guaranty, J.P. Morgan Securities Inc. and Merrill Lynch Capital will act as co-agents in connection with the Amended 1997 Bank Credit Facility. In addition, Morgan Guaranty is the agent bank under a revolving commitment facility for each of The Limited and World Financial.

     Brylane paid to Lazard Freres & Co. LLC a fee and reimbursement of expenses for investment banking services performed by it in connection with the Brylane Acquisition. From time to time, Lazard Freres & Co. LLC performs investment banking services for The Limited and its subsidiaries, and in connection therewith receives customary fees.

     Brylane paid to Merrill Lynch and Lazard Freres & Co. LLC fees for investment banking services performed by them in connection with the Chadwick's Acquisition.

(INTERNATIONAL PROSPECTUS--ALTERNATE PAGE)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   11
The Company...............................................................   17
Common Stock Repurchase...................................................   18
Use of Proceeds...........................................................   18
Price Range of Common and Dividend Policy.................................   19
Capitalization............................................................   20
Unaudited Pro Forma Financial Statements..................................   21
Selected Financial Data...................................................   28
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   31
Business..................................................................   46
Certain Relationships and Related Transactions............................   60
Management................................................................   66
Principal and Selling Stockholders........................................   79
Shares Eligible for Future Sale...........................................   81
Description of Capital Stock..............................................   84
Description of Certain Financing Arrangements.............................   87
Underwriting..............................................................   90
Certain United States Federal Tax Consequences to Non-United States
 Purchasers...............................................................   93
Legal Matters.............................................................   94
Experts...................................................................   94
Available Information.....................................................   95
Index to Historical Financial Statements..................................  F-1

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--------------------------------------------------------------------------------

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                                5,000,000 SHARES


                                [LOGO OF BRYLANE]


                                  COMMON STOCK


                                ---------------
                                   PROSPECTUS
                                ---------------

                          MERRILL LYNCH INTERNATIONAL

                             LAZARD CAPITAL MARKETS

                          J.P. MORGAN SECURITIES LTD.

                    NATIONSBANC MONTGOMERY SECURITIES, INC.

                                OCTOBER 14, 1997

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